UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K

(Mark One)

☑ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

or

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission file number: 001-31343

ASSOCIATED BANC-CORP

(Exact name of registrant as specified in its charter)

Wisconsin	**39-1098068**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
433 Main Street	
Green Bay, Wisconsin	**54301**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: (920) 491-7500

SECURITIES REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT:

Title of each class	Trading symbol(s)	Name of each exchange on which registered
Common stock, par value $0.01 per share	ASB	New York Stock Exchange
Depositary Shrs, each representing 1/40th intrst in a shr of 5.875% Non-Cum. Perp Pref Stock, Srs E	ASB PrE	New York Stock Exchange
Depositary Shrs, each representing 1/40th intrst in a shr of 5.625% Non-Cum. Perp Pref Stock, Srs F	ASB PrF	New York Stock Exchange
6.625% Fixed-Rate Reset Subordinated Notes due 2033	ASBA	New York Stock Exchange

SECURITIES REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT:

None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☑ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.

Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

Yes ☑ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☑	Accelerated filer ☐
Non-accelerated filer ☐	Smaller reporting company ☐
Emerging growth company ☐	

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal controls over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☑

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act).

Yes ☐ No ☑

As of June 30, 2024, (the last business day of the registrant's most recently completed second fiscal quarter) the aggregate market value of the voting stock held by nonaffiliates of the registrant was $3,150,869,057. This excludes $38,239,128 of market value representing the outstanding shares of the registrant owned by all directors and officers who may be deemed affiliates. This includes $58,526,090 of market value representing 1.84% of the outstanding shares of the registrant held in a fiduciary capacity by the trust company subsidiary of the registrant.

As of January 31, 2025, 166,245,596 shares of common stock were outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's Proxy Statement for the Annual Meeting of Shareholders to be held on April 29, 2025 are incorporated by reference in this Form 10-K into Part III.

Auditor Name: KPMG LLP Auditor Location: Chicago, Illinois Auditor Firm ID: 185

ASSOCIATED BANC-CORP

2024 Form 10-K Table of Contents

ASSOCIATED BANC-CORP
Commonly Used Terms

The following listing provides a reference of common acronyms, abbreviations, and other defined terms used throughout the document:

2020 Plan	2020 Incentive Compensation Plan
ABL	Asset-Based Lending
ACL	Allowance for Credit Losses on Loans and Investments
ACLL	Allowance for Credit Losses on Loans
ADC	Acquisition, Development, or Construction
AFS	Available for Sale
AI	Artificial Intelligence
ALCO	Asset/Liability Committee
AML	Anti-Money Laundering
Associated / Corporation / our / us / we	Associated Banc-Corp collectively with all of its subsidiaries and affiliates
Associated Bank / the Bank	Associated Bank, National Association
ASU	Accounting Standards Update
ATM	Automated Teller Machine
ATR	Ability-to-Repay
Basel III	International framework established by the Basel Committee on Banking Supervision for the regulation of capital and liquidity
BHC Act	Bank Holding Company Act of 1956, as amended
bp	basis point(s)
BSA	Bank Secrecy Act
BTFP	Bank Term Funding Program
CAMELS	Capital adequacy, Asset quality, Management, Earnings, Liquidity, and Sensitivity
CAN-SPAM Act	Controlling the Assault of Non-Solicited Pornography and Marketing Act of 2003
CCPA	California Consumer Privacy Act
CDs	Certificates of Deposit
CDIs	Core Deposit Intangibles
CECL	Current Expected Credit Losses
CET1	Common Equity Tier 1
CFPB	Consumer Financial Protection Bureau
CFT	Countering the Financing of Terrorism
CIO	Chief Information Officer
CISO	Chief Information Security Officer
CMO	Collateralized Mortgage Obligation
CPRA	California Privacy Rights Act
CRA	Community Reinvestment Act
CRE	Commercial Real Estate
CRO	Chief Risk Officer
CRG	Colleague Resource Group
DEI	Diversity, Equity and Inclusion
DIF	Deposit Insurance Fund
Dodd-Frank Act	Dodd-Frank Wall Street Reform and Consumer Protection Act
DOJ	Department of Justice

DOL	Department of Labor
DTAs	Deferred Tax Assets
DTI	Debt-to-Income
EAR	Earnings at Risk
ECOA	Equal Credit Opportunity Act
Economic Growth Act	Economic Growth, Regulatory Relief, and Consumer Protection Act
EFTA	Electronic Funds Transfer Act
ERC	Enterprise Risk Committee of the Corporation's Board of Directors
ESG	Environmental, Social, and Governance
Exchange Act	Securities Exchange Act of 1934, as amended
FASB	Financial Accounting Standards Board
FCRA	Fair Credit Reporting Act, as amended by the Fair and Accurate Credit Transactions Act
FDI Act	Federal Deposit Insurance Act
FDIC	Federal Deposit Insurance Corporation
FDICIA	Federal Deposit Insurance Corporation Improvement Act
Federal Reserve	Board of Governors of the Federal Reserve System
Fitch	Fitch Ratings
FFELP	Federal Family Education Loan Program
FFIEC	Federal Financial Institutions Examination Council
FHFA	Federal Housing Finance Agency
FHLB	Federal Home Loan Bank
FHLMC	Federal Home Loan Mortgage Corporation
FICO Score	Fair Isaac Corporation score, a broad-based risk score to aid in credit decisions
FinCEN	Financial Crimes Enforcement Network
FINRA	Financial Industry Regulatory Authority
FNMA	Federal National Mortgage Association
FOMC	Federal Open Market Committee
FTC	Federal Trade Commission
FTEs	Full-time equivalent employees
FTP	Funds Transfer Pricing
GAAP	Generally Accepted Accounting Principles
GHG	Greenhouse Gas
GLBA	Gramm-Leach-Bliley Act of 1999
GNMA	Government National Mortgage Association
GSE	Government-Sponsored Enterprise
HTM	Held to Maturity
HVCRE	High Volatility Commercial Real Estate
IDI	Insured Depository Institution
LLC	Limited Liability Company
LMI	Low- to Moderate-Income
LOCOM	Lower of Cost or Market
LTV	Loan-to-Value
MBS	Mortgage-Backed Securities
Moody's	Moody's Investors Service
MSAs	Mortgage Servicing Assets
MSRs	Mortgage Servicing Rights
MVE	Market Value of Equity
NAICS	North American Industry Classification System
NDAA	National Defense Authorization Act

Net Free Funds	Noninterest-bearing sources of funds
NPAs	Nonperforming Assets
NSF	Non-sufficient funds
NYSE	New York Stock Exchange
OCC	Office of the Comptroller of the Currency
OCI	Other Comprehensive Income
OREO	Other Real Estate Owned
Parent Company	Associated Banc-Corp individually
Patriot Act	Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001
PCD	Purchased Credit Deteriorated
PCI-DSS	Payment Card Industry Data Security Standard
QMs	Qualified Mortgages
RAP	Retirement Account Plan - the Corporation's noncontributory defined benefit retirement plan
REIT	Real Estate Investment Trust
Repurchase Agreements	Securities sold under agreements to repurchase
RESPA	Real Estate Settlement Procedures Act
Restricted Stock Awards	Restricted common stock and restricted common stock units to certain key employees
Retirement Eligible Colleagues	Colleagues whose retirement meets the early retirement or normal retirement definitions under the applicable equity compensation plan
S&P	Standard & Poor's
SAR	Suspicious Activity Report
SBA	Small Business Administration
SBNY	Signature Bank
SEC	U.S. Securities and Exchange Commission
Securities Act	Securities Act of 1933, as amended
Series E Preferred Stock	The Corporation's 5.875% Non-Cumulative Perpetual Preferred Stock, Series E, liquidation preference $1,000 per share
Series F Preferred Stock	The Corporation's 5.625% Non-Cumulative Perpetual Preferred Stock, Series F, liquidation preference $1,000 per share
SMS	Short Message Service
SOFR	Secured Overnight Finance Rate
SVB	Silicon Valley Bank
Tax Act	U.S. Tax Cuts and Jobs Act of 2017
TCPA	Telephone Consumer Protection Act
TDR	Troubled Debt Restructuring
TILA	Truth in Lending Act

Special Note Regarding Forward-Looking Statements

This document, including the documents that are incorporated by reference, contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Exchange Act. You can identify forward-looking statements by words such as "believe," "expect," "anticipate," "plan," "estimate," "should," "intend," "target," "outlook," "project," "guidance," "forecast," or similar expressions. You should read statements that contain these words carefully because they discuss our future expectations or state other "forward-looking" information. Such forward-looking statements may relate to our financial condition, results of operations, plans, objectives, future performance, or business and are based upon the beliefs and assumptions of our management and the information available to our management at the time these disclosures are prepared. These forward-looking statements involve risks and uncertainties that we may not be able to accurately predict or control and our actual results may differ materially from those we described in our forward-looking statements. Shareholders should be aware that the occurrence of the events discussed under the heading Risk Factors in this document, and in the information incorporated by reference herein, could have an adverse effect on our business, results of operations, and financial condition. These factors, many of which are beyond our control, include the following.

- Credit risks, including changes in economic conditions and risk relating to our ACL.
- Liquidity and interest rate risks, including the impact of capital market conditions and changes in monetary policy on our borrowings and net interest income.
- Operational risks, including processing, information systems, cybersecurity, vendor problems, business interruption, and fraud risks.
- Strategic and external risks, including economic, political, and competitive forces impacting our business.
- Legal, compliance, and reputational risks, including regulatory and litigation risks.
- The risk that our analyses of these risks and forces could be incorrect and/or that the strategies developed to address them could be unsuccessful.

For a discussion of these and other risks that may cause actual results to differ from expectations, please refer to the Risk Factors Summary and Risk Factors sections of this document. The forward-looking statements contained or incorporated by reference in this document relate only to circumstances as of the date on which the statements are made. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

Risk Factors Summary

Our business is subject to a number of risks, a summary of which is set forth below. These risks are discussed more fully in Part I, Item 1A, Risk Factors herein.

Credit Risks
- Changes and instability in economic conditions, geopolitical matters and financial markets, including a contraction of economic activity, could adversely impact our business, results of operations and financial condition.
- Changes in U.S. trade policies, including the imposition of tariffs and retaliatory tariffs, may adversely impact our business, financial condition, and results of operations.
- Our allowance for credit losses on loans may be insufficient.
- We are subject to lending concentration risks.
- CRE lending may expose us to increased lending risks.
- We depend on the accuracy and completeness of information furnished by and on behalf of our customers and counterparties.
- Lack of system integrity or credit quality related to funds settlement could result in a financial loss.
- We are subject to environmental liability risk associated with lending activities.

Liquidity and Interest Rate Risks
- Impairment of our access to liquidity could affect our ability to meet our obligations.
- The proportion of our deposit account balances that exceed FDIC insurance limits may expose the Bank to enhanced liquidity risk in times of financial distress.
- Adverse changes to our credit ratings could limit our access to funding and increase our borrowing costs.
- We are subject to interest rate risk.
- The impact of interest rates on our mortgage banking business can have a significant impact on revenues.
- Changes in interest rates could reduce the value of our investment securities holdings which would increase our accumulated other comprehensive loss and thereby negatively impact stockholders' equity.
- Changes in interest rates could also reduce the value of our residential mortgage-related securities and MSRs, which could negatively affect our earnings.
- We rely on dividends from our subsidiaries for most of our cash flow.

Operational Risks

- We face significant operational risks due to the high volume and the high dollar value nature of transactions we process.
- Unauthorized disclosure of sensitive or confidential client or customer information, whether through a cyber-attack, other breach of our computer systems or otherwise, could severely harm our business.
- Information security risks for financial institutions like us continue to increase in part because of new technologies, the increased use of the internet and telecommunications technologies (including mobile devices and cloud computing) to conduct financial and other business transactions, political activism, and the increased sophistication and activities of organized crime, perpetrators of fraud, hackers, terrorists and others.
- From time to time, the Corporation engages in acquisitions, including acquisitions of depository institutions. The integration of core systems and processes for such transactions often occurs after the closing, which may create elevated risk of cyber incidents.
- We rely heavily on communications and information systems to conduct our business. We have experienced cybersecurity attacks in the past and our communications and information systems may experience an interruption or breach in security from future attacks.
- We are subject to certain industry standards regarding our credit card-related services. Failure to meet those standards may significantly impact our ability to offer these services.
- Compliance with the rapidly evolving federal and state laws relating to the handling of information about individuals involves significant expenditure and resources, and any failure by us or our vendors to comply may result in significant liability, negative publicity, and/or an erosion of trust, which could materially adversely affect our business, results of operations, and financial condition.
- Any actual or perceived failure to comply with evolving regulatory frameworks around the development and use of AI could adversely affect our business, results of operations, and financial condition.
- We are dependent upon third parties for certain information system, data management and processing services, and to provide key components of our business infrastructure.
- The potential for business interruption exists throughout our organization.
- Changes in the federal, state, or local tax laws may negatively impact our financial performance.
- Impairment of investment securities, goodwill, other intangible assets, or DTAs could require charges to earnings, which could result in a negative impact on our results of operations.
- Failure to appropriately administer or manage our investment management and asset servicing businesses properly could put the related earnings at risk.
- Climate change and related legislative and regulatory initiatives may result in operational changes and expenditures that could significantly impact our business.
- Severe weather, natural disasters, public health issues, civil unrest, acts of war or terrorism, and other external events could significantly impact our ability to conduct business.
- Increasing, complex, evolving and conflicting regulatory, stakeholder, and other third-party expectations on ESG and DEI matters could adversely affect our reputation, our access to capital and the market price of our securities.

Strategic and External Risks

- Our earnings are significantly affected by the fiscal and monetary policies of the federal government and its agencies.
- Significant changes to the size, structure, powers and operations of the federal government may cause economic disruptions that could, in turn, adversely impact our business, results of operations and financial condition.
- Our financial condition and results of operations could be negatively affected if we fail to grow or fail to manage our growth effectively.
- We operate in a highly competitive industry and market area.
- Fiscal challenges facing the U.S. government could negatively impact financial markets which in turn could have an adverse effect on our financial position or results of operations.
- Consumers may decide not to use banks to complete their financial transactions.
- Our profitability depends significantly on economic conditions in the states within which we do business.
- The earnings of financial services companies are significantly affected by general business and economic conditions.
- New lines of business or new products and services may subject us to additional risk.
- Failure to keep pace with technological change could adversely affect our business.
- We may be adversely affected by risks associated with potential and completed acquisitions.
- Acquisitions may be delayed, impeded, or prohibited due to regulatory issues.

Legal, Regulatory, Compliance and Reputational Risks

- We are subject to extensive government regulation and supervision.
- The Bank faces risks related to the adoption of future legislation and potential changes in federal regulatory agency leadership, policies, and priorities.
- The failures of several larger banks in 2023 triggered volatility in the banking sector and resulted in agency rulemaking activities and changes in agency policies and priorities that have subjected midsize and larger financial institutions, including the Corporation and the Bank, to enhanced government regulation and supervision.
- We could continue to experience adjustments in FDIC insurance assessments.

- Changes in requirements relating to the standard of conduct for broker-dealers under applicable federal and state law may adversely affect our business.
- The CFPB has reshaped the consumer financial laws through rulemaking and enforcement of the prohibitions against unfair, deceptive and abusive business practices. Compliance with such initiatives may impact the business operations of depository institutions offering consumer financial products or services, including the Bank.
- The Bank is periodically examined for mortgage-related issues, including mortgage loan and default services, fair lending, and mortgage banking.
- We may experience unanticipated losses as a result of residential mortgage loan repurchase or reimbursement obligations under agreements with secondary market purchasers.
- Fee revenues from overdraft protection programs constitute a significant portion of our noninterest income and have become subject to increased supervisory scrutiny.
- We are subject to examinations and challenges by tax authorities.
- We are subject to claims and litigation pertaining to fiduciary responsibility.
- We are a defendant in a variety of litigation and other actions, which may have a material adverse effect on our financial condition and results of operation.
- Negative publicity could damage our reputation.
- Ethics or conflict of interest issues could damage our reputation.

Risks Related to an Investment in Our Securities
- The price of our securities can be volatile.
- There may be future sales or other dilution of our equity, which may adversely affect the market price of our securities.
- We may reduce or eliminate dividends on our common stock.
- Common stock is equity and is subordinate to our existing and future indebtedness and preferred stock and effectively subordinated to all the indebtedness and other non-common equity claims against our subsidiaries.
- Our articles of incorporation, bylaws, and certain banking laws may have an anti-takeover effect.
- An investment in our common stock is not an insured deposit.
- An entity holding as little as a 5% interest in our outstanding common stock could, under certain circumstances, be subject to regulation as a "bank holding company."
- Our ability to originate residential mortgage loans for portfolio has been adversely affected by the increased competition resulting from the unprecedented involvement of the U.S. government and GSEs in the residential mortgage market.

General Risk Factors
- Changes in our accounting policies or in accounting standards could materially affect how we report our financial results.
- Our internal controls may be ineffective.
- We may not be able to attract and retain skilled people.
- Loss of key colleagues may disrupt relationships with certain customers.


PART I


ITEM 1.	Business

General

Associated Banc-Corp is a bank holding company registered pursuant to the BHC Act. Our bank subsidiary, Associated Bank, traces its history back to the founding of the Bank of Neenah in 1861. We were incorporated in Wisconsin in 1964 and were inactive until 1969 when permission was received from the Federal Reserve to acquire three banks. At December 31, 2024, we owned one nationally chartered commercial bank headquartered in Green Bay, Wisconsin, which serves local communities across the upper Midwest, one nationally chartered trust company headquartered in Milwaukee, Wisconsin, and 12 limited purpose banking and nonbanking subsidiaries either located in or conducting business primarily in our three-state branch footprint (Wisconsin, Illinois, and Minnesota) that are closely related or incidental to the business of banking or financial in nature. Measured by total assets reported at December 31, 2024, we are the largest bank holding company headquartered in Wisconsin.

Services

Through Associated Bank and various nonbanking subsidiaries, we provide a broad array of banking and nonbanking products and services to individuals and businesses through 188 banking branches as of December 31, 2024, serving more than 100 communities, primarily within our three-state branch footprint. Our business is primarily relationship-driven and is organized into three reportable segments: Corporate and Commercial Specialty; Community, Consumer, and Business; and Risk Management and Shared Services.

See Note 20 Segment Reporting of the notes to consolidated financial statements in Part II, Item 8, Financial Statements and Supplementary Data, for additional information concerning our reportable segments.

We are not dependent upon a single or a few customers, the loss of which would have a material adverse effect on us.

Human Capital Matters

We are very fortunate to have a team of approximately 4,000 colleagues at December 31, 2024 who are capable, determined and empowered to drive our company forward. None of our colleagues are represented by unions.

We believe attracting and retaining talent in a highly competitive candidate market fuels our ability to serve our customers and support our communities. We are focused on sourcing talent from all backgrounds through engagement with workforce development programs, partnerships with various organizations, and active campus recruitment. As a result, we were able to hire over 650 external candidates in 2024. At the same time, in 2024, we had low voluntary turnover of 12% while 21% of colleagues advanced their careers at the Corporation through nearly 850 internal promotions or lateral moves. At December 31, 2024, the average tenure of our workforce was 8.8 years while the average tenure of our executive leadership team was 11.0 years.

Through internal and external training and development programs, we aim to help our colleagues improve their skills so they can achieve their career goals and transition to more challenging roles.

- Beginning in 2024, the Corporation initiated quarterly progress reviews for all colleagues designed to enhance colleague development, growth, and performance through consistent coaching and feedback.

- In 2024, we introduced significant training and resources for development and career planning to include new leadership development programs and workshops for both leaders and colleagues.

- During 2024, we completed over 330 individual career coaching sessions and offered nearly 70 hours of training to assist colleagues in creating meaningful performance and development objectives.

By strengthening our workforce and providing opportunities for colleagues to apply their talent and grow as professionals, we strive to foster pride in working for Associated and to be recognized as the employer of choice among Midwestern financial services firms.

Colleague engagement is a focus for our company. During 2024, 91% of our colleagues provided feedback through an annual workplace survey conducted by a third-party on key topics related to the overall health and culture of the organization. The survey respondent percentage is well above the average response rate for commercial banks. For the eighth year in a row, we received more than 8,000 colleague comments, including more than 10,000 in 2024, which we believe demonstrates that colleagues are interested in, and comfortable with, sharing candid feedback.

We are pleased to support total health and well-being through a variety of benefits, programs, activities, and educational opportunities throughout the year. Our dedicated Total Well-being team provides free and confidential health coaching while a 24/7/365 Employee Assistance Program (EAP) provides access to complimentary counseling services, financial coaching, and a variety of additional resources to support the unique needs of our colleagues and their families (e.g. elder, adult, child, family support and legal services). Additionally, our comprehensive Total Well-being platform provides all colleagues with an opportunity to earn incentives throughout the year for participating in activities, challenges, and educational opportunities. As of December 31, 2024:

- Over 2,700 colleagues and spouses participated in an annual wellness visit with a primary care provider.

- Nearly 1,650 colleagues received a well-being reimbursement for the purchase of items such as gym memberships, home fitness equipment, and/or fitness tracking devices. The total value for well-being reimbursements was over $300,000.

- Over 1,300 colleagues earned incentives through our Total Well-being program totaling over $160,000.

We regularly review our pay and benefits programs so that we are offering a total rewards package (including salary, incentives, benefits, and well-being opportunities) that we believe is fair, equitable, and competitive in our marketplace.

We believe our success begins and ends with people. For this reason, fostering a culture where people feel valued, respected, and comfortable sharing ideas and perspectives is a core focus of the Corporation. Our culture is anchored in the belief that we are better together, and great ideas can come from anywhere in the Corporation.

We are committed to nurturing an inclusive culture that is centered around providing equal opportunity to our colleagues (regardless of background), responding to community and customer needs, and producing exceptional values for our shareholders. Business lines are focused on fostering a culture of belonging and inclusion among our colleagues in support of equal opportunity. Our efforts are supported by the work of our seven CRGs. These groups, which are open to all employees, are centered on development and colleague growth. Our CRG members contribute to discussions around workforce development, workplace culture, policies and programs, and marketplace practices.

- Since inception of the CRG mentorship program in 2022, the program has logged over 3,400 self-reported hours as of December 31, 2024.

- During 2024, CRGs hosted more than 100 events that focused on support of our business strategy, professional development, talent recruitment, and community involvement.

Our commitment to our communities goes beyond providing banking services. We use our expertise and financial resources to support communities in accordance with the CRA requirements.These initiatives and investments create opportunities for individuals, families, and businesses to fully participate in and share the rewards of building economic stability in our communities.

Competition

The financial services industry is highly competitive. We compete for loans, deposits, and financial services in all of our principal markets. We compete directly with other bank and nonbank institutions located within our markets, internet-based banks, out-of-market banks and bank holding companies that advertise or otherwise serve our markets, money market funds and other mutual funds, brokerage houses, and various other financial institutions. Additionally, we compete with insurance companies, leasing companies, regulated small loan companies, credit unions, governmental agencies, and commercial entities offering financial services products, including nonbank lenders and financial technology companies. Competition involves, among other things, efforts to retain current customers and to obtain new loans and deposits, the scope and types of services offered, interest rates paid on deposits and charged on loans, as well as other aspects of banking. We also face direct competition from subsidiaries of bank holding companies that have far greater assets and resources than ours.

Supervision and Regulation

Overview

The Corporation and its banking and nonbanking subsidiaries are subject to extensive regulation and oversight both at the federal and state levels. The following is an overview of the statutory and regulatory framework that affects the business of the Corporation and our subsidiaries.

BHC Act Requirements

As a registered bank holding company under the BHC Act, we are regulated, supervised, and examined by the Federal Reserve. In connection with applicable requirements, bank holding companies file periodic reports and other information with the Federal Reserve. The BHC Act also governs the activities that are permissible for bank holding companies and their affiliates and permits the Federal Reserve, in certain circumstances, to issue cease and desist orders and other enforcement actions against bank holding companies and their nonbanking affiliates to correct and curtail unsafe or unsound banking practices. Under the Dodd-Frank Act and longstanding Federal Reserve policy, bank holding companies are required to act as a source of financial strength to each of their banking subsidiaries pursuant to which such holding company may be required to commit financial resources to support such subsidiaries in circumstances when, absent such requirements, they might not otherwise do so. The BHC Act further regulates holding company activities, including requirements and limitations relating to capital, transactions with officers, directors and affiliates, securities issuances, dividend payments, inter-affiliate liabilities, extensions of credit, and expansion through mergers and acquisitions.

The BHC Act allows certain qualifying bank holding companies that elect treatment as "financial holding companies" to engage in activities that are financial in nature and that explicitly include the underwriting and sale of insurance. The Parent Company thus far has not elected to be treated as a financial holding company. Bank holding companies that have not elected such treatment generally must limit their activities to banking activities and activities that are closely related to banking.

Regulation of Associated Bank and Trust Company Subsidiaries

Associated Bank and our nationally-chartered trust company subsidiary are regulated, supervised and examined by the OCC. The OCC has primary supervisory and regulatory authority over the operations of Associated Bank and the Corporation's trust company subsidiary. As part of this authority, Associated Bank and our trust company subsidiary are required to file periodic reports with the OCC and are subject to regulation, supervision and examination by the OCC. To support its supervisory function, the OCC has the authority to assess and charge fees on all national banks according to a set fee schedule. On November 27, 2024, the OCC published its assessment rates for the 2025 calendar year. The OCC increased the marginal rates in the general assessment fee schedule for banks with assets above $40 billion, such as Associated Bank, by 16 percent and all other marginal rates in the general assessment fee schedule by 2.65 percent to account for inflation.

Associated Bank, our only subsidiary that accepts insured deposits, is also subject to examination by the FDIC. Additionally, under the Dodd-Frank Act, the FDIC has backup enforcement authority over a depository institution holding company, such as the Parent Company, if the conduct or threatened conduct of such holding company poses a risk to the DIF, although such authority may not be used if the holding company is generally in sound condition and does not pose a foreseeable and material risk to the DIF.

We are also subject to the enforcement and rule-making authority of the CFPB regarding consumer financial products. The CFPB has the authority to create and enforce consumer protection rules and regulations and has the power to examine us for compliance with such rules and regulations. The CFPB also has the authority to prohibit "unfair, deceptive or abusive" acts and practices. The CFPB has examination and enforcement authority over all banks with more than $10 billion in assets. For additional information, please refer to Item 1— Business — Supervision and Regulation — Consumer Financial Services Regulations.

Standards for Safety and Soundness

The federal banking agencies have adopted the Interagency Guidelines for Establishing Standards for Safety and Soundness (the "Guidelines"). The Guidelines establish certain safety and soundness standards for all depository institutions. The operational and managerial standards in the Guidelines relate to the following: (1) internal controls and information systems; (2) internal audit systems; (3) loan documentation; (4) credit underwriting; (5) interest rate exposure; (6) asset growth; (7) compensation, fees and benefits; (8) asset quality; and (9) earnings. Rather than providing specific rules, the Guidelines set forth basic compliance considerations and guidance with respect to a depository institution. Failure to meet the standards in the Guidelines, however, could result in a request by the OCC for a written compliance plan to demonstrate efforts to come into compliance with such Guidelines. Failure to provide and implement a plan requires the appropriate federal banking agency to issue an order to the institution requiring compliance.

Corporate and Risk Governance

We are required as a supervisory matter to implement an effective corporate and risk governance framework commensurate with our size, complexity and risk profile. Fundamental components of this framework include the authorities and responsibilities of directors and senior managers to govern the operations and structure of the Corporation and the Bank, as well as the implementation and management of systems and processes designed to identify, measure, monitor and control the risks to the organization, specifically including strategic, reputation, compliance and operational risks.

Corporate and risk governance oversight is a core supervisory function of the federal banking agencies, including the OCC. National banks with at least $50 billion in total assets are subject to prescribed standards for the implementation of risk governance frameworks addressing credit risk, interest rate risk, liquidity risk, price risk, operational risk, compliance risk, strategic risk, and reputation risks. Additionally, on October 11, 2023, the FDIC issued a proposed rule and guidelines that would require all FDIC-supervised IDIs with total assets of $10 billion or more to adopt heightened corporate governance and risk management standards pursuant to which covered institutions would be required to develop and implement a comprehensive and independent risk management function and effective programs for internal controls, risk management, and audits. As of December 31, 2024, the proposed rule has not been adopted. As a result of the change in the Administration and based on recent statements from Travis Hill, the new Acting Chairman of the FDIC, the proposed rule is unlikely to be adopted as proposed and the prospects and timing for a re-proposal by the FDIC are not certain at this time.

Although the Bank presently is not subject to the existing OCC risk governance standards for larger banks based on its current asset size, and the Bank, as a national bank supervised by the OCC, is not within the scope of the FDIC's proposed rule, certain expectations set forth in existing and proposed regulatory guidelines may be imposed upon the Bank in the ordinary course of supervision and examination.

Further, the federal banking agencies have in recent years increased their focus on banks' third-party risk management controls and practices. The federal banking agencies, including the OCC, adopted interagency guidance on risk management of third-party relationships. The guidance applies broadly to any business agreement between a banking organization and another entity, by contract or otherwise (including affiliated entities), and it requires banking organizations to analyze the risks associated with each third-party relationship and establish effective governance and risk management processes for all stages of a third-party relationship, including planning, due diligence and third-party selection, contract negotiation, ongoing monitoring, and termination.

On July 25, 2024, the federal banking agencies, including the OCC, issued a joint statement on banks' arrangements with third parties to deliver bank deposit products and services. The joint statement identifies potential risks related to arrangements between banks and third parties to deliver bank deposit products and services to customers and provides examples of risk management practices to manage such risks.

Banking Acquisitions

We are required to obtain prior Federal Reserve approval before acquiring more than 5 percent of the voting shares, or substantially all of the assets, of a bank holding company, bank or savings association. In addition, the prior approval of the OCC is required for a national bank to merge with another bank or purchase the assets or assume the deposits of another bank. In determining whether to approve a proposed bank acquisition, federal bank regulators will consider, among other factors, the effect of the acquisition on competition, the public benefits expected to be received from the acquisition, the projected capital ratios and levels on a post-acquisition basis, and the acquiring institution's record of addressing the credit needs of the communities it serves, including the needs of LMI neighborhoods, consistent with the safe and sound operation of the bank, under the CRA.

On September 17, 2024, the FDIC, the OCC and the DOJ, each announced new rules and policy statements impacting their bank merger review processes.

Among these actions, the FDIC approved a final statement of policy on bank merger transactions and the OCC approved a final rule updating the agency's regulations for business combinations involving national banks and federal savings associations. The OCC's final rule modifies its procedures for reviewing bank merger applications under the Bank Merger Act applications, including the elimination of the expedited bank merger review and the streamlined application procedures. The OCC's final rule also includes a new policy statement that addresses the substantive standards that it will use to evaluate bank merger applications, including indicators that point in favor of likely approval or rejection. The FDIC's statement of policy adopts a principles-based approach and clarifies its policies and expectations in the evaluation of bank merger transactions subject to FDIC approval under the Bank Merger Act. However, Acting FDIC Chairman Travis Hill has indicated the possibility of withdrawing the new statement of policy, and it is unclear whether the OCC under anticipated new leadership will reconsider its new regulation and policy statement.

Concurrent with the FDIC and OCC announcements, the DOJ withdrew from its 1995 Bank Merger Guidelines and announced that it would consider bank mergers under its 2023 Merger Guidelines, which are not industry specific, as well as under a separate, recently adopted bank merger addendum.

Banking Subsidiary Dividends

The Parent Company is a legal entity separate and distinct from the Bank and other nonbanking subsidiaries. A substantial portion of our cash flow comes from dividends paid to us by Associated Bank. The OCC's prior approval of the payment of dividends by Associated Bank to the Parent Company is required only if the total of all dividends declared by the Bank in any calendar year exceeds the sum of the Bank's retained net income for that year and its retained net income for the preceding two calendar years, less any required transfers to surplus. Federal law also prohibits national banks from paying dividends that would be greater than the bank's undivided profits after deducting statutory bad debt in excess of the bank's allowance for loan losses. In addition, under the FDICIA, an IDI, such as the Bank, is prohibited from making capital distributions, including the payment of dividends, if, after making such distribution, the institution would become "undercapitalized" (as such term is used in the FDICIA).

Holding Company Dividends

In addition, the Corporation and the Bank are subject to various general regulatory policies and requirements relating to the payment of dividends, including requirements to maintain adequate capital above regulatory minimums. The appropriate federal regulatory authority is authorized to determine under certain circumstances relating to the financial condition of a bank or bank holding company that the payment of dividends would be an unsafe or unsound practice and to prohibit payment thereof. Under the Dodd-Frank Act and the requirements of the Federal Reserve, the Parent Company, as a bank holding company, is required to serve as a source of financial strength to the Bank and to commit resources to support the Bank. In addition, consistent with its "source of strength" policy, the Federal Reserve has stated that, as a matter of prudent banking, a bank holding company should not maintain a level of cash dividends to its shareholders that places undue pressure on the capital of its bank subsidiaries, or that can be funded only through additional borrowings or other arrangements that may undermine the bank holding company's ability to serve as a source of strength. The appropriate federal regulatory authorities have indicated that paying dividends that deplete a bank's capital base to an inadequate level would be an unsafe and unsound banking practice and that banking organizations should generally pay dividends only out of current operating earnings.

Capital Requirements

We are subject to various regulatory capital requirements both at the Parent Company and at the Bank level administered by the Federal Reserve and the OCC, respectively. Failure to meet minimum capital requirements could result in certain mandatory and possible additional discretionary actions by regulators that, if undertaken, could have an adverse material effect on our financial condition and results of operations. Under capital adequacy guidelines and the regulatory framework for prompt corrective action (described below), we must meet specific capital guidelines that involve quantitative measures of our assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting policies. Our capital amounts and classification are also subject to judgments by the regulators regarding qualitative components, risk weightings, and other factors.

The Federal Reserve, the OCC and the FDIC have adopted risk-based capital regulations implementing certain provisions of the Dodd-Frank Act and Basel III. The agencies' previous capital regulations were amended in 2013 following the enactment of the Dodd-Frank Act to strengthen the components of regulatory capital, increase risk-based capital requirements, and make selected changes to the calculation of risk-weighted assets. In general, subject to certain exceptions as discussed further below, minimum capital standards established under the risk-based capital regulations include a CET1 capital to risk-weighted assets ratio of 4.5 percent, a Tier 1 capital to risk-weighted assets ratio of 6.0 percent, a total capital to risk-weighted assets ratio of 8.0 percent, and a Tier 1 capital to adjusted average total assets leverage ratio of 4.0 percent. In determining the amount of risk-weighted assets for purposes of calculating risk-based capital ratios, all assets, including certain off-balance sheet assets (for example, recourse obligations, direct credit substitutes and residual interests) are multiplied by a risk-weight factor assigned by the regulations based on the risks believed inherent in the type of asset. Higher levels of capital are required for asset categories believed to present greater risk. CET1 capital is generally defined as common shareholders' equity and retained earnings. Tier 1 capital is generally defined as CET1 and additional Tier 1 capital. Additional Tier 1 capital includes certain noncumulative perpetual preferred stock and related surplus and minority interests in equity accounts of consolidated subsidiaries. Total capital includes Tier 1 capital (CET1 capital plus additional Tier 1 capital) and Tier 2 capital. Tier 2 capital is comprised of capital instruments and related surplus, meeting specified requirements, and may include cumulative preferred stock and long-term perpetual preferred stock, mandatory convertible securities, intermediate preferred stock and subordinated debt. Also included in Tier 2 capital is the ACL limited to a maximum of 1.25 percent of risk-weighted assets. Calculation of all types of regulatory capital is subject to deductions and adjustments specified in the regulations. In assessing an institution's capital adequacy, the OCC takes into consideration not only these numeric factors, but qualitative factors as well, and has the authority to establish higher capital requirements for individual institutions where deemed necessary.

In addition to establishing the minimum regulatory capital requirements, the capital regulations limit capital distributions and certain discretionary bonus payments to management if the institution does not hold a capital conservation buffer consisting of 2.5 percent of CET1 capital to risk-weighted assets above the amount necessary to meet its minimum risk-based capital requirements.

Through subsequent rulemaking, the federal banking agencies provided certain forms of relief to banking organizations that are not subject to the capital regulation's advanced approaches, such as the Corporation. For instance, non-advanced approaches institutions are subject to simpler regulatory capital requirements for MSAs, certain DTAs arising from temporary differences, investments in the capital of unconsolidated financial institutions, and requirements for the amount of capital issued by a consolidated subsidiary of a banking organization and held by third parties (sometimes referred to as a minority interest) that is includable in regulatory capital.

Specifically, such institutions may deduct from CET1 capital any amount of MSAs, temporary difference DTAs, and investments in the capital of unconsolidated financial institutions that individually exceeds 25 percent of CET1 capital.

On July 27, 2023, the federal banking agencies issued a proposed rule to implement the final components of the Basel III standards set by the Basel Committee on Banking Supervision in 2017. The proposed rule, which would not apply to the Corporation and the Bank as proposed, would substantially revise the existing regulatory capital framework for institutions with $100 billion or more of assets. On September 10, 2024, Michael Barr, the Vice Chair for Supervision of the Federal Reserve, stated his intention to recommend to the Federal Reserve Board that the Federal Reserve re-propose a rule to implement the final components of the Basel III standards; however the federal banking agencies have not agreed on the issuance of a re-proposal and, in consideration of the new Administration and the expected changes in the leadership of the agencies, including a new Vice Chair for Supervision of the Federal Reserve, the prospects and timing for further rulemaking on these matters are uncertain at this time.

We continue to exceed all capital requirements necessary to be deemed "well-capitalized" for all regulatory purposes under the capital regulations. For further detail on capital and capital ratios, see discussion under the Liquidity and Capital sections under Part II, Item 7, Management's Discussion and Analysis of Financial Condition and Results of Operations, and under Part II, Item 8, Financial Statements and Supplementary Data, Note 18 Regulatory Matters of the notes to consolidated financial statements.

Current Expected Credit Loss Treatment

Under the current CECL model, we are required to present certain financial assets carried at amortized cost, such as loans held for investment and HTM securities, at the net amount expected to be collected. The measurement of expected credit losses is to be based on information about past events, including historical experience, current conditions, and reasonable and supportable forecasts that affect the collectability of the reported amount. The federal banking regulators have issued two final rules providing financial institutions with the option to delay the estimated impact on regulatory capital stemming from the CECL model. The two final rules, taken together, provided financial institutions with the option to mitigate the estimated capital effects of the CECL model for two years followed by a three-year phase-in period. The Corporation elected to utilize the Capital Transition Relief in 2020 as permitted under applicable regulations, and the three-year transition period described above commenced in 2022.

Capital Planning and Stress Testing Requirements

As part of the regulatory relief provided by the Economic Growth Act, the asset threshold requiring IDIs to conduct and report to their primary federal bank regulators annual company-run stress tests, as well as to comply with leverage limits, liquidity requirements, and resolution planning requirements, was raised from $10 billion to $250 billion in total consolidated assets and the stress testing requirement was made "periodic" rather than annual. As a result of the legislation and related OCC rulemaking thereunder, the Bank is no longer subject to Dodd-Frank Act stress testing requirements. The Economic Growth Act also provided that bank holding companies under $100 billion in assets were no longer subject to stress testing requirements. The amended regulations also provide the Federal Reserve with discretion to subject bank holding companies with more than $100 billion in total assets to enhanced supervision. In addition, Section 214 of the Economic Growth Act and its implementing regulation prohibit the federal banking agencies from requiring the Bank to assign a heightened risk weight to certain HVCRE ADC loans as previously required under the Basel III Capital Rules. Notwithstanding these regulatory amendments, the federal banking agencies indicated through interagency guidance that the capital planning and risk management practices of institutions with total assets less than $100 billion would continue to be reviewed through the regular supervisory process. Although the Corporation will continue to monitor and stress test its capital consistent with the safety and soundness expectations of the federal regulators, the Corporation no longer publishes stress testing results as a result of the legislative and regulatory amendments.

Enforcement Powers of the Federal Banking Agencies; Prompt Corrective Action

The Federal Reserve, the OCC, and the CFPB have extensive supervisory authority over their regulated institutions, including, among other things, the power to compel higher reserves, the ability to assess civil money penalties, the ability to issue cease-and-desist or removal orders and the ability to initiate injunctive actions. In general, these enforcement actions may be initiated for violations of laws and regulations or for unsafe or unsound banking practices. Other actions or inactions by the Parent Company may provide the basis for enforcement action, including misleading or untimely reports.

Federal banking regulators are authorized and, under certain circumstances, required to take certain actions against banks that fail to meet their capital requirements. The federal banking agencies have additional enforcement authority with respect to undercapitalized depository institutions.

"Well-capitalized" institutions may generally operate without supervisory restriction. "Adequately capitalized" institutions cannot normally pay dividends or make any capital contributions that would leave them undercapitalized; they cannot pay a management fee to a controlling person if, after paying the fee, they would be undercapitalized; and they cannot accept, renew or roll over any brokered deposit unless the bank has applied for and been granted a waiver by the FDIC.

The federal banking agencies are required to take action to restrict the activities of an "undercapitalized," "significantly undercapitalized," or "critically undercapitalized" IDI. Any such bank must submit a capital restoration plan that is guaranteed by the parent holding company. Until such plan is approved, it may not increase its assets, acquire another institution, establish a branch or engage in any new activities, and generally may not make capital distributions. In certain situations, a federal banking agency may reclassify a well-capitalized institution as adequately capitalized and may require an adequately capitalized or undercapitalized institution to comply with supervisory actions as if the institution were in the next lower category.

Institutions must file a capital restoration plan with the OCC within 45 days of the date it receives a notice from the OCC that it is "undercapitalized," "significantly undercapitalized," or "critically undercapitalized." Compliance with a capital restoration plan must be guaranteed by a parent holding company. In addition, the OCC is permitted to take any one of a number of discretionary supervisory actions, including but not limited to the issuance of a capital directive and the replacement of senior executive officers and directors.

Finally, bank regulatory agencies have the ability to impose higher than normal capital requirements known as individual minimum capital requirements for institutions with a high-risk profile.

At December 31, 2024, the Bank satisfied the capital requirements necessary to be deemed "well-capitalized." In the event of a change to this status, the imposition of any of the measures described above could have a material adverse effect on the Corporation and on its profitability and operations. The Corporation's shareholders do not have preemptive rights and, therefore, if the Corporation is directed by the OCC or the FDIC to issue additional shares of common stock, such issuance may result in dilution in shareholders' percentage of ownership of the Corporation.

Deposit Insurance Premiums

Associated Bank is a member of the FDIC and pays an insurance premium to the FDIC based upon its assessment rates on a quarterly basis. Deposits are insured up to applicable limits by the FDIC and such insurance is backed by the full faith and credit of the United States Government.

Under the Dodd-Frank Act, a permanent increase in deposit insurance was authorized to $250,000 per depositor, per IDI for each account ownership category.

The Dodd-Frank Act also set the minimum DIF reserve ratio at 1.35 percent of estimated insured deposits. The FDIC was required to attain this ratio by September 30, 2020. The Dodd-Frank Act also required the FDIC to define the deposit insurance assessment base for an IDI as an amount equal to the institution's average consolidated total assets during the assessment period minus average tangible equity. The assessment rate schedule for larger institutions like Associated Bank (i.e., institutions with at least $10 billion in assets) differentiates between such large institutions by use of a "scorecard" that combines an institution's CAMELS ratings with certain forward-looking financial information to measure the risk to the DIF. Pursuant to this "scorecard" method, two scores (a performance score and a loss severity score) will be combined and converted to an initial base assessment rate. The performance score measures an institution's financial performance and ability to withstand stress. The loss severity score measures the relative magnitude of potential losses to the DIF in the event of the institution's failure. Total scores are converted pursuant to a predetermined formula into an initial base assessment rate. Assessment rates range from 2.5 bp to 45 bp for large institutions.

The FDIC has the flexibility to adopt actual rates that are higher or lower than the total base assessment rates adopted without notice and comment, if certain conditions are met.

In 2022, the FDIC adopted a final rule, applicable to all IDIs, to increase base deposit insurance assessment rate schedules uniformly by 2 bp beginning in the first quarterly assessment period of 2023. The increase was instituted to account for extraordinary growth in insured deposits during the first and second quarters of 2020, which caused a substantial decrease in the DIF reserve ratio. The new assessment rate schedules are expected to remain in effect until the DIF reserve ratio meets or exceeds 2 percent. At December 31, 2024, our estimated level of uninsured deposits was $15.5 billion. The Corporation's assessment rate for FDIC was approximately 10 bp for 2024.

Further, in 2023, the FDIC issued a final rule to implement a special assessment to recover the loss to the DIF associated with protecting uninsured depositors following the closure of SVB and SBNY. Under the final rule, the assessment base for an IDI is equal to the institution's estimated uninsured deposits as of December 31, 2022, adjusted to exclude the first $5 billion in estimated uninsured deposits. The FDIC started collecting the special assessment at an annual rate of 13.4 bp beginning with the first quarterly assessment period of 2024. The FDIC is anticipated to collect special assessments for the total of eight quarterly assessment periods. Because the estimated loss is periodically adjusted, the FDIC may end the collection early, extend the special assessment period beyond the initial eight-quarter collection period or impose a one-time final shortfall special assessment.

The FDIC is authorized to conduct examinations of and require reporting by FDIC-insured institutions. It is also authorized to terminate a depository bank's deposit insurance upon a finding by the FDIC that the bank's financial condition is unsafe or unsound or that the institution has engaged in unsafe or unsound practices or has violated any applicable rule, regulation, order or condition enacted or imposed by the bank's regulatory agency. The termination of deposit insurance for the Bank would have a material adverse effect on our earnings, operations and financial condition.

Historically, deposit insurance premiums we have paid to the FDIC have been deductible for federal income tax purposes; however, the Tax Act disallows the deduction of such premium payments for banking organizations with total consolidated assets of $50 billion or more. For banks with less than $50 billion in total consolidated assets, such as ours, the premium deduction is phased out based on the proportion of a bank's assets exceeding $10 billion.

Brokered Deposits

Section 29 of the FDI Act and FDIC regulations thereunder limit the ability of an IDI, such as the Bank, to accept, renew or roll over brokered deposits unless the institution is well-capitalized under the prompt corrective action framework described above, or unless it is adequately capitalized and obtains a waiver from the FDIC. In addition, less than well-capitalized banks are subject to restrictions on the interest rates they may pay on deposits. The characterization of deposits as "brokered" may result in the imposition of higher deposit assessments on such deposits. As mandated by the Economic Growth Act, the FDIC adopted a final rule in February 2019 to include a limited exception for reciprocal deposits for FDIC-IDIs that are well-rated and well-capitalized (or adequately capitalized and have obtained a waiver from the FDIC as mentioned above). Under the limited exception, qualified FDIC-IDIs, like the Bank, are able to except from treatment as "brokered" deposits up to $5 billion or 20 percent of the institution's total liabilities in reciprocal deposits (which is defined as deposits received by a financial institution through a deposit placement network with the same maturity (if any) and in the same aggregate amount as deposits placed by the institution in other network member banks).

Associated Bank is currently subject to the FDIC's regulatory framework for brokered deposits. Notable aspects of that framework include the following: (1) standards for determining whether an entity meets the statutory definition of "deposit broker"; (2) the enumeration of several business relationships in which the agent of nominee is automatically not deemed to be a "deposit broker" because their primary purpose is not the placement of funds with depository institutions (the "primary purpose exception"); (3) an application process for entities that seek to rely upon the "primary purpose exception" to the "deposit broker" definition, but do not qualify as one of the identified business relationships to which the exception is automatically applicable; (4) notice requirements for certain designated business exceptions; (5) a waiver process applicable to "adequately capitalized" banks seeking to accept, renew or rollover brokered deposits; and (6) additional terms and standards further implementing the limited statutory exception for reciprocal deposits noted above.

On July 30, 2024, the FDIC issued a proposed rule that would significantly revise the existing brokered deposits regulation as outlined above. Among other things, the proposed rule would broaden the scope of deposits that IDIs would be required to classify as brokered and narrow the exception to the definition of the term "deposit broker," which would result in more deposits being classified as brokered deposits. As a result of the new Administration based on recent statements from the new Acting Chairman of the FDIC, the proposed rule is unlikely to be adopted as proposed and the prospects and timing for any re-proposal or supervisory action in this area remain uncertain at this time.

Transactions with Affiliates and Insiders

Transactions between the Bank and its related parties or any affiliate are governed by Sections 23A and 23B of the Federal Reserve Act. An affiliate is any company or entity, which controls, is controlled by or is under common control with the bank. In a holding company context, at a minimum, the parent holding company of a national bank, and any companies that are controlled by such parent holding company, are affiliates of the bank. Generally, Sections 23A and 23B (i) limit the extent to which an institution or its subsidiaries may engage in "covered transactions" with any one affiliate to an amount equal to 10 percent of such institution's capital stock and surplus, and contain an aggregate limit on all such transactions with all affiliates to an amount equal to 20 percent of such capital stock and surplus, and (ii) require that all such transactions be on terms substantially the same, or at least as favorable, to the institution or subsidiary as those provided to a nonaffiliate. The term "covered transaction" includes the making of loans, purchase of assets, issuance of a guarantee and similar types of transactions. Certain types of covered transactions must be collateralized according to a schedule set forth in the statute based on the type of collateral.

Certain transactions with our directors, officers or controlling persons are also subject to conflicts of interest regulations. Among other things, these regulations require that loans to such persons and their related interests be made on terms substantially the same as for loans to unaffiliated individuals and must not create an abnormal risk of repayment or other unfavorable features for the financial institution. See Note 3 Loans of the notes to consolidated financial statements in Part II, Item 8, Financial Statements and Supplementary Data, for additional information on loans to related parties.

Community Reinvestment Act Requirements

Associated Bank is subject to periodic CRA reviews by the OCC. The CRA does not establish specific lending requirements or programs for financial institutions and does not limit the ability of such institutions to develop products and services believed best-suited for a particular community. An institution's CRA assessment may be used by its regulators in their evaluation of certain applications, including a merger, acquisition or the establishment of a branch office. An unsatisfactory rating may be used as the basis for denial of such an application. The Bank received a "Satisfactory" CRA rating in its most recent evaluation.

On October 24, 2023, the federal banking agencies jointly issued a final rule to strengthen and modernize the existing CRA regulations. Under the final rule, the agencies will evaluate a bank's CRA performance based upon the varied activities that it conducts and the communities in which it operates. CRA evaluations and data collection requirements will be tailored based on bank size and type. The Bank would be considered a large bank with assets of greater than $10 billion under the final rule and therefore will be evaluated under retail lending, retail services and products, community development financing, and community development services tests. Under the final rule, the retail lending test would include an evaluation of a financial institution's automobile loans if they represent a majority of the institution's retail lending or at the institution's option. The final rule significantly expands the assessment area that financial institutions must consider when evaluating their lending practices by including areas associated with mobile and online banking and includes new metrics and benchmarks to assess retail lending performance. In addition, the final rule emphasizes smaller loans and investments that can have a high impact and be more responsive to the needs of LMI communities.

On March 29, 2024, a federal district court in Texas granted a preliminary injunction barring implementation of the final rule. The injunction extends the effective date of April 1, 2024, and all other implementation dates, on a day-for-day basis until the injunction is lifted. While the federal banking agencies are appealing the district court's decision, to date the injunction remains in effect and implementation of the final rule is delayed indefinitely. Compliance with the majority of the final rule's provisions otherwise would not have been required until January 1, 2026 and the data reporting requirements of the final rule would not have taken effect until January 1, 2027.

Privacy, Data Protection, and Cybersecurity

We receive, store, use and otherwise process information that relates to individuals and/or constitutes "personal data," "personal information," "nonpublic personal information," or similar terms under applicable data privacy laws. We and our vendors are subject to a number of U.S. federal, state, local and foreign laws and regulations, industry standards and other requirements relating to consumer privacy and data protection, including those that apply generally to the handling of personal information. Under privacy protection provisions of the GLBA and its implementing regulations and guidance, we are limited in our ability to disclose certain non-public information about consumers to nonaffiliated third parties. Financial institutions, such as the Bank, are required by statute and regulation to notify consumers of their privacy policies and practices and, in some circumstances, allow consumers to prevent disclosure of certain personal information to a nonaffiliated third party. In addition, such financial institutions must appropriately safeguard their customers' nonpublic, personal information. Consumers and, in some instances, state and federal regulators, must be notified in the event of a data breach under applicable state laws and federal regulations. We had no material data breaches in 2024.

The changing privacy laws in the United States, Europe and elsewhere create new individual privacy rights and impose increased obligations on companies handling personal information, including the CCPA, as amended by the CPRA. While GLBA-regulated nonpublic, personal information generally is exempt under the CCPA, the CCPA and other state laws apply to other personal information processed by the Bank.

In addition, multiple states, Congress and regulators within and outside of the United States are considering similar laws or regulations which could create new individual privacy rights and impose additional obligations on the Bank.

The federal banking agencies, including the OCC, have issued a rule imposing cybersecurity notification requirements for banking organizations and their service providers. Specifically, the rule requires banking organizations to notify their primary federal regulator as soon as possible and no later than 36 hours after the discovery of a "computer-security incident" that rises to the level of a "notification incident," as those terms are defined under the final rule.

The federal banking agencies have also adopted guidelines for establishing information security standards and cybersecurity programs for implementing safeguards under the supervision of the board of directors. These guidelines, along with related regulatory materials, increasingly focus on risk management and processes related to information technology and the use of third parties in the provision of financial services. A financial institution also should have a business continuity program to recover from a cyberattack and procedures for monitoring the security of third-party service providers that may have access to nonpublic data at the institution.

Additionally, recent and ongoing developments may impact our data security- and privacy-related internal controls and risk profile. On October 22, 2024, the CFPB adopted a final rule regarding personal financial data rights that is designed to promote "open banking." The final rule requires, among other things, that data providers, including any financial institution, make available to consumers and certain authorized third parties upon request certain covered transaction, account and payment information. IDIs with at least $10 billion but less than $250 billion in total assets, including Associated Bank, are required to comply with the final rule by April 1, 2027. On the same day the final rule was released, certain industry participants filed a complaint against the CFPB challenging the final rule. This legal challenge may delay or halt the final rule's implementation.

Artificial Intelligence

CFPB and other federal regulatory guidance reiterates that creditors are not excused from the adverse action notice requirements under ECOA simply because they rely on complex algorithmic underwriting models. States have also started to regulate the use of AI technologies. Of note, the California Privacy Protection Agency is currently in the process of finalizing regulations under the CCPA regarding the use of automated decision making. California also enacted new laws that further regulate use of AI technologies and provide consumers with additional protections around companies' use of AI technologies, such as requiring companies to disclose certain uses of generative AI, and other states have also passed AI-focused legislation. In addition, the New York State Department of Financial Services issued an industry letter on combating cybersecurity risks associated with AI.

Additionally, on January 23, 2025, President Trump issued an Executive Order aimed at reducing barriers to AI innovation in the U.S. economy. The Order requires relevant persons and bodies within the federal government to develop an AI action plan to carry out this objective, and revokes an AI-related Executive Order issued in 2023 by President Biden, as well as all corresponding policies, regulations, orders, directives and other actions taken in response to such Order.

Bank Secrecy Act / Anti-Money Laundering

The BSA, which is intended to require financial institutions to develop policies, procedures, and practices to prevent and deter money laundering, mandates that every national bank have a written, board-approved program that is reasonably designed to assure and monitor compliance with the BSA. The program must, at a minimum: (1) provide for a system of internal controls to assure ongoing compliance; (2) provide for independent testing for compliance; (3) designate an individual responsible for coordinating and monitoring day-to-day compliance; and (4) provide training for appropriate personnel. In addition, national banks are required to adopt a customer identification program as part of their BSA compliance program. National banks are also required to file SARs when they detect certain known or suspected violations of federal law or suspicious transactions related to money laundering activity or a violation of the BSA. The regulations implementing the BSA require financial institutions to establish risk-based procedures for conducting ongoing customer due diligence and procedures for understanding the nature and purpose of customer relationships for the purpose of developing a customer risk profile. In addition, FinCEN has promulgated customer due diligence and customer identification rules that require banks to identify and verify the identity of the beneficial owners of all legal entity customers (other than those that are excluded) at the time a new account is opened (other than accounts that are exempted).

In addition to complying with the BSA, the Bank is subject to the Patriot Act. The Patriot Act is designed to deny terrorists and criminals the ability to obtain access to the United States' financial system and has significant implications for depository institutions, brokers, dealers, and other businesses involved in the transfer of money. The Patriot Act mandates that financial service companies implement additional policies and procedures and take heightened measures designed to address any or all of the following matters: customer identification programs, money laundering, terrorist financing, identifying and reporting suspicious activities and currency transactions, currency crimes, and cooperation between financial institutions and law enforcement authorities.

Following the legalization of domestic production of hemp, three federal banking agencies and FinCEN issued a joint statement clarifying the compliance procedures and reporting requirements that banks must file for customers engaged in the growth or cultivation of hemp, including a clear statement that banks need not file a SAR on customers engaged in the growth or cultivation of hemp in accordance with applicable laws and regulations. This statement does not apply to marijuana-related businesses; thus, the statement only pertains to customers who are lawfully growing or cultivating hemp and are not otherwise engaged in unlawful or suspicious activity. The manufacture, sale, distribution and possession of marijuana remains illegal under federal law even though such activity may be legal under many states' laws. This incongruity between federal and state law creates risks for financial institutions with marijuana-related business customers. In 2014, FinCEN issued guidance clarifying how financial institutions can provide services to marijuana-related businesses consistent with their BSA obligations, including SAR filings. That guidance remains in effect.

On June 28, 2024, FinCEN issued a proposed rule to strengthen and modernize financial institutions' AML/CFT programs. Key requirements of the proposed rule include (1) conducting periodic risk assessments to measure AML/CFT risks; (2) designating a qualified AML/CFT officer; and (3) periodic testing of the AML/CFT program by an independent internal or external party. The proposed rule would also require that a financial institution's AML/CFT program be established, maintained and enforced by persons in the United States who are accessible to, and subject to oversight and supervision by, the secretary of the Treasury and the appropriate federal functional regulator.

Interstate Branching

Pursuant to the Dodd-Frank Act, national and state-chartered banks may open an initial branch in a state other than its home state (e.g., a host state) by establishing a *de novo* branch at any location in such host state at which a bank chartered in such host state could establish a branch. Applications to establish such branches must still be filed with the appropriate primary federal regulator.

Volcker Rule

The Dodd-Frank Act prohibits IDIs and their holding companies from engaging in proprietary trading except in limited circumstances, and prohibits them from owning equity interests in excess of three percent of Tier 1 Capital in private equity and hedge funds (known as the "Volcker Rule"). Five U.S. financial regulators with jurisdiction over the Volcker Rule, including the Federal Reserve and the OCC, have adopted implementing regulations. Those regulations prohibit banking entities from (1) engaging in short-term proprietary trading for their own accounts, and (2) having certain ownership interests in and relationships with hedge funds or private equity funds, which are referred to as "covered funds." The regulations also require each regulated entity to establish an internal compliance program that is consistent with the extent to which it engages in activities covered by the Volcker Rule. The Volcker Rule was subsequently revised to simplify and streamline compliance requirements for firms that do not have significant trading activities and enhance requirements for firms that do. Under the current framework, compliance requirements are based on the amount of assets and liabilities that a bank trades. Firms with significant trading activities (*i.e.*, those with $20 billion or more in trading assets and liabilities) have heightened compliance obligations. Although we benefit from significantly reduced compliance obligations due to the level of our trading assets being below the $20 billion threshold as a result of the final rule, we remain subject to the modified rules and requirements related to covered funds. With respect to the Volcker Rule's covered fund restrictions, the Volcker Rule's implementing regulations currently exclude several funds from the "covered fund" definition, including certain credit funds, venture capital funds, loan securitization vehicles, and wealth management and customer facilitation vehicles, and allow IDIs to invest in certain foreign public funds as well as exempt the activities of qualifying foreign excluded funds from the Volcker Rule's prohibitions.

Incentive Compensation Policies and Restrictions

The federal banking agencies have issued guidance on sound incentive compensation policies that applies to all banking organizations supervised by the agencies (thereby including both the Parent Company and the Bank). Pursuant to the guidance, to be consistent with safety and soundness principles, a banking organization's incentive compensation arrangements should: (1) provide employees with incentives that appropriately balance risk and reward; (2) be compatible with effective controls and risk management; and (3) be supported by strong corporate governance including active and effective oversight by the banking organization's board of directors. Monitoring methods and processes used by a banking organization should be commensurate with the size and complexity of the organization and its use of incentive compensation.

The Dodd-Frank Act required the federal banking agencies and the SEC to establish joint regulations or guidelines for specified regulated entities, such as us, having at least $1 billion in total assets, to prohibit incentive-based payment arrangements that encourage inappropriate risk taking by providing an executive officer, employee, director or principal shareholder with excessive compensation, fees, or benefits or that could lead to material financial loss to the entity. On May 6, 2024, the FDIC, the OCC and the FHFA issued a notice of proposed rulemaking to address incentive-based compensation arrangements. The proposed rule includes general qualitative requirements applicable to all covered financial institutions as well as additional requirements for financial institutions with total consolidated assets of $50 billion or more. The general qualitative requirements include (1) prohibiting incentive-based compensation arrangements that encourage inappropriate risks; (2) prohibiting incentive arrangements that encourage inappropriate risks that could lead to a material financial loss; (3) establishing requirements for performance measures to appropriately balance risk and reward; (4) requiring board oversight of incentive compensation arrangements; and (5) appropriate recordkeeping. The prospects and timing for the adoption of the proposed rule remain uncertain because both the Federal Reserve and the SEC have not joined the proposal.

In addition, these regulators must establish regulations or guidelines requiring enhanced disclosure to regulators of incentive-based compensation arrangements. Pursuant to SEC regulations and NYSE rules enacted in 2022, we adopted a "clawback" policy with respect to the recovery of incentive-based compensation paid to current or former executive officers in the event of material noncompliance with any financial reporting requirement under the securities laws. A copy of our clawback policy is attached as Exhibit 97 to this Annual Report on 10-K.

The Federal Reserve will review, as part of its standard, risk-focused examination process, the incentive compensation arrangements of banking organizations, such as the Corporation, that are not "large, complex banking organizations." These reviews will be tailored to each organization based on the scope and complexity of the organization's activities and the prevalence of incentive compensation arrangements. Deficiencies will be incorporated into the organization's supervisory ratings, which can affect the organization's ability to make acquisitions and take other actions. Enforcement actions may be taken against a banking organization if its incentive compensation arrangements, or related risk-management control or governance processes, pose a risk to the organization's safety and soundness and the organization is not taking prompt and effective measures to correct the deficiencies.

Consumer Financial Services Regulations

Federal and applicable state banking laws also require us to take steps to protect consumers. Bank regulatory agencies are increasingly focusing attention on compliance with consumer protection laws and regulations. These laws include disclosures regarding truth in lending, truth in savings, and funds availability.

To promote fairness and transparency for mortgages, credit cards, and other consumer financial products and services, the Dodd-Frank Act established the CFPB. This agency is responsible for interpreting and enforcing federal consumer financial laws, as defined by the Dodd-Frank Act, that, among other things, govern the provision of deposit accounts along with mortgage origination and servicing. Some federal consumer financial laws enforced by the CFPB include the ECOA, TILA, the Truth in Savings Act, the Home Mortgage Disclosure Act, RESPA, the Fair Debt Collection Practices Act, and the FCRA. The CFPB is also authorized to prevent any institution under its authority from engaging in an unfair, deceptive, or abusive act or practice in connection with consumer financial products and services.

Under TILA as implemented by Regulation Z, mortgage lenders are required to make a reasonable and good faith determination based on verified and documented information that a consumer applying for a mortgage loan has a reasonable ability to repay the loan according to its terms. Mortgage lenders are required to determine consumers' ATR in one of two ways. The first alternative requires the mortgage lender to consider the following eight underwriting factors when making the credit decision: (1) current or reasonably expected income or assets; (2) current employment status; (3) the monthly payment on the covered transaction; (4) the monthly payment on any simultaneous loan; (5) the monthly payment for mortgage-related obligations; (6) current debt obligations, alimony, and child support; (7) the monthly DTI ratio or residual income; and (8) credit history. Alternatively, the mortgage lender can originate QMs, which generally are mortgage loans without negative amortization, interest-only payments, balloon payments, or terms exceeding 30 years. QMs are entitled by rule to a presumption that the creditor making the loan satisfied the ATR requirements provided certain requirements are met. The Corporation is predominantly an originator of compliant QMs. The CFPB also has implemented the TILA-RESPA Integrated Disclosure rules, which harmonize disclosure and certain regulatory compliance requirements required under those two statutes with respect to residential mortgage loans.

Additionally, the CFPB has the authority to take supervisory and enforcement action against banks and other financial services companies under the agency's jurisdiction that fail to comply with federal consumer financial laws. As an IDI with total assets of more than $10 billion, the Bank is subject to the CFPB's supervisory and enforcement authorities. The Dodd-Frank Act also permits states to adopt stricter consumer protection laws and state attorneys general to enforce consumer protection rules issued by the CFPB. As a result of these aspects of the Dodd-Frank Act, the Bank operates in a stringent consumer compliance environment. Therefore, the Bank is likely to incur additional costs related to consumer protection compliance, including but not limited to potential costs associated with CFPB examinations, regulatory and enforcement actions and consumer-oriented litigation, which is likely to increase as a result of the consumer protection provisions of the Dodd-Frank Act. The CFPB has been active in bringing enforcement actions against banks and other financial institutions to enforce consumer financial laws. The federal financial regulatory agencies, including the OCC and states attorneys general, also have become increasingly active in this area with respect to institutions over which they have jurisdiction. We have incurred and may in the future incur additional costs in complying with these requirements.

In recent years, the CFPB—with the support of the Biden Administration—has launched an initiative aimed at eliminating or restricting a number of fees assessed by financial institutions, including overdraft and NSF fees as well as other transaction- and account management-related fees deemed by the CFPB to be "junk fees." The CFPB has carried out its initiative through a mixture of supervision, examination and enforcement actions. Of note, on December 12, 2024, the CFPB published a final rule to amend Regulation Z, which implements TILA, and Regulation E, which implements EFTA, to require IDIs with total assets exceeding $10 billion, such as Associated Bank, that offer overdraft protection services to comply with applicable disclosure requirements for extensions of consumer credit or cap any charges to pay an overdraft credit transaction either at $5 or an amount that would allow the institution to cover its costs and losses with respect to the overdraft credit transaction, should the institution wish to calculate such amount in accordance with requirements of the final rule. The final rule is scheduled to take effect on October 1, 2025; however, with the recent change in Administration and leadership of the CFPB, continued implementation of the final rule is not certain.

Environmental and Social Risk Management and Regulation

In past years, various state and federal policymakers have increased their focus on environmental and social, including climate-related, matters. Federal banking agencies have taken actions to enhance their supervisory expectations regarding the climate risk management practices of larger banking organizations, and in 2023, the OCC, the FDIC and the Federal Reserve jointly finalized principles for climate-related financial risk management for national banks with more than $100 billion in total assets, which while not directly applicable to the Corporation may inform various expectations for our own risk management processes. The SEC also finalized its climate-related disclosure rules in March 2024, though such rules have been stayed pending litigation. At the state level, various states have adopted or are considering adopting actions to address climate-related matters. For example, Minnesota, Wisconsin, and Illinois each have announced goals to transition their states to a low-carbon future, including reduction of GHG emissions and/or transition to low-carbon energy. States have adopted various policies and laws in connection with such goals or to otherwise address potential climate-related risks. There is also increased attention to disclosure of certain environmental and social information. For example, California has adopted laws requiring in-scope companies to provide certain climate-related information, including GHG emissions and climate-related financial risks and related management strategies, and similar laws are being considered in other states. Simultaneously, certain other policymakers have proposed or adopted requirements to constrain consideration by companies and financial institutions of various environmental and social factors, including certain climate-related considerations.

The Corporation has established an Environmental Risk Management Policy and Program ("Program") Statement focused on environmental risk management; our environmental focus on efficient energy and resource use; and the environmental sustainability transition which will serve as the foundation to Associated's Environmental Sustainability Risk Management Program, a program for supporting environmental sustainability risk reporting. The Program is intended to help manage environmental and climate risk in a comprehensive, systematic, planned and documented manner, and to help policy practices integrate into the Corporation's Enterprise Risk Management program and align them with business objectives and any applicable laws. Oversight for climate-related risks includes Board-level, senior management and Board and management committee oversight.

Digital Asset Regulation

In recent years, the federal banking agencies have expressed increased concerns regarding the engagement by banking organizations in certain digital assets activities and issued a series of guidance materials addressing digital asset-related risks. For example, in 2021, the OCC issued an interpretive letter generally clarifying that certain digital assets activities of national banks are permissible subject to safety-and-soundness standards and the OCC's prior approval. Similarly, in 2022, the Federal Reserve released a supervisory guidance requiring all banking organizations supervised by the agency to notify the Federal Reserve prior to engaging in any digital asset-related activity. The Federal Reserve's guidance also reiterates that all digital asset-related activities must be legally permissible under applicable law and satisfy the relevant safety-and-soundness, risk management and internal controls requirements. In 2023, the federal banking agencies, including the OCC and the FDIC, issued guidance in the form of a joint statement to address, among other things, various risks resulting from the digital asset sector, risks stemming from the crypto-asset market vulnerabilities, deposit concentration and liquidity risk, and effective risk management and internal controls. Most recently, in August 2023, the Federal Reserve announced the establishment of a Novel Activities Supervision Program, which is designed in part to enhance the Federal Reserve's supervision processes in respect of banking organizations' crypto-asset related activities and use of distributed ledger technologies and other novel technologies in the delivery of financial products and services.

Although the federal banking agencies have not developed formal regulations governing the digital asset activities of banking organizations, the supervisory framework summarized above currently dictates that, in order to effectively identify and manage digital asset-related risks and obtain supervisory non-objection to the proposed engagement in digital asset activities, banking organizations must implement appropriate risk management practices, including with respect to board and management oversight, policies and procedures, risk assessments, internal controls and monitoring. As a result of change in Administration and anticipated corresponding changes in the leadership of the federal banking agencies, it is uncertain whether the agencies will continue to adhere to this supervisory framework. Of note, on January 23, 2025, the Trump Administration announced an Executive Order establishing the President's Working Group on Digital Asset Markets ("Working Group"). Under the Order, the Working Group, which includes the Treasury Secretary but does not include the Comptroller of the Currency specifically nor does it include the leadership of the Federal Reserve or the FDIC, is responsible for evaluating existing laws and regulations affecting the digital asset sector and recommending regulatory and legislative proposals to govern the issuance and operation of digital assets. Additionally, on January 21, 2025, Acting FDIC Chairman Travis Hill issued a statement outlining the FDIC's priorities in the coming months, which include adopting a "more transparent approach to fintech partnerships and to digital assets and tokenization." Concurrently, the SEC announced the formation of a crypto task force dedicated to developing a "comprehensive and clear regulatory framework for crypto assets." The work and recommendations of the SEC's task force may, to some extent, inform the federal banking agencies' views on their supervisory framework. To date, the Bank has not engaged in any digital asset-related activities or transactions but we continue to evaluate the state of the market and the regulatory landscape and may elect to engage in such activities in the future after due consideration of relevant risks and opportunities.

Other Banking Regulations

The Bank is also subject to a variety of other regulations with respect to the operation of its businesses, including but not limited to the Dodd-Frank Act, which among other restrictions placed limitations on the interchange fees charged for debit card transactions, TILA, Truth in Savings Act, ECOA, EFTA, Fair Housing Act, Home Mortgage Disclosure Act, Fair Debt Collection Practices Act, FCRA, Expedited Funds Availability (Regulation CC), Reserve Requirements (Regulation D), Insider Transactions (Regulation O), Privacy of Consumer Information (Regulation P), Margin Stock Loans (Regulation U), Right To Financial Privacy Act, Flood Disaster Protection Act, Homeowners Protection Act, Servicemembers Civil Relief Act, RESPA, TCPA, CAN-SPAM Act, Children's Online Privacy Protection Act, and the John Warner NDAA. Further, in January of 2021, the OCC issued a notice of proposed rulemaking to amend current rules related to national banks' ownership of real property. The proposal would provide a set of general standards, including an occupancy test and excess capacity standards, that the OCC will use to determine whether the acquisition and holding of real estate is necessary for the transaction of an institution's business. The prospects and timing for the adoption of a final rule are uncertain at this time.

The laws and regulations to which we are subject are constantly under review by Congress, the federal regulatory agencies, and the state authorities. These laws and regulations could be changed drastically in the future, which could affect our profitability, our ability to compete effectively, or the composition of the financial services industry in which we compete.

Impact of Presidential and Congressional Elections on Recent Rulemaking

Control of the White House and the U.S. Congress shifted to the Republican Party in January 2025 as a result of the November 2024 Presidential and Congressional elections. President Trump and many Republican members of Congress have advocated for a significant reduction of financial services regulation, potentially including amendments to the Dodd-Frank Act and other federal banking laws, and structural changes to the CFPB. The new Administration and Congress may also cause broader economic changes due to changes in governing ideology and governing style. In consideration of these factors, it is possible, though uncertain, that Congress and/or the relevant federal agencies may seek to roll back or modify some or much of the rulemaking and regulatory guidance issued under the Biden administration, particularly the actions taken in the past year. Further, a change in the leadership of the FDIC, OCC and CFPB is expected under the new Administration; however, the timing and impact of each such change in leadership on the regulatory, enforcement and supervisory priorities of each agency are not fully known at this time. It is therefore unclear at the present time what effect the aforementioned changes will have on the banking industry.

Government Monetary Policies and Economic Controls

Our earnings and growth, as well as the earnings and growth of the banking industry, are affected by the credit policies of monetary authorities, including the Federal Reserve. An important function of the Federal Reserve is to regulate the national supply of bank credit in order to combat recession and curb inflationary pressures. Among the instruments of monetary policy used by the Federal Reserve to implement these objectives are open market operations in U.S. government securities, changes in reserve requirements against member bank deposits, and changes in the Federal Reserve discount rate. These instruments are used in varying combinations to influence overall growth of bank loans, investments, and deposits, and may also affect interest rates charged on loans or paid for deposits. The monetary policies of the Federal Reserve authorities have had a significant effect on the operating results of commercial banks in the past and are expected to continue to have such an effect in the future.

In view of changing conditions in the national economy and in money markets, as well as the effect of credit policies by monetary and fiscal authorities, including the Federal Reserve, it is difficult to predict the impact of possible future changes in interest rates, deposit levels, and loan demand, or their effect on our business and earnings or on the financial condition of our various customers.

Other Regulatory Authorities

In addition to regulation, supervision and examination by federal banking agencies, the Corporation and certain of its subsidiaries, including those that engage in securities brokerage, dealing and investment advisory activities, are subject to other federal and applicable state securities laws and regulations, and to supervision and examination by other regulatory authorities, including the SEC, FINRA, NYSE, DOL and others.

Separately, in June of 2019, pursuant to the Dodd-Frank Act, the SEC adopted Regulation Best Interest, which, among other things, establishes a new standard of conduct for a broker-dealer to act in the best interest of a retail customer when making a recommendation of any securities transaction or investment strategy involving securities to such customer. The new rule requires us to review and possibly modify our compliance activities, which is causing us to incur some additional costs. In addition, state laws that impose a fiduciary duty also may require monitoring, as well as require that we undertake additional compliance measures.

Available Information

We file annual, quarterly, and current reports, proxy statements, and other information with the SEC. These filings are available to the public on the Internet at the SEC's web site at www.sec.gov.

Our principal internet address is www.associatedbank.com. We make available free of charge on or through our website our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. In addition, shareholders may request a copy of any of our filings (excluding exhibits) at no cost by writing at Associated Banc-Corp, Attn: Investor Relations, 433 Main Street, Green Bay, WI 54301 or e-mailing us at investor.relations@associatedbank.com.

ITEM 1A.	Risk Factors

An investment in our common stock is subject to risks inherent to our business. The material risks and uncertainties that management believes affect us are described below. Before making an investment decision, you should carefully consider the risks and uncertainties described below, together with all of the other information included or incorporated by reference herein. The risks and uncertainties described below are not the only ones facing us. Additional risks and uncertainties that management is not aware of or focused on or that management currently deems immaterial may also impair our business operations. This report is qualified in its entirety by these risk factors. See also, Special Note Regarding Forward-Looking Statements and Risk Factors Summary.

If any of the events described in the risk factors should actually occur, our financial condition and results of operations could be materially and adversely affected. If this were to happen, the value of our securities could decline significantly, and you could lose all or part of your investment.

Credit Risks

Changes and instability in economic conditions, geopolitical matters and financial markets, including a contraction of economic activity, could adversely impact our business, results of operations and financial condition.

Our success depends, to a certain extent, upon global, domestic and local economic and political conditions, as well as governmental monetary policies. Conditions such as changes in interest rates, money supply, levels of employment and other factors beyond our control may have a negative impact on economic activity. Any contraction of economic activity, including an economic recession, may adversely affect our asset quality, deposit levels and loan demand and, therefore, our earnings. In particular, interest rates are highly sensitive to many factors that are beyond our control, including global, domestic and local economic conditions and the policies of various governmental and regulatory agencies and, specifically, the Federal Reserve. Throughout 2022 and 2023, the FOMC raised the target range for the federal funds rate on eleven separate occasions, citing factors including the hardships caused by the ongoing Russia-Ukraine conflict, continued global supply chain disruptions and imbalances, and increased inflationary pressure. In the third and fourth quarters of 2024, however, the FOMC pivoted and lowered the federal funds rate from 5.50% to 4.50% based principally on reduced levels of inflation and labor market factors. At its January 29, 2025 meeting, the FOMC decided to maintain the target range for the federal funds rate at 4.25% to 4.50%.

As of December 31, 2024, various economic indicators suggested that real GDP had expanded solidly throughout 2024. The unemployment rate had increased, on net, but remained low relative to historic norms. Consumer price inflation, as measured by the 12-month change in the price index for personal consumption expenditures, had moved lower compared to its peak level in 2023, approaching the Federal Reserve's 2 percent inflation objective. Against the backdrop of restrictive monetary policy, the U.S. economy had stronger-than-expected GDP growth, loosing of tight labor markets and falling inflation in 2024. While this positive growth may continue in 2025, some economists are projecting that, due to emerging policy risks such as stricter immigration policies and trade tariffs, the U.S. economy may be flat or experience a modest decrease in gross domestic output in 2025. For instance, the U.S. Bureau of Economic Analysis projects that real GDP will decrease modestly in 2025. Any such downturn in economic output, especially domestically and in the regions in which we operate, may adversely affect our asset quality, deposit levels, loan demand and results of operations.

As a result of the economic and geopolitical factors discussed above, financial institutions also face heightened credit risk, among other forms of risk. Of note, because we have a significant amount of real estate loans, decreases in real estate values could adversely affect the value of property used as collateral, which, in turn, can adversely affect the value of our loan and investment portfolios. Adverse economic developments, specifically including inflation-related impacts, may have a negative effect on the ability of our borrowers to make timely repayments of their loans or to finance future home purchases. According to the Federal Reserve's November 2024 Financial Stability Report, several economic indicators suggest that CRE prices still remain high relative to fundamentals while market delinquency rates are elevated. However, the outlook for CRE remains dependent on the broader economic environment and, specifically, how major subsectors respond to a high interest rate environment and continued higher prices for commodities, goods and services. In any case, credit performance over the medium- and long-term is susceptible to economic and market forces and therefore forecasts remain uncertain; however, some degree of instability in the CRE markets is expected in the coming quarters as loans continue to be refinanced in markets with higher vacancy rates under current economic conditions. Instability and uncertainty in the commercial and residential real estate markets, as well as in the broader commercial and retail credit markets, could have a material adverse effect on our financial condition and results of operations.

Changes in U.S. trade policies, including the imposition of tariffs and retaliatory tariffs, may adversely impact our business, financial condition, and results of operations.

The Trump Administration, during its first term from 2017 to 2021, imposed certain tariffs and retaliatory tariffs, as well as other trade restrictions on products and materials that our customers import or export. President Trump again has signaled that his new Administration will impose tariffs and retaliatory tariffs against U.S. trading partners. During his election campaign, President Trump indicated that he would impose a 25% tariff against all goods imported from Canada and Mexico, a 60% tariff on goods from China and a blanket tariff of 10% to 20% on other imports to the U.S. On February 1, 2025, President Trump issued an Executive Order imposing tariffs at various levels on imports from Canada, Mexico, and China. The newly imposed tariffs have resulted in immediate threats of retaliatory tariffs against U.S. goods and resulted in discussions with the countries which have delayed many of the U.S. imposed tariffs while discussions with each trading partner continue.

The above and other potential tariffs and trade restrictions may cause the prices of our customers' products to increase, which could reduce demand for such products, or reduce our customers' margins, and adversely impact their revenues, financial results, and ability to service debt. This in turn could adversely affect our financial condition and results of operations. In addition, to the extent changes in the political environment have a negative impact on us or on the markets in which we operate our business, our results of operations and financial condition could be materially and adversely impacted in the future. At this time, it remains unclear what the U.S. government or foreign governments will or will not do with respect to additional tariffs that may be imposed or international trade agreements and policies.

Our allowance for credit losses on loans may be insufficient.

All borrowers have the potential to default, and our remedies in the event of such default (such as seizure and/or sale of collateral, legal actions, and guarantees) may not fully satisfy the debt owed to us. We maintain an ACLL, which is a reserve established through a provision for credit losses charged to expense, that represents management's best estimate of probable credit losses over the life of the loan within the existing portfolio of loans. The ACLL, in the judgment of management, is necessary to reserve for estimated credit losses and risks inherent in the loan portfolio. The level of the ACLL reflects management's continuing evaluation of industry concentrations; specific credit risks; loan loss experience; current loan portfolio quality; present economic, political, and regulatory conditions; and unidentified losses inherent in the current loan portfolio. The determination of the appropriate level of the ACLL inherently involves a high degree of subjectivity and requires us to make significant estimates of current credit risks using existing qualitative and quantitative information, all of which may undergo material changes. Changes in economic conditions affecting borrowers, new information regarding existing loans, identification of additional problem loans, and other factors, both within and outside of our control, may require an increase in the ACLL. In addition, bank regulatory agencies periodically review our ACLL and may require an increase in the provision for credit losses or the recognition of additional loan charge offs, based on judgments different than those of management. An increase in the ACLL would result in a decrease in net income, and possibly risk-based capital, and could have a material adverse effect on our financial condition and results of operations.

We are subject to lending concentration risks.

As of December 31, 2024, approximately 64% of our loan portfolio consisted of commercial and industrial, real estate construction, and CRE loans (collectively, "commercial loans"). Commercial loans are generally viewed as having more inherent risk of default than residential mortgage loans or other consumer loans. Further, the commercial loan balance per borrower is typically larger than that for residential mortgage loans and other consumer loans, implying higher potential losses on an individual loan basis. Because our loan portfolio contains a number of commercial loans with significant balances, the deterioration of one or a few of these loans could cause a significant increase in nonaccrual loans, which could have a material adverse effect on our financial condition and results of operations.

CRE lending may expose us to increased lending risks.

Our policy generally has been to originate CRE loans primarily in the states in which the Bank operates. At December 31, 2024, CRE loans, including owner occupied, investor, and real estate construction loans, totaled $8.4 billion, or 28%, of our total loan portfolio and 195% of total risk-based capital. As a result of our growth in this portfolio over the past several years and planned future growth, these loans require more ongoing evaluation and monitoring and we are continuously enhancing risk management policies, procedures and controls as needed. CRE loans generally involve a greater degree of credit risk than residential mortgage loans because they typically have larger balances and are more affected by adverse conditions in the economy. Because payments on loans secured by CRE often depend upon the successful operation and management of the properties and the businesses that operate from within them, repayment of such loans may be affected by factors outside the borrower's control, such as adverse conditions in the real estate market or the economy or changes in government regulation. CRE markets have been facing downward pressure since 2022 due in large part to increased interest rates and declining property values. Although CRE markets showed signs of stabilization in 2024, the prospects for the CRE markets and property valuation remain uncertain. Accordingly, the federal banking agencies have continued to express concerns about weaknesses in the current CRE market and have applied increased regulatory scrutiny to institutions with CRE loan portfolios that are fast growing or large relative to the institutions' total capital. Our failure to adequately maintain appropriate risk management policies, procedures and controls in response to regulatory expectations could adversely affect our ability to increase this portfolio going forward and could result in an increased rate of delinquencies in, and increased losses from, this portfolio as well as enhanced regulatory scrutiny and regulatory expectations for increased capital. At December 31, 2024, nonaccrual CRE loans totaled $18 million, or less than 1% of our total portfolio of CRE loans.

We depend on the accuracy and completeness of information furnished by and on behalf of our customers and counterparties.

In deciding whether to extend credit or enter into other transactions, we may rely on information furnished by or on behalf of customers and counterparties, including financial statements, credit reports, and other financial information. We may also rely on representations of those customers, counterparties, or other third parties, such as independent auditors, as to the accuracy and completeness of that information. Reliance on inaccurate or misleading financial statements, credit reports, or other financial information could cause us to enter into unfavorable transactions, which could have a material adverse effect on our financial condition and results of operations.

Lack of system integrity or credit quality related to funds settlement could result in a financial loss.

We settle funds on behalf of financial institutions, other businesses and consumers and receive funds from clients, card issuers, payment networks and consumers on a daily basis for a variety of transaction types. Transactions we facilitate include wire transfers, debit card, credit card and electronic bill payment transactions, supporting consumers, financial institutions and other businesses. These payment activities rely upon the technology infrastructure that facilitates the verification of activity with counterparties and the facilitation of the payment. If the continuity of operations or integrity of processing were compromised, this could result in a financial loss to us due to a failure in payment facilitation. In addition, we may issue credit to consumers, financial institutions or other businesses as part of the funds settlement. A default on this credit by a counterparty could result in a financial loss to us.

We are subject to environmental liability risk associated with lending activities.

A significant portion of our loan portfolio is secured by real property. During the ordinary course of business, we may foreclose on and take title to properties securing certain loans. In doing so, there is a risk that hazardous or toxic substances could be found on these properties. If hazardous or toxic substances are found, we may be liable for remediation costs, as well as for personal injury and property damage. Environmental laws may require us to incur substantial expenses which may materially reduce the affected property's value or limit our ability to use or sell the affected property. In addition, future laws or more stringent interpretations or enforcement policies with respect to existing laws may increase our exposure to environmental liability. Although we have policies and procedures to perform an environmental review before lending against or initiating any foreclosure action on real property, these reviews may not be sufficient to detect all potential environmental hazards. The remediation costs and any other financial liabilities associated with an environmental hazard could have a material adverse effect on our financial condition and results of operations.

Liquidity and Interest Rate Risks

Impairment of our access to liquidity could affect our ability to meet our obligations.

The Corporation requires liquidity to meet its deposit and debt obligations as they come due. Access to liquidity could be impaired by an inability to access the capital markets or unforeseen outflows of deposits. Risk factors that could impair our ability to access capital markets include a downturn in our Midwest markets, difficult credit markets, credit rating downgrades, or regulatory actions against the Corporation. The Corporation's access to deposits can be impacted by the liquidity needs of our customers as a substantial portion of the Corporation's liabilities are demand while a substantial portion of the Corporation's assets are loans that cannot be sold in the same timeframe. Historically, the Corporation has been able to meet its cash flow needs as necessary. If a sufficiently large number of depositors sought to withdraw their deposits for whatever reason, the Corporation may be unable to obtain the necessary funding at favorable terms.

The proportion of our deposit account balances that exceed FDIC insurance limits may expose the Bank to enhanced liquidity risk in times of financial distress.

In the aftermath of the significant bank failures that occurred in 2023, the federal banking agencies have enhanced their scrutiny of banks' liquidity risk management. The agencies concluded that a significant contributing factor to the failures of the institutions in 2023 was the proportion of the deposits held by each institution that exceeded FDIC insurance limits. Noting that uninsured deposits accounted for nearly 47 percent of domestic deposits in 2021, the FDIC stated that large concentrations of uninsured deposits increase the potential for bank runs and can threaten financial stability. In the months preceding and following these failures, many large depositors withdrew deposits in excess of applicable deposit insurance limits and deposited these funds in other financial institutions and, in many instances, moved these funds into money market mutual funds or other similar securities accounts in an effort to diversify the risk of further bank failure(s).

Uninsured deposits historically have been viewed by the FDIC as less stable than insured deposits. According to statements made by the FDIC staff and the leadership of the federal banking agencies, customers with larger uninsured deposit account balances often are small- and mid-sized businesses that rely upon deposit funds for payment of operational expenses and, as a result, are more likely to closely monitor the financial condition and performance of their depository institutions. As a result, in the event of financial distress, uninsured depositors historically have been more likely to withdraw their deposits. To that end, the federal banking agencies, including the FDIC and OCC, issued an interagency policy statement in July 2023 to underscore the importance of robust liquidity risk management and contingency funding planning. In the policy statement, the regulators noted that banks should maintain actionable contingency funding plans that take into account a range of possible stress scenarios, assess the stability of their funding and maintain a broad range of funding sources, ensure that collateral is available for borrowing, and review and revise contingency funding plans periodically and more frequently as market conditions and strategic initiatives change.

If a significant portion of our deposits were to be withdrawn within a short period of time such that additional sources of funding would be required to meet withdrawal demands, the Corporation may be unable to obtain funding at favorable terms, which may have an adverse effect on our net interest margin. Moreover, obtaining adequate funding to meet our deposit obligations may be more challenging during periods of elevated prevailing interest rates, such as the present period. Our ability to attract depositors during a time of actual or perceived distress or instability in the marketplace may be limited. Further, interest rates paid for borrowings generally exceed the interest rates paid on deposits. This spread may be exacerbated by higher prevailing interest rates. In addition, because our AFS investment securities lose value when interest rates rise, after-tax proceeds resulting from the sale of such assets may be diminished during periods when interest rates are elevated. Under such circumstances, we may be required to access funding from sources such as the Federal Reserve's discount window in order to manage our liquidity risk. For additional information regarding uninsured deposits and liquidity, see sections Deposits and Customer Funding and Liquidity of Part II, Item 7, Management's Discussion and Analysis of Financial Condition and Results of Operations.

Adverse changes to our credit ratings could limit our access to funding and increase our borrowing costs.

Credit ratings are subject to ongoing review by rating agencies, which consider a number of factors, including our financial strength, performance, prospects and operations as well as factors not under our control. Other factors that influence our credit ratings include changes to the rating agencies' methodologies for our industry or certain security types; the rating agencies' assessment of the general operating environment for financial services companies; our relative positions in the markets in which we compete; our various risk exposures and risk management policies and activities; pending litigation and other contingencies; our reputation; our liquidity position, diversity of funding sources and funding costs; the current and expected level and volatility of our earnings; our capital position and capital management practices; our corporate governance; current or future regulatory and legislative initiatives; and the agencies' views on whether the U.S. government would provide meaningful support to the Corporation or its subsidiaries in a crisis. Rating agencies could make adjustments to our credit ratings at any time, and there can be no assurance that they will maintain our ratings at current levels or that downgrades will not occur.

In August 2023, Moody's and S&P Global Ratings each downgraded our long-term issuer credit ratings, and the ratings remained unchanged as of December 31, 2024. Any additional downgrade in our credit ratings could potentially adversely affect the cost and other terms upon which we are able to borrow or obtain funding, increase our cost of capital and/or limit our access to capital markets. Credit rating downgrades or negative watch warnings could also negatively impact our reputation and the perception of the Corporation by lenders, investors and other third parties, which could also impair our ability to compete in certain markets or engage in certain transactions. In particular, holders of deposits which exceed FDIC insurance limits may perceive such a downgrade or warning negatively and withdraw all or a portion of such deposits. While certain aspects of a credit rating downgrade are quantifiable, the impact that such a downgrade would have on our liquidity, business and results of operations in future periods is inherently uncertain and would depend on a number of interrelated factors, including, among other things, the magnitude of the downgrade, the rating relative to peers, the rating assigned by the relevant agency pre-downgrade, individual client behavior and future mitigating actions we might take.

We are subject to interest rate risk.

Our earnings and cash flows are largely dependent upon our net interest income. Interest rates are highly sensitive to many factors that are beyond our control, including general economic conditions and policies of various governmental and regulatory agencies and, in particular, the Federal Reserve. Changes in monetary policy, including changes in interest rates, could influence not only the interest we receive on loans and investments and the amount of interest we pay on deposits and borrowings, but such changes could also affect (i) our ability to originate loans and obtain deposits; (ii) the fair value of our financial assets and liabilities; and (iii) the average duration of our mortgage portfolio and other interest-earning assets.

As of January 29, 2025, the date of the FOMC's most recent meeting, the target range for the federal funds rate was 4.25% to 4.50%, which is down from the recent peak of 5.25% to 5.50% prior to the FOMC meeting in September 2024. It remains uncertain whether the FOMC will further reduce the target range for the federal funds rate to stimulate economic activity and promote job growth or leave the rate at its relatively elevated level for an additional prolonged period of time. Earnings could also be adversely affected if the interest rates received on loans and other investments fall more quickly than the interest rates paid on deposits and other borrowings. The Corporation's interest rate risk profile is such that, generally, a higher yield curve adds to income while a lower yield curve has a negative impact on earnings. Our most significant interest rate risk may result from timing differences in the maturity and re-pricing characteristics of assets and liabilities, changes in the shape of the yield curve, and the potential exercise of explicit or embedded options.

Although management believes it has implemented effective asset and liability management strategies, including the potential use of derivatives as hedging instruments, to reduce the potential effects of changes in interest rates on our results of operations, any substantial, unexpected, prolonged change in market interest rates could have a material adverse effect on our financial condition and results of operations, and any related economic downturn, especially domestically and in the regions in which we operate, may adversely affect our asset quality, deposit levels, loan demand and results of operations. Also, our interest rate risk modeling techniques and assumptions may not fully predict or capture the impact of actual interest rate changes on our balance sheet.

The impact of interest rates on our mortgage banking business can have a significant impact on revenues.

Changes in interest rates can impact our mortgage-related revenues and net revenues associated with our mortgage activities. A decline in mortgage rates generally increases the demand for mortgage loans as borrowers refinance, but also generally leads to accelerated payoffs. Conversely, in a constant or increasing rate environment, we would expect fewer loans to be refinanced and a decline in payoffs. Although we use models to assess the impact of interest rates on mortgage-related revenues, the estimates of revenues produced by these models are dependent on estimates and assumptions of future loan demand, prepayment speeds and other factors which may differ from actual subsequent experience.

Changes in interest rates could reduce the value of our investment securities holdings which would increase our accumulated other comprehensive loss and thereby negatively impact stockholders' equity.

The Corporation maintains an investment portfolio consisting of various high quality liquid fixed-income securities. The total carrying value of the securities portfolio, which includes FHLB and Federal Reserve Bank stocks, was $8.5 billion as of December 31, 2024, and the estimated duration of the aggregate portfolio was approximately 5.3 years. The nature of fixed-income securities is such that changes in market interest rates impact the value of these assets.

Changes in interest rates could also reduce the value of our residential mortgage-related securities and MSRs, which could negatively affect our earnings.

The Corporation earns revenue from the fees it receives for originating mortgage loans and for servicing mortgage loans. When rates rise, the demand for mortgage loans tends to fall, reducing the revenue the Corporation receives from loan originations. At the same time, revenue from MSRs can increase through increases in fair value. When rates fall, mortgage originations tend to increase and the value of MSRs tends to decline, also with some offsetting revenue effect. Even though the origination of mortgage loans can act as a "natural hedge," the hedge is not perfect, either in amount or timing. For example, the negative effect on revenue from a decrease in the fair value of residential MSRs is immediate, but any offsetting revenue benefit from more originations and the MSRs relating to the new loans would be recognized during the month of origination. It is also possible that even if interest rates were to fall, mortgage originations may also fall or any increase in mortgage originations may not be enough to offset the decrease in the MSRs value caused by the lower rates.

The Corporation typically uses derivatives and other instruments to hedge its mortgage banking interest rate risk. The Corporation generally does not hedge all of its risks and the fact that hedges are used does not mean they will be successful. Hedging is a complex process, requiring sophisticated models and constant monitoring. The Corporation could incur significant losses from its hedging activities. There may be periods where the Corporation elects not to use derivatives and other instruments to hedge mortgage banking interest rate risk, which could also cause the Corporation to incur substantial losses.

We rely on dividends from our subsidiaries for most of our cash flow.

The Parent Company is a separate and distinct legal entity from its banking and other subsidiaries. A substantial portion of the Parent Company's cash flow comes from dividends from its subsidiaries. These dividends are the principal source of funds to pay dividends on the Parent Company's common and preferred stock, and to pay interest and principal on the Parent Company's debt. Various federal and/or applicable state laws and regulations limit the amount of dividends that the Bank and certain of our nonbanking subsidiaries may pay to us. Also, our right to participate in a distribution of assets upon a subsidiary's liquidation or reorganization is subject to the prior claims of the subsidiary's creditors. In the event the Bank subsidiary is unable to pay dividends to us, we may not be able to service debt, pay obligations, or pay dividends on our common and preferred stock. The inability to receive dividends from the Bank could have a material adverse effect on our business, financial condition, and results of operations.

Operational Risks

We face significant operational risks due to the high volume and the high dollar value nature of transactions we process.

We operate in many different businesses in diverse markets and rely on the ability of our employees and systems to process transactions. Operational risk is the risk of loss resulting from our operations, including but not limited to, the risk of fraud by employees or persons outside the Corporation, the execution of unauthorized transactions, errors relating to transaction processing and technology, breaches of our internal control systems or failures of those of our suppliers or counterparties, compliance failures, cyber-attacks, technology failures, or unforeseen problems encountered while implementing new computer systems or upgrades to existing systems, business continuation and disaster recovery issues, and other external events. In recent periods, the OCC has observed an increased incidence of check fraud, wire fraud, peer-to-peer payment fraud, and the use of AI technology to facilitate the perpetration of social engineering and impersonation schemes and identity theft. Insurance coverage may not be available for such losses, or where available, such losses may exceed insurance limits. This risk of loss also includes the potential legal actions that could arise as a result of an operational deficiency or as a result of noncompliance with applicable regulatory standards, adverse business decisions or their implementation, and customer attrition due to potential negative publicity. The occurrence of any of these events could cause us to suffer financial loss, face regulatory action and suffer damage to our reputation.

Unauthorized disclosure of sensitive or confidential client or customer information, whether through a cyber-attack, other breach of our computer systems or otherwise, could severely harm our business.

In the normal course of our business, we collect, process, and retain sensitive and confidential client and customer information on our behalf and on behalf of other third parties. Despite the security measures we have in place, our facilities and systems may be vulnerable to cyber-attacks, security breaches, acts of vandalism, computer viruses, malware, misplaced or lost data, programming and/or human errors, or other similar events.

Information security risks for financial institutions like us continue to increase in part because of new technologies, the increased use of the internet and telecommunications technologies (including mobile devices and cloud computing) to conduct financial and other business transactions, political activism, and the increased sophistication and activities of organized crime, perpetrators of fraud, hackers, terrorists and others.

We rely on computer systems, hardware, software, technology infrastructure and online sites and networks for both internal and external operations that are critical to our business. Operational risk related to cyber-attacks is increasing as cyber-attacks evolve and have a greater and more pervasive economic impact. In addition to cyber-attacks or other security breaches involving the theft of sensitive and confidential information, hackers have engaged in attacks against large financial institutions, designed to disrupt key business services, such as customer-facing web sites. Critical infrastructure sectors, including financial services, increasingly have been the targets of cyber-attacks, including attacks emanating from foreign countries. Cyber-attacks involving large financial institutions, including distributed denial of service attacks designed to disrupt external customer-facing services, nation state cyber-attacks and ransomware attacks designed to deny organizations access to key internal resources or systems or other critical data, as well as targeted social engineering and phishing email and text message attacks designed to allow unauthorized persons to obtain access to an institution's information systems and data or that of its customers, are becoming more common and increasingly sophisticated.

Cyber-attacks continue to evolve and become more pervasive throughout the financial services sector. In particular, there has been an observed increase in the number of distributed denial of service and ransomware attacks against the financial sector, for which the increase is believed to be partially attributable to politically motivated attacks as well as financial demands coupled with extortion. Further, threat actors continue to exploit publicly known software vulnerabilities and weak authentication controls used by large numbers of banking organizations in order to conduct malicious cyber activities. These types of attacks have resulted in increased supply chain and third-party risk.

Because the methods of cyber-attacks change frequently or, in some cases, are not recognized until launch, we are not able to anticipate or implement effective preventive measures against all possible security breaches and the probability of a successful attack cannot be predicted. Although we employ detection and response mechanisms designed to contain and mitigate security incidents, early detection may be thwarted by persistent sophisticated attacks and malware designed to avoid detection.

We also face risks related to cyber-attacks and other security breaches in connection with card transactions that typically involve the transmission of sensitive information regarding our customers through various third parties. Some of these parties have in the past been the target of security breaches and cyber-attacks, and because the transactions involve third parties and environments that we do not control or secure, future security breaches or cyber-attacks affecting any of these third parties could impact us, and in some cases we may have exposure and suffer losses for breaches or attacks relating to them. We also rely on numerous other third-party service providers to conduct other aspects of our business operations and face similar risks relating to them. We cannot be sure that such third-party information security protocols are sufficient to withstand a cyber-attack or other security breach.

Cybersecurity risks for financial institutions also have evolved as a result of the increased interconnectedness of operating environments and the use of new technologies, devices and delivery channels to transmit data and conduct financial transactions. The adoption of new products, services and delivery channels contribute to a more complex operating environment, which enhances operational risk and presents the potential for additional structural vulnerabilities. As such, a single cyber-attack is now able to compromise hundreds of organizations and affect a significant number of consumers. In addition, the adoption of hybrid and remote work environments following the COVID-19 pandemic presents institutions with additional cybersecurity vulnerabilities and risks.

The Corporation regularly evaluates its systems and controls and implements upgrades as necessary. The additional cost to the Corporation of our cybersecurity monitoring and protection systems and controls includes the cost of hardware and software, third party technology providers, consulting and forensic testing firms, insurance premium costs and legal fees, in addition to the incremental cost of our personnel who focus a substantial portion of their responsibilities on cybersecurity.

Any successful cyber-attack or other security breach involving the misappropriation, loss, leak or other unauthorized disclosure of sensitive or confidential customer information, confidential and proprietary information relating to our bank and operations, unauthorized access to our information systems or that of our third-party service providers, or unauthorized access to other data that compromises our ability to function could severely damage our reputation, erode confidence in the security of our systems, products and services, expose us to the risk of litigation and liability, disrupt our operations and have a material adverse effect on our business. Any successful cyber-attack may also subject the Corporation to regulatory investigations, litigation (including class action litigation) or enforcement, or require the payment of regulatory fines or penalties or undertaking costly remediation efforts with respect to third parties affected by a cybersecurity incident, all or any of which could adversely affect the Corporation's business, financial condition or results of operations and damage its reputation. Finally, we cannot guarantee that any costs and liabilities incurred in relation to an attack or incident will be covered by our existing insurance policies or that applicable insurance will be available to us in the future on economically reasonable terms or at all.

From time to time, the Corporation engages in acquisitions, including acquisitions of depository institutions. The integration of core systems and processes for such transactions often occurs after the closing, which may create elevated risk of cyber incidents.

The Corporation may be subject to the data risks and cybersecurity vulnerabilities of the acquired company until the Corporation has sufficient time to fully integrate the acquiree's customers and operations. Although the Corporation conducts comprehensive due diligence of cybersecurity policies, procedures and controls of our acquisition counterparties, and the Corporation maintains adequate policies, procedures, controls and information security protocols to facilitate a successful integration, there can be no assurance that such measures, controls and protocols are sufficient to withstand a cyber-attack or other security breach with respect to the companies we acquire, particularly during the period of time between closing and final integration.

We rely heavily on communications and information systems to conduct our business. We have experienced cybersecurity attacks in the past and our communications and information systems may experience an interruption or breach in security from future attacks.

We have experienced cybersecurity attacks in the past. Any failure, interruption, or breach in security or operational integrity of our or our third-party vendors' communications and information systems, including those caused by a cybersecurity attack, could result in failures or disruptions in our customer relationship management, general ledger, deposit, loan, and other systems. While we have policies and procedures designed to prevent or limit the effect of the failure, interruption, or security breach of our communications and information systems, we cannot completely ensure that any such failures, interruptions, or security breaches will not occur, nor can we ensure that our prevention procedures and information security program will function as designed and planned. The occurrence of any failures, interruptions, or security breaches of our or our third-party vendors' communications and information systems, including those caused by a cybersecurity attack, could damage our reputation, result in a loss of customer business, subject us to additional regulatory scrutiny, or expose us to civil litigation and possible financial liability, any of which could have a material adverse effect on our financial condition and results of operations.

We are subject to certain industry standards regarding our credit card-related services. Failure to meet those standards may significantly impact our ability to offer these services.

We are subject to the PCI-DSS, issued by the Payment Card Industry Security Standards Council. PCI-DSS contains compliance guidelines with regard to our security surrounding the physical and electronic storage, processing and transmission of cardholder data. Compliance with PCI-DSS and implementing related procedures, technology and information security measures requires significant resources and ongoing attention. Costs and potential problems and interruptions associated with the implementation of new or upgraded systems and technology, such as those necessary to achieve compliance with PCI-DSS or with maintenance or adequate support of existing systems could also disrupt or reduce the efficiency of our operations. Any material interruptions or failures in our payment-related systems or third parties that we rely upon could have a material adverse effect on our business, results of operations and financial condition. If there are amendments to PCI-DSS, the cost of compliance could increase, and we may suffer loss of critical data and interruptions or delays in our operations as a result. If we or our service providers are unable to comply with the standards imposed by PCI-DSS, we may be subject to fines and restrictions on our ability to offer certain services, which could materially and adversely affect our business.

Compliance with the rapidly evolving federal and state laws relating to the handling of information about individuals involves significant expenditure and resources, and any failure by us or our vendors to comply may result in significant liability, negative publicity, and/or an erosion of trust, which could materially adversely affect our business, results of operations, and financial condition.

We and our vendors are subject to a number of U.S. federal, state, and local laws and regulations, industry standards and other requirements relating to consumer privacy and data protection. For more information, see "Privacy, Data Protection, and Cybersecurity" in the Item 1, Business section above.

Many other states are currently reviewing or proposing the need for greater regulation of the collection, sharing, use and other processing of information related to individuals for marketing purposes or otherwise, and there remains interest in expanding personal information protection requirements at the federal level as well. Both to comply with applicable existing law and to prepare for potential expansions in laws requiring such protection, we must maintain adequate privacy and security measures, which require significant investments in resources and ongoing attention.

Additionally, laws, regulations, and standards covering marketing, advertising, and other activities conducted by telephone, email, mobile devices, and the internet are or may become applicable to our business, such as the TCPA, the CAN-SPAM Act, and similar state consumer protection and communication privacy laws, such as California's Invasion of Privacy Act.

We occasionally make telephone calls and/or send SMS text messages to customers. The actual or perceived improper calling of customer phones and/or sending of text messages may subject us to potential risks, including liabilities or claims relating to consumer protection laws such as the TCPA. Numerous class-action suits under federal and state laws have been filed in recent years against companies who conduct telemarketing and/or SMS texting programs, and any future such litigation against us could be costly and time-consuming to defend. In particular, the TCPA imposes significant restrictions on the ability to make telephone calls or send text messages to mobile telephone numbers without the prior consent of the person being contacted. Federal or state regulatory authorities or private litigants may claim that the notices and disclosures we provide, form of consents we obtain or our outreach practices are not adequate or violate applicable law. This may in the future result in civil claims against us. Claims that we have violated the TCPA could be costly to litigate, whether or not they have merit, and could expose us to substantial statutory damages or costly settlements.

We also send marketing messages via email and are subject to the CAN-SPAM Act. The CAN-SPAM Act imposes certain obligations regarding the content of emails and providing opt-outs (with the corresponding requirement to honor such opt-outs promptly). While we strive to ensure that all of our marketing communications comply with the requirements set forth in the CAN-SPAM Act, any violations could result in the FTC seeking civil penalties against us.

Moreover, we are considered a both a "furnisher" of consumer report information and a "user" of consumer reports provided by consumer reporting agencies under the FCRA. The FCRA regulates and protects consumer information collected by consumer reporting agencies and imposes specific obligations on "furnishers" and "users" of consumer report information. Such obligations include, among others, taking steps to ensure that consumer report information furnished to consumer reporting agencies is accurate and, as required, inaccurate or incomplete information is corrected or updated, restricting the sharing of information contained in a consumer report, notifying consumers when such reports are used to make an adverse decision or to close a consumer's account, and, in the context of completing employee background checks, providing a notice containing certain disclosures to the consumer and obtaining their consent. Additionally, under the regulations implementing the FCRA, "furnishers" of consumer report information are required to establish, implement and follow reasonable policies and procedures regarding the accuracy and integrity of information furnished to consumer reporting agencies. Our failure to satisfy these obligations, as applicable, may expose us to supervisory scrutiny or litigation, each of which could have a material adverse effect on our financial condition and results of operations.

Any failure or perceived failure by us to comply with laws, regulations and other requirements relating to the privacy, security and handling of information could result in legal claims or proceedings (including class actions), regulatory investigations or enforcement actions. We could incur significant costs in investigating and defending such claims and, if found liable, pay significant damages or fines or be required to make changes to our business. These proceedings and any subsequent adverse outcomes may subject us to significant negative publicity and an erosion of trust. If any of these events were to occur, our business, results of operations, and financial condition could be materially adversely affected.

Any actual or perceived failure to comply with evolving regulatory frameworks around the development and use of AI could adversely affect our business, results of operations, and financial condition.

Our business increasingly relies on AI, machine learning and automated decision making to improve our services and our customer's experience. The regulatory framework around the development and use of these emerging technologies is rapidly evolving, and many federal, state and foreign government bodies and agencies have introduced and/or are currently considering additional laws and regulations. For example, in July 2024, the federal banking agencies, including the OCC and the FDIC, issued a final rule that requires, among other things, financial institutions to ensure that their automated valuation models for property valuation follow certain quality control standards, including a requirement that such valuation models comply with nondiscrimination laws. The implementation standards and enforcement practices are likely to remain uncertain for the foreseeable future, and we cannot yet determine the impact future laws, regulations, standards, or perception of their requirements may have on our business.

Any of the foregoing, together with developing guidance and/or decisions in this area, may affect our use of AI and our ability to provide and improve our services, require additional compliance measures and changes to our operations and processes, and result in increased compliance costs and potential increases in civil claims against us. Any actual or perceived failure to comply with evolving regulatory frameworks around the development and use of AI, machine learning and automated decision making could adversely affect our business, results of operations, and financial condition.

We are dependent upon third parties for certain information system, data management and processing services, and to provide key components of our business infrastructure.

We outsource certain information system and data management and processing functions to third-party providers to compete in a rapidly evolving financial marketplace. We may also outsource to certain foreign-based service providers in the future. These third-party service providers are sources of operational and informational security risk to us, including risks associated with operational errors, information system interruptions or breaches, and unauthorized disclosures of sensitive or confidential client or customer information. Any service relationships that we may have with foreign-based service providers would present additional risks, including, for example, country risk (e.g., risks relating to economic, social, and political conditions within the service provider's home country that may inhibit the ability of the service provider to provide us with services) and compliance risk (e.g., risks arising from the cross-border flow of information and services and the potential applicability of foreign laws and regulations). Concentration among larger third-party providers servicing large segments of the banking industry can also potentially affect wide segments of the financial industry. If third-party service providers encounter any of these issues, or if we have difficulty communicating with them, we could be exposed to disruption of operations, loss of service or connectivity to customers, reputational damage, and litigation risk that could have a material adverse effect on our results of operations or our business.

Third-party vendors provide key components of our business infrastructure, such as internet connections, network access and core application processing. While we have selected these third-party vendors in accordance with supervisory requirements, we do not control their actions. The actions of these third parties, including as a result of their not providing us their services for any reason or their performing their services poorly, could adversely affect our ability to deliver products and services to our customers and otherwise to conduct our business. Replacing these third-party vendors could also entail significant delay and expense.

The potential for business interruption exists throughout our organization.

Integral to our performance is the continued efficacy of our technical systems, operational infrastructure, relationships with third parties and the vast array of associates and key executives in our day-to-day and ongoing operations. Failure by any or all of these resources subjects us to risks that may vary in size, scale and scope. This includes, but is not limited to, operational or technical failures, ineffectiveness or exposure due to interruption in third party support, problems arising from systems conversions, as well as the loss of key individuals or failure on the part of key individuals to perform properly. Although management has established policies and procedures to address such failures, the occurrence of any such event could have a material adverse effect on our business, which, in turn, could have a material adverse effect on our financial condition and results of operations.

Changes in the federal, state, or local tax laws may negatively impact our financial performance.

We are subject to changes in tax law that could increase our effective tax rates. These law changes may be retroactive to previous periods and as a result could negatively affect our current and future financial performance. For example, legislation enacted in 2017 resulted in a reduction in our federal corporate tax rate from 35% in 2017 to 21% in 2018, which had a favorable impact on our earnings and capital generation abilities. However, this legislation also enacted limitations on certain deductions, such as the deduction of FDIC deposit insurance premiums, which partially offset the anticipated increase in net earnings from the lower tax rate. The current Administration may further reduce the federal corporate tax rate, but the extent and timing of any tax reform, as well as any corresponding effect on our business and financial results, are uncertain at this time. On the other hand, any increase in the corporate tax rate or surcharges that may be adopted by Congress would adversely affect our results of operations in future periods.

In addition, the Bank's customers experienced and likely will continue to experience varying effects from both the individual and business tax provisions of the Tax Act. The new Administration and Congress are expected to pursue extensions of many of the temporary provisions of the Tax Act, which are scheduled to expire at the end of 2025. Future changes in tax law and such effects, whether positive or negative, may have a corresponding impact on our business and the economy as a whole.

Impairment of investment securities, goodwill, other intangible assets, or DTAs could require charges to earnings, which could result in a negative impact on our results of operations.

In assessing whether the impairment of investment securities is related to a deterioration in credit factors, management considers the length of time and extent to which the fair value has been less than cost, the financial condition and near-term prospects of the issuer, and the intent and ability to retain our investment in the security for a period of time sufficient to allow for any anticipated recovery in fair value in the near term.

Under current accounting standards, goodwill is not amortized but, instead, is subject to impairment tests on at least an annual basis or more frequently if an event occurs or circumstances change that reduce the fair value of a reporting unit below its carrying amount. A decline in our stock price or occurrence of a triggering event following any of our quarterly earnings releases and prior to the filing of the periodic report for that period could, under certain circumstances, cause us to perform a goodwill impairment test and result in an impairment charge being recorded for that period which was not reflected in such earnings release. During 2024, the annual impairment test conducted in May, using a qualitative assessment, indicated that the estimated fair value of all of the Corporation's reporting units exceeded the carrying value. In the event that we conclude in a future assessment that all or a portion of our goodwill may be impaired, a non-cash charge for the amount of such impairment would be recorded to earnings. Such a charge would have no impact on tangible capital. At December 31, 2024, we had goodwill of $1.1 billion, which represents approximately 24% of stockholders' equity.

In assessing the realizability of DTAs, management considers whether it is more likely than not that some portion or all of the DTAs will not be realized. Assessing the need for, or the sufficiency of, a valuation allowance requires management to evaluate all available evidence, both negative and positive, including the recent trend of quarterly earnings. Positive evidence necessary to overcome the negative evidence includes whether future taxable income in sufficient amounts and character within the carryback and carryforward periods is available under the tax law, including the use of tax planning strategies. When negative evidence (e.g., cumulative losses in recent years, history of operating loss or tax credit carryforwards expiring unused) exists, more positive evidence than negative evidence will be necessary.

The impact of each of these impairment matters could have a material adverse effect on our business, results of operations, and financial condition.

Failure to appropriately administer or manage our investment management and asset servicing businesses properly could put the related earnings at risk.

Revenues from our investment management and asset servicing businesses are significant to our earnings. Generating returns that satisfy clients in a variety of asset classes is important to maintaining existing business and attracting new business. Administering or managing assets in accordance with the terms of governing documents and applicable laws is also important to client satisfaction. Failure in either of the foregoing areas can expose us to liability, and result in a decrease in our revenues and earnings.

Climate change and related legislative and regulatory initiatives may result in operational changes and expenditures that could significantly impact our business.

The current and anticipated effects of climate change are creating an increasing level of concern for the state of the global environment. As a result, political and social attention to the issue of climate change has increased. Various policymakers have adopted, or are considering adopting, requirements for companies to undertake various actions, such as disclosures, regarding climate and other environmental and social matters. For example, California has adopted laws requiring in-scope companies to provide certain climate-related information, including GHG emissions and climate-related financial risks and related management strategies, and similar laws are being considered in other states. Such requirements are not uniform and may be unevenly interpreted or applied (including the potential for novel interpretations of existing laws), which may increase the cost and complexity of compliance and any related risks. Simultaneously, some policymakers have adopted, or are considering adopting, requirements to constrain consideration of various environmental and social matters by financial institutions and other companies. Expectations on such matters continue to evolve quickly, including in some instances due to company size, sector, or otherwise.

As the Corporation continues to grow and expand the scope of our operations, our regulators generally will expect us to enhance our internal control programs and processes, including with respect to risk management and stress testing under a variety of adverse scenarios and related capital planning. This would typically be expected to result in increased compliance costs and other compliance-related risks.

The new Trump Administration has publicly discussed rolling back federal initiatives to address climate change, and has already taken several such actions by executive order. These activities increase the likelihood that certain individual states will address climate change risks. For example, in October 2023, California Governor Gavin Newsom signed two climate-related disclosure bills into law. The Climate Corporate Data Accountability Act (referred to as SB 253) requires both public and private U.S. businesses with revenues greater than $1 billion doing business in California to report their GHG emissions including scopes 1, 2, and 3, beginning in 2026 (for 2025 data) and also requires reporting companies to get third-party assurance of their reports. Other states have proposed legislation similar to SB 253. Additionally, the Climate-Related Financial Risk Act (referred to as SB 261) mandates U.S. businesses with annual revenues over $500 million doing business in California to bi-annually disclose climate-related financial risks and their mitigation strategies beginning January 1, 2026. Disclosure requirements imposed by different regulators may not always be uniform, which may result in increased complexity, and cost, for compliance. Additionally, many of our suppliers, business partners, and other stakeholders may be subject to similar requirements, which may augment or create additional risks, including risks that may not be known to us.

Certain measures may also result in the imposition of taxes and fees, the required purchase of emission credits, and the implementation of significant operational changes, each of which may require the Corporation to expend significant capital and incur compliance, operating, maintenance and remediation costs. Given the lack of empirical data on the credit and other financial risks posed by climate change, it is impossible to predict how climate change may impact our financial condition and operations; however, as a banking organization, the effects of climate change may present certain unique risks to the Corporation. For example, weather disasters, shifts in local climates and other disruptions related to climate change may adversely affect the value of real properties securing our loans, which could diminish the value of our loan portfolio. Such events may also cause reductions in regional and local economic activity that may have an adverse effect on our customers, which could limit our ability to raise and invest capital in these areas and communities, each of which could have a material adverse effect on our financial condition and results of operations.

While we have taken certain actions to help manage climate-related risks, we cannot guarantee the success of these actions, nor can we make any assurances that our efforts will align with the expectations of regulators, investors in our securities or other third parties, such as environmental advocacy organizations.

Severe weather, natural disasters, public health issues, civil unrest, acts of war or terrorism, and other external events could significantly impact our ability to conduct business.

Such events could affect the stability of our deposit base, impair the ability of borrowers to repay outstanding loans, impair the value of collateral securing loans, adversely impact our employee base, cause significant property damage, result in loss of revenue, and/or cause us to incur additional expenses. Climate change and other environmental and social pressures are expected to increase the intensity and frequency of certain events, as well as contribute to chronic changes (such as changes to meteorological or hydrological patterns) that may also adversely impact our operations. Although management has established disaster recovery policies and procedures, there is no guarantee these will be successful, and the occurrence of any such event could have a material adverse effect on our business, which, in turn, could have a material adverse effect on our financial condition and results of operations.

Increasing, complex, evolving and conflicting regulatory, stakeholder, and other third-party expectations on ESG and DEI matters could adversely affect our reputation, our access to capital and the market price of our securities.

The Corporation is subject to a variety of risks arising from ESG/DEI matters, which include, among other things, climate change, human capital, and human rights. Risks arising from such matters may adversely affect, among other things, our reputation and the market price of our securities.

While we engage in various initiatives to help manage our ESG profile and respond to stakeholder expectations, which continue to evolve, such initiatives can be costly and may not have the desired effect. For example, many of these initiatives leverage methodologies, standards, and data that continue to evolve. As with other companies, our approach to such matters also evolves, and we cannot guarantee that our approach will align with the expectations or preferences of any particular stakeholder. Moreover, stakeholder expectations are not uniform, and both opponents and proponents of various ESG-related matters have increasingly resulted in a range of activism to advocate for their positions. For example, in the last several years, certain state attorneys general, treasurers, and legislators have taken various actions to impact the extent to which ESG principles are considered by financial institutions, including to require or prohibit the consideration of various ESG matters in certain contexts.

In addition to the potential for broader "anti-ESG/DEI" policies and laws, on January 21, 2025, President Trump issued an Executive Order requiring all federal agencies to terminate any policies, programs, mandates, guidance, regulations, and other actions and orders establishing DEI-based preferences, and to enforce federal civil rights laws to combat such preferences, mandates, policies, programs and activities of entities operating in the private sector. Further, the Executive Order directs federal agencies to take appropriate action to discourage private sector DEI-based initiatives. To this end, federal agencies are required to submit recommendations to the Trump Administration identifying, among other things, (i) proposed plans or measures to deter DEI-based programs in the private sector, (ii) publicly-traded corporations and other private sector entities that could be considered for civil compliance investigations, (iii) appropriate sources of litigation, and (iv) potential regulatory action or guidance. While the enforceability of the Executive Order and the steps that various federal agencies may take in response to it are uncertain at this time, the Executive Order signals a material shift in federal DEI policy that reasonably can be expected to have implications for the private sector, including the banking industry. In this regard, any scrutiny by federal government authorities of the Corporation's human capital and strategic businesses practices, or those of the banking sector generally, may have a material adverse effect on us. Please refer to Item 1 – Business – Human Capital Matters.

Additionally, certain disclosure rules that had been advanced or were under consideration by the SEC in the last few years (e.g., disclosure rules regarding climate risk, human capital management, and board diversity) may be abandoned by new leadership at the SEC, new regulations might be implemented that limit ESG shareholder proposals that may be considered, and Congress may continue to conduct investigations into corporations' ESG initiatives and priorities.

In response to potential "anti-ESG/DEI" regulations, investigations, and sentiment, it is possible that proponents of ESG/DEI measures will become galvanized and increase their efforts to compel or pressure corporations to advance such initiatives both at the state level and the private investor level. For example, states may enact laws requiring enhanced ESG/DEI disclosures, and there may be a rise in pro-ESG/DEI shareholder activism or public relations campaigns aimed at influencing corporations to adopt ESG/DEI initiatives.

Navigating varying expectations of policymakers and other stakeholders has inherent costs, and any failure to successfully navigate such expectations may expose the Corporation to negative publicity, shareholder activism, and litigation or other engagement from pro- and anti-ESG/DEI stakeholders, as well as the potential for civil investigations and enforcement by federal governmental authorities. The Corporation could be required to incur significant costs responding to any such activity and the Corporation's relationships and reputation with its existing and prospective customers and third parties with which we do business could be affected as well. This, in turn, could have an adverse effect on our ability to attract and retain customers and employees and could have a negative impact on the market price for the Corporation's securities. Certain of our customers, suppliers, or other stakeholders are also subject to such expectations and risks, which may result in additional or augmented risks to us.

Strategic and External Risks

Our earnings are significantly affected by the fiscal and monetary policies of the federal government and its agencies.

The policies of the Federal Reserve impact us significantly. The Federal Reserve regulates the supply of money and credit in the United States. Its policies directly and indirectly influence the rate of interest earned on loans and paid on borrowings and interest-bearing deposits and can also affect the value of financial instruments we hold. Those policies determine to a significant extent our cost of funds for lending and investing. Changes in those policies are beyond our control and are difficult to predict.

Federal Reserve policies can also affect our borrowers, potentially increasing the risk that they may fail to repay their loans. For example, a tightening of the money supply by the Federal Reserve could reduce the demand for a borrower's products and services. This could adversely affect the borrower's earnings and ability to repay its loan, which could have a material adverse effect on our financial condition and results of operations.

The monetary policies of the Federal Reserve may be affected by certain policy initiatives of the new Administration, which has announced tariffs on certain U.S. trading partners (and has indicated additional tariffs and retaliatory tariffs against U.S. trading partners may be announced in the future) and has implemented stricter immigration policies. Although forecasts have varied, many economists are projecting that such policy initiatives may halt productivity growth and reduce available labor, creating inflationary pressures. Under such a scenario, the Federal Reserve may decide to maintain the federal funds rate at a relatively elevated level for a prolonged period of time. The extent and timing of the new Administration's policy changes and their impact on the policies of the Federal Reserve, as well as our business and financial results, are uncertain at this time.

Significant changes to the size, structure, powers and operations of the federal government may cause economic disruptions that could, in turn, adversely impact our business, results of operations and financial condition.

The Trump Administration has commenced efforts to implement significant changes to the size and scope of the federal government and reform its operations to achieve stated goals that include reducing the federal budget deficit and national debt, improving the efficiency of government operations, and promoting innovation and economic growth. To date, these efforts have been carried out through a mix of executive actions aimed at eliminating or modifying federal agency and federal program funding, reducing the size of the federal workforce, reducing or altering the scope of activities conducted by, and possibly eliminating, various federal agencies and bureaus, and encouraging the use of AI and other advanced technologies within the public and private sectors. These changes, if implemented and taken as a whole, may have varied effects on the economy that are difficult to predict. For instance, the delivery of government services and the distribution of federal program funds and benefits may be disrupted or, in some cases, eliminated as a result of funding cuts or recasting of federal agency mandates. Further, a substantial reduction of the federal workforce could adversely affect regional and local economies, both directly and indirectly, in geographies with significant concentrations of federal employees and contractors. It is possible that such comprehensive changes to the federal government may be materially adverse to the regional and local economies where we conduct business and to our customers, which, in turn, could be materially adverse to our business, financial condition and results of operations.

Our financial condition and results of operations could be negatively affected if we fail to grow or fail to manage our growth effectively.

Our business strategy includes significant growth plans. We intend to continue pursuing a profitable growth strategy. Our prospects must be considered in light of the risks, expenses and difficulties frequently encountered by companies in significant growth stages of development. Sustainable growth requires that we manage our risks by balancing loan and deposit growth at acceptable levels of risk, maintaining adequate liquidity and capital, hiring and retaining qualified employees, successfully managing the costs and implementation risks with respect to strategic projects and initiatives, and integrating acquisition targets and managing the costs. We may not be able to expand our market presence in our existing markets or successfully enter new markets, and any such expansion may adversely affect our results of operations. Failure to manage our growth effectively could have a material adverse effect on our business, future prospects, financial condition or results of operations and could adversely affect our ability to successfully implement our business strategy. Also, if we grow more slowly than anticipated, our operating results could be materially adversely affected.

We operate in a highly competitive industry and market area.

We face substantial competition in all areas of our operations from a variety of different competitors, both within and beyond our principal markets, many of which are larger and may have more financial resources. Such competitors primarily include national, regional, and internet banks within the various markets in which we operate. We also face competition from many other types of financial institutions, including, without limitation, savings and loans, credit unions, finance companies, brokerage firms, insurance companies, and other financial intermediaries. The financial services industry could become even more competitive as a result of legislative and regulatory changes and continued consolidation. In recent years, the OCC has accepted applications from financial technology companies to become special purpose national banks. These and similar developments at the state level are likely to result in even greater competition within all areas of our operations.

In addition, as customer preferences and expectations continue to evolve, technology has lowered barriers to entry and made it possible for nonbanks to offer products and services traditionally provided by banks, such as automatic transfer and automatic payment systems. In addition, some of the largest technology firms are engaging in joint ventures with the largest banks to provide and/or expand financial service offerings with a technological sophistication and breadth of marketing that smaller institutions do not have. Many of our competitors have fewer regulatory constraints and may have lower cost structures. Additionally, due to their size, many competitors may be able to achieve economies of scale and, as a result, may offer a broader range of products and services as well as better pricing for those products and services than we can.

Our ability to compete successfully depends on a number of factors, including, among other things:

- the ability to develop, maintain, and build upon long-term customer relationships based on top quality service, high ethical standards, and safe, sound assets;

- the ability to expand our market position;

- the scope, relevance, and pricing of products and services offered to meet customer needs and demands;

- the rate at which we introduce new products and services relative to our competitors;

- customer satisfaction with our level of service; and

- industry and general economic trends.

Failure to perform in any of these areas could significantly weaken our competitive position, which could adversely affect our growth and profitability, which, in turn, could have a material adverse effect on our financial condition and results of operations.

Fiscal challenges facing the U.S. government could negatively impact financial markets which in turn could have an adverse effect on our financial position or results of operations.

Federal budget deficit concerns and the potential for political conflict over legislation to fund U.S. government operations and raise the U.S. government's debt limit may increase the possibility of a default by the U.S. government on its debt obligations, related credit-rating downgrades, or an economic recession in the United States. Many of our investment securities are issued by the U.S. government and government agencies and sponsored entities. As a result of uncertain domestic political conditions, including potential future federal government shutdowns, the possibility of the federal government defaulting on its obligations for a period of time due to debt ceiling limitations or other unresolved political issues, investments in financial instruments issued or guaranteed by the federal government pose liquidity risks. In connection with prior political disputes over U.S. fiscal and budgetary issues leading to the U.S. government shutdown in 2011, S&P lowered its long term sovereign credit rating on the U.S. from AAA to AA+. In 2023, Congress narrowly averted two separate government shutdowns by passing continuing resolutions. Again in 2024, Congress averted two more government shutdowns at the last minute. In part due to repeated debt-limit political standoffs and last-minute resolutions, in 2023 Fitch downgraded the U.S. long-term foreign-currency issuer default rating to AA+ from AAA, and the rating remained unchanged as of December 31, 2024. A further downgrade, or a downgrade by other rating agencies, as well as sovereign debt issues facing the governments of other countries, could have a material adverse impact on financial markets and economic conditions in the U.S. and worldwide.

Consumers may decide not to use banks to complete their financial transactions.

Technology and other changes are allowing parties to complete financial transactions through alternative methods that historically have involved banks. For example, consumers can now maintain funds that would have historically been held as bank deposits in brokerage accounts, mutual funds or general-purpose reloadable prepaid cards. Consumers can also complete transactions, such as paying bills and/or transferring funds directly without the assistance of banks. Transactions utilizing digital assets, including cryptocurrencies, stablecoins and other similar assets, have increased substantially over the course of the last several years. Certain characteristics of digital asset transactions, such as the speed with which such transactions can be conducted, the ability to transact without the involvement of regulated intermediaries, the ability to engage in transactions across multiple jurisdictions, and the anonymous nature of the transactions, are appealing to certain consumers notwithstanding the various risks posed by such transactions as illustrated by the current and ongoing market volatility. Accordingly, digital asset service providers, which at present are not subject to supervision and regulation comparable to that which is faced by banking organizations and other financial institutions, have become active competitors for our customers' banking business. In addition, President Trump, through relevant executive actions and public announcements, has signaled that the new Presidential Administration will promote U.S. leadership in digital assets and financial technology, which could lead to the establishment of a more relaxed regulatory framework for cryptocurrencies, digital assets and financial technology firms, and thereby create a more favorable environment for those asset classes and firms. To date, new leadership of the SEC and FDIC has indicated that each agency will pursue initiatives to promote innovation and technology adoption by institutions under their supervision, including by establishing a more transparent supervisory framework for digital assets and digital asset-related activities.

The process of eliminating banks as intermediaries, known as "disintermediation," could result in the loss of fee income, as well as the loss of customer deposits and the related income generated from those deposits. On October 22, 2024, the CFPB adopted a final rule regarding personal financial data rights that is designed to promote "open banking." The final rule requires, among other things, that data providers, including any financial institution, make available to consumers and certain authorized third parties upon request certain covered transaction, account and payment information. This final rule, once implemented, could lead to greater competition for products and services among banks and nonbanks alike. The loss of these revenue streams and the lower cost of deposits as a source of funds could have a material adverse effect on our financial condition and results of operations.

Our profitability depends significantly on economic conditions in the states within which we do business.

Our success depends on the general economic conditions of the specific local markets in which we operate, particularly Wisconsin, Illinois and Minnesota. Local economic conditions have a significant impact on the demand for our products and services, as well as the ability of our customers to repay loans, on the value of the collateral securing loans, and the stability of our deposit funding sources. A significant decline in general local economic conditions caused by inflation, recession, unemployment, changes in securities markets, changes in housing market prices, or other factors could have a material adverse effect on our financial condition and results of operations.

The earnings of financial services companies are significantly affected by general business and economic conditions.

Our operations and profitability are impacted by general business and economic conditions in the United States and abroad. These conditions include short-term and long-term interest rates, inflation, money supply, political issues, ramifications of conflicts including the Russia-Ukraine conflict, Israeli-Palestinian conflict, the recent coup in Syria and other conflicts and government turmoil in the Middle East and Europe, legislative and regulatory changes, fluctuations in both debt and equity capital markets, broad trends in industry and finance, the strength of the United States economy, and uncertainty in financial markets globally, all of which are beyond our control. A deterioration in economic conditions, including those arising from government shutdowns, defaults, anticipated defaults or rating agency downgrades of sovereign debt (including debt of the U.S.), or increases in unemployment, could result in an increase in loan delinquencies and NPAs, decreases in loan collateral values, and a decrease in demand for our products and services, among other things, any of which could have a material adverse impact on our financial condition and results of operations.

New lines of business or new products and services may subject us to additional risk.

From time to time, we may implement new lines of business or offer new products and services within existing lines of business. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved and price and profitability targets may not prove feasible. External factors, such as competitive alternatives and shifting market preferences, may also impact the successful implementation of a new line of business and/or a new product or service. Furthermore, strategic planning remains important as we adopt innovative products, services, and processes in response to the evolving demands for financial services and the entrance of new competitors, such as out-of-market banks and financial technology firms. Any new line of business and/or new product or service could have a significant impact on the effectiveness of our system of internal controls, so we must responsibly innovate in a manner that is consistent with sound risk management and is aligned with the Bank's overall business strategies. Failure to successfully manage these risks in the development and implementation of new lines of business and/or new products or services could have a material adverse effect on our business, results of operations and financial condition.

Failure to keep pace with technological change could adversely affect our business.

The financial services industry is continually undergoing rapid technological change with frequent introductions of new technology-driven products and services, including the potential utilization of blockchain technology to provide alternative high speed payment systems. The effective use of technology increases efficiency and enables financial institutions to better serve customers and to reduce costs. Our future success depends, in part, upon our ability to address the needs of our customers by using technology to provide products and services that will satisfy customer demands, as well as to create additional efficiencies in our operations. Many of our competitors have substantially greater resources to invest in technological improvements. We may not be able to effectively implement new technology-driven products and services or be successful in marketing these products and services to our customers. Failure to successfully keep pace with technological change affecting the financial services industry could have a material adverse impact on our business and, in turn, our financial condition and results of operations.

We may be adversely affected by risks associated with potential and completed acquisitions.

As part of our growth strategy, we regularly evaluate merger and acquisition opportunities and conduct due diligence activities related to possible transactions with other financial institutions and financial services companies. As a result, negotiations may take place and future mergers or acquisitions involving cash, debt, or equity securities may occur at any time. We seek merger or acquisition partners that are culturally similar, have experienced management, and possess either significant market presence or have potential for improved profitability through financial management, economies of scale, or expanded services.

Acquiring other banks, businesses, or branches involves potential adverse impact to our financial results and various other risks commonly associated with acquisitions, including, among other things:

- incurring time and expense associated with identifying and evaluating potential acquisitions and negotiating potential transactions, and with integrating acquired businesses, resulting in the diversion of resources from the operation of our existing businesses;

- difficulty in estimating the value of target companies or assets and in evaluating credit, operations, management, and market risks associated with those companies or assets;

- payment of a premium over book and market values that may dilute our tangible book value and earnings per share in the short and long term;

- potential exposure to unknown or contingent liabilities of the target company, including, without limitation, liabilities for litigation, regulatory and compliance issues;

- exposure to potential asset quality issues of the target company;

- there may be volatility in reported income as goodwill impairment losses could occur irregularly and in varying amounts;

- difficulties, inefficiencies or cost overruns associated with the integration of the operations, personnel, technologies, services, and products of acquired companies with ours;

- inability to realize the expected revenue increases, cost savings, increases in geographic or product presence, and/or other projected benefits;

- potential disruption to our business;

- the possible loss of key employees and customers of the target company; and

- potential changes in banking or tax laws or regulations that may affect the target company.

Acquisitions also involve operational risks and uncertainties, and acquired companies may have unknown or contingent liabilities, exposure to unexpected asset quality problems that require write-downs or write-offs (as well as restructuring and impairment or other charges), difficulty retaining key employees and customers and other issues that could negatively affect our business. We may not be able to realize any projected cost savings, synergies or other benefits associated with any such acquisition we complete. Acquisitions typically involve the payment of a premium over book and market values and, therefore, some dilution of our tangible book value and net income per common share may occur in connection with any future transaction. Failure to successfully integrate the entities we acquire into our existing operations could increase our operating costs significantly and have a material adverse effect on our business, financial condition, and results of operations.

In addition, we face significant competition from other financial services institutions, some of which may have greater financial resources than we do, when considering acquisition opportunities. Accordingly, attractive opportunities may not be available to us and there can be no assurance that we will be successful in identifying or completing future acquisitions.

Acquisitions may be delayed, impeded, or prohibited due to regulatory issues.

Acquisitions by the Corporation, particularly those of financial institutions, are subject to approval by a variety of federal and state regulatory agencies (collectively, "regulatory approvals"). The process for obtaining these required regulatory approvals has become substantially more difficult in recent years. Regulatory approvals could be delayed, impeded, restrictively conditioned or denied due to existing or new regulatory issues the Corporation has, or may have, with regulatory agencies, including, without limitation, issues related to BSA compliance, CRA issues, fair lending laws, fair housing laws, consumer protection laws, unfair, deceptive, or abusive acts or practices regulations, and other similar laws and regulations. We may fail to pursue, evaluate or complete strategic and competitively significant acquisition opportunities as a result of our inability, or perceived or anticipated inability, to obtain regulatory approvals in a timely manner, under reasonable conditions or at all. The regulatory approvals may contain conditions on the completion of the merger that adversely affect our business following the closing, or which are not anticipated or cannot be met. Difficulties associated with potential acquisitions that may result from these factors could have a material adverse impact on our business, and, in turn, our financial condition and results of operations.

In 2024, the FDIC, the OCC and the DOJ announced changes to their bank merger review processes in 2024 in response to President Biden's Executive Order on Promoting Competition in the American Economy. The FDIC approved a final statement of policy on bank merger transactions and the OCC approved a final rule updating the agency's regulations for business combinations involving national banks and federal savings associations. The OCC's final rule modifies its procedures for reviewing bank merger applications under the Bank Merger Act applications, including the elimination of the expedited bank merger review and the streamlined application procedures. The OCC's final rule also includes as an appendix a policy statement which includes a list of characteristics of a merger transaction that the OCC would consider to be consistent or inconsistent with approval. The FDIC and the OCC take a similar risk-based approach to bank merger transactions, although there are some differences in how the FDIC and the OCC would consider each statutory factor under the Bank Merger Act. Each agency applies varying levels of enhanced scrutiny to transactions involving or resulting in institutions with $50 billion or more in total assets. However, Acting FDIC Chairman Travis Hill has indicated the possibility of withdrawing the FDIC's statement of policy, and it is unclear whether the OCC will consider its new regulation and policy statement.

In addition, the DOJ withdrew from the 1995 Bank Merger Guidelines and announced that it would consider bank mergers under its 2023 Merger Guidelines, which includes a brief bank merger addendum.

These coordinated agency actions have, for the moment, significantly modified the existing regulatory framework for bank merger transactions such that future proposed bank merger transactions, including those involving Associated Bank given its current asset size, will, in many cases, be subject to heightened regulatory scrutiny. The extent to which the new Administration will affirmatively encourage each of the agencies to return to a less restrictive approach to bank merger reviews, including possible rescission or modification of the recent pronouncements described above, is uncertain at this time. Any enhanced regulatory scrutiny of bank mergers and acquisitions and revision of the framework for merger application review may adversely affect the marketplace for such transactions, could result in our acquisitions in future periods being delayed, impeded or restricted in certain respects and result in new rules that possibly limit the size of financial institutions we may be able to acquire in the future and alter the terms for such transactions.

Legal, Regulatory, Compliance and Reputational Risks

We are subject to extensive government regulation and supervision.

We are subject to extensive federal and applicable state regulation and supervision, primarily through Associated Bank and certain nonbank subsidiaries. Banking regulations are primarily intended to protect depositors' funds, federal deposit insurance funds, and the banking system as a whole, not shareholders. These regulations affect our lending practices, capital structure, investment practices, dividend policy, and growth, among other things. Congress and federal regulatory agencies continually review banking laws, regulations, and policies for possible changes, and changes are expected to be pursued under the new Presidential Administration. Changes to statutes, regulations, or regulatory policies, including changes in interpretation or implementation of statutes, regulations, or policies, could affect us in substantial and unpredictable ways. Such changes could subject us to additional costs, limit the types of financial services and products we may offer, and/or increase the ability of nonbanks to offer competing financial services and products, among other things. Failure to comply with laws, regulations, or policies could result in sanctions by regulatory agencies, civil money penalties, and/or reputation damage, which could have a material adverse effect on our business, financial condition, and results of operations. While we have policies and procedures designed to prevent these types of violations, there can be no assurance that such violations will not occur.

Significantly, the enactment of the Economic Growth Act, and the promulgation of its implementing regulations, repealed or modified several important provisions of the Dodd-Frank Act. Among other things, the Economic Growth Act and its implementing regulations raised the total asset thresholds to $250 billion for Dodd-Frank Act annual company-run stress testing, leverage limits, liquidity requirements, and resolution planning requirements for bank holding companies, subject to the ability of the Federal Reserve to apply such requirements to institutions with assets of $100 billion or more to address financial stability risks or safety and soundness concerns. However, in response to several large bank failures in the spring of 2023, the federal banking agencies have engaged in rulemaking that likely will significantly increase compliance costs should we grow in excess of $50 billion in assets.

On June 20, 2024, the FDIC issued a final rule that significantly modifies the FDIC's existing resolution planning rule. Banks with $50 billion to $100 billion have not been required to submit resolution plans since 2018 because of a moratorium adopted by the FDIC. Under the proposed rule, however, the moratorium would be lifted and the FDIC would require banks with at least $50 billion in assets to submit an informational filing, which would not require a resolution strategy and demonstration of valuation capabilities, but would require substantially all of the informational elements otherwise required for inclusion in a resolution plan that banks with $100 billion or more in assets currently are required to submit. Under the final rule, banks with $50 billion to $100 billion are required to file informational filings once every three years, with interim supplements in years where a filer does not submit a full resolution submission. The final rule does not apply to the Bank directly based on the Bank's current asset size.

Further, in 2023, the federal banking agencies, including the OCC, issued a proposed rule to implement the final components of the Basel III standards. Among other things, the proposed rule would substantially change the existing calculation of risk-weighted assets and require banking organizations to use revised models for such calculations. The proposed rule, if adopted as proposed, would be applicable to banking organizations with $100 billion or more in total consolidated assets, and therefore would not apply to the Bank directly based upon its current asset size. However, many of the principles included in this proposed rulemaking could result in increased supervisory expectations and closer regulatory scrutiny for institutions that experience substantial growth. For example, the proposed rulemaking would add back the impact of accumulated other comprehensive income (loss) to the calculation of regulatory capital for institutions above $100 billion in assets. The federal banking agencies have discretion during the examination process to require institutions to have higher capital cushions to address a variety of supervisory concerns, which may include a high level of accumulated other comprehensive loss. On September 10, 2024, Michael Barr, the Vice Chair for Supervision of the Federal Reserve, stated his intention to recommend to the Federal Reserve Board that the Federal Reserve re-propose a rule to implement the final components of the Basel III standards; however, the federal banking agencies to date have not agreed on the issuance of a re-proposal and, in consideration of the new Administration and the expected changes in leadership of the agencies, including a new Vice Chair for Supervision of the Federal Reserve, the prospects and timing for further rulemaking on these matters are uncertain at this time.

In addition, the federal banking agencies, including the OCC, and the CFPB have in recent years adopted a more aggressive enforcement posture—specifically with respect to fair lending and loan servicing, bank and financial institution sales practices, management of consumer accounts and the charging of various fees.

The Bank faces risks related to the adoption of future legislation and potential changes in federal regulatory agency leadership, policies, and priorities.

As a result of the 2024 Presidential and Congressional elections, Republicans are currently able to set the policy agenda both legislatively and in the regulatory agencies that have rulemaking and supervisory authority over the financial services industry generally and the Bank specifically. However, the Republican Party holds slim majorities in each of the Senate and the House of Representatives. Accordingly, the prospects for the enactment of major banking reform legislation under the new Congress are unclear at this time.

The recent turnover of the Presidential Administration will result in certain changes in the leadership and senior staffs of the OCC, the FDIC, the CFPB, the SEC and the Treasury Department. These changes are expected to impact the rulemaking, supervision, examination and enforcement priorities and policies of the agencies, including the possible reversal of a number of final and proposed rules and policy statements promulgated under the Biden Administration. The potential impact of any changes in agency personnel, policies and priorities on the financial services sector, including the Bank, cannot be predicted at this time.

The failures of several larger banks in 2023 triggered volatility in the banking sector and resulted in agency rulemaking activities and changes in agency policies and priorities that have subjected midsize and larger financial institutions, including the Corporation and the Bank, to enhanced government regulation and supervision.

After the significant bank failures that occurred in 2023, the federal banking agencies enhanced their scrutiny of the banks' risk management practices, including liquidity risk management. The agencies concluded that a significant contributing factor to the failures of such institutions was the concentration of uninsured deposits, coupled with inadequate prudential regulation and supervision of regional banking organizations, poor management and inadequate risk management practices. Accordingly, the agencies enacted or proposed a variety of regulations and issued supervisory guidance to address these issues, including proposed Basel III "endgame" regulations, bank merger guidelines, long-term debt requirements, corporate governance and risk management standards for larger institutions, restrictions on banks' acceptance of brokered deposits, and funding and liquidity risk management.

Continued regulatory concern over possible future bank failures may lead to further governmental initiatives intended to prevent future bank failures and stem significant deposit outflows from the banking sector, including (i) legislation aimed at preventing similar future bank runs and failures and stabilizing confidence in the banking sector over the long term, (ii) agency rulemaking to modify and enhance relevant regulatory requirements, specifically with respect to liquidity risk management, deposit concentrations, capital adequacy, stress testing and contingency planning, and safe and sound banking practices, and (iii) enhancement of the agencies' supervision and examination policies and priorities. However, the prospects and timing of these regulatory changes under the new Presidential Administration and Congress are unclear at this time. See Capital Requirements section under Part I, Item 1, Business — Supervision and Regulation for additional discussion of this topic.

We could continue to experience adjustments in FDIC insurance assessments.

In 2023, the FDIC issued a final rule on special assessments to recover the loss to the DIF associated with the resolution of SVB and SBNY. Under the final rule, the assessment base for an IDI is equal to the institution's estimated uninsured deposits as of December 31, 2022, adjusted to exclude the first $5 billion in estimated uninsured deposits. The FDIC started collecting the special assessment at an annual rate of 13.4 bp at the first quarterly assessment period of 2024 and is expected to continue to collect special assessments at the above rate for a total of eight quarterly assessment periods and, upon completion of such period, the FDIC expects to collect special assessments for two additional quarters at a lower, yet-to-be-determined, assessment rate. As of September 30, 2024, the total loss estimate associated with the failures of SVB and SBNY was $24.1 billion. As the estimated loss to the DIF is adjusted periodically, the FDIC may elect to end its collection of special assessments early, extend the special assessment period beyond the anticipated eight-quarter collection period, or impose a one-time final shortfall special assessment.

The Bank had uninsured deposits of $16.4 billion as of December 31, 2022, and the Bank expects that it will pay a special assessment based on the assessment base of $11.4 billion, which excludes the first $5 billion from the $16.4 billion uninsured deposits the Bank had as of December 31, 2022. Such an increase in our assessment fees may have a materially adverse effect on our results of operations and financial condition.

Changes in requirements relating to the standard of conduct for broker-dealers under applicable federal and state law may adversely affect our business.

The SEC's Regulation Best Interest establishes a new standard of conduct for a broker-dealer to act in the best interest of a retail customer when making a recommendation of any securities transaction or investment strategy involving securities to such customer. The regulation required us to review and modify our compliance activities, including our policies, procedures, and controls, which caused us to incur additional costs. In addition, state laws that impose a fiduciary duty also may require monitoring, as well as require that we undertake additional compliance measures. In addition, the Bank's insurance agency subsidiary is also subject to regulation and supervision in the various states in which it operates. The administration by the SEC of Regulation Best Interest, as well as any new state laws that impose a fiduciary duty, may negatively impact our results of operation, as well as increase costs associated with legal, compliance, operations, and information technology.

The CFPB has reshaped the consumer financial laws through rulemaking and enforcement of the prohibitions against unfair, deceptive and abusive business practices. Compliance with such initiatives may impact the business operations of depository institutions offering consumer financial products or services, including the Bank.

The CFPB has broad rulemaking authority to administer and carry out the provisions of the Dodd-Frank Act with respect to financial institutions that offer covered financial products and services to consumers. As an independent bureau within the Federal Reserve System, the CFPB may impose requirements more severe than the previous bank regulatory agencies. The CFPB has also been directed to write rules identifying practices or acts that are unfair, deceptive or abusive in connection with any transaction with a consumer for a consumer financial product or service, or the offering of a consumer financial product or service. The CFPB has initiated enforcement actions against a variety of bank and non-bank market participants with respect to a number of consumer financial products and services that have resulted in those participants expending significant time, money and resources to adjust to the initiatives being pursued by the CFPB.

The CFPB pursued a more aggressive enforcement policy with respect to a range of regulatory compliance matters under the Biden Administration, specifically including fair lending, credit reporting, loan servicing, financial institution sales and marketing practices, and financial institution consumer fee and account management practices. CFPB enforcement actions may serve as precedent for how the CFPB interprets and enforces consumer protection laws, including practices or acts that are deemed to be unfair, deceptive or abusive, with respect to all supervised institutions, which may result in the imposition of higher standards of compliance with such laws. In addition, with the recent change in Administration, there have been, and likely will continue to be, corresponding changes in the leadership and senior staff of the CFPB. This turnover could lead to changes in agency policies, tactics and interpretations. In addition, the new Administration and Congress may seek to limit the scope and reach of the CFPB's authority. The extent and timing of any such changes and any resulting impact on our business and financial results cannot be predicted at this time.

The Bank is periodically examined for mortgage-related issues, including mortgage loan and default services, fair lending, and mortgage banking.

Federal and state banking agencies closely examine the mortgage and mortgage servicing activities of depository financial institutions. Should any of these regulators have serious concerns with respect to our mortgage or mortgage servicing activities in this regard, the regulators' response to such concerns could result in material adverse effects on our growth strategy and profitability. Further, staff changes to key positions within the CFPB under the Biden Presidential Administration resulted in the CFPB pursuing more strict enforcement policies, specifically in the area of fair lending, loan servicing, collections and other consumer related areas, which may change with the Trump Administration.

We may experience unanticipated losses as a result of residential mortgage loan repurchase or reimbursement obligations under agreements with secondary market purchasers.

We may be required to repurchase residential mortgage loans, or to reimburse the purchaser for losses with respect to residential mortgage loans, which have been sold to secondary market purchasers in the event there are breaches of certain representations and warranties contained within the sales agreements, such as representations and warranties related to credit information, loan documentation, collateral and insurability. Consequently, we are exposed to credit risk, and potentially funding risk, associated with sold loans. As a result we have established reserves in our consolidated financial statements for potential losses related to the residential mortgage loans we have sold. The adequacy of the reserves and the ultimate amount of losses incurred will depend on, among other things, the actual future mortgage loan performance, the actual level of future repurchase and reimbursement requests, the actual success rate of claimants, actual recoveries on the collateral and macroeconomic conditions. Due to uncertainties relating to these factors, there can be no assurance that the reserves we establish will be adequate or that the total amount of losses incurred will not have a material adverse effect on our financial condition or results of operations.

Fee revenues from overdraft protection programs constitute a significant portion of our noninterest income and have become subject to increased supervisory scrutiny.

Revenues derived from transaction fees associated with overdraft protection programs offered to our customers represent a significant portion of our noninterest income. In 2024, the Corporation collected approximately $16 million in overdraft transaction fees. Members of Congress and the leadership of the OCC and CFPB have expressed a heightened interest in bank overdraft protection programs.

In 2023 and 2024, the CFPB brought enforcement actions against a number of financial institutions for overdraft practices that the CFPB alleged to be unlawful and ordered each of these institutions to pay a substantial civil money penalty in addition to customer restitution. The CFPB found that these institutions engaged in unlawful overdraft practices by, among other things, systematically and repeatedly charging fees to customers with insufficient funds in their accounts, imposing overdraft fees without adequate disclosures, charging overdraft fees without proper consent, and misleading customers about the terms and costs of overdraft coverage. The CFPB also has published guidance in 2022 containing instructions for financial institutions to avoid the imposition of unlawful overdraft fees. Further, the CFPB published additional guidance in September 2024 affirming that charging overdraft fees for ATM and one-time debit card transactions without proof of the consumer's affirmative consent to enrollment in covered overdraft services constitutes a violation of consumer financial protection laws.

The CFPB also has engaged in rulemaking as part of its "junk fee" initiative. In January 2024, the CFPB proposed a rule that would restrict the imposition of NSF fees. If adopted as proposed, the rule would prohibit covered financial institutions, including Associated Bank, from charging fees on transactions declined in real time, including declined debit card purchases, ATM withdrawals and peer-to-peer payments. As of December 31, 2024, the CFPB has not finalized this rule proposal. On December 12, 2024, the CFPB finalized a rule that will require large financial institutions with $10 billion or more in total assets, including Associated Bank, that offer overdraft protection services to either provide customers that receive such services with loan disclosures required under the TILA and Regulation Z, or cap any charges associated with the provision of such services at $5 or an amount that would allow the institution to cover its costs and losses with respect to the overdraft credit transaction. The CFPB's final rule on overdraft credit is scheduled to take effect on October 1, 2025; however, continued implementation of the final rule under the new leadership of the CFPB is uncertain.

In addition, the OCC has issued supervisory guidance to address the risks associated with overdraft protection programs and overdraft fees. Specifically, the OCC noted in a 2023 bulletin that APSN transaction and representment fee practices may present a heightened risk of violations of Section 5 of the Federal Trade Commission Act of 2010, which prohibits unfair, deceptive, or abusive acts or practices. An APSN transaction refers to the practice of assessing overdraft fees on debit card transactions that authorize when a customer's available balance is positive but later post to the account when the available balance is negative. Representment fees refer to assessing an additional fee each time a third party submits the same transaction for payment after a bank returns the transaction for NSF. The OCC further noted that banks should establish and maintain sound risk management of overdraft protection programs by establishing effective board and management oversight and appropriate procedures and practices for managing risks associated with overdraft protection programs.

In response to this increased congressional and regulatory scrutiny, and in response to enhanced supervision and enforcement of overdraft protection practices, certain banking organizations have modified their overdraft protection programs, including by discontinuing the imposition of overdraft transaction fees. In 2022, the Corporation eliminated NSF fees, overdraft protection transfer fees, and continuous overdraft fees and reduced the daily limit of overdraft fee occurrences from four to two. We may further modify our overdraft program and practices in response to competitive pressures, supervisory guidance and observable trends from public enforcement actions. Despite our ongoing compliance efforts, we may become subject to regulatory enforcement actions with respect to our programs and practices with respect to overdraft and non-sufficient funds fees. In addition, as supervisory expectations and industry practices regarding overdraft protection programs change, our continued offering of overdraft protection may result in negative public opinion and increased reputation risk.

We are subject to examinations and challenges by tax authorities.

We are subject to federal and applicable state income tax regulations. Income tax regulations are often complex and require interpretation. Changes in income tax regulations could negatively impact our results of operations. In the normal course of business, we are routinely subject to examinations and challenges from federal and applicable state tax authorities regarding the amount of taxes due in connection with investments we have made and the businesses in which we have engaged. Recently, federal and state taxing authorities have become increasingly aggressive in challenging tax positions taken by financial institutions. These tax positions may relate to tax compliance, sales and use, franchise, gross receipts, payroll, property and income tax issues, including tax base, apportionment and tax credit planning. The challenges made by tax authorities may result in adjustments to the timing or amount of taxable income or deductions or the allocation of income among tax jurisdictions. If any such challenges are made and are not resolved in our favor, they could have a material adverse effect on our financial condition and results of operations.

We are subject to claims and litigation pertaining to fiduciary responsibility.

From time to time, customers make claims and take legal action pertaining to the performance of our fiduciary responsibilities. Whether customer claims and legal action related to the performance of our fiduciary responsibilities are founded or unfounded, if such claims and legal actions are not resolved in a manner favorable to us, they may result in significant financial liability and/or adversely affect the market perception of us and our products and services, as well as impact customer demand for those products and services. Any financial liability or reputation damage could have a material adverse effect on our business, which, in turn, could have a material adverse effect on our financial condition and results of operations.

We are a defendant in a variety of litigation and other actions, which may have a material adverse effect on our financial condition and results of operation.

We may be involved from time to time in a variety of litigation arising out of our business. Our insurance may not cover all claims that may be asserted against us, and any claims asserted against us, regardless of merit or eventual outcome, may harm our reputation. Should the ultimate judgments or settlements in any litigation exceed our insurance coverage, they could have a material adverse effect on our financial condition and results of operation for any period. In addition, we may not be able to obtain appropriate types or levels of insurance in the future, nor may we be able to obtain adequate replacement policies with acceptable terms, if at all.

Negative publicity could damage our reputation.

Reputation risk, or the risk to our earnings and capital from negative public opinion, is inherent in our business. Negative public opinion could adversely affect our ability to keep and attract customers and expose us to adverse legal and regulatory consequences. Negative public opinion could result from our actual or alleged conduct in any number of activities, including lending or foreclosure practices, corporate governance, regulatory compliance, mergers and acquisitions, and disclosure, sharing or inadequate protection of customer information, and from actions taken by government regulators and community organizations in response to that conduct. Because we conduct most of our business under the "Associated Bank" brand, negative public opinion about one business could affect our other businesses.

Ethics or conflict of interest issues could damage our reputation.

We have established a Code of Business Conduct and Ethics and Related Party Transaction Policies and Procedures to address the ethical conduct of business and to avoid potential conflicts of interest. Any system of controls, however well-designed and operated, is based, in part, on certain assumptions and can provide only reasonable, not absolute, assurances that the objectives of the system are met. Any failure or circumvention of our related controls and procedures or failure to comply with the established Code of Business Conduct and Ethics and Related Party Transaction Policies and Procedures could have a material adverse effect on our reputation, business, results of operations, and/or financial condition.

Risks Related to an Investment in Our Securities

The price of our securities can be volatile.

Price volatility may make it more difficult for you to sell your securities when you want and at prices you find attractive. Our securities prices can fluctuate widely in response to a variety of factors including, among other things:

- actual or anticipated variations in quarterly results of operations or financial condition;

- operating results and stock price performance of other companies that investors deem comparable to us;

- news reports relating to trends, concerns, and other issues in the financial services industry;

- perceptions in the marketplace regarding us and/or our competitors;

- new technology used or services offered by competitors;

- significant acquisitions or business combinations, strategic partnerships, joint ventures, or capital commitments by or involving us or our competitors;

- failure to integrate acquisitions or realize anticipated benefits from acquisitions;

- changes in government regulations;

- changes in international trade policy and any resulting disputes or reprisals;

- geopolitical conditions, such as acts or threats of terrorism or military conflicts; and

- recommendations by securities analysts.

General market fluctuations, industry factors, and general economic and political conditions and events, such as economic slowdowns or recessions, interest rate changes, or credit loss trends, could also cause our securities prices to decrease regardless of our operating results.

There may be future sales or other dilution of our equity, which may adversely affect the market price of our securities.

We are not restricted from issuing additional securities, including preferred stock, common stock and securities that are convertible into or exchangeable for, or that represent the right to receive, common stock. The issuance of additional shares of common stock or the issuance of convertible securities would dilute the ownership interest of our existing common shareholders. The market price of our common stock could decline as a result of an equity offering, as well as other sales of a large block of shares of our common stock or similar securities in the market after an equity offering, or the perception that such sales could occur. Both we and our regulators perform a variety of analyses of our assets, including the preparation of stress case scenarios, and as a result of those assessments we could determine, or our regulators could require us, to raise additional capital.

We may reduce or eliminate dividends on our common stock.

Although we have historically paid a quarterly cash dividend to the holders of our common stock, holders of our common stock are not entitled to receive dividends. Downturns in the domestic and global economies could cause our board of directors to consider, among other things, the elimination of dividends paid on our common stock. This could adversely affect the market price of our common stock. Furthermore, as a bank holding company, our ability to pay dividends is subject to the guidelines of the Federal Reserve regarding capital adequacy and dividends. Dividends also may be limited as a result of safety and soundness considerations.

Common stock is equity and is subordinate to our existing and future indebtedness and preferred stock and effectively subordinated to all the indebtedness and other non-common equity claims against our subsidiaries.

Shares of the common stock are equity interests in us and do not constitute indebtedness. As such, shares of the common stock will rank junior to all of our indebtedness and to other non-equity claims against us and our assets available to satisfy claims against us, including our liquidation. Additionally, holders of our common stock are subject to prior dividend and liquidation rights of holders of our outstanding preferred stock. Our board of directors is authorized to issue additional classes or series of preferred stock without any action on the part of the holders of our common stock, and we are permitted to incur additional debt. Upon liquidation, lenders and holders of our debt securities and preferred stock would receive distributions of our available assets prior to holders of our common stock. Furthermore, our right to participate in a distribution of assets upon any of our subsidiaries' liquidation or reorganization is subject to the prior claims of that subsidiary's creditors, including holders of any preferred stock of that subsidiary.

Our articles of incorporation, bylaws, and certain banking laws may have an anti-takeover effect.

Provisions of our articles of incorporation and bylaws, and federal banking laws, including regulatory approval requirements, could make it more difficult for a third party to acquire us, even if doing so would be perceived to be beneficial to our shareholders. The combination of these provisions may prohibit a non-negotiated merger or other business combination, which, in turn, could adversely affect the market price of our common stock.

An investment in our common stock is not an insured deposit.

Our common stock is not a bank deposit and, therefore, is not insured against loss by the FDIC, any other DIF, or by any other public or private entity. An investment in our common stock is inherently risky for the reasons described in this "Risk Factors" section and elsewhere in this report and is subject to the same market forces that affect the price of common stock in any company. As a result, if you acquire our common stock, you may lose some or all of your investment.

An entity holding as little as a 5% interest in our outstanding common stock could, under certain circumstances, be subject to regulation as a "bank holding company."

An entity (including a "group" composed of natural persons) owning or controlling with the power to vote 25% or more of our outstanding common stock, or 5% or more if such holder otherwise exercises a "controlling influence" over us, may be subject to regulation as a "bank holding company" in accordance with the BHC Act. In addition, (1) any bank holding company or foreign bank with a U.S. presence may be required to obtain the approval of the Federal Reserve under the BHC Act to acquire or retain 5% or more of our outstanding common stock, and (2) any person not otherwise defined as a company by the BHC Act and its implementing regulations may be required to obtain the approval of the Federal Reserve under the Change in Bank Control Act to acquire or retain 10% or more of our outstanding common stock. Becoming a bank holding company imposes certain statutory and regulatory restrictions and obligations, such as providing managerial and financial strength for its bank subsidiaries. Regulation as a bank holding company could require the holder to divest all or a portion of the holder's investment in our common stock or such nonbanking investments that may be deemed impermissible or incompatible with bank holding company status, such as a material investment in a company unrelated to banking. Further, in 2020, the Federal Reserve implemented a final rule that simplifies and increases the transparency of its rules for determining when one company controls another company for purposes of the BHC Act. The rule, which has been further interpreted by the Federal Reserve staff since its implementation, has and will likely continue to have a meaningful impact on control determinations related to investments in banks and bank holding companies and investments by bank holding companies in nonbank companies.

Our ability to originate residential mortgage loans for portfolio has been adversely affected by the increased competition resulting from the unprecedented involvement of the U.S. government and GSEs in the residential mortgage market.

Over the past several years, we have faced increased competition for residential mortgage loans due to the unprecedented involvement of the GSEs in the mortgage market as a result of the economic crisis, which has caused the interest rate for 30 year fixed-rate mortgage loans that conform to GSE guidelines to remain artificially low. In addition, the U.S. Congress has expanded the conforming loan limits in many of our operating markets, allowing larger balance loans to continue to be acquired by the GSEs. Although reform of the GSE system has been viewed as a priority by many within Congress and the executive branch for several years, it is unknown at this time what reforms, if any, will be made, the extent of the future involvement in the residential mortgage market and the impact of any reforms on that market and the United States economy as a whole.

General Risk Factors

Changes in our accounting policies or in accounting standards could materially affect how we report our financial results.

Our accounting policies are fundamental to understanding our financial results and condition. Some of these policies require the use of estimates and assumptions that may affect the value of our assets or liabilities and financial results. Some of our accounting policies are critical because they require management to make difficult, subjective and complex judgments about matters that are inherently uncertain and because it is likely that materially different amounts would be reported under different conditions or using different assumptions. If such estimates or assumptions underlying our financial statements are incorrect, we may experience material losses.

From time to time, the FASB and the SEC change the financial accounting and reporting standards or the interpretation of those standards that govern the preparation of our external financial statements. These changes are beyond our control, can be hard to predict and could materially impact how we report our results of operations and financial condition. We could be required to apply a new or revised standard retroactively, resulting in our restating prior period financial statements in material amounts.

Our internal controls may be ineffective.

Management regularly reviews and updates our internal controls, disclosure controls and procedures, and corporate governance policies and procedures. Any system of controls, however well-designed and operated, is based in part on certain assumptions and can provide only reasonable, not absolute, assurances that the objectives of the controls are met. Any failure or circumvention of our controls and procedures or failure to comply with regulations related to controls and procedures could have a material adverse effect on our business, results of operations, and financial condition.

We may not be able to attract and retain skilled people.

Our success depends, in large part, on our ability to attract and retain skilled people. Competition for the best people in most activities engaged in by us can be intense, and we may not be able to hire sufficiently skilled people or to retain them. The unexpected loss of services of one or more of our key personnel could have a material adverse impact on our business because of their skills, knowledge of our markets, years of industry experience, and the difficulty of promptly finding qualified replacement personnel.

Loss of key colleagues may disrupt relationships with certain customers.

Our business is primarily relationship-driven in that many of our key colleagues have extensive customer relationships. Loss of a key colleague with such customer relationships may lead to the loss of business if the customers were to follow that colleague to a competitor or otherwise choose to transition to another financial services provider. While we believe our relationship with our key personnel is good, we cannot guarantee that all of our key personnel will remain with our organization. Loss of such key personnel could result in the loss of some of our customers.

ITEM 1B.	Unresolved Staff Comments

None.

ITEM 1C.	Cybersecurity

Risk Management and Strategy

The Corporation recognizes the security of our banking operations is critical to protecting our customers, maintaining our reputation and preserving the value of the Corporation. The Corporation's Information Security Program establishes policies and procedures for the measurement of the effectiveness and efficiency of information security controls related to both design and operations. The Corporation leverages the following guidelines and frameworks to develop and maintain the Information Security Program: FFIEC Information Security IT Examination Handbook, FFIEC Business Continuity Planning Handbook, FFIEC Cybersecurity Assessment Tool, Center for Internet Security Critical Security Controls, National Institute of Standards and Technology Cybersecurity Framework, National Institute of Standards and Technology Special Publication 800 Series, ISO-27000 Standard and GLBA 501(b). This does not imply that we meet any particular technical standards, specifications, or requirements, only that we use these guidelines and frameworks as a guide to help us identify, assess, and manage cybersecurity risks relevant to our business. In general, the Corporation seeks to address cybersecurity risks through a comprehensive, cross-functional approach that is focused on confidentiality, security and availability of the information that the Corporation collects and stores by identifying, preventing, and mitigating cybersecurity threats and effectively responding to cyber threats when they occur.

Among other things, the Information Security Program is focused on the following key areas:

- **Security Operation and Governance:** As discussed in more detail under the heading "Governance," senior management carries out this mandate through the Operational Risk and Enterprise Risk Management Committees. To maintain alignment and appropriate insight regarding information security activities, an Information Security Steering Committee provides general program insight.

- **Collaborative Approach:** The Corporation has implemented a cross-functional approach to identifying, preventing and mitigating cybersecurity threats and incidents, while also implementing controls and procedures that provide for the prompt escalation of certain cybersecurity incidents so that decisions regarding the public disclosure and reporting of such incidents can be made by management in a timely manner.

- **Security Competencies:** The Information Security organization oversees a program of security competencies and tools designed to protect the confidentiality, integrity, and availability of our data. These assets represent a blend of various management (e.g., policies), operational (e.g., standards and processes), and technical controls (e.g., tools and configurations).

- **Cyber Defense Center and the Incident Response Plan:** The Corporation has a Security Operations Center, known as the "Cyber Defense Center," which provides continual security monitoring 24 hours per day, seven days per week, where resources deliver threat analysis, vulnerability management, intrusion detection, intrusion hunting and red team exercises. The Corporation's Incident Response Plan helps reduce the risks related to security incidents by providing guidelines on responding to incidents by focusing on a roadmap for coordinating personnel, policies, and procedures.

- **Third-Party Risk Management:** Management of the Corporation's third parties, including vendors and service providers, is conducted through a risk-based approach and the level of due diligence is driven from risk factors established by Corporate Risk Management.

- **Security Awareness and Education:** The Corporation provides annual, mandatory training for personnel regarding security awareness as a means to equip the Corporation's personnel with the understanding of how to properly use and protect the computing resources entrusted to them, and to communicate the Corporation's information security policies, standards, processes and practices.

The Corporation leverages regular assessments to identify current and potential threats and vulnerabilities within the Corporation's environment, using vulnerability scanning tools, penetration testing, system management tools, and process and procedural reviews. The Corporation conducts a variety of assessments throughout the year, both internally and through third parties.

We have not identified risks from known cybersecurity threats, including as a result of any prior cybersecurity incidents, that have materially affected us, including our operations, business strategy, results of operations, or financial condition. We face risks from cybersecurity threats that, if realized, are reasonably likely to materially affect us, including our operations, business strategy, results of operations, or financial condition. See Item 1A, Risk Factors — Operational Risks for additional disclosures with regard to the possible impact of future cybersecurity threats or incidents.

Governance

The Board of Directors, through the ERC, provides direction and oversight of the enterprise-wide risk management framework of the Corporation, and cybersecurity represents a component of the Corporation's overall approach to enterprise-wide risk management. The ERC reviews and approves the Information Security Policy. The Board of Directors receives regular presentations which include updates on cybersecurity risks, including the threat environment, evolving standards, projects and initiatives, vulnerability assessments, third-party and independent reviews, technological trends and information security considerations arising with respect to the Corporation's peers and third parties. The Board of Directors also receives information regarding any cybersecurity incident that meets established reporting thresholds, as well as ongoing updates regarding any such incident until it has been addressed. On an annual basis, the full Board of Directors discusses the Corporation's approach to cybersecurity risk management with the Corporation's CISO.

The CISO, under the guidance of our CIO, CRO, Chief Executive Officer and General Counsel, works collaboratively across the Corporation to implement an information security program. To facilitate the success of the Corporation's cybersecurity risk management program, multidisciplinary teams throughout the Corporation are deployed to address cybersecurity threats and to respond to cybersecurity incidents. Through ongoing communications with these teams, the CISO and the 2nd Line Information Security Risk Management team monitor the prevention, detection, mitigation and remediation of cybersecurity threats and incidents in real time, and report such threats and incidents to the Corporate Crisis Management Team and ultimately the ERC when appropriate.

The CISO has served in various roles in Information Technology and Information Security for over 35 years, including serving in the CISO role of two large public companies, including Associated Bank for 18 years. The CISO holds an undergraduate degree in Management Information Systems and has attained the professional Information Systems Audit and Control Association certification of Certified Information Security Manager in 2005. The CIO holds an undergraduate degree in business management, with a minor in international business, and is currently pursuing a master's degree in cybersecurity and has served in various roles in information technology for over 40 years, including serving as either the Chief Technology Officer or CIO of four public companies. The CRO has over 30 years of banking experience, holds a degree in computer science, and earned the CERT Certificate in Cybersecurity Oversight from the National Association of Corporate Directors. The Corporation's Chief Executive Officer and General Counsel each hold degrees in their respective fields, and each has extensive experience managing risks at the Corporation and similar financial institutions, including risks arising from cybersecurity threats.

ITEM 2.	Properties

The Corporation operated 2.4 million square feet of space spread across 213 facilities at December 31, 2024. Our corporate headquarters is located at 433 Main Street in Green Bay, Wisconsin and is approximately 118,000 square feet. The Corporation owns two dedicated operations centers, located in Green Bay and Stevens Point, Wisconsin, with approximately 91,000 and 96,000 square feet, respectively. The Corporation also owns a 28 story, 374,000 square foot office tower located at 111 E. Kilbourn Avenue in Milwaukee, Wisconsin, and an adjoining 37,000 square foot building at 815 Water Street, which serves as the headquarters for Associated Trust Company (both buildings are now part of the "Associated Bank River Center"). Associated Bank N.A. is headquartered in a 61,000 square foot building at 200 North Adams Street in Green Bay, Wisconsin. Based on gross square feet, at December 31, 2024, Associated Bank owned 92% of our total property portfolio.

At December 31, 2024, Associated Bank operated 188 banking branches serving over 100 different communities throughout Wisconsin, Illinois, and Minnesota. Most of the banking locations are freestanding buildings owned by us, with a drive thru and a parking lot; a smaller subset resides in supermarkets and office towers, which are generally leased. Associated Bank also operated loan production offices in Indiana, Michigan, Missouri, New York, Ohio and Texas.

ITEM 3. Legal Proceedings

The information required by this item is set forth in Part II, Item 8, Financial Statements and Supplementary Data, under Note 15 Commitments, Off-Balance Sheet Arrangements, and Legal Proceedings.

ITEM 4. Mine Safety Disclosures

Not applicable.

INFORMATION ABOUT OUR EXECUTIVE OFFICERS

The following is a list of names and ages of executive officers of Associated indicating all positions and offices held by each such person and each such person's principal occupation(s) or employment during the past five years. Officers are appointed annually by the Board of Directors at the meeting of directors immediately following the annual meeting of shareholders. There are no family relationships among these officers, nor any arrangement or understanding between any officer and any other person pursuant to which the officer was selected. No person other than those listed below has been chosen to become an executive officer of Associated. The information presented below is as of February 12, 2025.

Andrew J. Harmening - Age: 55

Andrew J. Harmening has been President, Chief Executive Officer of Associated and Associated Bank and member of the Board of Directors since April 2021. Prior to joining Associated, he served as senior executive vice president, consumer and business banking director for Huntington Bank from 2017 to 2021. Mr. Harmening also held several key consumer, small business and commercial banking positions at Bank of The West from 2005 to 2017.

Patrick E. Ahern - Age: 58

Patrick E. Ahern has been Executive Vice President, Chief Credit Officer of Associated and Associated Bank since February 2020 and was named Chicago Market President in October 2022. He served as Deputy Chief Credit Officer from October 2019 to February 2020. Mr. Ahern joined Associated as a Senior Vice President in 2010 to manage the CRE portfolio underwriting and administrative teams, before moving into the role Corporate Senior Credit Officer in 2018. He has more than 30 years of experience in CRE and corporate credit, including experience with LaSalle Bank and Bank of America.

Matthew R. Braeger - Age: 50

Matthew R. Braeger has been Executive Vice President, Chief Audit Executive of Associated and Associated Bank since February 2018. He served as Deputy Chief Audit Executive from October 2017 to February 2018. He joined Associated in April 2013 as Senior Vice President, Business Support Audit Director. Previously, he held audit management positions with Fiserv, Inc. and public accounting audit roles with Ernst & Young, LLP. Mr. Braeger has more than 24 years of auditing experience, primarily in banking technology and financial services.

Bryan J. Carson - Age: 54

Bryan J. Carson has been Executive Vice President, Chief Product and Marketing Officer of Associated and Associated Bank since July 2022. He served as Executive Vice President of Deposit Products, Customer Segmentation, and Branch & ATM Distribution at Huntington Bank from 2018 to 2022. Prior to that, he served as Chief Marketing Officer from 2015 to 2018 and Senior Vice President of Deposit Products & Pricing at Huntington Bank from 2010 to 2015.

Dennis M. DeLoye - Age: 61

Dennis M. DeLoye has been Executive Vice President, Head of Community Markets and Regional President Northeast Wisconsin of Associated and Associated Bank since April 2022. Mr. DeLoye previously served as Executive Vice President, Deputy Head of Community Markets and Regional President Northeast Wisconsin from November 2021 to April 2022. DeLoye joined Associated in 2016, serving as Community Market President for the Central and Northern Wisconsin markets until November 2021.

Angie M. DeWitt - Age: 55

Angie M. DeWitt has been Executive Vice President, Chief Human Resources Officer of Associated and Associated Bank since April 2019. Ms. DeWitt previously served as Deputy Chief Human Resources Officer from October 2018 to April 2019 and Senior Vice President, Director of Human Resources from February 2018 to October 2018. She joined Associated in August 2008 as a member of the finance team and has held multiple leadership roles. Prior to joining Associated, she held senior finance roles at Schneider National, Inc. from January 2002 to August 2008.

Randall J. Erickson - Age: 65

Randall J. Erickson has been Executive Vice President, General Counsel and Corporate Secretary of Associated and Associated Bank since April 2012, and was Chief Risk Officer from May 2016 to February 2018. Prior to joining Associated, he served as senior vice president, chief administrative officer and general counsel of Milwaukee-based bank holding company Marshall & Ilsley Corporation from 2002 until it was acquired by BMO Financial in 2011. Upon leaving M&I, he became a member of Milwaukee law firm Godfrey & Kahn, S.C.'s securities practice group. He had been a partner at Godfrey & Kahn, S.C. from 1990 to 2002 prior to joining M&I as its general counsel. Mr. Erickson served as a director of Renaissance Learning, Inc., a publicly-held educational software company, from 2009 until it was acquired by Permira Funds in 2011.

Jayne C. Hladio - Age: 57

Jayne C. Hladio has been Executive Vice President, President of Private Wealth of Associated and Associated Bank since October 2023. Prior to joining Associated, she served as President of Midland Wealth Management and Midland Trust Co. for U.S. markets from May 2022 to September 2023. Prior to that, she served as Senior Vice President, National Wealth Management Executive from June 2009 to June 2021 at U.S. Bank; Senior Vice President, Head of Consumer Banking Regional Executive at Charter One (Citizens) Royal Bank of Scotland from October 2005 to January 2009; and Senior Vice President, Strategic Growth Executive, Retail / Affluent Wealth and Denovo Delivery at Fifth Third Bank from September 1994 to October 2005.

Nicole M. Kitowski - Age: 49

Nicole M. Kitowski has been Executive Vice President, Chief Risk Officer of Associated and Associated Bank since February 2018. She joined Associated in 1992 and has held leadership roles in Consumer Banking, Operations and Technology, and Corporate Risk, including Deputy Chief Risk Officer from March 2016 to February 2018 and Corporate BSA, AML, OFAC Officer from June 2014 to March 2016.

Derek S. Meyer - Age: 58

Derek S. Meyer has been Executive Vice President, Chief Financial Officer of Associated and Associated Bank since August 2022. Prior to joining Associated, Derek served as the Executive Vice President, Corporate Treasurer of Huntington Bank from 2019 to June 2022. Mr. Meyer also served as Executive Vice President, Financial Planning & Analysis Director from 2011 to 2019. During his 22 years at Huntington Bank, he held various senior leadership roles and was responsible for crucial finance functions including treasury, financial planning and analysis, stress testing, mergers and acquisition due diligence, regulatory matters, and process and controls implementation.

Paul G. Schmidt - Age: 62

Paul G. Schmidt has been Executive Vice President, Head of CRE of Associated and Associated Bank since January 2016 and was appointed Head of Facilities and Twin Cities Market President in July 2022. He joined Associated in April 2015 as Executive Vice President of CRE. He was named Deputy Head of CRE in September 2015. Mr. Schmidt brings more than 41 years of banking experience to Associated. Most recently, he held the position of Executive Vice President, Division Manager, CRE at Wells Fargo from 2002 to 2015.

David L. Stein - Age: 61

David L. Stein has been Executive Vice President, Head of Consumer and Business Banking of Associated and Associated Bank since January 2017 and was named Madison Market President in January 2019. He was previously Executive Vice President, Head of Consumer and Commercial Banking from April 2014 until January 2017 and Executive Vice President, Head of Retail Banking from June 2007 until April 2014. He was the President of the Southwest Region of Associated Bank from January 2005 until June 2007. He held various positions with J.P. Morgan Chase & Co., and one of its predecessors, Bank One Corporation, from 1989 until joining Associated in 2005.

Phillip Trier - Age: 46

Phillip Trier has been Executive Vice President, Head of Corporate and Commercial Banking of Associated and Associated Bank since November 2024. He joined Associated in 2023 as Executive Vice President, Commercial Banking Group Leader. Prior to joining Associated, he spent 23 years at U.S. Bank where he held various positions of increasing responsibility. Most recently he served as the Midwest region executive where he was responsible for leading commercial banking across 11 states from April 2022 to November 2023. Prior to that, he served as Commercial Banking Region Leader and Twin Cities Market President from 2013 to 2022. In addition, he led several national industry verticals including title & escrow, HOA property management, alternative investment and fintech.

John A. Utz - Age: 56

John A. Utz has been Executive Vice President, Head of Specialized Industries and Capital Markets, and Milwaukee Market President of Associated and Associated Bank since November 2024. Previously, Mr. Utz served as Head of Corporate Banking from September 2015 to November 2024 and was Head of Wealth Management from April 2020 to July 2021. He joined Associated in March 2010 with upwards of 20 years of banking experience, having previously served as President of Union Bank's UnionBanCal Equities and head of its Capital Markets division from September 2007 to March 2010, and as head of the National Banking and Asset Management teams from October 2002 to September 2007.

Gregory Warsek - Age: 60

Gregory Warsek has been Executive Vice President, Deputy Head of Commercial Real Estate and Facilities of Associated and Associated Bank since November 2024. He joined Associated in 2002 as Senior Vice President and Market Leader in Chicago. He went on to grow the group by opening the St. Louis office and expanding the business into the Institutional and REIT space. He has held multiple leadership roles at Associated from February 2002 to November 2024, most recently serving as Executive Vice President, Group Leader, overseeing all the CRE revenue lines of business from September 2022 to November 2024. Prior to that, he served for several years as Senior Vice President, Senior Regional Manager, where he oversaw the Chicago, Minneapolis, Institutional, and REIT teams.

Terry L. Williams - Age: 65

Terry L. Williams has been Executive Vice President, Chief Information Officer of Associated and Associated Bank since January 2023. Prior to joining Associated, he served as Chief Information Officer and Chief Technology Officer for Belcan, LLC from 2016 to 2022. Prior to that, he served as Executive Vice President and General Manager Customer-Facing Solutions of Standard Register from 2014 to 2015.

Steven Zandpour - Age: 48

Steven Zandpour has been Executive Vice President, Deputy Head of Consumer and Business Banking of Associated and Associated Bank since January 1, 2025. He joined Associated in January 2024 as Executive Vice President, Director of Consumer and Business Banking. Prior to joining Associated, he served as U.S. Head of Specialty Sales at BMO U.S. from February 2019 to January 2024, overseeing financial results for the Mortgage, Business Banking, and Mass Affluent segments across the institution's U.S. footprint. From July 2014 to February 2019, he served as Regional President, Head of Retail Banking for the Chicago region at BMO U.S.

ITEM 5.	Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Information in response to this item is incorporated by reference to the discussion of dividend restrictions under Part I, Item 1, Business - Supervision and Regulation - Holding Company Dividends, and in Note 9 Stockholders' Equity of the notes to consolidated financial statements included under Part II, Item 8, Financial Statements and Supplementary Data, of this Annual Report on Form 10-K. The Corporation's common stock is traded on the NYSE under the symbol ASB.

The number of shareholders of record of the Corporation's common stock, $0.01 par value, as of January 31, 2025, was 6,201. Certain of the Corporation's shares are held in "nominee" or "street" name and the number of beneficial owners of such shares was 34,351.

Payment of future dividends is within the discretion of the Board of Directors and will depend, among other factors, on earnings, capital requirements, and the operating and financial condition of the Corporation. The Board of Directors makes the dividend determination on a quarterly basis.

During the fourth quarter of 2024, the Corporation repurchased approximately $227,000 of common stock, all of which were repurchases related to tax withholding on equity compensation, with no open market repurchases during the quarter. The repurchase details are presented in the table below. For a detailed discussion of the common stock and depositary share purchases during 2024 and 2023, see Part II, Item 8, Note 9 Stockholders' Equity of the notes to consolidated financial statements.

Common Stock Purchases

Period	Total Number of Shares Purchased[a]	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of Shares that May Yet Be Purchased Under the Plans or Programs[b]
October 1, 2024 - October 31, 2024	5,213	$ 21.98	—	
November 1, 2024 - November 30, 2024	2,541	26.78	—	
December 1, 2024 - December 31, 2024	1,717	25.72	—	
Total	**9,471**	**$ 23.95**	**—**	**2,567,221**

(a) During the fourth quarter of 2024, all common shares repurchased were for minimum tax withholding settlements on equity compensation. These purchases do not count against the maximum value of shares remaining available for purchase under the Board of Directors' authorization.
(b) At December 31, 2024, there remained $61 million authorized to be repurchased under the Board of Directors' 2021 $100 million authorization. The maximum number of shares that may yet be purchased under this authorization is based on the closing share price on December 31, 2024.

Total Shareholder Return Performance Graph

Set forth below is a line graph (and the underlying data points) comparing the yearly percentage change in the cumulative total shareholder return (change in year-end stock price plus reinvested dividends) on the Corporation's common stock with the cumulative total return of the S&P 500 Index, the S&P 400 Regional Banks Sub-Industry Index, and the KBW Nasdaq Regional Banking Total Return Index for the period of five fiscal years commencing on January 1, 2020 and ending December 31, 2024. The S&P 400 Regional Banks Sub-Industry Index is comprised of stocks on the S&P Total Market Index that are classified in the regional banks sub-industry. The KBW Nasdaq Regional Banking Total Return Index is comprised of U.S. companies that do business as regional banks or thrifts. The graph assumes the respective values of the investment in the Corporation's common stock and each index were $100 on December 31, 2019. Historical stock price performance shown on the graph is not necessarily indicative of the future price performance.

5 Year Trend



		2019	2020	2021	2022	2023	2024
Associated Banc-Corp	$	100.0 $	80.6 $	110.4 $	116.8 $	112.5 $	130.4
S&P 500 Index	$	100.0 $	118.1 $	151.7 $	124.3 $	156.6 $	195.6
S&P 400 Regional Banks Sub-Industry Index	$	100.0 $	90.7 $	128.3 $	123.0 $	121.3 $	141.4
KBW Nasdaq Regional Banking Total Return Index	$	100.0 $	91.3 $	124.7 $	116.1 $	115.6 $	130.9

Source: Bloomberg

The Total Shareholder Return Performance Graph shall not be deemed incorporated by reference by any general statement incorporating by reference this Annual Report on Form 10-K into any filing under the Securities Act or under the Exchange Act, except to the extent the Corporation specifically incorporates this information by reference, and shall not otherwise be deemed filed under such Acts.

ITEM 6.	**[Reserved]**

ITEM 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion is management's analysis to assist in the understanding and evaluation of the consolidated financial condition and results of operations of the Corporation. It should be read in conjunction with the consolidated financial statements and footnotes and the selected financial data presented elsewhere in this report. Within the tables presented, certain columns and rows may not sum due to the use of rounded numbers for disclosure purposes.

The detailed financial discussion that follows focuses on 2024 results compared to 2023. For a discussion of 2023 results compared to 2022, see the Corporation's Annual Report on Form 10-K for the year ended December 31, 2023.

Overview

The Corporation is a bank holding company headquartered in Wisconsin, providing a broad array of banking and nonbanking products and services to businesses and consumers primarily within our three-state footprint. The Corporation's primary sources of revenue, through the Bank, are net interest income (predominantly from loans and investment securities) and noninterest income (principally fees and other revenue from financial services provided to customers or ancillary services tied to loans and deposits).

Performance Summary

- Diluted earnings per common share of $0.72 in 2024 decreased $0.41, or 36%, from 2023, mainly as a result of nonrecurring items related to the balance sheet repositioning the Corporation announced in the fourth quarter of 2024 in addition to the issuance of 13.8 million common shares during the fourth quarter of 2024.

- Average loans of $29.7 billion for the full year of 2024 increased $163 million, or 1%, from a year ago, driven by increases in auto finance and commercial and business lending, partially offset by a decrease in residential mortgage.

- Average deposits of $33.4 billion for the full year of 2024 increased $2.0 billion, or 7%, from a year ago, driven by increases in time deposits, interest-bearing demand deposits, savings deposits, and network transaction deposits, partially offset by decreases in noninterest-bearing demand deposits and money market deposits.

- Net interest income of $1.0 billion in 2024 increased $8 million, or 1%, from 2023. Net interest margin of 2.78% in 2024 decreased 3 bp from 2.81% in 2023. The increase in net interest income was driven by growth of earning assets while margin compressed as a result of a shift in mix within deposits into higher cost funding from noninterest-bearing demand deposits.

- Provision for credit losses was $85 million in 2024, compared to $83 million in 2023.

- Noninterest income (loss) of $(9) million in 2024 decreased $73 million from 2023, primarily due to higher investment securities losses related to nonrecurring items from the balance sheet repositioning announced in the fourth quarter of 2024.

- Noninterest expense of $818 million in 2024 increased $5 million, or 1%, from 2023, as a result of increased personnel expense as the Corporation continues to execute our growth strategy and the loss on prepayments of FHLB advances related to the balance sheet repositioning announced in the fourth quarter of 2024, partially offset by decreased FDIC assessment expense.

Income Statement Analysis

Net Interest Income

Table 1 Net Interest Income Analysis

	Years Ended December 31,								
	2024			2023			2022		
($ in thousands)	Average Balance	Interest Income / Expense	Average Yield / Rate	Average Balance	Interest Income / Expense	Average Yield / Rate	Average Balance	Interest Income / Expense	Average Yield / Rate
Assets									
Earning assets									
Loans[(a)(b)(c)]									
Commercial and business lending	$ 11,069,185	$ 786,963	7.11 %	$ 10,831,275	$ 740,017	6.83 %	$ 9,852,303	$ 384,155	3.90 %
Commercial real estate lending	7,270,239	538,228	7.40 %	7,314,651	520,028	7.11 %	6,595,635	281,485	4.27 %
Total commercial	18,339,424	1,325,191	7.23 %	18,145,926	1,260,045	6.94 %	16,447,938	665,640	4.05 %
Residential mortgage	7,907,962	278,804	3.53 %	8,696,706	293,446	3.37 %	8,052,277	245,975	3.05 %
Auto finance	2,576,979	144,892	5.62 %	1,793,959	89,454	4.99 %	805,179	30,749	3.82 %
Other retail	872,994	83,386	9.55 %	897,702	80,189	8.93 %	894,948	52,266	5.84 %
Total loans	29,697,360	1,832,274	6.17 %	29,534,293	1,723,134	5.83 %	26,200,341	994,630	3.80 %
Investment securities									
Taxable	5,690,238	199,424	3.50 %	5,243,805	146,006	2.78 %	4,362,394	75,444	1.73 %
Tax-exempt[(a)]	2,111,523	71,458	3.38 %	2,288,328	79,673	3.48 %	2,419,262	82,771	3.42 %
Other short-term investments	668,730	37,291	5.58 %	564,284	28,408	5.03 %	570,887	11,475	2.01 %
Investments and other	8,470,491	308,173	3.64 %	8,096,417	254,087	3.14 %	7,352,542	169,690	2.31 %
Total earning assets	$ 38,167,851	$ 2,140,446	5.61 %	$ 37,630,710	$ 1,977,221	5.25 %	$ 33,552,884	$ 1,164,320	3.47 %
Other assets, net	3,166,002			3,018,214			3,105,049		
Total assets	$ 41,333,853			$ 40,648,923			$ 36,657,932		
Liabilities and stockholders' equity									
Interest-bearing liabilities									
Interest-bearing deposits									
Savings	$ 5,080,045	$ 85,450	1.68 %	$ 4,773,366	$ 63,945	1.34 %	$ 4,652,774	$ 5,033	0.11 %
Interest-bearing demand	7,443,738	193,900	2.60 %	6,904,514	154,136	2.23 %	6,638,592	35,169	0.53 %
Money market	5,994,171	181,444	3.03 %	6,668,930	177,311	2.66 %	7,164,518	36,370	0.51 %
Network transaction deposits	1,645,695	85,788	5.21 %	1,469,616	75,294	5.12 %	821,804	14,721	1.79 %
Time deposits	7,481,486	355,221	4.75 %	4,905,748	202,939	4.14 %	1,315,793	7,016	0.53 %
Total interest-bearing deposits	27,645,135	901,804	3.26 %	24,722,174	673,624	2.72 %	20,593,482	98,309	0.48 %
Federal funds purchased and securities sold under agreements to repurchase	272,069	11,754	4.32 %	345,519	12,238	3.54 %	388,701	3,480	0.90 %
Other short-term funding	403,214	20,420	5.06 %	8,582	1	0.01 %	20,540	2	0.01 %
FHLB advances	1,793,734	98,520	5.49 %	3,741,790	196,535	5.25 %	2,784,403	75,487	2.71 %
Long-term funding	640,842	45,781	7.14 %	504,438	36,080	7.15 %	249,478	10,653	4.27 %
Total short and long-term funding	3,109,859	176,475	5.67 %	4,600,329	244,855	5.32 %	3,443,123	89,621	2.60 %
Total interest-bearing liabilities	$ 30,754,994	$ 1,078,279	3.51 %	$ 29,322,503	$ 918,479	3.13 %	$ 24,036,605	$ 187,931	0.78 %
Noninterest-bearing demand deposits	5,745,960			6,620,965			8,163,703		
Other liabilities	530,537			594,318			482,538		
Stockholders' equity	4,302,362			4,111,138			3,975,086		
Total liabilities and stockholders' equity	$ 41,333,853			$ 40,648,923			$ 36,657,932		
Interest rate spread			2.10 %			2.12 %			2.69 %
Net free funds			0.68 %			0.69 %			0.22 %
Fully tax-equivalent net interest income and net interest margin		$ 1,062,167	2.78 %		$ 1,058,742	2.81 %		$ 976,389	2.91 %
Fully tax-equivalent adjustment		14,919			19,168			19,068	
Net interest income		$ 1,047,248			$ 1,039,573			$ 957,321	

(a) The yield on tax-exempt loans and securities is computed on a fully tax-equivalent basis using a tax rate of 21% and is net of the effects of certain disallowed interest deductions.
(b) Nonaccrual loans and loans held for sale have been included in the average balances.
(c) Interest income includes amortization of net deferred loan origination costs and net accreted purchase loan discount.

Net interest income is the primary source of the Corporation's revenue. Net interest income is the difference between interest income on interest-earning assets, such as loans and investment securities, and the interest expense on interest-bearing deposits and other borrowings used to fund interest-earning and other assets or activities. Net interest income is affected by the amount and composition of earning assets and interest-bearing liabilities, as well as the sensitivity of the balance sheet to changes in interest rates, including characteristics such as the fixed or variable nature of the financial instruments, contractual maturities, re-pricing frequencies, loan prepayment behavior, and the use of interest rate derivative financial instruments.

Interest rate spread and net interest margin are utilized to measure and explain changes in net interest income. Interest rate spread is the difference between the yield on earning assets and the rate paid on interest-bearing liabilities that fund those assets.

The net interest margin is expressed as the percentage of net interest income to average earning assets. The net interest margin exceeds the interest rate spread because net free funds, principally noninterest-bearing demand deposits and stockholders' equity, also support earning assets. To compare tax-exempt asset yields to taxable yields, the yield on tax-exempt loans and investment securities is computed on a fully tax-equivalent basis. Net interest income, interest rate spread, and net interest margin are discussed on a fully tax-equivalent basis.

Table 1 provides average daily balances of earning assets and interest-bearing liabilities, the associated interest income and expense, and the corresponding interest rates earned and paid, as well as net interest income, interest rate spread, and net interest margin on a fully tax-equivalent basis for the years ended December 31, 2024, 2023, and 2022. Table 2 presents additional information to facilitate the review and discussion of fully tax-equivalent net interest income, interest rate spread, and net interest margin.

Notable Contributions to the Change in 2024 Net Interest Income

- Fully tax-equivalent net interest income was up $3 million and net interest income was up $8 million, or 1%, compared to 2023. The higher overall rate environment has resulted in higher yields on earnings assets, which combined with the mix shift from lower to higher yielding earning asset classes, resulted in the yield on earning assets increasing by 36 bp compared to 2023, while the cost of interest-bearing liabilities increased 38 bp from 2023, largely due to an increase in higher cost average time deposits. See sections Interest Rate Risk and Quantitative and Qualitative Disclosures about Market Risk for a discussion of interest rate risk and market risk.

- Average loans increased $163 million, or 1%, compared to 2023, with a decrease of $789 million, or 9%, in residential mortgage more than offset by increases of $783 million, or 44%, in auto finance and $238 million, or 2%, in commercial and business lending. Average investments and other short-term investments increased $374 million, or 5%, compared to 2023, driven by increases of $446 million, or 9%, in taxable investments and $104 million, or 19%, in other short-term investments, partially offset by a decrease of $177 million, or 8%, in tax-exempt investments.

- Average interest-bearing liabilities increased $1.4 billion, or 5%, compared to 2023. Average interest-bearing deposits increased $2.9 billion, or 12%, compared to 2023, primarily driven by increases in time deposits, interest-bearing demand deposits, savings deposits, and network transaction deposits, partially offset by a decrease in money market deposits. Average total short and long-term funding decreased $1.5 billion, or 32%, from 2023, primarily driven by a decrease in FHLB advances of $1.9 billion, or 52%, as a result of using brokered CDs to pay down higher interest sources of funding, partially offset by an increase of $395 million in other short-term funding related to the utilization of the BTFP. Average noninterest-bearing demand deposits decreased $875 million, or 13%, compared to 2023.

Table 2 Rate/Volume Analysis[a]

($ in thousands)	2024 Compared to 2023 Increase (Decrease) Due to			2023 Compared to 2022 Increase (Decrease) Due to		
	Volume	Rate	Net	Volume	Rate	Net
Interest income						
Loans[b]						
Commercial and business lending	$ 16,486	$ 30,460	$ 46,946	$ 41,522	$ 314,340	$ 355,862
Commercial real estate lending	(3,174)	21,374	18,200	33,560	204,983	238,544
Total commercial	13,312	51,834	65,146	75,082	519,323	594,405
Residential mortgage	(27,413)	12,771	(14,641)	20,578	26,892	47,470
Auto finance	42,899	12,539	55,438	47,003	11,702	58,705
Other retail	(2,251)	5,448	3,197	161	27,761	27,923
Total loans	26,548	82,592	109,140	142,825	585,679	728,504
Investment securities						
Taxable	13,226	40,191	53,418	17,557	53,005	70,562
Tax-exempt[b]	(6,029)	(2,186)	(8,215)	(4,539)	1,442	(3,098)
Other short-term investments	5,616	3,267	8,883	(134)	17,067	16,933
Investments and other	12,813	41,272	54,086	12,883	71,513	84,397
Total earning assets	$ 39,361	$ 123,865	$ 163,226	$ 155,708	$ 657,192	$ 812,900
Interest expense						
Savings	$ 4,319	$ 17,186	$ 21,505	$ 134	$ 58,777	$ 58,911
Interest-bearing demand	12,678	27,085	39,763	1,464	117,503	118,968
Money market	(18,989)	23,123	4,134	(2,687)	143,628	140,941
Network transaction deposits	9,159	1,336	10,495	18,029	42,543	60,572
Time deposits	118,838	33,444	152,282	143,015	52,908	195,923
Total interest-bearing deposits	126,005	102,174	228,180	159,955	415,359	575,315
Federal funds purchased and securities sold under agreements to repurchase	(2,883)	2,399	(484)	(428)	9,187	8,759
Other short-term funding	1,771	18,648	20,419	(1)	—	(2)
FHLB advances	(106,619)	8,604	(98,015)	32,485	88,564	121,049
Long-term funding	9,745	(44)	9,701	15,312	10,115	25,428
Total short and long-term funding	(97,986)	29,606	(68,380)	47,368	107,865	155,233
Total interest-bearing liabilities	28,019	131,781	159,800	207,323	523,225	730,548
Fully tax-equivalent net interest income	$ 11,342	$ (7,916)	$ 3,426	$ (51,615)	$ 133,968	$ 82,352

(a) The change in interest due to both rate and volume has been allocated in proportion to the relationship to the dollar amounts of the change in each.
(b) The yield on tax-exempt loans and securities is computed on a fully tax-equivalent basis using a tax rate of 21% and is net of the effects of certain disallowed interest deductions.

Provision for Credit Losses

The provision for credit losses is predominantly a function of the Corporation's reserving methodology and judgments as to other qualitative and quantitative factors used to determine the appropriate level of the ACLL, which focuses on changes in the size and character of the loan portfolio, changes in levels of individually evaluated and other nonaccrual loans, historical losses and delinquencies in each portfolio category, the risk inherent in specific loans, concentrations of loans to specific borrowers or industries, existing economic conditions and economic forecasts, the fair value of underlying collateral, and other factors which could affect potential credit losses. The forecast the Corporation used for December 31, 2024 was the Moody's baseline scenario from November 2024, which was reviewed against the December 2024 baseline scenario with no material updates made, over a two-year reasonable and supportable period with straight-line reversion to historical losses over the second year of the period. See additional discussion under the sections titled Loans, Credit Risk, Nonperforming Assets, and Allowance for Credit Losses on Loans.

Noninterest Income

Table 3 Noninterest Income

($ in thousands)	Years Ended December 31,			$ Change		% Change	
	2024	2023	2022	2024 from 2023	2023 from 2022	2024 from 2023	2023 from 2022
Wealth management fees	$ 92,569	$ 82,502	$ 84,122	$ 10,067	$ (1,620)	12 %	(2)%
Service charges and deposit account fees	51,642	49,045	62,310	2,597	(13,265)	5 %	(21)%
Card-based fees	46,921	45,020	44,014	1,901	1,006	4 %	2 %
Other fee-based revenue	19,499	17,268	15,903	2,231	1,365	13 %	9 %
Total fee-based revenue	210,630	193,835	206,350	16,795	(12,515)	9 %	(6)%
Capital markets, net	22,084	24,649	29,917	(2,565)	(5,268)	(10)%	(18)%
Mortgage banking, net	10,686	19,429	18,873	(8,743)	556	(45)%	3 %
Loss on mortgage portfolio sale	(130,406)	(136,239)	—	5,833	(136,239)	(4)%	N/M
Bank and corporate owned life insurance	13,477	10,266	11,431	3,211	(1,165)	31 %	(10)%
Other	9,310	9,691	10,715	(381)	(1,024)	(4)%	(10)%
Subtotal	135,782	121,631	277,286	14,151	(155,655)	12 %	(56)%
Asset (losses) gains, net	(1,042)	454	1,338	(1,496)	(884)	N/M	(66)%
Investment securities (losses) gains, net	(144,147)	(58,903)	3,746	(85,244)	(62,649)	145 %	N/M
Total noninterest (loss) income	$ (9,407)	$ 63,182	$ 282,370	$ (72,589)	$ (219,188)	N/M	(78)%
Mortgage loans originated for sale during period	$ 617,889	$ 395,834	$ 600,114	$ 222,055	$ (204,280)	56 %	(34)%
Mortgage loan settlements during period	584,781	1,212,069	715,035	(627,288)	497,034	(52)%	70 %
Mortgage portfolio loans transferred to held for sale during period	722,991	968,595	—	(245,603)	968,595	(25)%	N/M
Assets under management, at market value[a]	14,773	13,545	11,843	1,228	1,702	9 %	14 %

N/M = Not Meaningful

(a) $ in millions. Excludes assets held in brokerage accounts.

Notable Contributions to the Change in 2024 Noninterest Income

- The 2024 loss on the mortgage portfolio sale was the result of an announced sale of $723 million of residential mortgages related to the balance sheet repositioning in the fourth quarter of 2024 and the sale closed in January 2025.

- Investment securities (losses) gains, net decreased from 2023, driven primarily by the sale of lower yielding AFS securities with a carrying value of $1.1 billion at a net loss of $148 million, related to the balance sheet repositioning in the fourth quarter of 2024.

Noninterest Expense

Table 4 Noninterest Expense

($ in thousands)	Years Ended December 31,			$ Change		% Change	
	2024	**2023**	**2022**	**2024 from 2023**	**2023 from 2022**	**2024 from 2023**	**2023 from 2022**
Personnel	$ 487,956	$ 468,355	$ 454,101	$ 19,601	$ 14,254	4 %	3 %
Technology	107,563	102,018	90,700	5,545	11,318	5 %	12 %
Occupancy	54,622	57,204	59,794	(2,582)	(2,590)	(5)%	(4)%
Business development and advertising	28,142	28,405	25,525	(263)	2,880	(1)%	11 %
Equipment	18,431	19,663	19,632	(1,232)	31	(6)%	— %
Legal and professional	21,601	19,911	18,250	1,690	1,661	8 %	9 %
Loan and foreclosure costs	8,471	5,408	5,925	3,063	(517)	57 %	(9)%
FDIC assessment	38,439	67,072	22,650	(28,633)	44,422	(43)%	196 %
Other intangible amortization	8,811	8,811	8,811	—	—	— %	— %
Loss on prepayments of FHLB advances	14,243	—	—	14,243	—	N/M	N/M
Other	30,118	36,837	41,675	(6,719)	(4,838)	(18)%	(12)%
Total noninterest expense	$ 818,397	$ 813,682	$ 747,063	$ 4,715	$ 66,619	1 %	9 %
Average FTEs[a]	4,030	4,199	4,118	(169)	81	(4)%	2 %

(a) Average FTEs without overtime

Notable Contributions to the Change in 2024 Noninterest Expense

- FDIC assessment expense decreased from 2023, primarily driven by a one-time expense of $31 million in 2023, resulting from the special assessment pursuant to systemic risk incurred by the FDIC on member banks as a result of the bank failures in the first quarter of 2023, partially offset by subsequent adjustments to the special assessment during 2024.

- Personnel costs increased from 2023, as the Corporation continues to execute our growth strategy.

- During the fourth quarter of 2024, the Corporation prepaid $600 million of long-term FHLB advances and incurred a loss of $14 million on the prepayment.

Income Taxes

The Corporation recognized income tax expense of $11 million for 2024, compared to income tax expense of $23 million for 2023. The Corporation's effective tax rate was 8.41% for 2024, compared to an effective tax rate of 11.21% for 2023. The decrease in income tax expense and lower effective tax rate during 2024 were primarily due to a strategic reallocation of the investment portfolio and the adoption of a legal entity rationalization plan that resulted in the recognition of deferred tax benefits of $35 million, partially offset by a deferred tax asset valuation allowance of $33 million related to certain capital loss carryovers.

See Note 1 Summary of Significant Accounting Policies of the notes to consolidated financial statements for the Corporation's income tax accounting policy. Income tax expense recorded on the consolidated statements of income involves the interpretation and application of certain accounting pronouncements and federal and state tax laws and regulations. The Corporation is subject to examination by various taxing authorities. Examination by taxing authorities may impact the amount of tax expense and/or the reserve for uncertainty in income taxes if their interpretations differ from those of management, based on their judgments about information available to them at the time of their examinations. See Note 12 Income Taxes of the notes to consolidated financial statements for more information.

Balance Sheet Analysis

- At December 31, 2024, total assets were $43.0 billion, up $2.0 billion, or 5%, from December 31, 2023.

- AFS investment securities, at fair value increased $981 million, or 27%, to $4.6 billion, while HTM investment securities, net, at amortized cost decreased by $121 million, or 3%, to $3.7 billion. See section Investment Securities Portfolio and Note 2 Investment Securities of the notes to consolidated financial statements for additional information on the Corporation's portfolio of investment securities.

- At December 31, 2024, total loans were $29.8 billion, up $552 million, or 2%, from December 31, 2023, primarily due to increases of $924 million, or 9%, in commercial and business lending and $554 million, or 25%, in auto finance, partially offset by a decrease of $817 million, or 10%, in residential mortgage as a result of a nonrecurring mortgage portfolio sale related to the balance sheet repositioning announced in the fourth quarter of 2024 and the sale closed in January 2025, which was the primary driver of a $614 million increase in residential loans held for sale, and a decrease of $185 million, or 3%, in CRE lending. See section Loans and Note 3 Loans of the notes to consolidated financial statements for additional information on loans.

- At December 31, 2024, total deposits of $34.6 billion were up $1.2 billion, or 4%, from December 31, 2023, driven by increases in other time deposits of $832 million, or 29%, money market of $307 million, or 5%, savings of $298 million, or 6%, and interest-bearing demand of $281 million, or 3%, partially offset by decreases in noninterest-bearing demand of $344 million, or 6%, and brokered CDs of $171 million, or 4%. See section Deposits and Customer Funding and Note 7 Deposits of the notes to consolidated financial statements for additional information on deposits.

- At December 31, 2024, other long-term funding of $838 million was up $296 million, or 55%, as a result of the issuance of senior debt. See section Other Funding Sources and Note 8 Short and Long-Term Funding of the notes to consolidated financial statements for additional details on funding.

Loans

Table 5 Period End Loan Composition

($ in thousands)	As of December 31,									
	2024		2023		2022		2021		2020	
	Amount	% of Total	Amount	% of Total	Amount	% of Total	Amount	% of Total	Amount	% of Total
Commercial and industrial	$ 10,573,741	36 %	$ 9,731,555	33 %	$ 9,759,454	34 %	$ 8,452,385	35 %	$ 8,469,179	35 %
Commercial real estate — owner occupied	1,143,741	4 %	1,061,700	4 %	991,722	3 %	971,326	4 %	900,912	4 %
Commercial and business lending	11,717,483	39 %	10,793,255	37 %	10,751,176	37 %	9,423,711	39 %	9,370,091	38 %
Commercial real estate — investor	5,227,975	18 %	5,124,245	18 %	5,080,344	18 %	4,384,569	18 %	4,342,584	18 %
Real estate construction	1,982,632	7 %	2,271,398	8 %	2,155,222	7 %	1,808,976	7 %	1,840,417	8 %
Commercial real estate lending	7,210,607	24 %	7,395,644	25 %	7,235,565	25 %	6,193,545	26 %	6,183,001	25 %
Total commercial	18,928,090	64 %	18,188,898	62 %	17,986,742	62 %	15,617,256	64 %	15,553,091	64 %
Residential mortgage	7,047,541	24 %	7,864,891	27 %	8,511,550	30 %	7,567,310	31 %	7,878,324	32 %
Auto finance	2,810,220	9 %	2,256,162	8 %	1,382,073	5 %	143,045	1 %	11,177	— %
Home equity	664,252	2 %	628,526	2 %	624,353	2 %	595,615	2 %	707,255	3 %
Other consumer	318,483	1 %	277,740	1 %	294,851	1 %	301,723	1 %	301,876	1 %
Total consumer	10,840,496	36 %	11,027,319	38 %	10,812,828	38 %	8,607,693	36 %	8,898,632	36 %
Total loans	$ 29,768,586	100 %	$ 29,216,218	100 %	$ 28,799,569	100 %	$ 24,224,949	100 %	$ 24,451,724	100 %
Commercial real estate and real estate construction loan detail										
Non-owner occupied	$ 3,210,509	61 %	$ 3,362,085	66 %	$ 3,313,959	65 %	$ 2,972,584	68 %	$ 2,969,906	68 %
Multi-family	2,015,401	39 %	1,759,504	34 %	1,762,608	35 %	1,405,264	32 %	1,360,305	31 %
Farmland	2,065	— %	2,656	— %	3,776	— %	6,720	— %	12,373	— %
Commercial real estate — investor	$ 5,227,975	100 %	$ 5,124,245	100 %	$ 5,080,344	100 %	$ 4,384,569	100 %	$ 4,342,584	100 %
1-4 family construction	$ 160,699	8 %	$ 275,292	12 %	$ 436,210	20 %	$ 380,160	21 %	$ 270,467	15 %
All other construction	1,821,933	92 %	1,996,106	88 %	1,719,012	80 %	1,428,816	79 %	1,569,950	85 %
Real estate construction	$ 1,982,632	100 %	$ 2,271,398	100 %	$ 2,155,222	100 %	$ 1,808,976	100 %	$ 1,840,417	100 %

The Corporation has long-term guidelines relative to the proportion of Commercial and Business, CRE, and Consumer loan commitments within the overall loan portfolio, with each targeted to represent 30 to 40% of the overall loan portfolio. The targeted long-term guidelines were unchanged during 2024 and 2023. Furthermore, certain sub-asset classes within the respective portfolios are further defined and dollar limitations are placed on these sub-portfolios. These guidelines and limits are reviewed quarterly and approved annually by the ERC. These guidelines and limits are designed to create balance and diversification within the loan portfolios.

During the fourth quarter of 2024, the Corporation announced its intention to sell $723 million in residential mortgages at a loss of $130 million related to the balance sheet repositioning announced during the fourth quarter of 2024 which closed in January 2025.

During the fourth quarter of 2023, the Corporation completed a mortgage portfolio sale of $969 million of residential mortgages sold at a loss of $136 million related to the balance sheet repositioning announced during the fourth quarter of 2023. The proceeds of this sale were used to pay down higher cost funding and increase liquidity capacity.

The Corporation's loan distribution and interest rate sensitivity as of December 31, 2024 are summarized in the following table:

Table 6 Loan Distribution and Interest Rate Sensitivity

($ in thousands)	Within 1 Year[a]	1-5 Years	5-15 Years	Over 15 Years	Total	% of Total
Commercial and industrial	$ 9,314,491	$ 894,829	$ 363,925	$ 496	$ 10,573,741	36 %
Commercial real estate — owner occupied	748,785	289,931	105,026	—	1,143,741	4 %
Commercial real estate — investor	4,893,414	282,155	52,406	—	5,227,975	18 %
Real estate construction	1,944,242	35,362	2,339	689	1,982,632	7 %
Commercial - adjustable	11,835,333	40,285	3,450	—	11,879,068	40 %
Commercial - fixed	5,065,599	1,461,992	520,246	1,185	7,049,022	24 %
Residential mortgage - adjustable	196,280	733,221	1,276,168	288	2,205,956	7 %
Residential mortgage - fixed	4,641	56,155	374,689	4,406,098	4,841,585	16 %
Auto finance	1,522	1,492,395	1,316,303	—	2,810,220	9 %
Home equity	619,632	8,302	27,808	8,509	664,252	2 %
Other consumer	261,648	30,500	17,447	8,888	318,483	1 %
Total loans	$ 17,984,656	$ 3,822,851	$ 3,536,111	$ 4,424,968	$ 29,768,586	100 %
Fixed-rate	$ 5,078,378	$ 3,048,547	$ 2,256,493	$ 4,424,680	$ 14,808,099	50 %
Floating or adjustable rate	12,906,278	774,304	1,279,618	288	14,960,487	50 %
Total	$ 17,984,656	$ 3,822,851	$ 3,536,111	$ 4,424,968	$ 29,768,586	100 %

(a) Demand loans, past due loans, overdrafts, and credit cards are reported in the "Within 1 Year" category.

At December 31, 2024, $20.0 billion, or 67%, of the total loans outstanding and $16.9 billion, or 90%, of the commercial loans outstanding were floating rate, adjustable rate, re-pricing within one year, or maturing within one year.

Credit Risk

An active credit risk management process is used for commercial loans to ensure that sound and consistent credit decisions are made. Credit risk is controlled by detailed underwriting procedures, comprehensive loan administration, and periodic review of borrowers' outstanding loans and commitments. Borrower relationships are formally reviewed and graded on an ongoing basis for early identification of potential problems. Further analysis by customer, industry, and geographic location are performed to monitor trends, financial performance, and concentrations. See Note 3 Loans of the notes to consolidated financial statements for additional information on managing overall credit quality.

The loan portfolio is widely diversified by types of borrowers, industry groups, and market areas primarily within the Corporation's lending footprint. Significant loan concentrations are considered to exist when there are amounts loaned to numerous borrowers engaged in similar activities that would cause them to be similarly impacted by economic or other conditions. At December 31, 2024, no significant concentrations existed in the Corporation's loan portfolio in excess of 10% of total loan exposure.

Commercial and business lending: The commercial and business lending classification primarily includes commercial loans to large corporations, middle market companies, small businesses, and ABL and equipment financing.

Table 7 Largest Commercial and Industrial Industry Group Exposures, by NAICS Subsector

December 31, 2024	NAICS Subsector	Outstanding Balance	Total Exposure	% of Total Loan Exposure
Real Estate[a]	531	$ 2,073,512	$ 3,606,140	9 %
Utilities[b]	221	2,570,337	3,254,783	8 %
Credit Intermediation and Related Activities[c]	522	836,075	1,591,084	4 %
Merchant Wholesalers, Durable Goods	423	606,781	1,036,982	3 %

(a) Includes REIT lines
(b) 59% of the total utilities exposure comes from renewable energy sources (wind, solar, hydroelectric, and geothermal).
(c) Includes mortgage warehouse lines

The remaining commercial and industrial portfolio is spread over a diverse range of industries, none of which exceed 2% of total loan exposure.

The CRE-owner occupied portfolio is spread over a diverse range of industries, none of which exceed 2% of total loan exposure.

The credit risk related to commercial and business lending is largely influenced by general economic conditions and the resulting impact on a borrower's operations or on the value of underlying collateral, if any.

Commercial real estate - investor: CRE-investor is comprised of loans secured by various non-owner occupied or investor income producing property types.

Table 8 Largest Commercial Real Estate - Investor Property Type Exposures

December 31, 2024	% of Total Loan Exposure	% of Total Commercial Real Estate - Investor Loan Exposure
Multi-Family	5 %	38 %
Industrial	3 %	25 %
Office	2 %	18 %

The remaining CRE-investor portfolio is spread over various other property types, none of which exceed 2% of total loan exposure.

Credit risk is managed in a similar manner to commercial and business lending by employing sound underwriting guidelines, lending primarily to borrowers in local markets and businesses, periodically evaluating the underlying collateral, and formally reviewing the borrower's financial soundness and relationship on an ongoing basis.

Real estate construction: Real estate construction loans are primarily short-term or interim loans that provide financing for the acquisition or development of commercial income properties, multi-family projects, or residential development, both single family and condominium. Real estate construction loans are made to developers and project managers who are generally well-known to the Corporation and have prior successful project experience. The credit risk associated with real estate construction loans is generally confined to specific geographic areas but is also influenced by general economic conditions. The Corporation controls the credit risk on these types of loans by making loans in familiar markets to developers, reviewing the merits of individual projects, controlling loan structure, and monitoring project progress and construction advances.

Table 9 Largest Real Estate Construction Property Type Exposures

December 31, 2024	% of Total Loan Exposure	% of Total Real Estate Construction Loan Exposure
Multi-Family	5 %	54 %

The remaining real estate construction portfolio is spread over various other property types, none of which exceed 2% of total loan exposure.

The Corporation's current lending standards for CRE and real estate construction lending are determined by property type and specifically address many criteria, including: maximum loan amounts, maximum LTV, requirements for pre-leasing and/or presales, minimum borrower equity, and maximum loan-to-cost. Currently, the maximum standard for LTV is 80%, with lower limits established for certain higher risk types, such as raw land that has a 50% LTV maximum. The Corporation's LTV guidelines are in compliance with regulatory supervisory limits. In most cases, for real estate construction loans, the loan amounts include interest reserves, which are built into the loans and sized to fund loan payments through construction and lease up and/or sell out.

Residential mortgages: Residential mortgage loans are primarily first-lien home mortgages with a maximum loan-to-collateral value without credit enhancement (e.g., private mortgage insurance) of 80%. The residential mortgage portfolio is focused primarily in the Corporation's three-state branch footprint, with approximately 89% of the outstanding loan balances in the Corporation's branch footprint at December 31, 2024. The rates on adjustable rate mortgages adjust based upon the movement in the underlying index which is then added to a margin and rounded to the nearest 0.125%. That result is then subjected to any periodic caps to produce the borrower's interest rate for the coming term. Adjustable rate mortgages are typically offered with an initial fixed rate term of 5, 7 or 10 years.

The Corporation generally retains certain fixed-rate residential real estate mortgages in its loan portfolio, including retail and private banking jumbo mortgages and CRA-related mortgages. As part of management's historical practice of originating and servicing residential mortgage loans, generally the Corporation's 30-year, agency conforming, fixed-rate residential real estate mortgage loans have been sold in the secondary market with servicing rights retained. Subject to management's analysis of the current interest rate environment, among other market factors, the Corporation may choose to retain mortgage loan production on its balance sheet.

The Corporation's underwriting and risk-based pricing guidelines for residential mortgage loans include minimum borrower FICO score and maximum LTV of the property securing the loan. Residential mortgage products generally are underwritten using FHLMC and FNMA secondary marketing guidelines.

Home equity: Home equity consists of both home equity lines of credit and closed-end home equity loans. The Corporation's credit risk monitoring guidelines for home equity are based on an ongoing review of loan delinquency status, as well as a quarterly review of FICO score deterioration and property devaluation. The Corporation does not routinely obtain appraisals on performing loans to update LTV ratios after origination; however, the Corporation monitors the local housing markets by reviewing the various home price indices and incorporates the impact of the changing market conditions in its ongoing credit monitoring process. For junior lien home equity loans, the Corporation is unable to track the performance of the first lien loan if it does not own or service the first lien loan. However, the Corporation obtains a refreshed FICO score on a quarterly basis and monitors this as part of its assessment of the home equity portfolio.

The Corporation's underwriting and risk-based pricing guidelines for home equity lines of credit and loans consist of a combination of both borrower FICO score and the original cumulative LTV against the property securing the loan. Currently, the Corporation's policy sets the maximum acceptable LTV at 90%. The Corporation's current home equity line of credit offering is priced based on floating rate indices and generally allows 10 years of interest-only payments followed by a 20-year amortization of the outstanding balance. The loans in the Corporation's portfolio generally have an original term of 20 years with principal and interest payments required.

Indirect Auto: The Corporation currently purchases retail auto sales contracts via a network of approved auto dealerships across 16 states throughout the Northeast, Mid-Atlantic, and Midwestern United States. The auto dealerships finance the sale of automobiles as the initial lender and then assign the contracts to the Corporation pursuant to dealer agreements. The Corporation's underwriting and pricing guidelines are based on a dual risk grade derived from a combination of FICO auto score and proprietary internal custom score. Minimum grade and FICO score standards ensure the credit risk is appropriately managed to the Corporation's risk appetite. Further, the grade influences loan-specific parameters such as vehicle age, term, LTV, loan amount, mileage, payment and debt service thresholds, and pricing. Maximum loan terms offered are 84 months on select grades with vehicle age, mileage, and other limitations in place to qualify. The program is designed to capture primarily prime and super prime contracts.

Other consumer: Other consumer consists of student loans, short-term personal installment loans, and credit cards. Credit risk for other consumer loans is influenced by general economic conditions, the characteristics of individual borrowers, and the nature of the loan collateral. Risks of loss are generally on smaller average balances per loan spread over many borrowers. Once charged off, there is usually less opportunity for recovery of these smaller consumer loans. Credit risk is primarily controlled by reviewing the creditworthiness of the borrowers, monitoring payment histories, and taking appropriate collateral and guarantee positions.

Nonperforming Assets

Management is committed to a proactive nonaccrual and problem loan identification philosophy. This philosophy is implemented through the ongoing monitoring and review of all pools of risk in the loan portfolio to ensure that problem loans are identified quickly and the risk of loss is minimized. Table 10 provides detailed information regarding NPAs, which include nonaccrual loans, OREO, and repossessed assets, and also includes information on accruing loans past due and restructured loans:

Table 10 Nonperforming Assets

($ in thousands)	As of December 31,				
	2024	2023	2022	2021	2020
Nonperforming assets					
Commercial and industrial	$ 19,084	$ 62,022	$ 14,329	$ 6,279	$ 61,859
Commercial real estate — owner occupied	1,501	1,394	—	—	1,058
Commercial and business lending	20,585	63,416	14,329	6,279	62,917
Commercial real estate — investor	16,705	—	29,380	60,677	78,220
Real estate construction	30	6	105	177	353
Commercial real estate lending	16,735	6	29,485	60,855	78,573
Total commercial	37,320	63,422	43,814	67,134	141,490
Residential mortgage	70,038	71,142	58,480	55,362	59,337
Auto finance	7,402	5,797	1,490	52	49
Home equity	8,378	8,508	7,487	7,726	9,888
Other consumer	122	128	197	170	91
Total consumer	85,941	85,574	67,654	63,309	69,364
Total nonaccrual loans	123,260	148,997	111,467	130,443	210,854
Commercial real estate owned	11,914	914	325	984	2,185
Residential real estate owned	2,068	1,290	2,878	3,666	1,194
Bank properties real estate owned	6,235	8,301	11,580	24,969	10,889
OREO	20,217	10,506	14,784	29,619	14,269
Repossessed assets	687	919	215	—	—
Total nonperforming assets	$ 144,164	$ 160,421	$ 126,466	$ 160,062	$ 225,123
Accruing loans past due 90 days or more					
Commercial	$ 642	$ 19,812	$ 282	$ 151	$ 175
Consumer	2,547	1,876	1,446	1,111	1,423
Total accruing loans past due 90 days or more	$ 3,189	$ 21,689	$ 1,728	$ 1,263	$ 1,598
Restructured loans (accruing)[a]					
Commercial	$ 475	$ 306	$ 13,093	$ 22,763	$ 41,119
Consumer	3,057	2,414	19,775	19,768	10,973
Total restructured loans (accruing)	$ 3,531	$ 2,719	$ 32,868	$ 42,530	$ 52,092
Nonaccrual restructured loans (included in nonaccrual loans)[a]	$ 2,581	$ 805	$ 20,127	$ 17,426	$ 20,190
Ratios					
Nonaccrual loans to total loans	0.41 %	0.51 %	0.39 %	0.54 %	0.86 %
NPAs to total loans plus OREO and repossessed assets	0.48 %	0.55 %	0.44 %	0.66 %	0.92 %
NPAs to total assets	0.34 %	0.39 %	0.32 %	0.46 %	0.67 %
Allowance for credit losses on loans to nonaccrual loans	326.40 %	258.98 %	315.34 %	245.16 %	204.63 %

Table 10 Nonperforming Assets (continued)

		As of December 31,			
($ in thousands)	2024	2023	2022	2021	2020
Accruing loans 30-89 days past due					
Commercial and industrial	$ 1,260	$ 5,565	$ 6,283	$ 715	$ 6,119
Commercial real estate — owner occupied	1,634	358	230	163	373
Commercial and business lending	2,893	5,923	6,512	878	6,492
Commercial real estate — investor	36,391	18,697	1,067	616	12,793
Real estate construction	21	—	39	1,620	991
Commercial real estate lending	36,412	18,697	1,105	2,236	13,784
Total commercial	39,305	24,619	7,618	3,114	20,276
Residential mortgage	14,892	13,446	9,874	6,169	10,385
Auto finance	14,850	17,386	9,408	11	57
Home equity	4,625	4,208	5,607	3,711	4,802
Other consumer	3,128	2,166	1,610	2,307	1,543
Total consumer	37,496	37,205	26,499	12,198	16,786
Total accruing loans 30-89 days past due	$ 76,801	$ 61,825	$ 34,117	$ 15,312	$ 37,062

(a) On January 1, 2023, the Corporation adopted ASU 2022-02. Under this update, TDRs were eliminated and replaced with a modified loan classification. As a result, amounts reported for 2023 and forward will not be comparable to periods reported for 2022 and prior.

Nonaccrual loans: Nonaccrual loans are considered to be one indicator of potential future loan losses. See management's accounting policy for nonaccrual loans in Note 1 Summary of Significant Accounting Policies and Note 3 Loans of the notes to consolidated financial statements for additional nonaccrual loan disclosures. See also sections Credit Risk and Allowance for Credit Losses on Loans.

Accruing loans past due 90 days or more: Loans past due 90 days or more but still accruing interest are classified as such where the underlying loans are both well-secured (the collateral value is sufficient to cover principal and accrued interest) and are in the process of collection.

Restructured loans: Loans are considered restructured loans if concessions have been granted to borrowers that are experiencing financial difficulty. See also Note 3 Loans of the notes to consolidated financial statements for additional restructured loans disclosures.

OREO: Management actively seeks to ensure OREO properties held are monitored to minimize the Corporation's risk of loss.

Allowance for Credit Losses on Loans

Credit risks within the loan portfolio are inherently different for each loan type. Credit risk is controlled and monitored through the use of lending standards, a thorough review of potential borrowers, and ongoing review of loan payment performance. Active asset quality administration, including early problem loan identification and timely resolution of problems, aids in the management of credit risk and the minimization of loan losses. Credit risk management for each loan type is discussed in the section entitled Credit Risk. See Note 3 Loans of the notes to consolidated financial statements for additional disclosures on the ACLL.

To assess the appropriateness of the ACLL, the Corporation focuses on the evaluation of many factors, including but not limited to: evaluation of facts and issues related to specific loans, management's ongoing review and grading of the loan portfolio, credit report refreshes, consideration of historical loan loss and delinquency experience on each portfolio category, trends in past due and nonaccrual loans, the risk characteristics of the various classifications of loan segments, changes in the size and character of the loan portfolio, concentrations of loans to specific borrowers or industries, existing economic conditions and economic forecasts, the fair value of underlying collateral, funding assumptions on lines, and other qualitative and quantitative factors which could affect potential credit losses. The forecast the Corporation used for December 31, 2024 was the Moody's baseline scenario from November 2024, which was reviewed against the December 2024 baseline scenario with no material updates made, over a two year reasonable and supportable period with straight-line reversion to historical losses over the second year of the period. Assessing these factors involves significant judgment. Because each of the criteria used is subject to change, the ACLL is not necessarily indicative of the trend of future credit losses on loans in any particular segment. Therefore, management considers the ACLL a critical accounting estimate, see section Critical Accounting Estimates for additional information on the ACLL. See section Nonperforming Assets for a detailed discussion on asset quality. See also Note 3 Loans of the notes to consolidated financial statements for additional ACLL disclosures. Table 5 provides information on loan growth and period end loan composition, Table 10 provides additional information regarding NPAs, and Table 11 and Table 12 provide additional information regarding activity in the ACLL.

The loan segmentation used in calculating the ACLL at December 31, 2024 and December 31, 2023 was generally comparable. The methodology to calculate the ACLL consists of the following components: a valuation allowance estimate is established for commercial and consumer loans determined by the Corporation to be individually evaluated, using discounted cash flows, estimated fair value of underlying collateral, and/or other data available. Loans are segmented for criticized loan pools by loan type as well as for non-criticized loan pools by loan type, primarily based on risk rating rates after considering loan type, historical loss and delinquency experience, credit quality, and industry classifications. Loans that have been criticized are considered to have a higher risk of default than non-criticized loans, as circumstances were present to support the lower loan grade, warranting higher loss factors. Additionally, management allocates ACLL to absorb losses that may not be provided for by the other components due to qualitative factors evaluated by management, such as limitations within the credit risk grading process, known current economic or business conditions that may not yet show in trends, industry or other concentrations with current issues that impose higher inherent risks than are reflected in the loss factors, and other relevant considerations. The total allowance is available to absorb losses from any segment of the loan portfolio.

Table 11 Allowance for Credit Losses on Loans

	Years Ended December 31,				
($ in thousands)	2024	2023	2022	2021	2020
Allowance for loan losses					
Balance at beginning of period	$ 351,094	$ 312,720	$ 280,015	$ 383,702	$ 201,371
Cumulative effect of ASU 2016-13 adoption (CECL)	N/A	N/A	N/A	N/A	112,457
Balance at beginning of period, adjusted	351,094	312,720	280,015	383,702	313,828
Provision for loan losses	81,000	87,000	34,000	(80,000)	164,457
Provision for loan losses recorded at acquisition	—	—	—	—	2,543
Gross up of allowance for PCD loans at acquisition	—	—	—	—	3,504
Loans charged off					
Commercial and industrial	(47,517)	(45,687)	(4,491)	(21,564)	(80,320)
Commercial real estate — owner occupied	(3)	(25)	—	—	(419)
Commercial and business lending	(47,520)	(45,713)	(4,491)	(21,564)	(80,739)
Commercial real estate — investor	(11,187)	(252)	(50)	(14,346)	(22,920)
Real estate construction	—	(25)	(48)	(5)	(19)
Commercial real estate lending	(11,187)	(277)	(98)	(14,351)	(22,938)
Total commercial	(58,707)	(45,989)	(4,588)	(35,915)	(103,677)
Residential mortgage	(1,029)	(952)	(567)	(880)	(1,867)
Auto finance	(9,541)	(5,950)	(1,041)	(22)	(7)
Home equity	(216)	(424)	(587)	(668)	(1,719)
Other consumer	(6,922)	(5,453)	(3,363)	(3,168)	(4,783)
Total consumer	(17,709)	(12,779)	(5,558)	(4,738)	(8,376)
Total loans charged off	(76,415)	(58,768)	(10,146)	(40,652)	(112,053)
Recoveries of loans previously charged off					
Commercial and industrial	2,148	3,015	5,282	8,564	7,004
Commercial real estate — owner occupied	7	11	13	120	147
Commercial and business lending	2,155	3,026	5,295	8,684	7,151
Commercial real estate — investor	—	3,016	50	3,162	643
Real estate construction	65	80	106	126	49
Commercial real estate lending	65	3,095	156	3,288	692
Total commercial	2,220	6,121	5,451	11,972	7,844
Residential mortgage	280	541	908	841	500
Auto finance	2,905	1,241	98	31	25
Home equity	1,366	1,262	1,385	2,854	1,978
Other consumer	1,096	978	1,010	1,267	1,076
Total consumer	5,647	4,021	3,401	4,993	3,579
Total recoveries	7,867	10,142	8,852	16,965	11,422
Net (charge offs)	(68,549)	(48,626)	(1,294)	(23,687)	(100,631)
Balance at end of period	$ 363,545	$ 351,094	$ 312,720	$ 280,015	$ 383,702
Allowance for unfunded commitments					
Balance at beginning of period	$ 34,776	$ 38,776	$ 39,776	$ 47,776	$ 21,907
Cumulative effect of ASU 2016-13 adoption (CECL)	N/A	N/A	N/A	N/A	18,690
Balance at beginning of period, adjusted	34,776	38,776	39,776	47,776	40,597
Provision for unfunded commitments	4,000	(4,000)	(1,000)	(8,000)	7,000
Amount recorded at acquisition	—	—	—	—	179
Balance at end of period	$ 38,776	$ 34,776	$ 38,776	$ 39,776	$ 47,776
Allowance for credit losses on loans	$ 402,322	$ 385,870	$ 351,496	$ 319,791	$ 431,478
Provision for credit losses on loans	85,000	83,000	33,000	(88,000)	174,000

Table 11 Allowance for Credit Losses on Loans (continued)

($ in thousands)		2024		2023		2022		2021		2020
Years Ended December 31,										
Net loan (charge offs) recoveries										
Commercial and industrial	$	(45,369)	$	(42,672)	$	791	$	(13,000)	$	(73,316)
Commercial real estate — owner occupied		4		(15)		13		120		(272)
Commercial and business lending		(45,365)		(42,687)		804		(12,880)		(73,588)
Commercial real estate — investor		(11,187)		2,763		—		(11,184)		(22,277)
Real estate construction		65		55		58		121		31
Commercial real estate lending		(11,122)		2,819		58		(11,063)		(22,246)
Total commercial		(56,487)		(39,868)		862		(23,943)		(95,834)
Residential mortgage		(750)		(411)		341		(38)		(1,367)
Auto finance		(6,637)		(4,709)		(943)		9		19
Home equity		1,150		837		798		2,186		259
Other consumer		(5,826)		(4,475)		(2,353)		(1,901)		(3,707)
Total consumer		(12,062)		(8,758)		(2,157)		256		(4,797)
Total net (charge offs)	$	(68,549)	$	(48,626)	$	(1,294)	$	(23,687)	$	(100,631)
Ratios										
Allowance for credit losses on loans to total loans		1.35 %		1.32 %		1.22 %		1.32 %		1.76 %
Allowance for credit losses on loans to net charge offs		5.9x		7.9x		N/M		13.5x		4.3x
Loan evaluation method for ACLL										
Individually evaluated for impairment	$	5,689	$	15,492	$	10,324	$	15,194	$	79,831
Collectively evaluated for impairment		396,632		370,378		341,172		304,597		351,646
Total ACLL	$	402,322	$	385,870	$	351,496	$	319,791	$	431,478
Loan balance										
Individually evaluated for impairment	$	37,172	$	62,712	$	76,577	$	115,643	$	259,497
Collectively evaluated for impairment		29,731,414		29,153,505		28,722,992		24,109,306		24,192,227
Total loan balance	$	29,768,586	$	29,216,218	$	28,799,569	$	24,224,949	$	24,451,724

Table 12 Net (Charge Offs) Recoveries[a]

(In basis points)	2024	2023	2022	2021	2020
Years Ended December 31,					
Net loan (charge offs) recoveries					
Commercial and industrial	(46)	(44)	1	(16)	(86)
Commercial real estate — owner occupied	—	—	—	1	(3)
Commercial and business lending	(41)	(39)	1	(14)	(78)
Commercial real estate — investor	(22)	5	—	(26)	(54)
Real estate construction	—	—	—	1	—
Commercial real estate lending	(15)	4	—	(18)	(38)
Total commercial	(31)	(22)	1	(16)	(63)
Residential mortgage	(1)	—	—	—	(2)
Auto finance	(26)	(26)	(12)	4	14
Home equity	19	14	13	34	3
Other consumer	(219)	(161)	(79)	(65)	(117)
Total consumer	(11)	(8)	(2)	—	(5)
Total net (charge offs)	(23)	(16)	—	(10)	(41)

(a) Ratio of net charge offs to average loans by loan type.

Notable Contributions to the Change in the Allowance for Credit Losses on Loans

- Total loans increased $552 million, or 2%, from December 31, 2023, driven by increases in commercial and industrial lending, auto finance, and CRE-investor lending, partially offset by a decrease in residential mortgage lending, mainly due to the Corporation's balance sheet repositioning in December 2024, and real estate construction lending. See also Note 3 Loans of the notes to consolidated financial statements for additional information on loans.

- Total nonaccrual loans decreased $26 million, or 17%, from December 31, 2023, primarily driven by a decrease in nonaccrual loans within the Corporation's commercial and industrial portfolio, partially offset by an increase in nonaccrual loans within the CRE-investor portfolio. See also Note 3 Loans of the notes to consolidated financial statements and section Nonperforming Assets for additional disclosures on the changes in asset quality.

- For the year ended December 31, 2024, net charge offs increased $20 million, or 41%, from December 31, 2023, primarily driven by an increase in net charge offs in the Corporation's CRE-investor portfolio. See Tables 11 and 12 for additional information regarding the activity in the ACLL.

Management believes the level of ACLL to be appropriate at December 31, 2024.

Consolidated net income and stockholders' equity could be affected if management's estimate of the ACLL is subsequently materially different, requiring additional or less provision for credit losses to be recorded. Management carefully considers numerous detailed and general factors, its assumptions, and the likelihood of materially different conditions that could alter its assumptions. While management uses currently available information to recognize losses on loans, future adjustments to the ACLL may be necessary based on newly received appraisals, updated commercial customer financial statements, rapidly deteriorating customer cash flow, and changes in economic conditions that affect our customers. Additionally, larger credit relationships do not inherently create more risk, but can create wider fluctuations in net charge offs and asset quality measures. As an integral part of their examination processes, various federal and state regulatory agencies also review the ACLL. These agencies may require additions to the ACLL or may require that certain loan balances be charged off or downgraded into criticized loan categories when their credit evaluations differ from those of management, based on their judgments about information available to them at the time of their examinations.

Investment Securities Portfolio

Management of the investment securities portfolio involves the maximization of income while actively monitoring the portfolio's liquidity, market risk, quality of the investment securities, and its role in balance sheet and capital management. The Corporation classifies its investment securities as AFS, HTM, or equity securities on the consolidated balance sheets at the time of purchase. Securities classified as AFS may be sold from time to time in order to help manage interest rate risk, liquidity, credit quality, capital levels, or to take advantage of relative value opportunities in the marketplace. Investment securities classified as AFS and equity are carried at fair value on the consolidated balance sheets, while investment securities classified as HTM are carried at amortized cost on the consolidated balance sheets.

Table 13 Investment Securities Portfolio

($ in thousands)	At December 31,					
	2024	% of Total	2023	% of Total	2022	% of Total
AFS investment securities						
Amortized cost						
U.S. Treasury securities	$ —	— %	$ 39,984	1 %	$ 124,441	4 %
Agency securities	—	— %	—	— %	15,000	1 %
Obligations of state and political subdivisions (municipal securities)	3,063	— %	94,008	3 %	235,693	8 %
Residential mortgage-related securities:						
FNMA/FHLMC	120,272	3 %	1,274,052	34 %	1,820,642	61 %
GNMA	4,236,199	92 %	2,021,242	54 %	502,537	17 %
Commercial mortgage-related securities:						
FNMA/FHLMC	18,332	— %	18,691	— %	19,038	1 %
GNMA	116,275	3 %	161,928	4 %	115,031	4 %
Asset backed securities:						
FFELP	108,319	2 %	135,832	4 %	157,138	5 %
SBA	495	— %	1,077	— %	4,512	— %
Other debt securities	3,000	— %	3,000	— %	3,000	— %
Total amortized cost	$ 4,605,954	100 %	$ 3,749,814	100 %	$ 2,997,032	100 %
Fair value						
U.S. Treasury securities	$ —	— %	$ 35,902	1 %	$ 109,378	4 %
Agency securities	—	— %	—	— %	13,532	— %
Obligations of state and political subdivisions (municipal securities)	3,005	— %	91,817	3 %	230,714	8 %
Residential mortgage-related securities:						
FNMA/FHLMC	110,928	2 %	1,120,794	31 %	1,604,610	59 %
GNMA	4,227,727	92 %	2,042,675	57 %	497,596	18 %
Commercial mortgage-related securities:						
FNMA/FHLMC	17,000	— %	16,937	— %	17,142	1 %
GNMA	111,475	2 %	154,793	4 %	110,462	4 %
Asset backed securities:						
FFELP	107,839	2 %	133,975	4 %	151,191	6 %
SBA	471	— %	1,051	— %	4,477	— %
Other debt securities	2,989	— %	2,950	— %	2,922	— %
Total fair value and carrying value	$ 4,581,434	100 %	$ 3,600,892	100 %	$ 2,742,025	100 %
Net unrealized holding (losses)	$ (24,520)		$ (148,922)		$ (255,007)	

Table 13 Investment Securities Portfolio (continued)

($ in thousands)		2024	% of Total		2023	% of Total		2022	% of Total
At December 31,									
HTM investment securities									
Amortized cost									
U.S. Treasury securities	$	1,000	— %	$	999	— %	$	999	— %
Obligations of state and political subdivisions (municipal securities)		1,659,722	44 %		1,682,473	44 %		1,732,351	44 %
Residential mortgage-related securities:									
FNMA/FHLMC		885,476	24 %		941,973	24 %		961,231	24 %
GNMA		43,693	1 %		48,979	1 %		52,979	1 %
Private-label		324,182	9 %		345,083	9 %		364,728	9 %
Commercial mortgage-related securities:									
FNMA/FHLMC		772,456	21 %		780,995	20 %		778,796	20 %
GNMA		52,219	1 %		59,733	2 %		69,369	2 %
Total amortized cost and carrying value	$	3,738,747	100 %	$	3,860,235	100 %	$	3,960,451	100 %
Fair value									
U.S. Treasury securities	$	999	— %	$	963	— %	$	936	— %
Obligations of state and political subdivisions (municipal securities)		1,486,642	47 %		1,554,059	46 %		1,551,647	46 %
Residential mortgage-related securities:									
FNMA/FHLMC		721,946	23 %		804,393	24 %		816,771	24 %
GNMA		39,927	1 %		46,170	1 %		49,628	1 %
Private-label		266,353	8 %		289,507	9 %		303,505	9 %
Commercial mortgage-related securities:									
FNMA/FHLMC		623,595	20 %		632,914	19 %		615,839	18 %
GNMA		46,032	1 %		52,619	2 %		62,691	2 %
Total fair value	$	3,185,494	100 %	$	3,380,624	100 %	$	3,401,018	100 %
Net unrealized holding (losses)	$	(553,253)		$	(479,610)		$	(559,433)	
Equity securities									
Equity securities carrying value and fair value	$	23,242	100 %	$	41,651	100 %	$	25,216	100 %

At December 31, 2024, the Corporation's investment securities portfolio did not contain securities of any single non-government or non-GSE issuer that were payable from and secured by the same source of revenue or taxing authority where the aggregate carrying value of such securities exceeded 5% of stockholders' equity.

During the fourth quarter of 2024 as part of the balance sheet repositioning, the Corporation sold lower yielding AFS securities with a carrying value of $1.1 billion at a net loss of $148 million and reinvested the proceeds into higher yielding and lower risk-weighted GNMA securities.

During the fourth quarter of 2023 as part of the balance sheet repositioning, the Corporation sold lower yielding AFS securities with a carrying value of $715 million at a net loss of $65 million and reinvested the proceeds into higher yielding and lower risk-weighted GNMA securities.

The Corporation did not recognize any credit-related write-downs to the allowance for credit losses on investments during 2024, 2023, or 2022. See Note 1 Summary of Significant Accounting Policies for management's accounting policy for investment securities and Note 2 Investment Securities of the notes to consolidated financial statements for additional investment securities disclosures.

AFS and HTM Securities

U.S. Treasury Securities: U.S. Treasury Securities, including Treasury bills, notes, and bonds, are debt obligations issued by the U.S. Department of the Treasury and are backed by the full faith and credit of the U.S. government.

Municipal Securities: The municipal securities relate to various state and political subdivisions and school districts. The municipal securities portfolio is regularly assessed for credit quality and deterioration.

Agency Residential and Agency Commercial Mortgage-Related Securities: Residential and commercial mortgage-related securities include predominantly GNMA, FNMA, and FHLMC MBS and CMOs. The fair value of these mortgage-related securities is subject to inherent risks, such as prepayment risk and interest rate changes.

AFS Securities

Agency Securities: Agency securities are debt obligations that are issued by a U.S. GSE or other federally related entity, and have an implied guarantee from the U.S. government.

FFELP Asset Backed Securities: FFELP asset backed securities are collateralized with government guaranteed student loans.

SBA Asset Backed Securities: SBA asset backed securities are securities whose underlying assets are loans from the SBA. These loans are backed by the U.S. government.

Other Debt Securities: Other debt securities are primarily comprised of debt securities that mature within 3 years and have a rating of A.

HTM Securities

Private-Label Residential Mortgage-Related Securities: Private-label residential mortgage-related securities are the most senior AAA-rated tranche CMO securities issued by a non-agency sponsor and collateralized by Prime Jumbo residential mortgage loans.

Equity Securities

Equity Securities with Readily Determinable Fair Values: The Corporation's portfolio of equity securities with readily determinable fair values is primarily comprised of mutual funds.

Equity Securities without Readily Determinable Fair Values: The Corporation's portfolio of equity securities without readily determinable fair values primarily consists of an investment in a private loan fund, and historically, Visa Class B restricted shares, the latter which the Corporation sold all remaining shares during the first quarter of 2024.

Regulatory Stock (FHLB and Federal Reserve System)

In addition to the AFS, HTM, and equity investment securities noted above, the Corporation is also required to hold certain regulatory stock. The Corporation is required to maintain Federal Reserve Bank stock and FHLB stock as member banks of both the Federal Reserve System and the FHLB, and in amounts as required by these institutions. See Note 2 Investment Securities of the notes to consolidated financial statements for additional information on the regulatory stock.

Table 14 Investment Securities Portfolio Maturity Distribution[a]

	December 31, 2024		
($ in thousands)	Amortized Cost	Fair Value	Weighted Average Yield[b]
AFS securities			
Obligations of state and political subdivisions (municipal securities)			
After one but within five years	$ 1,040 $	1,033	4.04 %
After five years but within ten years	1,390	1,387	4.68 %
After ten years	633	585	4.46 %
Total obligations of state and political subdivisions (municipal securities)	$ 3,063 $	3,005	4.42 %
Agency residential mortgage-related securities			
Within one year	$ 8,875 $	8,865	5.35 %
After one but within five years	3,953,356	3,944,743	5.41 %
After five years but within ten years	349,831	341,427	4.53 %
After ten years	44,409	43,621	5.43 %
Total agency residential mortgage-related securities	$ 4,356,471 $	4,338,655	5.34 %
Agency commercial mortgage-related securities			
Within one year	$ 1,007 $	971	2.32 %
After one but within five years	86,319	82,872	3.83 %
After five years but within ten years	47,281	44,632	3.96 %
Total agency commercial mortgage-related securities	$ 134,607 $	128,475	3.87 %
Asset backed securities			
Within one year	$ 7 $	7	5.05 %
After one but within five years	108,807	108,303	6.17 %
Total asset backed securities	$ 108,814 $	108,310	6.17 %
Other debt securities			
Within one year	$ 1,000 $	997	3.30 %
After one but within five years	2,000	1,993	4.74 %
Total other debt securities	$ 3,000 $	2,989	4.26 %
Total AFS securities	$ 4,605,954 $	4,581,434	5.31 %

Table 14 Investment Securities Portfolio Maturity Distribution (continued)[a]

($ in thousands)	December 31, 2024		
	Amortized Cost	Fair Value	Weighted Average Yield[b]
HTM securities			
U.S. Treasury securities			
Within one year	$ 1,000	$ 999	1.20 %
Total U.S. Treasury securities	$ 1,000	$ 999	1.20 %
Obligations of state and political subdivisions (municipal securities)			
Within one year	$ 16,800	$ 16,747	3.73 %
After one but within five years	62,054	61,286	3.95 %
After five years but within ten years	187,803	179,653	3.93 %
After ten years	1,393,065	1,228,957	3.71 %
Total obligations of state and political subdivisions (municipal securities)	$ 1,659,722	$ 1,486,642	3.74 %
Agency residential mortgage-related securities			
After one but within five years	$ 21,253	$ 19,483	3.29 %
After five years but within ten years	205,110	167,033	2.46 %
After ten years	702,806	575,358	2.18 %
Total agency residential mortgage-related securities	$ 929,169	$ 761,874	2.27 %
Private-label residential mortgage-related securities			
After one but within five years	$ 3,746	$ 3,216	2.28 %
After five years but within ten years	320,436	263,138	2.36 %
Total private-label residential mortgage-related securities	$ 324,182	$ 266,353	2.35 %
Agency commercial mortgage-related securities			
Within one year	$ 3,785	$ 3,604	2.34 %
After one but within five years	247,091	210,027	1.59 %
After five years but within ten years	427,102	346,324	2.10 %
After ten years	146,697	109,671	2.12 %
Total agency commercial mortgage-related securities	$ 824,675	$ 669,626	1.95 %
Total HTM securities	$ 3,738,747	$ 3,185,494	2.86 %
Equity securities			
Equity securities with readily determinable fair values	$ 10,670	$ 10,670	— %
Equity securities without readily determinable fair values	12,572	12,572	— %
Total equity securities	$ 23,242	$ 23,242	— %

(a) Expected maturities will differ from contractual maturities, as borrowers may have the right to call or repay obligations with or without call or prepayment penalties.
(b) Yields on tax-exempt securities are computed on a fully tax-equivalent basis using a tax rate of 21% and are net of the effects of certain disallowed interest deductions.

Deposits and Customer Funding

The following table summarizes the composition of our deposits and customer funding:

Table 15 Period End Deposit and Customer Funding Composition

| | As of December 31, | | | | | |
| | 2024 | | 2023 | | 2022 | |
($ in thousands)	Amount	% of Total	Amount	% of Total	Amount	% of Total
Noninterest-bearing demand	$ 5,775,657	17 %	$ 6,119,956	18 %	$ 7,760,811	26 %
Savings	5,133,295	15 %	4,835,701	14 %	4,604,848	16 %
Interest-bearing demand	9,124,741	26 %	8,843,967	26 %	7,100,727	24 %
Money market	6,637,915	19 %	6,330,453	19 %	8,239,610	28 %
Brokered CDs	4,276,309	12 %	4,447,479	13 %	541,916	2 %
Other time deposits	3,700,518	11 %	2,868,494	9 %	1,388,242	5 %
Total deposits	34,648,434	100 %	33,446,049	100 %	29,636,154	100 %
Other customer funding[a]	100,044		106,620		261,767	
Total deposits and other customer funding	$ 34,748,478		$ 33,552,669		$ 29,897,921	
Network transaction deposits[b]	$ 1,758,388		$ 1,566,139		$ 979,003	
Net deposits and other customer funding[c]	$ 28,713,780		$ 27,539,051		$ 28,377,001	

(a) Includes repurchase agreements and commercial paper.
(b) Included above in interest-bearing demand and money market.
(c) Total deposits and other customer funding, excluding brokered CDs and network transaction deposits.

- Total deposits, which are the Corporation's largest source of funds, increased $1.2 billion, or 4%, from December 31, 2023.

- Other time deposits increased $832 million, or 29%, from December 31, 2023.

- Uninsured deposits were $15.5 billion and $14.8 billion at December 31, 2024 and 2023, respectively. Estimated uninsured and uncollateralized deposits, excluding intercompany deposits, were 23.0% of total deposits at December 31, 2024, compared to 22.7% at December 31, 2023 and 30.1% at December 31, 2022.

Table 16 Maturity Distribution – Time Deposits of $250,000 or More

($ in thousands)	December 31, 2024
Three months or less	$ 333,936
Over three months through six months	301,734
Over six months through twelve months	119,747
Over twelve months	2,259
Total	$ 757,675

Selected period end deposit information is detailed in Note 7 Deposits of the notes to consolidated financial statements, including a maturity distribution of all time deposits at December 31, 2024. See Table 1 for additional information on average deposit balances and deposit rates.

Other Funding Sources

Short-Term Funding: Short-term funding is comprised of short-term FHLB advances (with original contractual maturities less than one year), federal funds purchased, securities sold under agreements to repurchase, and historically, commercial paper. Many short-term funding sources are secured with collateral, expected to be reissued, and, therefore, do not represent an immediate need for cash. The organization manages to a multitude of liquidity risk limits which consider availability of short-term funding sources across a spectrum of stress scenarios, among other risk-based assumptions. Short-term funding sources at December 31, 2024 were $1.7 billion, an increase of $654 million, or 61%, from December 31, 2023, driven by a $510 million, or 69%, increase in short-term FHLB advances.

Long-Term Funding: Long-term funding is comprised of long-term FHLB advances (with original contractual maturities greater than one year), senior notes, subordinated notes, and finance leases. Long-term funding at December 31, 2024 was $1.4 billion, a decrease of $300 million, or 17%, from December 31, 2023, driven by a $598 million, or 49%, decrease in long-term FHLB advances, partially offset by the issuance of $300 million in aggregate principal amount of senior notes during the third quarter of 2024.

See Note 8 Short and Long-Term Funding of the notes to consolidated financial statements for additional information on short-term and long-term funding. See Table 1 for additional information on average funding and rates.

Liquidity

The objective of liquidity risk management is to ensure that the Corporation has the ability to generate sufficient cash or cash equivalents in a timely and cost-effective manner to satisfy the cash flow requirements of depositors and borrowers and to meet its other commitments as they become due. The Corporation's liquidity risk management process is designed to identify, measure, and manage the Corporation's funding and liquidity risk to meet its daily funding needs in the ordinary course of business, as well as to address expected and unexpected changes in its funding requirements. The Corporation engages in various activities to manage its liquidity risk, including diversifying its funding sources, stress testing, and holding readily-marketable assets which can be used as a source of liquidity, if needed.

The Corporation performs dynamic scenario analysis in accordance with industry best practices. Measures have been established to ensure the Corporation has sufficient high quality short-term liquidity to meet cash flow requirements under stressed scenarios. In addition, the Corporation also reviews static measures such as deposit funding as a percent of total assets and liquid asset levels. Strong capital ratios, credit quality, and core earnings are also essential to maintaining cost effective access to wholesale funding markets. At December 31, 2024, the Corporation was in compliance with its internal liquidity objectives and had sufficient asset-based liquidity to meet its obligations even under a stressed scenario.

The Corporation maintains diverse and readily available liquidity sources, including:

- Lines of credit with the Federal Reserve Bank and FHLB, which require eligible loan and investment collateral to be pledged. Based on the amount of collateral pledged, the FHLB established a collateral value from which the Bank may draw advances, and issue letters of credit in favor of public fund depositors, against the collateral. As of December 31, 2024, the Bank had $7.1 billion available for future funding. The Federal Reserve Bank also establishes a collateral value of assets to support borrowings from the discount window. As of December 31, 2024, the Bank had $2.8 billion available for discount window borrowings.

- A $200 million Parent Company commercial paper program, of which none was outstanding at December 31, 2024.

- Dividends and service fees from subsidiaries, as well as the proceeds from issuance of capital, which are also funding sources for the Parent Company.

- Acquisition related equity issuances by the Parent Company; the Corporation has filed a shelf registration statement with the SEC under which the Parent Company may, from time to time, offer shares of the Corporation's common stock in connection with acquisitions of businesses, assets, or securities of other companies.

- Other issuances by the Parent Company; the Corporation maintains on file with the SEC a universal shelf registration statement, under which the Parent Company may offer the following securities, either separately or in units: debt securities, preferred stock, depositary shares, common stock, and warrants.

- Bank issuances; the Bank may also issue institutional CDs, network transaction deposits, and brokered CDs.

- Global Bank Note Program issuances; the Bank has implemented a program pursuant to which it may offer up to $2.0 billion aggregate principal amount of its unsecured senior and subordinated notes.

The following table presents secured and total available liquidity sources, estimated uninsured and uncollateralized deposits (excluding intercompany deposits), and coverage of estimated uninsured and uncollateralized deposits.

Table 17 Liquidity Sources and Uninsured Deposit Coverage Ratio

($ in thousands)	December 31, 2024	September 30, 2024	June 30, 2024	March 31, 2024	December 31, 2023
Federal Reserve Bank balance	$ 451,298	$ 405,776	$ 482,362	$ 419,554	$ 421,848
Available FHLB Chicago capacity	7,097,420	6,164,539	5,184,341	7,035,768	5,985,385
Available Federal Reserve Bank discount window capacity	2,778,294	2,981,211	2,336,073	1,438,992	1,433,655
Available BTFP capacity	—	—	—	—	522,465
Funding available within one business day[a]	10,327,012	9,551,527	8,002,776	8,894,314	8,363,353
Available federal funds lines	1,164,000	1,401,000	1,406,000	1,495,000	1,550,000
Available brokered deposits capacity[b]	418,198	520,809	679,089	446,513	138,512
Unsecured debt capacity[c]	1,000,000	1,000,000	1,000,000	1,000,000	1,000,000
Total available liquidity	$ 12,909,210	$ 12,473,336	$ 11,087,865	$ 11,835,827	$ 11,051,865
Uninsured and uncollateralized deposits	$ 7,954,259	$ 7,492,684	$ 7,174,369	$ 7,710,911	$ 7,586,047
Coverage ratio of uninsured and uncollateralized deposits with secured funding available within one business day	130 %	127 %	112 %	115 %	110 %
Coverage ratio of uninsured and uncollateralized deposits with total funding	162 %	166 %	155 %	153 %	146 %

(a) Estimated based on normal course of operations with indicated institution.
(b) Availability based on internal policy limitations. The Corporation includes outstanding deposits that have received a primary purpose exemption in the brokered deposit classification as they have similar funding characteristics and risk as brokered deposits.
(c) Estimated availability based on the Corporation's current internal funding considerations.

Based on contractual obligations and ongoing operations, the Corporation's sources of liquidity are sufficient to meet present and future liquidity needs. See Table 20 for information about the Corporation's contractual obligations and other commitments. See section Deposits and Customer Funding for information about uninsured deposits and concentrations.

Credit ratings impact the Corporation's ability to issue debt securities and the cost to borrow money. Adverse changes in credit ratings impact not only the ability to raise funds in the capital markets but also the cost of these funds. For additional information regarding risks related to adverse changes in our credit ratings, see Part I, Item 1A, Risk Factors.

For the year ended December 31, 2024, net cash provided by operating and financing activities was $580 million and $1.7 billion, respectively, while investing activities used net cash of $2.2 billion, for a net increase in cash and cash equivalents of $96 million since year-end 2023. During 2024, total assets increased to $43.0 billion, up $2.0 billion compared to year-end 2023, primarily due to increases in AFS investment securities, at fair value of $981 million, residential loans held for sale of $614 million resulting from a nonrecurring mortgage portfolio sale related to the balance sheet repositioning announced in the fourth quarter of 2024 which closed in January 2025, and loans of $552 million. On the funding side, deposits increased $1.2 billion, mainly driven by increases in other time deposits, money market, savings, and interest-bearing demand of $832 million, $307 million, $298 million, and $281 million, respectively, partially offset by a decrease in noninterest-bearing demand of $344 million. Additionally, other long-term funding increased $296 million, primarily driven by the Corporation's issuance of senior notes in August 2024.

For the year ended December 31, 2023, net cash provided by operating and financing activities was $443 million and $1.3 billion, respectively, while investing activities used net cash of $1.4 billion, for a net increase in cash and cash equivalents of $302 million since year-end 2022. During 2023, total assets increased to $41.0 billion, up $1.6 billion compared to year-end 2022, primarily due to increases in AFS investment securities, at fair value of $859 million and loans of $417 million. On the funding side, deposits increased $3.8 billion, mainly driven by increases in brokered CDs, interest-bearing demand, and other time deposits of $3.9 billion, $1.7 billion, and $1.5 billion, respectively, partially offset by a decrease in noninterest-bearing demand of $1.6 billion. Additionally, FHLB advances were down $2.4 billion as the proceeds from the issuance of brokered CDs and the balance sheet repositioning were used to pay down these advances.

Quantitative and Qualitative Disclosures about Market Risk

Market risk and interest rate risk are managed centrally. Market risk is the potential for loss arising from adverse changes in the fair value of fixed-income securities, equity securities, other earning assets, and derivative financial instruments as a result of changes in interest rates or other factors. Interest rate risk is the potential for reduced net interest income resulting from adverse changes in the level of interest rates. As a financial institution that engages in transactions involving an array of financial products, the Corporation is exposed to both market risk and interest rate risk. In addition to market risk, interest rate risk is measured and managed through a number of methods. The Corporation uses financial modeling simulation techniques that measure the sensitivity of future earnings due to changing rate environments to measure interest rate risk.

Policies established by the Corporation's ALCO and approved by the Board of Directors are intended to limit these risks. The Board has delegated day-to-day responsibility for managing market and interest rate risk to ALCO. The primary objectives of market risk management are to minimize any adverse effect that changes in market risk factors may have on net interest income and to offset the risk of price changes for certain assets recorded at fair value.

Interest Rate Risk

The primary goal of interest rate risk management is to control exposure to interest rate risk within policy limits approved by the Board of Directors. These limits and guidelines reflect the Corporation's risk appetite for interest rate risk over both short-term and long-term horizons.

The major sources of the Corporation's non-trading interest rate risk are timing differences in the maturity and re-pricing characteristics of assets and liabilities, changes in the shape of the yield curve, and the potential exercise of explicit or embedded options. We measure these risks and their impact by identifying and quantifying exposures through the use of sophisticated simulation and valuation models which are employed by management to understand interest rate sensitive EAR and MVE at risk. The Corporation's interest rate risk profile is such that, generally, a higher yield curve adds to income while a lower yield curve has a negative impact on earnings. The Corporation's EAR profile is asset sensitive at December 31, 2024.

MVE and EAR are complementary interest rate risk metrics and should be viewed together. EAR sensitivity captures asset and liability re-pricing mismatches for the first year inclusive of forecast balance sheet changes and is considered a shorter-term measure, while MVE sensitivity captures mismatches within the period end balance sheets through the financial instruments' respective maturities and is considered a longer term measure.

A positive EAR sensitivity in a rising rate environment indicates that over the forecast horizon of one year, asset-based income will increase more quickly than liability-based expense due to the balance sheet composition. A negative MVE sensitivity in a rising rate environment indicates that the value of financial assets will decrease more than the value of financial liabilities.

One of the primary methods that we use to quantify and manage interest rate risk is simulation analysis, which we use to model net interest income and rate-sensitive noninterest items from the Corporation's balance sheet and derivative positions under various interest rate scenarios. As the future path of interest rates is not known with certainty, we use simulation analysis to project rate-sensitive income under many scenarios including implied forward and deliberately extreme and perhaps unlikely scenarios. The analyses may include rapid and gradual ramping of interest rates, rate shocks, basis risk analysis, and yield curve twists. Specific balance sheet management strategies are also analyzed to determine their impact on EAR.

Key assumptions in the simulation analysis (and in the valuation analysis discussed below) relate to the behavior of interest rates and pricing spreads, the changes in product balances, and the behavior of loan and deposit clients in different rate environments. This analysis incorporates several assumptions, the most material of which relate to the re-pricing characteristics and balance fluctuations of deposits with indeterminate or non-contractual maturities, and prepayment of loans and securities.

The sensitivity analysis included below is measured as a percentage change in EAR due to gradual moves in benchmark interest rates from a baseline scenario over 12 months. We evaluate the sensitivity using: 1) a dynamic forecast incorporating expected growth in the balance sheet, and 2) a static forecast where the current balance sheet is held constant.

While a gradual shift in interest rates was used in this analysis to provide an estimate of exposure under a probable scenario, an instantaneous shift in interest rates would have a more significant impact. No EAR breaches occurred during 2024.

Table 18 Estimated % Change in Rate Sensitive EAR Over 12 Months

	Dynamic Forecast December 31, 2024	Static Forecast December 31, 2024	Dynamic Forecast December 31, 2023	Static Forecast December 31, 2023
Gradual Rate Change				
100 bp increase in interest rates	1.0%	0.7%	1.9%	2.2%
200 bp increase in interest rates	2.0%	1.3%	3.8%	4.3%
100 bp decrease in interest rates	(0.5)%	(0.2)%	(1.3)%	(1.5)%
200 bp decrease in interest rates	(1.3)%	(0.8)%	(2.6)%	(3.1)%

We also perform valuation analysis, which we use for discerning levels of risk present in the balance sheet and derivative positions that might not be taken into account in the EAR simulation analysis. Whereas, EAR simulation highlights exposures over a relatively short time horizon, valuation analysis incorporates all cash flows over the estimated remaining life of all balance sheet and derivative positions. The valuation of the balance sheet, at a point in time, is defined as the discounted present value of all asset cash flows and derivative cash flows, minus the discounted present value of all liability cash flows, the net of which is referred to as MVE. The sensitivity of MVE to changes in the level of interest rates is a measure of the longer-term re-pricing risk and options risk embedded in the balance sheet. Unlike the EAR simulation, MVE uses instantaneous changes in rates. Additionally, MVE values only the current balance sheet and does not incorporate the growth assumptions that are used in the EAR simulation. As with EAR simulations, assumptions about the timing and variability of balance sheet cash flows are critical in the MVE analysis. Particularly important are the assumptions driving prepayments and the expected changes in balances and pricing of the indeterminate deposit portfolios. At December 31, 2024, the MVE profile indicates a decrease in net balance sheet value due to instantaneous upward changes in rates and an increase in net balance sheet value due to instantaneous downward changes in rates.

Table 19 Market Value of Equity Sensitivity

	December 31, 2024	December 31, 2023
Instantaneous Rate Change		
100 bp increase in interest rates	(9.1)%	(10.1)%
200 bp increase in interest rates	(18.5)%	(20.1)%
100 bp decrease in interest rates	7.1 %	9.7 %
200 bp decrease in interest rates	12.6 %	18.5 %

Since MVE measures the discounted present value of cash flows over the estimated lives of instruments, the change in MVE does not directly correlate to the degree that earnings would be impacted over a shorter time horizon (i.e., the current year). Further, MVE does not take into account factors such as future balance sheet growth, changes in product mix, changes in yield curve relationships, and changes in product spreads that could mitigate the adverse impact of changes in interest rates. The MVE measure in the 200 bp increase in interest rates scenario is outside of the policy limit, which has been reported to the Corporation's Board.

The above EAR and MVE measures do not include all actions that management may undertake to manage this risk in response to anticipated changes in interest rates.

Contractual Obligations, Commitments, Off-Balance Sheet Arrangements, and Contingent Liabilities

The following table summarizes significant contractual obligations and other commitments at December 31, 2024, at those amounts contractually due to the recipient, including any unamortized premiums or discounts, hedge basis adjustments, or other similar carrying value adjustments.

Table 20 Contractual Obligations and Other Commitments

($ in thousands)	Note Reference	One Year or Less	One to Three Years	Three to Five Years	Over Five Years	Total
Time deposits	7	$ 7,898,330	$ 65,739	$ 12,753	$ 5	$ 7,976,827
Short-term funding	8	470,369	—	—	—	470,369
FHLB advances	8	1,648,752	4,832	199,699	525	1,853,807
Other long-term funding	8	250,089	182	23	587,340	837,635
Operating leases	6	5,400	9,673	7,014	13,509	35,596
Total		$ 10,272,939	$ 80,426	$ 219,489	$ 601,380	$ 11,174,234

The Corporation also has obligations under its retirement plans, derivatives, and lending-related commitments as described in Note 11 Retirement Plans, Note 13 Derivative and Hedging Activities, and Note 15 Commitments, Off-Balance Sheet Arrangements, and Legal Proceedings of the notes to consolidated financial statements, respectively. Further discussion of the nature of each obligation is included in the referenced note to the consolidated financial statements.

Capital

Management actively reviews capital strategies for the Corporation and each of its subsidiaries in light of perceived business risks, future growth opportunities, industry standards, and compliance with regulatory requirements. The assessment of overall capital adequacy depends on a variety of factors, including asset quality, liquidity, stability of earnings, changing competitive forces, economic conditions in markets served, and strength of management. At December 31, 2024, the capital ratios of the Corporation and its banking subsidiaries were in excess of regulatory minimum requirements. The Corporation's capital ratios are summarized in the following table.

Compliance with regulatory minimum capital requirements is a tool used in assessing the Corporation's capital adequacy, but not determinative of how the Corporation would fare under extreme stress. Factors that may affect the adequacy of the Corporation's capital include the inherent limitations of fair value estimates and the assumptions thereof, the inherent limitations of the regulatory risk-weights assigned to various asset types, the inherent limitations of accounting classifications of certain investments and the effect on their measurement, external macroeconomic conditions and their effects on capital and the Corporation's ability to raise capital or refinance capital commitments, and the extent of steps taken by state or federal government authorities in periods of extreme stress.

For additional information regarding the potential for additional regulation and supervision, see Part I, Item 1A, Risk Factors.

Table 21 Capital Ratios

($ in thousands)	As of December 31,		
	2024	**2023**	**2022**
Risk-based capital[a]			
CET1	$ 3,396,836	$ 3,074,938	$ 3,035,578
Tier 1 capital	3,590,948	3,269,050	3,229,690
Total capital	4,282,597	3,997,205	3,680,227
Total risk-weighted assets	33,950,173	32,732,710	32,469,862
Modified CECL transitional amount	22,425	44,851	67,276
CET1 capital ratio	10.01 %	9.39 %	9.35 %
Tier 1 capital ratio	10.58 %	9.99 %	9.95 %
Total capital ratio	12.61 %	12.21 %	11.33 %
Tier 1 leverage ratio	8.73 %	8.06 %	8.59 %
Selected equity and performance ratios			
Total stockholders' equity / total assets	10.70 %	10.18 %	10.19 %
Dividend payout ratio[b]	121.92 %	74.56 %	34.32 %
Return on average assets	0.30 %	0.45 %	1.00 %
Noninterest expense / average assets	1.98 %	2.00 %	2.04 %

(a)The Federal Reserve establishes regulatory capital requirements, including well-capitalized standards for the Corporation. The Corporation follows Basel III, subject to certain transition provisions. These regulatory capital measurements are used by management, regulators, investors, and analysts to assess, monitor, and compare the quality and composition of the Corporation's capital with the capital of other financial services companies.
(b) Ratio is based upon basic earnings per common share.

See Item 5, Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities, for information on the shares repurchased during the fourth quarter of 2024.

See Note 9 Stockholders' Equity and Note 18 Regulatory Matters of the notes to consolidated financial statements for additional capital disclosures.

Table 22 Non-GAAP Measures

($ in thousands)	At or for the Year Ended December 31,				
	2024	**2023**	**2022**	**2021**	**2020**
Selected equity and performance ratios[(a)(b)(c)]					
Tangible common equity / tangible assets	7.82 %	7.11 %	6.97 %	7.86 %	7.94 %
Return on average equity	2.86 %	4.45 %	9.21 %	8.60 %	7.78 %
Return on average tangible common equity	3.99 %	6.44 %	13.77 %	12.99 %	12.31 %
Return on average CET1	3.49 %	5.51 %	12.23 %	12.08 %	11.23 %
Return on average tangible assets	0.32 %	0.48 %	1.05 %	1.07 %	0.95 %
Average stockholders' equity / average assets	10.41 %	10.11 %	10.84 %	11.84 %	11.51 %
Tangible common equity reconciliation[(a)]					
Common equity	$ 4,411,450	$ 3,979,861	$ 3,821,378	$ 3,831,658	$ 3,737,421
Goodwill and other intangible assets, net	(1,136,653)	(1,145,464)	(1,154,274)	(1,163,085)	(1,177,554)
Tangible common equity	$ 3,274,797	$ 2,834,398	$ 2,667,104	$ 2,668,573	$ 2,559,867
Tangible assets reconciliation[(a)]					
Total assets	$ 43,023,068	$ 41,015,855	$ 39,405,727	$ 35,104,253	$ 33,419,783
Goodwill and other intangible assets, net	(1,136,653)	(1,145,464)	(1,154,274)	(1,163,085)	(1,177,554)
Tangible assets	$ 41,886,415	$ 39,870,392	$ 38,251,453	$ 33,941,167	$ 32,242,230
Average tangible common equity and average CET1 reconciliation[(a)]					
Common equity	$ 4,108,251	$ 3,917,026	$ 3,781,658	$ 3,789,331	$ 3,633,259
Goodwill and other intangible assets, net	(1,141,198)	(1,149,939)	(1,158,829)	(1,168,560)	(1,227,561)
Tangible common equity	2,967,052	2,767,087	2,622,829	2,620,771	2,405,698
Modified CECL transitional amount	22,425	44,851	67,276	102,307	115,052
Accumulated other comprehensive loss	188,425	274,874	174,208	1,234	2,643
Deferred tax assets, net	20,954	27,532	34,361	40,011	43,789
Average CET1	$ 3,198,857	$ 3,114,344	$ 2,898,675	$ 2,764,323	$ 2,567,182
Average tangible assets reconciliation[(a)]					
Total assets	$ 41,333,853	$ 40,648,923	$ 36,657,932	$ 34,464,257	$ 34,265,207
Goodwill and other intangible assets, net	(1,141,198)	(1,149,939)	(1,158,829)	(1,168,560)	(1,227,561)
Tangible assets	$ 40,192,655	$ 39,498,984	$ 35,499,103	$ 33,295,697	$ 33,037,646
Adjusted net income reconciliation[(b)]					
Net income	$ 123,145	$ 182,956	$ 366,122	$ 350,994	$ 306,771
Other intangible amortization, net of tax	6,608	6,608	6,608	6,633	7,644
Adjusted net income	$ 129,753	$ 189,564	$ 372,730	$ 357,627	$ 314,415
Adjusted net income available to common equity reconciliation[(b)]					
Net income available to common equity	$ 111,645	$ 171,456	$ 354,622	$ 333,883	$ 288,413
Other intangible amortization, net of tax	6,608	6,608	6,608	6,633	7,644
Adjusted net income available to common equity	$ 118,253	$ 178,064	$ 361,230	$ 340,516	$ 296,057
Efficiency ratio reconciliation[(d)]					
Federal Reserve efficiency ratio	69.58 %	69.70 %	60.36 %	66.33 %	61.76 %
Fully tax-equivalent adjustment	(0.87)%	(1.13)%	(0.92)%	(1.04)%	(0.77)%
Other intangible amortization	(0.75)%	(0.76)%	(0.71)%	(0.84)%	(0.80)%
Fully tax-equivalent efficiency ratio	67.97 %	67.82 %	58.74 %	64.47 %	60.20 %
FDIC special assessment	(0.29)%	(2.32)%	— %	— %	— %
Acquisitions, dispositions, branch sales, and announced initiatives	(7.75)%	(7.02)%	(0.10)%	(0.51)%	4.49 %
Adjusted efficiency ratio	59.93 %	58.48 %	58.65 %	63.96 %	64.70 %

(a) The ratio tangible common equity to tangible assets excludes goodwill and other intangible assets, net. This financial measure has been included as it is considered to be a critical metric with which to analyze and evaluate financial condition and strength.

(b) Adjusted net income and adjusted net income available to common equity, which are used in the calculation of return on average tangible assets and return on average tangible common equity, respectively, add back other intangible amortization, net of tax.

(c) These capital measurements are used by management, regulators, investors, and analysts to assess, monitor, and compare the quality and composition of our capital with the capital of other financial services companies.

(d) The efficiency ratio as defined by the Federal Reserve guidance is noninterest expense (which includes the provision for unfunded commitments) divided by the sum of net interest income plus noninterest income, excluding investment securities gains (losses), net. The fully tax-equivalent efficiency ratio is noninterest expense (which includes the provision for unfunded commitments), excluding other intangible amortization, divided by the sum of fully tax-equivalent net interest income plus noninterest income, excluding investment securities gains (losses), net. The adjusted efficiency ratio is noninterest expense (which includes the provision for unfunded commitments), excluding other intangible amortization, FDIC special assessment costs, acquisition related costs, and announced initiatives, divided by the sum of fully tax-equivalent net interest income plus noninterest income, excluding investment securities gains (losses), net, disposition related net gains, gain on sale of branches, net, and announced initiatives. Management believes the adjusted efficiency ratio is a meaningful measure as it enhances the comparability of net interest income arising from taxable and tax-exempt sources and provides a better measure as to how the Corporation is managing its expenses by adjusting for nonrecurring costs like the FDIC special assessment and announced initiatives.

Segment Review

The reportable segments are Corporate and Commercial Specialty; Community, Consumer and Business; and Risk Management and Shared Services. The financial information of the Corporation's segments was compiled utilizing the accounting policies described in Note 1 Summary of Significant Accounting Policies and Note 20 Segment Reporting of the notes to consolidated financial statements.

Table 23 Selected Segment Financial Data

($ in thousands)		Year Ended December 31,			% Change From	
		2024	2023	2022	2023 to 2024	2022 to 2023
Corporate and Commercial Specialty						
Total revenue	$	600,396 $	553,761 $	467,749	8 %	18 %
Provision for credit losses		66,390	54,302	47,939	22 %	13 %
Noninterest expense		179,291	167,589	156,227	7 %	7 %
Income tax expense		64,346	59,143	47,440	9 %	25 %
Net income		290,369	272,727	216,143	6 %	26 %
Average earning assets		16,232,593	15,856,298	14,151,070	2 %	12 %
Average loans		16,224,504	15,844,450	14,143,971	2 %	12 %
Average deposits		6,936,891	7,289,740	7,359,246	(5)%	(1)%
Community, Consumer, and Business						
Total revenue	$	1,025,863 $	991,136 $	758,942	4 %	31 %
Provision for credit losses		24,759	29,757	22,359	(17)%	33 %
Noninterest expense		530,084	517,323	495,049	2 %	4 %
Income tax expense		97,460	91,770	49,347	6 %	86 %
Net income		373,560	352,286	192,187	6 %	83 %
Average earning assets		12,945,288	13,165,560	11,537,058	(2)%	14 %
Average loans		12,943,509	13,165,560	11,537,058	(2)%	14 %
Average deposits		20,458,411	19,928,414	20,426,201	3 %	(2)%
Risk Management and Shared Services						
Total revenue	$	(588,418) $	(442,142) $	12,999	33 %	N/M
Provision for credit losses		(6,163)	(1,038)	(37,300)	N/M	(97)%
Noninterest expense		109,022	128,770	95,787	(15)%	34 %
Income tax (benefit)		(150,492)	(127,816)	(3,279)	18 %	N/M
Net (loss)		(540,785)	(442,057)	(42,209)	22 %	N/M
Average earning assets		8,989,970	8,608,852	7,864,756	4 %	9 %
Average loans		529,347	524,283	519,312	1 %	1 %
Average deposits		5,995,793	4,124,985	971,738	45 %	N/M

N/M = Not Meaningful

Segment Review 2024 Compared to 2023

Corporate and Commercial Specialty

- Revenue increased $47 million from the year ended December 31, 2023, primarily driven by increased net interest income due to increased interest rates and increased loan balances year over year.

- Provision for credit losses increased $12 million from the year ended December 31, 2023, driven by increased loan balances attributed to the segment.

- Noninterest expense increased $12 million from the year ended December 31, 2023, driven by an $8 million increase in personnel expenses and a $5 million increase in allocated indirect expenses given the increased loan balances.

- Average earning assets and average loans increased $376 million and $380 million, respectively, from the year ended December 31, 2023, primarily as a result of growth within commercial and business lending.

- Average deposit balances decreased $353 million from the year ended December 31, 2023, driven by reductions in money market and noninterest-bearing demand deposits, partially offset by an increase in interest-bearing demand deposits.

Community, Consumer, and Business

- Revenue increased $35 million from the year ended December 31, 2023, driven by a $30 million increase in net interest income due to increased interest rates, which led to a higher allocation of FTP credits to this segment, and a $10 million increase in wealth management fees, partially offset by an $8 million decrease in mortgage banking fee income.

- Noninterest expense increased $13 million from the year ended December 31, 2023, primarily driven by increased allocated indirect expenses.

- Average earning assets and average loan balances decreased $220 million and $222 million, respectively, from the year ended December 31, 2023, primarily driven by the sale of residential mortgages as part of the balance sheet repositioning announced in the fourth quarter of 2024 which closed in January 2025, partially offset by an increase in auto finance loans.

- Average deposit balances increased $530 million from the year ended December 31, 2023, largely driven by increases in time and savings deposits, partially offset by decreases in noninterest-bearing demand and money market deposits.

Risk Management and Shared Services

- Revenue decreased $146 million from the year ended December 31, 2023, primarily due to nonrecurring investment losses on the announced balance sheet repositioning during the fourth quarter of 2024 and lower interest income resulting from growth in higher cost funding sources.

- Noninterest expense decreased $20 million from the year ended December 31, 2023, driven by a $29 million decrease in FDIC expense due to the nonrecurring FDIC special assessment recognized in 2023, offset by an increase in personnel expense and nonrecurring FHLB prepayment penalties which were part of the balance sheet repositioning announced in the fourth quarter of 2024.

- Income tax benefit increased $23 million from the year ended December 31, 2023, primarily due to the strategic reallocation of the investment portfolio announced in the second quarter of 2024.

- Average earning assets increased $381 million from the year ended December 31, 2023, primarily due to an increase in AFS investment securities.

- Average deposit balances increased $1.9 billion from the year ended December 31, 2023, mainly due to increased brokered CDs as we paid down other higher interest sources of funding like FHLB advances.

Critical Accounting Estimates

In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheet and revenues and expenses for the period. Actual results could differ significantly from those estimates. The determination of the ACLL is particularly susceptible to significant change.

The consolidated financial statements of the Corporation are prepared in conformity with U.S. GAAP and follow general practices within the industries in which it operates. This preparation requires management to make estimates, assumptions, and judgments that affect the amounts reported in the financial statements and accompanying notes. These estimates, assumptions, and judgments are based on information available as of the date of the financial statements; accordingly, as this information changes, actual results could differ from the estimates, assumptions, and judgments reflected in the financial statements. Certain estimates inherently have a greater reliance on the use of assumptions and judgments and, as such, have a greater possibility of producing results that could be materially different than originally reported. Management believes the following estimate is both important to the portrayal of the Corporation's financial condition and results of operations and requires subjective or complex judgments and, therefore, management considers the following to be a critical accounting estimate. This critical accounting estimate is discussed directly with the Audit Committee of the Corporation's Board of Directors.

Allowance for Credit Losses on Loans: Management's evaluation process used to determine the appropriateness of the ACLL is subject to the use of estimates, assumptions, and judgments. The evaluation process combines many factors: management's ongoing review and grading of the loan portfolio using a dual risk rating system leveraging probability of default and loss given default, consideration of historical loan loss and delinquency experience, trends in past due and nonaccrual loans, risk characteristics of the various classifications of loans, concentrations of loans to specific borrowers or industries, existing economic conditions and forecasts, the fair value of underlying collateral, and other qualitative and quantitative factors which could affect future credit losses. The Corporation uses Moody's baseline economic forecast within its model. Because current economic conditions and forecasts can change and future events are inherently difficult to predict, the anticipated amount of estimated credit losses on loans, and therefore the appropriateness of the ACLL, could change significantly. It is difficult to estimate how potential changes in any one economic factor or input might affect the overall allowance because a wide variety of factors and inputs are considered in estimating the allowance and changes in those factors and inputs considered may not occur at the same rate and may not be consistent across all product types. Additionally, changes in factors and inputs may be directionally inconsistent, such that improvement in one factor may offset deterioration in others. As an integral part of their examination process, various regulatory agencies also review the ACLL. Such agencies may require additions to the ACLL or may require that certain loan balances be charged off or downgraded into criticized loan categories when their credit evaluations differ from those of management, based on their judgments about information available to them at the time of their examination. A large driver to the ACLL is the overall credit quality of the underlying credits. Deterioration or improvement in credit quality could have a significant impact on the overall level of ACLL. At December 31, 2024, a 10% change in loans classified as special mention or worse would result in a +/- 4 bp change in the ACLL to total loans ratio. The Corporation believes the level of the ACLL is appropriate. See Note 1 Summary of Significant Accounting Policies and Note 3 Loans of the notes to consolidated financial statements as well as the Allowance for Credit Losses on Loans section.

ITEM 7A.	Quantitative and Qualitative Disclosures About Market Risk

Information required by this item is set forth in Item 7, Management's Discussion and Analysis of Financial Condition and Results of Operations, under the captions Quantitative and Qualitative Disclosures about Market Risk and Interest Rate Risk.

ASSOCIATED BANC-CORP
Consolidated Balance Sheets

		December 31,		
(In thousands, except share and per share data)		2024		2023
Assets				
Cash and due from banks	$	544,059	$	484,384
Interest-bearing deposits in other financial institutions		453,590		425,089
Federal funds sold and securities purchased under agreements to resell		21,955		14,350
AFS investment securities, at fair value		4,581,434		3,600,892
HTM investment securities, net, at amortized cost		3,738,687		3,860,160
Equity securities		23,242		41,651
FHLB and Federal Reserve Bank stocks, at cost		179,665		229,171
Residential loans held for sale		646,687		33,011
Commercial loans held for sale		32,634		90,303
Loans		29,768,586		29,216,218
Allowance for loan losses		(363,545)		(351,094)
Loans, net		29,405,041		28,865,124
Tax credit and other investments		258,886		258,067
Premises and equipment, net		379,093		372,978
Bank and corporate owned life insurance		689,000		682,649
Goodwill		1,104,992		1,104,992
Other intangible assets, net		31,660		40,471
Mortgage servicing rights, net		87,683		84,390
Interest receivable		167,772		169,569
Other assets		676,987		658,604
Total assets	$	43,023,068	$	41,015,855
Liabilities and stockholders' equity				
Noninterest-bearing demand deposits	$	5,775,657	$	6,119,956
Interest-bearing deposits		28,872,777		27,326,093
Total deposits		34,648,434		33,446,049
Short-term funding		470,369		326,780
FHLB advances		1,853,807		1,940,194
Other long-term funding		837,635		541,269
Allowance for unfunded commitments		38,776		34,776
Accrued expenses and other liabilities		568,485		552,814
Total liabilities	$	38,417,506	$	36,841,882
Stockholders' equity				
Preferred equity	$	194,112	$	194,112
Common equity				
Common stock	$	1,890	$	1,752
Surplus		2,047,349		1,714,822
Retained earnings		2,919,252		2,946,805
Accumulated other comprehensive (loss)		(74,416)		(171,096)
Treasury stock, at cost		(482,626)		(512,421)
Total common equity		4,411,450		3,979,861
Total stockholders' equity		4,605,562		4,173,973
Total liabilities and stockholders' equity	$	43,023,068	$	41,015,855
Preferred shares authorized (par value $1.00 per share)		750,000		750,000
Preferred shares issued and outstanding		200,000		200,000
Common shares authorized (par value $0.01 per share)		250,000,000		250,000,000
Common shares issued		189,016,409		175,216,409
Common shares outstanding		166,177,658		151,036,674

Numbers may not sum due to rounding.

See accompanying notes to consolidated financial statements.

ASSOCIATED BANC-CORP
Consolidated Statements of Income

(In thousands, except per share data)		For the Years Ended December 31,		
		2024	2023	2022
Interest income				
Interest and fees on loans	$	1,830,241 $	1,720,406 $	992,642
Interest and dividends on investment securities				
Taxable		198,579	146,006	75,444
Tax-exempt		58,572	63,233	65,691
Other interest		35,312	28,408	11,475
Total interest income		2,122,704	1,958,052	1,145,252
Interest expense				
Interest on deposits		901,804	673,624	98,309
Interest on federal funds purchased and securities sold under agreements to repurchase		11,754	12,238	3,480
Interest on other short-term funding		17,597	1	2
Interest on FHLB advances		98,520	196,535	75,487
Interest on long-term funding		45,781	36,080	10,653
Total interest expense		1,075,456	918,479	187,931
Net interest income		1,047,248	1,039,573	957,321
Provision for credit losses		84,986	83,021	32,998
Net interest income after provision for credit losses		962,263	956,552	924,323
Noninterest income				
Wealth management fees		92,569	82,502	84,122
Service charges and deposit account fees		51,642	49,045	62,310
Card-based fees		46,921	45,020	44,014
Other fee-based revenue		19,499	17,268	15,903
Capital markets, net		22,084	24,649	29,917
Mortgage banking, net		10,686	19,429	18,873
Loss on mortgage portfolio sale		(130,406)	(136,239)	—
Bank and corporate owned life insurance		13,477	10,266	11,431
Asset (losses) gains, net		(1,042)	454	1,338
Investment securities (losses) gains, net		(144,147)	(58,903)	3,746
Other		9,310	9,691	10,715
Total noninterest (loss) income		(9,407)	63,182	282,370
Noninterest expense				
Personnel		487,956	468,355	454,101
Technology		107,563	102,018	90,700
Occupancy		54,622	57,204	59,794
Business development and advertising		28,142	28,405	25,525
Equipment		18,431	19,663	19,632
Legal and professional		21,601	19,911	18,250
Loan and foreclosure costs		8,471	5,408	5,925
FDIC assessment		38,439	67,072	22,650
Other intangible amortization		8,811	8,811	8,811
Loss on prepayments of FHLB advances		14,243	—	—
Other		30,118	36,837	41,675
Total noninterest expense		818,397	813,682	747,063
Income before income taxes		134,459	206,052	459,630
Income tax expense		11,314	23,097	93,508
Net income		123,145	182,956	366,122
Preferred stock dividends		11,500	11,500	11,500
Net income available to common equity	$	111,645 $	171,456 $	354,622
Earnings per common share				
Basic	$	0.73 $	1.14 $	2.36
Diluted	$	0.72 $	1.13 $	2.34
Average common shares outstanding				
Basic		151,933	149,968	149,162
Diluted		153,347	150,860	150,496

Numbers may not sum due to rounding.

See accompanying notes to consolidated financial statements.

ASSOCIATED BANC-CORP
Consolidated Statements of Comprehensive Income

($ in thousands)	For the Years Ended December 31,		
	2024	**2023**	**2022**
Net income	$ 123,145	$ 182,956	$ 366,122
Other comprehensive income (loss), net of tax			
AFS investment securities			
Net unrealized (losses) gains	(23,978)	41,145	(250,273)
Unrealized (losses) on AFS securities transferred to HTM securities	—	—	(67,604)
Amortization of net unrealized losses on AFS securities transferred to HTM securities	8,360	9,025	9,870
Reclassification adjustment for net losses realized in net income	148,380	64,940	1,922
Income tax (expense) benefit	(33,114)	(30,560)	78,159
Other comprehensive income (loss) on AFS investment securities	99,648	84,550	(227,926)
Cash flow hedge derivatives			
Net unrealized (losses) gains	(21,537)	(13,254)	3,626
Reclassification adjustment for net losses (gains) realized in net income	16,478	13,930	(212)
Income tax benefit (expense)	710	(956)	(54)
Other comprehensive (loss) income on cash flow hedge derivatives	(4,348)	(280)	3,360
Defined benefit pension and postretirement obligations			
Amortization of prior service cost	(290)	(326)	(325)
Net actuarial gain (loss)	2,210	24,091	(51,745)
Amortization of actuarial (gain) loss	(28)	(29)	658
Income tax (expense) benefit	(511)	(6,304)	13,495
Other comprehensive income (loss) on defined benefit pension and postretirement obligations	1,381	17,432	(37,917)
Total other comprehensive income (loss)	96,681	101,703	(262,483)
Comprehensive income	$ 219,826	$ 284,659	$ 103,639

Numbers may not sum due to rounding.

See accompanying notes to consolidated financial statements.

ASSOCIATED BANC-CORP
Consolidated Statements of Changes in Stockholders' Equity

(In thousands, except per share data)	Preferred Equity		Common Stock						
	Shares	Amount	Shares	Amount	Surplus	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Total
Balance, December 31, 2021	200	$ 193,195	175,216	$ 1,752	$ 1,713,851	$ 2,672,601	$ (10,317)	$(546,229)	$ 4,024,853
Change in accounting principle[(a)]	—	—	—	—	—	1,713	—	—	1,713
Total shareholder's equity at beginning of period, as adjusted	200	$ 193,195	175,216	$ 1,752	$ 1,713,851	$ 2,674,314	$ (10,317)	$(546,229)	$ 4,026,566
Comprehensive income:									
Net income	—	—	—	—	—	366,122	—	—	366,122
Other comprehensive (loss)	—	—	—	—	—	—	(262,483)	—	(262,483)
Comprehensive income									$ 103,639
Common stock issued:									
Stock-based compensation plans, net	—	—	—	—	(17,397)	—	—	28,458	11,061
Purchase of treasury stock, stock-based compensation plans	—	—	—	—	—	—	—	(6,480)	(6,480)
Cash dividends:									
Common stock[(b)]	—	—	—	—	—	(123,137)	—	—	(123,137)
Preferred stock[(c)]	—	—	—	—	—	(11,500)	—	—	(11,500)
Stock-based compensation expense, net	—	—	—	—	16,280	—	—	—	16,280
Other	—	916	—	—	—	(916)	—	(938)	(938)
Balance, December 31, 2022	200	$ 194,112	175,216	$ 1,752	$ 1,712,733	$ 2,904,882	$ (272,799)	$(525,190)	$ 4,015,490
Comprehensive income:									
Net income	—	—	—	—	—	182,956	—	—	182,956
Other comprehensive income	—	—	—	—	—	—	101,703	—	101,703
Comprehensive income									$ 284,659
Common stock issued:									
Stock-based compensation plans, net	—	—	—	—	(15,065)	—	—	19,362	4,297
Purchase of treasury stock, stock-based compensation plans	—	—	—	—	—	—	—	(6,593)	(6,593)
Cash dividends:									
Common stock[(b)]	—	—	—	—	—	(129,534)	—	—	(129,534)
Preferred stock[(c)]	—	—	—	—	—	(11,500)	—	—	(11,500)
Stock-based compensation expense, net	—	—	—	—	17,155	—	—	—	17,155
Balance, December 31, 2023	200	$ 194,112	175,216	$ 1,752	$ 1,714,822	$ 2,946,805	$ (171,096)	$(512,421)	$ 4,173,973
Comprehensive income:									
Net income	—	—	—	—	—	123,145	—	—	$ 123,145
Other comprehensive income	—	—	—	—	—	—	96,681	—	96,681
Comprehensive income									$ 219,826
Common stock issued:									
Public common stock offering			13,800	138	330,885				331,023
Stock-based compensation plans, net	—	—	—	—	(16,742)	—	—	54,318	37,576
Purchase of treasury stock, open market purchases	—	—	—	—	—	—	—	(18,289)	(18,289)
Purchase of treasury stock, stock-based compensation plans	—	—	—	—	—	—	—	(6,234)	(6,234)
Cash dividends:									
Common stock[(b)]	—	—	—	—	—	(139,197)	—	—	(139,197)
Preferred stock[(c)]	—	—	—	—	—	(11,500)	—	—	(11,500)
Stock-based compensation expense, net	—	—	—	—	18,384	—	—	—	18,384
Balance, December 31, 2024	200	$ 194,112	189,016	$ 1,890	$ 2,047,349	$ 2,919,252	$ (74,416)	$(482,626)	$ 4,605,562

Numbers may not sum due to rounding.

(a) MSRs at December 31, 2021 were carried at LOCOM. On January 1, 2022, the Corporation made the irrevocable election to account for MSRs at fair value.

(b) Common stock dividends of $0.89 per share for 2024, $0.85 per share for 2023, and $0.81 per share for 2022.

(c) Series E, $1.46875 per share; and Series F, $1.40625 per share.

See accompanying notes to consolidated financial statements.

ASSOCIATED BANC-CORP
Consolidated Statements of Cash Flows

($ in thousands)	For the Years Ended December 31,		
	2024	2023	2022
Cash flows from operating activities			
Cash flows from investing activities			
Cash flows from financing activities			

ASSOCIATED BANC-CORP

Consolidated Statements of Cash Flows

($ in thousands)	For the Years Ended December 31,		
	2024	2023	2022
Supplemental disclosures of cash flow information			
Cash paid for interest	$ 1,075,196	$ 838,828	$ 174,675
Cash paid for income and franchise taxes	17,749	69,417	18,395
Loans and bank premises transferred to OREO	15,827	9,841	5,591
Capitalized mortgage servicing rights	6,707	3,564	7,279
Loans transferred into held for sale from portfolio, net	663,038	1,058,305	18
Transfer of AFS securities to HTM securities	—	—	1,621,990
Write-up of equity securities without readily determinable fair values	—	5,785	5,690
Fair value adjustments on hedged long-term FHLB advances and subordinated debt	661	(5,084)	16,163
Fair value adjustments on foreign currency exchange forwards	4,208	(1,757)	1,405
Fair value adjustment on cash flow hedges	(4,348)	(280)	3,360

See accompanying notes to consolidated financial statements.

Note 1 Summary of Significant Accounting Policies

The accounting and reporting policies of the Corporation conform to U.S. GAAP and to general practice within the financial services industry. The following is a description of the more significant of those policies.

Business

Associated Banc-Corp is a bank holding company headquartered in Wisconsin. The Corporation provides a full range of banking and related financial services to consumer and commercial customers through its network of bank and nonbank subsidiaries. The Corporation is subject to competition from other financial and non-financial institutions that offer similar or competing products and services. The Corporation is regulated by federal and state agencies and is subject to periodic examinations by those agencies.

Basis of Financial Statement Presentation

The consolidated financial statements include the accounts of the Parent Company and its subsidiaries. Investments in unconsolidated entities (none of which are considered to be variable interest entities in which the Corporation is the primary beneficiary) are accounted for using the cost method of accounting when the Corporation has determined that the cost method is appropriate. Investments not meeting the criteria for cost method accounting are accounted for using the equity method of accounting. Investments in unconsolidated entities are included in tax credit and other investments on the consolidated balance sheets, and the Corporation's share of income or loss is recorded in other noninterest income, while distributions in excess of the investment are recorded in asset gains, net.

All significant intercompany balances and transactions have been eliminated in consolidation.

In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheet and revenues and expenses for the period. Actual results could differ significantly from those estimates. The determination of the ACLL is particularly susceptible to significant change. Management has evaluated subsequent events for potential recognition or disclosure. Within the tables presented, certain columns and rows may not sum due to the use of rounded numbers for disclosure purposes.

Investment Securities

Securities are classified as HTM, AFS, or equity investments on the consolidated balance sheets at the time of purchase. Investment securities classified as HTM, which management has the positive intent and ability to hold to maturity, are reported at amortized cost. Investment securities classified as AFS are intended to be held for an indefinite period of time. These securities are carried at fair value and unrealized gains and losses, net of related deferred income taxes, are included in stockholders' equity as a separate component of OCI. Investment securities classified as equity securities are carried at fair value with changes in fair value immediately reflected in the consolidated statements of income. Any decision to sell AFS securities would be based on various factors, including, but not limited to, asset/liability management strategies, changes in interest rates or prepayment risks, liquidity needs, or regulatory capital considerations. Realized gains or losses on investment security sales (using specific identification method) are included in investment securities gains (losses), net, on the consolidated statements of income. Premiums and discounts are amortized or accreted into interest income over the estimated life (earlier of call date, maturity, or estimated life) of the related security, using a prospective method that approximates level yield.

In certain situations, management may elect to transfer certain investment securities from the AFS classification to the HTM classification. In such cases, the investment securities are reclassified at fair value at the time of transfer. Any unrealized gain or loss included in accumulated other comprehensive income (loss) at the time of transfer is retained therein and amortized over the remaining life of the investment security.

Management measures expected credit losses on HTM securities on a collective basis by major security type. Accrued interest receivable on HTM securities is excluded from the estimate of credit losses. The estimate of expected credit losses considers historical credit loss information that is adjusted for current conditions and reasonable and supportable forecasts and is included in HTM investment securities, net, at amortized cost on the consolidated balance sheets.

For AFS securities, the Corporation evaluates whether any decline in fair value has resulted from credit losses or other factors. In making this assessment, management considers the extent to which fair value is less than amortized cost, any changes to the rating of the security by a rating agency, and adverse conditions specifically related to the security, among other factors. If this assessment indicates that a credit loss exists, the present value of cash flows expected to be collected from the security are compared to the amortized cost basis of the security. If the present value of cash flows expected to be collected is less than the amortized cost basis, a credit loss exists and an allowance for credit losses on investments is recorded for the credit loss, limited by the amount that the fair value is less than the amortized cost basis. Any impairment that has not been recorded through an allowance for credit losses on investments is recognized in OCI.

Changes in the allowance for credit losses on investments are recorded as provision for, or reversal of, credit loss expense. Losses are charged against the allowance when management believes the AFS security is uncollectible or when either of the criteria regarding intent or requirement to sell is met. Accrued interest receivable on AFS securities is excluded from the estimate of credit losses. See Note 2 for additional information on investment securities.

FHLB and Federal Reserve Bank Stocks

The Corporation is required to maintain Federal Reserve Bank stock and FHLB stock as a member of both the Federal Reserve System and the FHLB, and in amounts as required by these institutions. These equity securities are "restricted" in that they can only be sold back to the respective institutions or another member institution at par. Therefore, they are less liquid than other marketable equity securities and their fair value is equal to amortized cost. See Note 2 for additional information on the FHLB and Federal Reserve Bank Stocks.

Loans Held for Sale

Residential Loans Held for Sale: Residential loans held for sale, which consist generally of current production of certain fixed-rate, first-lien residential mortgage loans, are carried at estimated fair value. Management has elected the fair value option to account for all newly originated mortgage loans held for sale, which results in the financial impact of changing market conditions being reflected currently in earnings as opposed to being dependent on the timing of sales. Therefore, the continually adjusted values better reflect the price the Corporation expects to receive from the sale of such loans. The estimated fair value is based on what secondary markets are currently offering for portfolios with similar characteristics.

Commercial Loans Held for Sale: Commercial loans held for sale are carried at LOCOM. The estimated fair value is based on a discounted cash flow analysis.

Loans

Management has the ability and intention to hold certain loans for the foreseeable future, until maturity, or pay-off. These loans are reported at their outstanding principal balances, net of any deferred fees and costs on originated loans. Origination fee income received on loans and amounts representing the estimated direct costs of origination are deferred and amortized to interest income over the life of the loan using the effective interest method. An ACLL is established for estimated credit losses in the loan portfolio. See Allowance for Credit Losses on Loans below for further policy discussion. See Note 3 for additional information on loans.

Nonaccrual Loans: Management considers a loan to be nonaccrual when it believes it will be unable to collect all amounts due according to the original contractual terms of the note agreement, including both principal and interest.

The accrual of interest income for commercial loans is discontinued when there is a clear indication that the borrower's cash flow may not be sufficient to meet payments as they become due. The accrual of interest income for consumer loans is discontinued when loans reach specific delinquency levels. Loans are considered past due if the required principal and interest payments have not been received as of the date such payments were due. Loans are generally placed on nonaccrual status when contractually past due 90 days or more as to interest or principal payments, unless the loan is well-secured and in the process of collection. Additionally, whenever management becomes aware of facts or circumstances that may adversely impact the collectability of principal or interest on loans, it is management's practice to place such loans on a nonaccrual status immediately, rather than delaying such action until the loans become 90 days past due. When a loan is placed on nonaccrual status, previously accrued and uncollected interest is reversed, amortization of related deferred loan fees or costs is suspended, and income is recorded only to the extent that interest payments are subsequently received in cash and a determination has been made that the principal and interest of the loan is collectible. If collectability of the principal and interest is in doubt, payments received are applied to loan principal.

The determination as to the ultimate collectability of the loan's remaining recorded investment must be supported by a current, well-documented credit evaluation of the borrower's financial condition and prospects for repayment, including consideration of the borrower's sustained historical repayment performance and other relevant factors. A nonaccrual loan is returned to accrual status when all delinquent principal and interest payments become current in accordance with the terms of the loan agreement, the borrower has demonstrated a period of sustained repayment performance, and the ultimate collectability of the total contractual principal and interest is no longer in doubt. A sustained period of repayment performance generally would be a minimum of six months. See Note 3 for additional information on nonaccrual loans.

Restructured Loans: Loans are considered restructured loans if concessions have been granted to borrowers that are experiencing financial difficulty. The concessions granted generally involve the modification of terms of the loan, such as changes in payment schedule or interest rate, which generally would not otherwise be considered. Restructured loans can involve loans remaining on nonaccrual, moving to nonaccrual, or continuing on accrual status, depending on the individual facts and circumstances of the borrower. Nonaccrual restructured loans are included and treated with all other nonaccrual loans. Generally, restructured loans remain on nonaccrual until the customer has attained a sustained period of repayment performance under the modified loan terms (generally a minimum of six months). However, performance prior to the restructuring, or significant events that coincide with the restructuring, are considered in assessing whether the borrower can meet the new terms and whether the loan should be returned to or maintained on accrual status. If the borrower's ability to meet the revised payment schedule is not reasonably assured, the loan remains on nonaccrual status. See Note 3 for additional information on restructured loans.

Allowance for Credit Losses on Loans: The allowance for loan losses is a reserve for estimated lifetime credit losses in the loan portfolio at the balance sheet date. The expected lifetime credit losses are the product of multiplying the Corporation's estimate of probability of default, loss given default, and the individual loan level exposure at default on an undiscounted basis. The Corporation estimates the lifetime expected loss using prepayment assumptions over the projected lifetime cash flow of these loans. Actual credit losses, net of recoveries, are deducted from the allowance for loan losses. A provision for credit losses, which is a charge against earnings, is recorded to bring the allowance for loan losses to a level that, in management's judgment, is appropriate to absorb the expected lifetime losses in the loan portfolio.

The Corporation applies a methodology that is designed to assess the appropriateness of the allowance for loan losses within the Corporation's loan segmentation. The methodology also focuses on the evaluation of several factors, including but not limited to: evaluation of facts and issues related to specific loans, management's ongoing review and grading of the loan portfolio using a dual risk rating system consisting of probability of default and loss given default models, which are based on loan grades for commercial loans and credit reports for consumer loans applied based on portfolio segmentation leveraging industry breakouts in commercial and industrial and property types in CRE for commercial loans and loan types for consumer loans, consideration of historical loan loss and delinquency experience on each portfolio category, trends in past due and nonaccrual loans, the level of potential problem loans, the risk characteristics of the various classifications of loans, changes in the size and character of the loan portfolio, concentrations of loans to specific borrowers or industries, existing economic conditions and economic forecasts, the fair value of underlying collateral, and other qualitative and quantitative factors which could affect potential credit losses.

The Corporation utilizes the Moody's Baseline economic forecast in the allowance model and applies that forecast over a reasonable and supportable period with reversion to historical losses. For additional detail on the reasonable and supportable period and reversion inputs, see Note 3. The Corporation estimates the lifetime expected loss using prepayment assumptions over the projected lifetime cash flows of the loan. Because each of the criteria used is subject to change, the analysis of the allowance for loan losses is not necessarily indicative of the trend of future loan losses in any particular loan category. The total allowance for loan losses is available to absorb losses from any segment of the loan portfolio.

Management individually analyzes loans that do not share similar risk characteristics to other loans in the portfolio. Management has determined that commercial loan relationships over $500,000 that have nonaccrual status meet this definition. Accrued interest receivable on loans is excluded from the estimate of credit losses. The ACLL attributable to the loan is allocated based on management's estimate of the borrower's ability to repay the loan given the availability of collateral, other sources of cash flows, as well as evaluation of legal options available to the Corporation. The amount of expected loan loss is measured based upon the present value of expected future cash flows discounted at the loan's effective interest rate, the fair value of the underlying collateral less applicable selling costs, or the observable market price of the loan. If foreclosure is probable or the loan is collateral dependent, impairment is measured using the fair value of the loan's collateral, less costs to sell. Large groups of homogeneous loans, such as residential mortgage, home equity, auto finance, and other consumer, are collectively evaluated for impairment.

The allowance for unfunded commitments leverages the same methodology utilized to measure the allowance for loan losses. The Corporation estimates expected credit losses over the contractual period in which the Corporation is exposed to credit risk via a contractual obligation to extend credit, unless that obligation is unconditionally cancellable by the Corporation. The estimate includes consideration of the likelihood that funding will occur and an estimate of expected credit losses on commitments expected to be funded over its estimated life. See Note 3 for additional information on the ACLL and Note 15 for additional information on the allowance for unfunded commitments.

A portion of the ACLL is comprised of adjustments for qualitative factors not reflected in the quantitative model.

Management believes that the level of the ACLL is appropriate. While management uses currently available information to recognize losses on loans, future adjustments to the ACLL may be necessary based on newly received appraisals, updated commercial customer financial statements, rapidly deteriorating cash flow, and changes in economic conditions that affect our customers. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Corporation's ACLL. Such agencies may require additions to the ACLL or may require that certain loan balances be charged off or downgraded into criticized loan categories when their credit evaluations differ from those of management based on their judgments about information available to them at the time of their examinations. See Loans above for further policy discussion and see Note 3 for additional information on the allowance for loan losses.

OREO

OREO is included in other assets on the consolidated balance sheets and is comprised of property acquired through a foreclosure proceeding or acceptance of a deed-in-lieu of foreclosure, and loans classified as in-substance foreclosure. OREO is recorded at the lower of the book value or fair value of the underlying property collateral, less estimated selling costs. This fair value becomes the new cost basis for the foreclosed asset. The initial write-down, if any, will be recorded as a charge off against the allowance for loan losses. Any subsequent write-downs to reflect current fair value, as well as gains and losses on disposition and revenues and expenses incurred in maintaining such properties, are expensed as incurred. OREO also includes bank premises formerly but no longer used for banking, property originally acquired for future expansion but no longer intended to be used for that purpose, and property currently held for sale. Banking premises are transferred at the lower of carrying value or fair value, less estimated selling costs and any write-down is expensed as incurred.

Premises and Equipment and Software

Premises and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are computed on the straight-line method over the estimated useful lives of the related assets or the lease term. Maintenance and repairs are charged to expense as incurred, while additions or major improvements are capitalized and depreciated over the estimated useful lives. Leasehold improvements are amortized on a straight-line basis over the lesser of the lease term, including extension options which the Corporation has determined are reasonably certain to be exercised, or the estimated useful lives of the improvements. Software, included in other assets on the consolidated balance sheets, is amortized on a straight-line basis over the contract terms or the estimated useful life of the software. See Note 5 for additional information on premises and equipment.

Goodwill and Intangible Assets

Goodwill and Other Intangible Assets: The excess of the cost of an acquisition over the fair value of the net assets acquired consists primarily of goodwill and CDIs. CDIs have estimated finite lives and are amortized on a straight-line basis to expense over a 10-year period. The Corporation reviews long-lived assets and certain identifiable intangibles for impairment at least annually, or whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable, in which case an impairment charge would be recorded.

Goodwill is evaluated for impairment on an annual basis, or whenever events or changes in circumstances indicate the fair value of a reporting unit is below its carrying amount. The impairment testing process is conducted by assigning net assets and goodwill to each reporting unit. An initial qualitative evaluation is made to assess the likelihood of impairment and determine whether further quantitative testing to calculate the fair value is necessary. When the qualitative evaluation indicates that impairment is more likely than not, quantitative testing is required whereby the fair value of each reporting unit is calculated and compared to the recorded book value, "step one." If the calculated fair value of the reporting unit exceeds its carrying value, goodwill is not considered impaired. If the carrying value of a reporting unit exceeds its calculated fair value, an impairment charge is assessed, limited to the amount of goodwill allocated to that reporting unit. See Note 4 for additional information on goodwill and other intangible assets.

Mortgage Servicing Rights: The Corporation sells residential mortgage loans in the secondary market and typically retains the right to service the loans sold. Upon sale of loans, MSRs assets are capitalized and recorded at the current fair value of future net cash flows expected to be realized for performing servicing activities. The Corporation has made the irrevocable election to account for its MSRs asset under the fair value measurement method. Under this methodology, changes in the fair value are recognized in earnings as they occur through mortgage banking, net on the consolidated statements of income.

MSRs are not traded in active markets. A cash flow model is used to determine fair value. Key assumptions and estimates, including projected prepayment speeds, assumed servicing costs, ancillary income, costs to service delinquent loans, costs of foreclosure, and discount rates with option-adjusted spreads, used by this model are based on current market sources.

Assumptions used to value MSRs are considered significant unobservable inputs. A separate third-party model is used to estimate prepayment speeds based on interest rates, housing turnover rates, estimated loan curtailment, anticipated defaults and other relevant factors. Fair value estimates from outside sources are received periodically to corroborate the results of the valuation model. See Note 4 for additional information on MSRs.

Prior to January 1, 2022 and the irrevocable election to account for MSRs under fair value, upon sale of loans, MSRs assets were capitalized and recorded at the current fair value of future net cash flows expected to be realized for performing servicing activities. MSRs, when purchased, are initially recorded at fair value. As the Corporation had not elected to subsequently measure any class of servicing assets under the fair value measurement method, the Corporation followed the amortization method. MSRs were amortized in proportion to and over the period of estimated net servicing income, and assessed for impairment at each reporting date. MSRs were carried at the lower of the initial capitalized amount, net of accumulated amortization, or estimated fair value, on the consolidated balance sheets.

The Corporation periodically evaluated its MSRs asset for impairment. Impairment was assessed based on fair value at each reporting date using estimated prepayment speeds of the underlying mortgage loans serviced and stratifications based on the risk characteristics of the underlying loans (predominantly loan type and note interest rate). As mortgage interest rates fall, prepayment speeds are usually faster and the value of the MSRs asset generally decreases, requiring additional valuation reserve. Conversely, as mortgage interest rates rise, prepayment speeds are usually slower and the value of the MSRs asset generally increases, requiring less valuation reserve. A valuation allowance was established, through a charge to earnings, to the extent the amortized cost of the MSRs exceeded the estimated fair value by stratification. If it was later determined that all or a portion of the temporary impairment no longer existed for a stratification, the valuation was reduced through a recovery to earnings. An other-than-temporary impairment (i.e., recoverability was considered remote when considering interest rates and loan pay off activity) was recognized as a write-down of the MSRs asset and the related valuation allowance (to the extent a valuation allowance was available) and then against earnings. A direct write-down permanently reduces the carrying value of the MSRs asset and valuation allowance, precluding subsequent recoveries. See Note 5 for additional information on MSRs.

Income Taxes

Amounts provided for income tax expense are based on income reported for financial statement purposes and do not necessarily represent amounts currently payable under tax laws. Deferred income taxes, which arise principally from temporary differences between the amounts reported in the financial statements and the tax bases of assets and liabilities, are included in the amounts provided for income taxes. In assessing the realizability of DTAs, management considers whether it is more likely than not that some portion or all of the DTAs will not be realized. The ultimate realization of DTAs is dependent upon the generation of future taxable income and tax planning strategies which will create taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, the amount of taxes paid in available carryback years, projected future taxable income, and, if necessary, tax planning strategies in making this assessment.

The Corporation files a consolidated federal income tax return and separate or combined state income tax returns. Accordingly, amounts equal to tax benefits of those subsidiaries having taxable federal or state losses or credits are offset by other subsidiaries that incur federal or state tax liabilities.

It is the Corporation's policy to provide for uncertainty in income taxes as a part of income tax expense based upon management's assessment of whether a tax benefit is more likely than not to be sustained upon examination by tax authorities. To the extent the Corporation prevails in matters for which a liability for an unrecognized tax benefit was established or is required to pay amounts in excess of the liability established, the Corporation's effective tax rate in a given financial statement period may be impacted. See Note 12 for additional information on income taxes.

Derivative and Hedging Activities

Derivative instruments are recorded in the consolidated balance sheets as either an asset or a liability and measured at fair value. Accounting for changes in fair value of derivatives depends on whether the derivative is designated and qualifies in a hedging relationship. At inception, the Corporation designates the derivative contract as either a fair value hedge (i.e., a hedge of the fair value of a recognized asset or liability), a cash flow hedge (i.e., a hedge of the variability of cash flows to be received or paid related to a recognized asset or liability), or a non-designated hedge.

Changes in the fair value of a derivative that has been designated and qualifies as a fair value hedge, along with the changes in the fair value of the hedged asset or liability that is attributable to the hedged risk, are recorded in current period earnings. Changes in the fair value of a derivative that has been designated and qualifies as a cash flow hedge are recorded in other comprehensive income, net of income taxes, and reclassified into earnings in the period during which the hedged item affects earnings. Changes in the fair value of derivatives which do not qualify for hedge accounting are reported in current period earnings.

For those derivatives to which hedge accounting is applied, the Corporation formally documents the hedging relationship, the risk management objective, and strategy for undertaking the hedge. This documentation identifies the hedging instrument, the hedged item or transaction, the nature of the hedged risk, and, unless the hedge meets all of the criteria to assume there is no ineffectiveness, the method that will be used to assess the effectiveness of the hedging instrument. The Corporation typically assesses effectiveness using statistical regression at inception and on an ongoing basis, the shortcut method, or the critical terms match method. Shortcut method and critical terms match method assume perfect hedge effectiveness and eliminate the quantitative aspect of assessing hedge effectiveness.

Hedge accounting is discontinued prospectively when:

- The derivative is no longer effective or expected to be effective in offsetting changes in the fair value, cash flows, or changes in net investment of a hedged item (including firm commitments or forecasted transactions);

- The derivative expires, is sold, terminated, or exercised;

- The forecasted transaction is no longer probable of occurring by the end of the originally specified time period;

- The hedged firm commitment no longer meets the definition of a firm commitment; or

- the designation of the derivative as a hedging instrument is removed.

When hedge accounting is discontinued and the derivative no longer qualifies as an effective fair value or cash flow hedge, the derivative continues to be carried on the balance sheet at fair value and changes in fair value will be recorded in current period earnings unless re-designated.

Like other financial instruments, derivatives contain an element of credit risk, which is the possibility that the Corporation will incur a loss because the counterparty fails to meet its contractual obligations. Notional values of interest rate swaps and other off-balance sheet financial instruments significantly exceed the credit risk associated with these instruments and represent contractual balances on which calculations of amounts to be exchanged are based. Credit exposure is limited to the sum of the aggregate fair value of positions that have become favorable to the Corporation, including any accrued interest receivable due from counterparties. Potential credit losses are mitigated by derivatives through central clearing parties, careful evaluation of counterparty credit standing, selection of counterparties from a limited group of high quality institutions, collateral agreements, and other contract provisions. The corporation considers the value of collateral held and collateral provided in determining the net carrying value of derivatives. See Note 13 for additional information on derivatives and hedging activities.

Securities Sold Under Agreement to Repurchase

The Corporation enters into agreements under which it sells securities subject to an obligation to repurchase the same or similar securities. Under these arrangements, the Corporation may transfer legal control over the assets but still retain effective control through an agreement that both entitles and obligates the Corporation to repurchase the assets. These repurchase agreements are accounted for as collateralized financing arrangements, i.e., secured borrowings whereby the collateral would be used to settle the fair value of the repurchase agreement should the Corporation be in default, e.g., fails to make an interest payment to the counterparty, and not as a sale and subsequent repurchase of securities, i.e., there is no offsetting or netting of the investment securities assets with the repurchase agreement liabilities. The obligation to repurchase the securities is reflected as a liability within federal funds purchased and securities sold under agreements to repurchase on the Corporation's consolidated balance sheets, while the securities underlying the repurchase agreements remain in the respective investment securities asset accounts. See Note 8 for additional information on repurchase agreements.

Retirement Plans

The funded status of the retirement plans is recognized as an asset or liability on the consolidated balance sheets and changes in that funded status are recognized in the year in which the changes occur through OCI. Plan assets and benefit obligations are measured as of fiscal year end. The measurement of the projected benefit obligation and pension expense involve actuarial valuation methods and the use of various actuarial and economic assumptions. The Corporation monitors the assumptions and updates them periodically. Due to the long-term nature of the pension plan obligation, actual results may differ significantly from estimations. Such differences are adjusted over time as the assumptions are replaced by facts and values are recalculated. See Note 11 for additional information on the Corporation's retirement plans.

Stock-Based Compensation

The fair value of restricted common stock awards is their fair market value on the date of grant. Performance awards are based on one or more performance measures as selected by the Compensation & Benefits Committee in its discretion, with vesting ranging from a minimum of 0% to a maximum of 150% of the target award. Performance awards are valued utilizing a Monte Carlo simulation model to estimate fair value of the awards at the grant date. The fair values of stock options and restricted stock awards are amortized as compensation expense on a straight-line basis over the vesting period of the grants. Expenses related to stock options and restricted stock awards are fully recognized on the date the colleague meets the definition of normal or early retirement. Compensation expense recognized is included in personnel expense on the consolidated statements of income. See Note 10 for additional information on stock-based compensation.

Comprehensive Income

Comprehensive income includes all changes in stockholders' equity during a period, except those resulting from transactions with stockholders. In addition to net income, other components of the Corporation's comprehensive income include the after tax effect of changes in net unrealized gain/loss on AFS securities, changes in unrealized gain/loss on cash flow hedge derivatives, and changes in net actuarial gain/loss on defined benefit pension and postretirement plans. Comprehensive income is reported on the accompanying consolidated statements of changes in stockholders' equity and consolidated statements of comprehensive income. See Note 21 for additional information on accumulated other comprehensive income (loss).

Fair Value Measurements

Fair value represents the estimated price at which an orderly transaction to sell an asset or to transfer a liability would take place between market participants at the measurement date under current market conditions (i.e., an exit price concept). As there is no active market for many of the Corporation's financial instruments, estimates are made using discounted cash flow or other valuation techniques. Inputs into the valuation methods are subjective in nature, involve uncertainties, and require significant judgment and therefore cannot be determined with precision. Accordingly, the derived fair value estimates presented herein are not necessarily indicative of the amounts the Corporation could realize in a current market exchange. Assets and liabilities are categorized into three levels based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value. In instances where the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy in which the entire fair value measurement falls is based on the lowest level input that is significant to the fair value measurement in its entirety. The Corporation's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the asset or liability. See Note 17 for additional information on fair value measurements. Below is a brief description of each fair value level.

Level 1 — Level 1 inputs utilize quoted prices (unadjusted) in active markets for identical assets or liabilities that the Corporation has the ability to access.

Level 2 — Level 2 inputs are inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs may include quoted prices for similar assets and liabilities in active markets, as well as inputs that are observable for the asset or liability (other than quoted prices), such as interest rates, foreign exchange rates, and yield curves that are observable at commonly quoted intervals.

Level 3 — Level 3 inputs are unobservable inputs for the asset or liability, which are typically based on an entity's own assumptions, as there is little, if any, related market activity.

Cash and Cash Equivalents

For purposes of the consolidated statements of cash flows, cash and cash equivalents are considered to include cash and due from banks, interest-bearing deposits in other financial institutions, and federal funds sold and securities purchased under agreements to resell. The Corporation does not have any restricted cash as a result of the Federal Reserve reducing the required reserve ratio to zero.

Earnings Per Common Share

Earnings per common share are calculated utilizing the two-class method. Basic earnings per common share are calculated by dividing the sum of distributed earnings to common shareholders and undistributed earnings allocated to common shareholders by the weighted average number of common shares outstanding. Diluted earnings per common share are calculated by dividing the sum of distributed earnings to common shareholders and undistributed earnings allocated to common shareholders by the weighted average number of common shares outstanding adjusted for the dilutive effect of common stock awards (outstanding stock options and unvested restricted stock awards). See Note 19 for additional information on earnings per common share.

New Accounting Pronouncements Adopted

Standard	Description	Date of adoption	Effect on financial statements
ASU 2023-02 Investments-Equity Method and Joint Ventures (Topic 323): Accounting for Investments in Tax Credit Structures Using the Proportional Amortization Method	The amendments in this update permit reporting entities to elect to account for their tax equity investments, regardless of the tax credit program from which the income tax credits are received, using the proportional amortization method if certain conditions are met. A reporting entity may make an accounting policy election to apply the proportional amortization method on a tax-credit-program-by-tax-credit-program basis rather than electing to apply the proportional amortization method at the reporting entity level or to individual investments. The amendments in this update also remove certain guidance for Qualified Affordable Housing Project investments and require the application of the delayed equity contribution guidance to all tax equity investments. The amendments in this update are effective for fiscal years beginning after December 15, 2023, and must be applied on either a modified retrospective or a retrospective basis. Early adoption is permitted in any interim period, however if adopted in an interim period the entity shall adopt the amendments in this update as of the beginning of the fiscal year that includes the interim period.	1st Quarter 2024	The Corporation has determined the impact on its results of operation, financial position, liquidity, and disclosures is immaterial.
ASU 2023-07 Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures	The amendments in this update improve financial reporting by requiring disclosure of incremental segment information on an annual and interim basis for all public entities to enable investors to develop more decision-useful financial analyses. The amendments in this update also do not change how a public entity identifies its operating segments, aggregates those operating segments, or applies the quantitative thresholds to determine its reportable segments. The amendments in this update are effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Early adoption is permitted.	Fiscal year 2024 and interim periods beginning in 1st quarter 2025	The Corporation has determined the update does not have a significant impact on the consolidated financial statements, other than enhanced disclosures.

Future Accounting Pronouncements

The expected impact of applicable material accounting pronouncements recently issued or proposed but not yet required to be adopted are discussed in the table below. To the extent that the adoption of new accounting standards materially affects the Corporation's financial condition, results of operations, liquidity or disclosures, the impacts are discussed in the applicable sections of this financial review.

Standard	Description	Date of adoption	Effect on financial statements
ASU 2023-09 Income Taxes (Topic 740): Improvements to Income Tax Disclosures	The amendments in this update address investor requests for more transparency about income tax information through improvements to income tax disclosures primarily related to the rate reconciliation and income taxes paid information. This update also includes certain other amendments to improve the effectiveness of income tax disclosures. The amendments in this update are effective for fiscal years beginning after December 15, 2024 and are to be applied on a prospective basis. Early adoption is permitted.	Fiscal year 2025	The Corporation will adopt the enhanced income tax related disclosures within the consolidated financial statements for the year ended December 31, 2025.
ASU 2024-03 Income Statement-Reporting Comprehensive Income-Expense Disaggregation Disclosures (Subtopic 220-40)	The amendments in this update require a public business entity to disclose specific information about certain costs and expenses in the notes to its financial statements for interim and annual reporting periods. The objective of the disclosure requirements is to provide disaggregated information about a public business entity's expenses to help investors (a) better understand the entity's performance, (b) better assess the entity's prospects for future cash flows, and (c) compare an entity's performance over time and with that of other entities. The amendments in this update are effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. Early adoption is permitted.	Fiscal year 2027 and interim periods beginning in 1st quarter 2028	The Corporation is currently evaluating the impact on its disclosures.

Note 2 Investment Securities

Investment securities are classified as AFS, HTM, or equity on the consolidated balance sheets. The amortized cost and fair values of AFS and HTM securities at December 31, 2024 were as follows:

($ in thousands)		Amortized Cost		Gross Unrealized Gains		Gross Unrealized (Losses)		Fair Value
AFS investment securities								
Obligations of state and political subdivisions (municipal securities)	$	3,063	$	—	$	(58)	$	3,005
Residential mortgage-related securities:								
FNMA/FHLMC		120,272		190		(9,534)		110,928
GNMA		4,236,199		5,379		(13,851)		4,227,727
Commercial mortgage-related securities:								
FNMA/FHLMC		18,332		—		(1,332)		17,000
GNMA		116,275		—		(4,800)		111,475
Asset backed securities:								
FFELP		108,319		123		(604)		107,839
SBA		495		—		(24)		471
Other debt securities		3,000		—		(11)		2,989
Total AFS investment securities	$	4,605,954	$	5,693	$	(30,213)	$	4,581,434
HTM investment securities								
U.S. Treasury securities	$	1,000	$	—	$	(1)	$	999
Obligations of state and political subdivisions (municipal securities)		1,659,722		1,122		(174,202)		1,486,642
Residential mortgage-related securities:								
FNMA/FHLMC		885,476		22,934		(186,464)		721,946
GNMA		43,693		9		(3,774)		39,927
Private-label		324,182		8,135		(65,963)		266,353
Commercial mortgage-related securities:								
FNMA/FHLMC		772,456		10,217		(159,078)		623,595
GNMA		52,219		236		(6,424)		46,032
Total HTM investment securities	$	3,738,747	$	42,653	$	(595,906)	$	3,185,494

The amortized cost and fair values of AFS and HTM securities at December 31, 2023 were as follows:

($ in thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized (Losses)	Fair Value
AFS investment securities				
U.S. Treasury securities	$ 39,984	$ —	$ (4,083)	$ 35,902
Obligations of state and political subdivisions (municipal securities)	94,008	23	(2,214)	91,817
Residential mortgage-related securities:				
FNMA/FHLMC	1,274,052	294	(153,552)	1,120,794
GNMA	2,021,242	24,254	(2,822)	2,042,675
Commercial mortgage-related securities:				
FNMA/FHLMC	18,691	—	(1,755)	16,937
GNMA	161,928	—	(7,135)	154,793
Asset backed securities:				
FFELP	135,832	5	(1,862)	133,975
SBA	1,077	2	(28)	1,051
Other debt securities	3,000	—	(50)	2,950
Total AFS investment securities	$ 3,749,814	$ 24,579	$ (173,501)	$ 3,600,892
HTM investment securities				
U.S. Treasury securities	$ 999	$ —	$ (36)	$ 963
Obligations of state and political subdivisions (municipal securities)	1,682,473	5,638	(134,053)	1,554,059
Residential mortgage-related securities:				
FNMA/FHLMC	941,973	27,007	(164,587)	804,393
GNMA	48,979	92	(2,901)	46,170
Private-label	345,083	9,796	(65,372)	289,507
Commercial mortgage-related securities:				
FNMA/FHLMC	780,995	12,699	(160,781)	632,914
GNMA	59,733	386	(7,500)	52,619
Total HTM investment securities	$ 3,860,235	$ 55,619	$ (535,230)	$ 3,380,624

Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties. The expected maturities of AFS and HTM securities at December 31, 2024, are shown below:

	AFS		HTM	
($ in thousands)	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Due in one year or less	$ 1,000	$ 997	$ 17,800	$ 17,746
Due after one year through five years	3,040	3,026	62,054	61,286
Due after five years through ten years	1,390	1,387	187,803	179,653
Due after ten years	633	585	1,393,065	1,228,957
Total debt securities	6,063	5,994	1,660,722	1,487,641
Residential mortgage-related securities:				
FNMA/FHLMC	120,272	110,928	885,476	721,946
GNMA	4,236,199	4,227,727	43,693	39,927
Private-label	—	—	324,182	266,353
Commercial mortgage-related securities:				
FNMA/FHLMC	18,332	17,000	772,456	623,595
GNMA	116,275	111,475	52,219	46,032
Asset backed securities:				
FFELP	108,319	107,839	—	—
SBA	495	471	—	—
Total investment securities	$ 4,605,954	$ 4,581,434	$ 3,738,747	$ 3,185,494
Ratio of fair value to amortized cost		99.5 %		85.2 %

On a quarterly basis, the Corporation refreshes the credit quality of each HTM security. The following table summarizes the credit quality indicators of HTM securities at amortized cost at December 31, 2024:

($ in thousands)	AAA	AA	A	Not Rated	Total
U.S. Treasury securities	$ 1,000	$ —	$ —	$ —	$ 1,000
Obligations of state and political subdivisions (municipal securities)	767,151	883,438	4,911	4,221	1,659,722
Residential mortgage-related securities:					
FNMA/FHLMC	885,476	—	—	—	885,476
GNMA	43,693	—	—	—	43,693
Private-label	324,182	—	—	—	324,182
Commercial mortgage-related securities:					
FNMA/FHLMC	772,456	—	—	—	772,456
GNMA	52,219	—	—	—	52,219
Total HTM securities	$ 2,846,177	$ 883,438	$ 4,911	$ 4,221	$ 3,738,747

The following table summarizes the credit quality indicators of HTM securities at amortized cost at December 31, 2023:

($ in thousands)	AAA	AA	A	Not Rated	Total
U.S. Treasury securities	$ 999	$ —	$ —	$ —	$ 999
Obligations of state and political subdivisions (municipal securities)	760,329	915,303	5,687	1,155	1,682,473
Residential mortgage-related securities:					
FNMA/FHLMC	941,973	—	—	—	941,973
GNMA	48,979	—	—	—	48,979
Private-label	345,083	—	—	—	345,083
Commercial mortgage-related securities:					
FNMA/FHLMC	780,995	—	—	—	780,995
GNMA	59,733	—	—	—	59,733
Total HTM securities	$ 2,938,090	$ 915,303	$ 5,687	$ 1,155	$ 3,860,235

The following table summarizes gross realized gains and losses on AFS securities, the gain on sale and net write-up of equity securities, and proceeds from the sale of AFS investment securities for each of the three years ended December 31 shown below:

($ in thousands)	2024	2023	2022
Gross realized gains on AFS securities	$ —	$ 83	$ 21
Gross realized (losses) on AFS securities	(148,380)	(65,022)	(1,943)
Gain on sale and net write-up of equity securities	4,233	6,037	5,668
Investment securities (losses) gains, net	$ (144,147)	$ (58,903)	$ 3,746
Proceeds from sales of AFS investment securities	$ 1,141,231	$ 715,066	$ 110,177

During the fourth quarter of 2024, the Corporation sold lower yielding AFS securities with a carrying value of $1.1 billion at a net loss of $148 million and reinvested the proceeds into higher yielding and lower risk-weighted GNMA securities. Additionally, during the first quarter of 2024, the Corporation sold its remaining Visa Class B restricted shares at a gain of $4 million.

During the fourth quarter of 2023, the Corporation sold lower yielding AFS securities with a carrying value of $715 million at a net loss of $65 million and reinvested the proceeds into higher yielding and lower risk-weighted GNMA securities. Additionally, during the fourth quarter of 2023, the Corporation sold 1,000 shares of its Visa Class B restricted shares and wrote up its remaining shares based on that market price, resulting in a gain of $6 million.

During the fourth quarter of 2022, the Corporation sold $110 million of lower yielding municipal securities at a loss of $2 million and reinvested the proceeds into higher yielding and lower risk-weighted GNMA securities. During the third quarter of 2022, the Corporation sold its Visa Class B restricted shares obtained in the acquisition of First Staunton, which were carried at a zero-cost basis. The remaining shares of Visa Class B restricted shares held by the Corporation, which were carried at fair value, were subsequently written up to reflect the new observable price resulting from that sale.

Investment securities with a carrying value of $1.5 billion at December 31, 2024 and $1.6 billion at December 31, 2023 were pledged as required to secure certain deposits or for other purposes.

Accrued interest receivable on HTM securities totaled $18 million at both December 31, 2024 and 2023. Accrued interest receivable on AFS securities totaled $21 million and $15 million at December 31, 2024 and 2023, respectively. Accrued interest receivable on both HTM and AFS securities is included in interest receivable on the consolidated balance sheets.

The allowance for credit losses on HTM securities was approximately $60,000 and $75,000 at December 31, 2024 and 2023, respectively, attributable entirely to the Corporation's municipal securities, included in HTM investment securities, net, at amortized cost on the consolidated balance sheets. The Corporation also holds U.S. Treasury, municipal, and mortgage-related securities issued by the U.S. government or a GSE which are backed by the full faith and credit of the U.S. government and private-label residential mortgage-related securities that have credit enhancement which covers the first 15% of losses and, as a result, no allowance for credit losses has been recorded related to these securities.

The following represents gross unrealized losses and the related fair value of AFS and HTM securities, aggregated by investment category and length of time individual securities have been in a continuous unrealized loss position, at December 31, 2024:

($ in thousands)	Less than 12 months			12 months or more			Total	
	Number of Securities	Unrealized (Losses)	Fair Value	Number of Securities	Unrealized (Losses)	Fair Value	Unrealized (Losses)	Fair Value
AFS investment securities								
Obligations of state and political subdivisions (municipal securities)	1 $	(3) $	542	2 $	(55) $	828 $	(58) $	1,370
Residential mortgage-related securities:								
FNMA/FHLMC	23	(607)	31,983	14	(8,927)	61,596	(9,534)	93,579
GNMA	116	(13,706)	1,660,642	4	(145)	3,945	(13,851)	1,664,587
Commercial mortgage-related securities:								
FNMA/FHLMC	—	—	—	1	(1,332)	17,000	(1,332)	17,000
GNMA	—	—	—	16	(4,800)	111,475	(4,800)	111,475
Asset backed securities:								
FFELP	—	—	—	12	(604)	62,830	(604)	62,830
SBA	—	—	—	4	(24)	464	(24)	464
Other debt securities	1	(7)	993	1	(3)	997	(11)	1,989
Total	141 $	(14,323) $	1,694,159	54 $	(15,890) $	259,134 $	(30,213) $	1,953,294
HTM investment securities								
U.S. Treasury securities	— $	— $	—	1 $	(1) $	999 $	(1) $	999
Obligations of state and political subdivisions (municipal securities)	370	(11,860)	483,073	641	(162,343)	866,949	(174,202)	1,350,022
Residential mortgage-related securities:								
FNMA/FHLMC	12	(280)	11,617	106	(186,184)	710,114	(186,464)	721,732
GNMA	7	(183)	8,856	79	(3,591)	31,071	(3,774)	39,927
Private-label	—	—	—	18	(65,963)	266,353	(65,963)	266,353
Commercial mortgage-related securities:								
FNMA/FHLMC	2	(1,343)	25,518	43	(157,735)	598,077	(159,078)	623,595
GNMA	—	—	—	13	(6,424)	46,032	(6,424)	46,032
Total	391 $	(13,665) $	529,064	901 $	(582,241) $	2,519,595 $	(595,906) $	3,048,660

For comparative purposes, the following represents gross unrealized losses and the related fair value of AFS and HTM securities, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, at December 31, 2023:

($ in thousands)	Less than 12 months			12 months or more			Total	
	Number of Securities	Unrealized (Losses)	Fair Value	Number of Securities	Unrealized (Losses)	Fair Value	Unrealized (Losses)	Fair Value
AFS investment securities								
U.S. Treasury securities	— $	— $	—	1 $	(4,083) $	35,902 $	(4,083) $	35,902
Obligations of state and political subdivisions (municipal securities)	41	(347)	23,762	92	(1,867)	53,022	(2,214)	76,784
Residential mortgage-related securities:								
FNMA/FHLMC	18	(333)	22,870	71	(153,219)	1,080,337	(153,552)	1,103,207
GNMA	13	(924)	156,847	5	(1,898)	26,643	(2,822)	183,490
Commercial mortgage-related securities:								
FNMA/FHLMC	—	—	—	1	(1,755)	16,937	(1,755)	16,937
GNMA	9	(3,160)	103,055	22	(3,975)	51,738	(7,135)	154,793
Asset backed securities:								
FFELP	—	—	—	14	(1,862)	125,339	(1,862)	125,339
SBA	—	—	—	5	(28)	761	(28)	761
Other debt securities	1	(9)	991	2	(42)	1,958	(50)	2,950
Total	82 $	(4,773) $	307,527	213 $	(168,728) $	1,392,635 $	(173,501) $	1,700,162
HTM investment securities								
U.S. Treasury securities	— $	— $	—	1 $	(36) $	963 $	(36) $	963
Obligations of state and political subdivisions (municipal securities)	182	(1,535)	180,270	537	(132,518)	792,940	(134,053)	973,210
Residential mortgage-related securities:								
FNMA/FHLMC	20	(511)	30,323	94	(164,076)	771,042	(164,587)	801,365
GNMA	2	(17)	2,128	78	(2,884)	34,626	(2,901)	36,754
Private-label	—	—	—	18	(65,372)	289,507	(65,372)	289,507
Commercial mortgage-related securities:								
FNMA/FHLMC	1	(121)	8,144	44	(160,660)	624,770	(160,781)	632,914
GNMA	—	—	—	13	(7,500)	52,619	(7,500)	52,619
Total	205 $	(2,184) $	220,865	785 $	(533,046) $	2,566,468 $	(535,230) $	2,787,333

The Corporation reviews the AFS investment securities portfolio on a quarterly basis to monitor its credit exposure. A determination as to whether a security's decline in fair value is the result of credit risk takes into consideration numerous factors and the relative significance of any single factor can vary by security. Some factors the Corporation may consider in this impairment analysis include the extent to which the security has been in an unrealized loss position, the change in security rating, financial condition and near-term prospects of the issuer, as well as security and industry specific economic conditions.

Based on the Corporation's evaluation, management does not believe any unrealized losses at December 31, 2024 represent credit deterioration as these unrealized losses are primarily attributable to changes in interest rates and the current market conditions. As of December 31, 2024, the Corporation does not intend to sell, nor does it believe that it will be required to sell, the securities in an unrealized loss position before recovery of their amortized cost basis.

FHLB and Federal Reserve Bank stocks: The Corporation is required to maintain Federal Reserve Bank stock and FHLB stock as a member bank of both the Federal Reserve System and the FHLB, and in amounts as required by these institutions. These equity securities are "restricted" in that they can only be sold back to the respective institutions or another member institution at par. Therefore, they are less liquid than other marketable equity securities and their fair value is equal to amortized cost. The Corporation had FHLB stock of $92 million and $143 million at December 31, 2024 and 2023, respectively. The Corporation had Federal Reserve Bank stock of $88 million and $87 million at December 31, 2024 and 2023, respectively. Accrued interest receivable on FHLB stock totaled $2 million and $4 million at December 31, 2024 and 2023, respectively. There was no accrued interest receivable on Federal Reserve Bank stock at both December 31, 2024 and 2023. Accrued interest receivable on both FHLB stock and Federal Reserve Bank stock is included in interest receivable on the consolidated balance sheets.

Equity Securities

Equity securities with readily determinable fair values: The Corporation's portfolio of equity securities with readily determinable fair values is primarily comprised of mutual funds. At December 31, 2024 and 2023, the Corporation had equity securities with readily determinable fair values of $11 million and $7 million, respectively.

Equity securities without readily determinable fair values: The Corporation's portfolio of equity securities without readily determinable fair values primarily consists of an investment in a private loan fund. The Corporation had equity securities without readily determinable fair values carried at $13 million and $35 million at December 31, 2024 and 2023, respectively. During the first quarter of 2024, the Corporation sold all of its remaining Visa Class B restricted shares.

Note 3 Loans

The period end loan composition was as follows:

($ in thousands)	Dec 31, 2024	Dec 31, 2023
Commercial and industrial	$ 10,573,741	$ 9,731,555
Commercial real estate - owner occupied	1,143,741	1,061,700
Commercial and business lending	11,717,483	10,793,255
Commercial real estate - investor	5,227,975	5,124,245
Real estate construction	1,982,632	2,271,398
Commercial real estate lending	7,210,607	7,395,644
Total commercial	18,928,090	18,188,898
Residential mortgage	7,047,541	7,864,891
Auto finance	2,810,220	2,256,162
Home equity	664,252	628,526
Other consumer	318,483	277,740
Total consumer	10,840,496	11,027,319
Total loans	$ 29,768,586	$ 29,216,218

Accrued interest receivable on loans totaled $126 million at December 31, 2024, and $132 million at December 31, 2023, and is included in interest receivable on the consolidated balance sheets. Interest accrued but not received is reversed against interest income when a loan is placed on nonaccrual. The amount of accrued interest reversed totaled $2 million for the years ended December 31, 2024 and December 31, 2023, and approximately $491,000 for the year ended December 31, 2022.

The Corporation has granted loans to its directors, executive officers, or their related interests. These loans were made on substantially the same terms, including rates and collateral, as those prevailing at the time for comparable transactions with other unrelated customers, and do not involve more than a normal risk of collection. These loans to related parties are summarized below:

($ in thousands)	2024	2023
Balance at beginning of year	$ 5,406	$ 3,376
New loans	17,395	2,564
Repayments	(2,359)	(253)
Change due to status of executive officers and directors	838	(280)
Balance at end of year	$ 21,280	$ 5,406

The following table presents loans by credit quality indicator by origination year at December 31, 2024:

($ in thousands)	Rev Loans Converted to Term[a]	Rev Loans Amortized Cost Basis	Term Loans Amortized Cost Basis by Origination Year[a]						Total
			2024	2023	2022	2021	2020	Prior	
Commercial and industrial:									
Risk rating:									
Pass	$ 248	$ 1,841,790	$2,656,953	$1,514,277	$2,254,758	$1,080,180	$ 263,286	$ 510,301	$10,121,545
Special mention	—	48,829	4,037	4,810	63,390	6,984	515	48	128,613
Substandard	2,015	40,240	90,240	9,677	34,730	126,134	3,347	131	304,500
Nonaccrual	42	—	772	4,468	12,988	855	—	—	19,084
Commercial and industrial	$ 2,306	$ 1,930,860	$2,752,002	$1,533,233	$2,365,866	$1,214,154	$ 267,148	$ 510,480	$10,573,741
Commercial real estate - owner occupied:									
Risk rating:									
Pass	$ —	$ 13,760	$ 228,913	$ 175,059	$ 180,132	$ 214,237	$ 114,064	$ 181,982	$ 1,108,147
Special mention	—	—	—	497	—	8,619	—	2,803	11,920
Substandard	—	943	2,532	10,009	1,492	701	3,371	3,125	22,173
Nonaccrual	—	—	—	1,501	—	—	—	—	1,501
Commercial real estate - owner occupied	$ —	$ 14,703	$ 231,446	$ 187,066	$ 181,625	$ 223,557	$ 117,435	$ 187,911	$ 1,143,741
Commercial and business lending:									
Risk rating:									
Pass	$ 248	$ 1,855,550	$2,885,866	$1,689,336	$2,434,891	$1,294,416	$ 377,350	$ 692,283	$11,229,693
Special mention	—	48,829	4,037	5,307	63,390	15,604	515	2,852	140,532
Substandard	2,015	41,183	92,772	19,686	36,222	126,835	6,719	3,255	326,673
Nonaccrual	42	—	772	5,969	12,988	855	—	—	20,585
Commercial and business lending	$ 2,306	$ 1,945,563	$2,983,447	$1,720,298	$2,547,491	$1,437,710	$ 384,583	$ 698,390	$11,717,483
Commercial real estate - investor:									
Risk rating:									
Pass	$ —	$ 190,451	$1,334,740	$ 725,652	$1,179,867	$ 723,994	$ 321,084	$ 363,288	$ 4,839,076
Special mention	—	—	69,014	6,385	30,672	12,312	6,870	10,366	135,618
Substandard	—	—	69,385	53,022	93,151	10,724	384	9,910	236,576
Nonaccrual	—	—	11,949	—	—	4,757	—	—	16,705
Commercial real estate - investor	$ —	$ 190,451	$1,485,088	$ 785,058	$1,303,690	$ 751,786	$ 328,338	$ 383,563	$ 5,227,975
Real estate construction:									
Risk rating:									
Pass	$ —	$ 30,090	$ 278,754	$ 390,845	$ 807,347	$ 142,137	$ 25,654	$ 7,260	$ 1,682,086
Special mention	—	—	19,419	—	96,442	—	—	—	115,862
Substandard	—	—	28,241	6,000	105,660	44,754	—	—	184,654
Nonaccrual	—	—	—	—	—	—	—	30	30
Real estate construction	$ —	$ 30,090	$ 326,414	$ 396,845	$1,009,450	$ 186,890	$ 25,654	$ 7,289	$ 1,982,632
Commercial real estate lending:									
Risk rating:									
Pass	$ —	$ 220,541	$1,613,494	$1,116,496	$1,987,215	$ 866,130	$ 346,738	$ 370,548	$ 6,521,163
Special mention	—	—	88,433	6,385	127,114	12,312	6,870	10,366	251,480
Substandard	—	—	97,626	59,022	198,811	55,477	384	9,910	421,230
Nonaccrual	—	—	11,949	—	—	4,757	—	30	16,735
Commercial real estate lending	$ —	$ 220,541	$1,811,502	$1,181,903	$2,313,140	$ 938,677	$ 353,992	$ 390,853	$ 7,210,607
Total commercial:									
Risk rating:									
Pass	$ 248	$ 2,076,092	$4,499,360	$2,805,832	$4,422,105	$2,160,547	$ 724,088	$1,062,831	$17,750,855
Special mention	—	48,829	92,469	11,692	190,504	27,916	7,385	13,217	392,012
Substandard	2,015	41,183	190,399	78,708	235,033	182,313	7,103	13,165	747,903
Nonaccrual	42	—	12,721	5,969	12,988	5,612	—	30	37,320
Total commercial	$ 2,306	$ 2,166,104	$4,794,949	$2,902,201	$4,860,631	$2,376,387	$ 738,576	$1,089,243	$18,928,090

($ in thousands)	Rev Loans Converted to Term[a]	Rev Loans Amortized Cost Basis	Term Loans Amortized Cost Basis by Origination Year[a]						
			2024	2023	2022	2021	2020	Prior	Total
Residential mortgage:									
Risk rating:									
Pass	$ —	$ —	$ 172,607	$ 507,186	$1,579,182	$1,643,341	$1,195,752	$1,878,251	$ 6,976,319
Special mention	—	—	—	—	—	—	—	162	162
Substandard	—	—	594	327	77	—	—	24	1,022
Nonaccrual	—	—	2,338	2,134	11,420	10,141	8,297	35,708	70,038
Residential mortgage	$ —	$ —	$ 175,539	$ 509,647	$1,590,679	$1,653,482	$1,204,049	$1,914,144	$ 7,047,541
Auto finance:									
Risk rating:									
Pass	$ —	$ —	$1,241,609	$ 858,924	$ 650,880	$ 48,999	$ 67	$ 77	$ 2,800,555
Special mention	—	—	332	704	1,048	178	—	—	2,262
Nonaccrual	—	—	491	2,162	4,284	466	—	—	7,402
Auto finance	$ —	$ —	$1,242,431	$ 861,790	$ 656,212	$ 49,643	$ 67	$ 77	$ 2,810,220
Home equity:									
Risk rating:									
Pass	$ 8,764	$ 569,866	$ 411	$ 1,684	$ 25,372	$ 5,289	$ 1,965	$ 50,841	$ 655,429
Special mention	127	81	41	—	—	—	—	323	445
Nonaccrual	1,677	104	15	103	933	231	215	6,778	8,378
Home equity	$ 10,568	$ 570,051	$ 467	$ 1,788	$ 26,305	$ 5,520	$ 2,180	$ 57,941	$ 664,252
Other consumer:									
Risk rating:									
Pass	$ 308	$ 241,230	$ 14,343	$ 4,808	$ 2,475	$ 1,440	$ 584	$ 49,886	$ 314,767
Special mention	—	1,125	8	—	36	7	—	—	1,176
Substandard	—	2,418	—	—	—	—	—	—	2,418
Nonaccrual	2	81	5	21	7	4	—	4	122
Other consumer	$ 310	$ 244,855	$ 14,356	$ 4,829	$ 2,518	$ 1,451	$ 584	$ 49,891	$ 318,483
Total consumer:									
Risk rating:									
Pass	$ 9,071	$ 811,096	$1,428,969	$1,372,603	$2,257,910	$1,699,069	$1,198,368	$1,979,055	$10,747,070
Special mention	127	1,207	381	704	1,083	185	—	484	4,045
Substandard	—	2,418	594	327	77	—	—	24	3,440
Nonaccrual	1,679	185	2,849	4,420	16,644	10,842	8,512	42,490	85,941
Total consumer	$ 10,878	$ 814,906	$1,432,794	$1,378,053	$2,275,714	$1,710,096	$1,206,880	$2,022,053	$10,840,496
Total loans:									
Risk rating:									
Pass	$ 9,320	$ 2,887,188	$5,928,329	$4,178,435	$6,680,015	$3,859,616	$1,922,456	$3,041,886	$28,497,925
Special mention	127	50,036	92,851	12,396	191,587	28,101	7,385	13,701	396,057
Substandard	2,015	43,602	190,993	79,035	235,110	182,313	7,103	13,189	751,344
Nonaccrual	1,721	185	15,570	10,389	29,632	16,453	8,512	42,519	123,260
Total loans	$ 13,183	$ 2,981,010	$6,227,743	$4,280,254	$7,136,344	$4,086,483	$1,945,455	$3,111,296	$29,768,586

(a) Revolving loans converted to term loans are those converted during the reporting period and are also reported in their year of origination.

The following table presents loans by credit quality indicator by origination year at December 31, 2023:

($ in thousands)	Rev Loans Converted to Term[a]	Rev Loans Amortized Cost Basis	Term Loans Amortized Cost Basis by Origination Year[a]						Total
			2023	2022	2021	2020	2019	Prior	
Commercial and industrial:									
Risk rating:									
Pass	$ 1,380	$ 1,693,249	$1,736,617	$2,877,173	$1,824,362	$ 398,046	$ 383,695	$ 449,006	$ 9,362,149
Special mention	—	21,779	4,017	46,610	8,525	3,529	—	25,341	109,801
Substandard	804	81,924	10,515	39,748	47,279	17,732	94	291	197,582
Nonaccrual	6,414	—	13,317	14,188	33,891	627	—	—	62,022
Commercial and industrial	$ 8,598	$ 1,796,951	$1,764,466	$2,977,719	$1,914,057	$ 419,934	$ 383,789	$ 474,638	$ 9,731,555
Commercial real estate - owner occupied:									
Risk rating:									
Pass	$ —	$ 15,393	$ 204,039	$ 188,003	$ 239,218	$ 136,535	$ 135,730	$ 92,339	$ 1,011,259
Special mention	—	271	—	—	6,150	2,635	—	1,293	10,349
Substandard	—	292	14,735	2,791	6,416	8,537	3,086	2,841	38,699
Nonaccrual	—	—	1,394	—	—	—	—	—	1,394
Commercial real estate - owner occupied	$ —	$ 15,957	$ 220,168	$ 190,794	$ 251,783	$ 147,708	$ 138,816	$ 96,473	$ 1,061,700
Commercial and business lending:									
Risk rating:									
Pass	$ 1,380	$ 1,708,642	$1,940,657	$3,065,177	$2,063,580	$ 534,581	$ 519,426	$ 541,345	$10,373,408
Special mention	—	22,050	4,017	46,610	14,675	6,164	—	26,634	120,150
Substandard	804	82,216	25,250	42,539	53,695	26,269	3,180	3,132	236,281
Nonaccrual	6,414	—	14,710	14,188	33,891	627	—	—	63,416
Commercial and business lending	$ 8,598	$ 1,812,909	$1,984,635	$3,168,514	$2,165,840	$ 567,642	$ 522,606	$ 571,111	$10,793,255
Commercial real estate - investor:									
Risk rating:									
Pass	$ —	$ 155,109	$1,263,866	$1,247,434	$1,080,425	$ 471,371	$ 358,996	$ 239,230	$ 4,816,433
Special mention	—	502	4,248	25,474	26,208	—	29,772	6,014	92,218
Substandard	—	—	106,002	69,584	15,000	983	—	24,025	215,595
Commercial real estate - investor	$ —	$ 155,611	$1,374,116	$1,342,492	$1,121,633	$ 472,355	$ 388,768	$ 269,269	$ 5,124,245
Real estate construction:									
Risk rating:									
Pass	$ —	$ 23,307	$ 422,277	$1,176,608	$ 547,825	$ 87,680	$ 5,740	$ 7,954	$ 2,271,392
Nonaccrual	—	—	—	—	—	—	—	6	6
Real estate construction	$ —	$ 23,307	$ 422,277	$1,176,608	$ 547,825	$ 87,680	$ 5,740	$ 7,960	$ 2,271,398
Commercial real estate lending:									
Risk rating:									
Pass	$ —	$ 178,416	$1,686,143	$2,424,042	$1,628,250	$ 559,052	$ 364,737	$ 247,184	$ 7,087,824
Special mention	—	502	4,248	25,474	26,208	—	29,772	6,014	92,218
Substandard	—	—	106,002	69,584	15,000	983	—	24,025	215,595
Nonaccrual	—	—	—	—	—	—	—	6	6
Commercial real estate lending	$ —	$ 178,918	$1,796,393	$2,519,100	$1,669,458	$ 560,035	$ 394,508	$ 277,230	$ 7,395,644
Total commercial:									
Risk rating:									
Pass	$ 1,380	$ 1,887,058	$3,626,800	$5,489,219	$3,691,830	$1,093,633	$ 884,162	$ 788,529	$17,461,232
Special mention	—	22,552	8,265	72,084	40,882	6,164	29,772	32,648	212,368
Substandard	804	82,216	131,253	112,123	68,695	27,253	3,180	27,157	451,876
Nonaccrual	6,414	—	14,710	14,188	33,891	627	—	6	63,422
Total commercial	$ 8,598	$ 1,991,827	$3,781,028	$5,687,614	$3,835,298	$1,127,677	$ 917,114	$ 848,341	$18,188,898

($ in thousands)	Rev Loans Converted to Term[a]	Rev Loans Amortized Cost Basis	Term Loans Amortized Cost Basis by Origination Year[a]						
			2023	2022	2021	2020	2019	Prior	Total
Residential mortgage:									
Risk rating:									
Pass	$ —	$ —	$ 352,321	$1,617,409	$2,110,577	$1,414,186	$ 647,778	$1,650,542	$ 7,792,813
Special mention	—	—	—	—	—	—	95	57	152
Substandard	—	—	490	93	—	—	174	26	784
Nonaccrual	—	—	1,425	9,567	9,259	10,397	6,628	33,865	71,142
Residential mortgage	$ —	$ —	$ 354,236	$1,627,070	$2,119,836	$1,424,583	$ 654,675	$1,684,490	$ 7,864,891
Auto finance:									
Risk rating:									
Pass	$ —	$ —	$1,218,820	$ 952,839	$ 75,209	$ 163	$ 456	$ 132	$ 2,247,618
Special mention	—	—	619	1,850	205	—	—	—	2,674
Substandard	—	—	—	73	—	—	—	—	73
Nonaccrual	—	—	1,032	4,332	430	—	3	—	5,797
Auto finance	$ —	$ —	$1,220,471	$ 959,094	$ 75,844	$ 163	$ 458	$ 132	$ 2,256,162
Home equity:									
Risk rating:									
Pass	$ 8,703	$ 521,000	$ 1,678	$ 29,863	$ 6,084	$ 2,327	$ 4,891	$ 53,350	$ 619,192
Special mention	179	200	—	87	—	29	15	378	708
Substandard	10	75	10	—	—	—	33	—	118
Nonaccrual	1,302	160	29	495	132	144	368	7,180	8,508
Home equity	$ 10,195	$ 521,434	$ 1,717	$ 30,445	$ 6,217	$ 2,500	$ 5,308	$ 60,907	$ 628,526
Other consumer:									
Risk rating:									
Pass	$ 121	$ 196,632	$ 6,419	$ 3,732	$ 2,658	$ 1,127	$ 460	$ 64,121	$ 275,149
Special mention	26	843	9	—	3	20	—	6	881
Substandard	—	1,582	—	—	—	—	—	—	1,582
Nonaccrual	27	71	10	1	6	2	8	29	128
Other consumer	$ 174	$ 199,129	$ 6,438	$ 3,733	$ 2,668	$ 1,149	$ 468	$ 64,156	$ 277,740
Total consumer:									
Risk rating:									
Pass	$ 8,824	$ 717,632	$1,579,238	$2,603,843	$2,194,529	$1,417,802	$ 653,584	$1,768,145	$10,934,773
Special mention	205	1,043	628	1,936	208	49	110	441	4,416
Substandard	10	1,656	500	166	—	—	207	26	2,556
Nonaccrual	1,330	231	2,496	14,396	9,827	10,544	7,007	41,073	85,574
Total consumer	$ 10,369	$ 720,563	$1,582,862	$2,620,341	$2,204,564	$1,428,395	$ 660,909	$1,809,685	$11,027,319
Total loans:									
Risk rating:									
Pass	$ 10,204	$ 2,604,690	$5,206,038	$8,093,062	$5,886,359	$2,511,435	$1,537,747	$2,556,674	$28,396,005
Special mention	205	23,595	8,893	74,020	41,091	6,213	29,882	33,089	216,784
Substandard	814	83,872	131,753	112,289	68,695	27,253	3,387	27,183	454,432
Nonaccrual	7,744	231	17,206	28,584	43,718	11,170	7,007	41,080	148,997
Total loans	$ 18,966	$ 2,712,389	$5,363,890	$8,307,956	$6,039,862	$2,556,071	$1,578,023	$2,658,026	$29,216,218

(a) Revolving loans converted to term loans are those converted during the reporting period and are also reported in their year of origination.

The following table presents gross charge offs by origination year at December 31, 2024:

($ in thousands)	Rev Loans Amortized Cost Basis	Gross Charge Offs by Origination Year						
		2024	2023	2022	2021	2020	Prior	Total
Commercial and industrial	$ 4,433	$ 128	$ 11,484	$ 8,510	$ 22,959	$ 3	$ —	$ 47,517
Commercial real estate-owner occupied	—	—	—	—	—	—	3	3
Commercial and business lending	4,433	128	11,484	8,510	22,959	3	3	47,520
Commercial real estate-investor	—	6,617	1	—	4,569	—	—	11,187
Real estate construction	—	—	—	—	—	—	—	—
Commercial real estate lending	—	6,617	1	—	4,569	—	—	11,187
Total commercial	4,433	6,745	11,485	8,510	27,528	3	3	58,707
Residential mortgage	—	—	134	125	101	153	515	1,029
Auto finance	—	418	2,982	5,582	560	—	—	9,541
Home equity	93	—	—	9	19	10	85	216
Other consumer	6,555	20	96	75	75	42	59	6,922
Total consumer	6,649	438	3,212	5,790	755	205	659	17,709
Total gross charge offs	$ 11,082	$ 7,183	$ 14,697	$ 14,300	$ 28,283	$ 209	$ 662	$ 76,415

The following table presents gross charge offs by origination year at December 31, 2023:

($ in thousands)	Rev Loans Amortized Cost Basis	Gross Charge Offs by Origination Year						
		2023	2022	2021	2020	2019	Prior	Total
Commercial and industrial	$ 4,130	$ 717	$ 9,594	$ 25,270	$ 5,958	$ —	$ 18	$ 45,687
Commercial real estate-owner occupied	—	—	—	—	—	25	—	25
Commercial and business lending	4,130	717	9,594	25,270	5,958	25	18	45,713
Commercial real estate-investor	—	—	—	—	—	—	252	252
Real estate construction	—	—	—	—	—	—	25	25
Commercial real estate lending	—	—	—	—	—	—	277	277
Total commercial	4,130	717	9,594	25,270	5,958	25	295	45,989
Residential mortgage	—	2	32	42	148	5	723	952
Auto finance	—	795	4,524	626	—	5	—	5,950
Home equity	53	21	3	31	—	22	294	424
Other consumer	4,884	—	72	124	131	72	170	5,453
Total consumer	4,937	818	4,630	823	279	105	1,187	12,779
Total gross charge offs	$ 9,068	$ 1,535	$ 14,224	$ 26,093	$ 6,237	$ 130	$ 1,482	$ 58,768

Factors that are important to managing overall credit quality are sound loan underwriting and administration, systematic monitoring of existing loans and commitments, effective loan review on an ongoing basis, early identification of potential problems, and appropriate policies for ACLL, nonaccrual loans, and charge offs. See Note 1 for the Corporation's accounting policy for loans.

For commercial loans, management has determined the pass credit quality indicator to include credits exhibiting acceptable financial statements, cash flow, and leverage. If any risk exists, it is mitigated by the loan structure, collateral, monitoring, or control. For consumer loans, performing loans include credits performing in accordance with the original contractual terms.

Loans are considered past due if the required principal and interest payments have not been received as of the date such payments were due. Special mention credits have potential weaknesses that warrant specific attention from management. If left uncorrected, these potential weaknesses may result in deterioration of the repayment prospects for the credit. Accruing loan modifications could be pass or special mention, depending on the risk rating on the loan. Substandard loans are considered inadequately protected by the current net worth and paying capacity of the obligor or the collateral pledged. These loans generally have a well-defined weakness, or weaknesses, which may jeopardize liquidation of the debt, and are characterized by the distinct possibility the Corporation will sustain some loss if the deficiencies are not corrected. Management has determined commercial loan relationships in nonaccrual status, and commercial and consumer loan relationships with their terms restructured in a loan modification, meet the criteria to be individually evaluated. Commercial loans classified as special mention, substandard, and nonaccrual are reviewed at a minimum on a quarterly basis, while pass credits, which are performing

rated credits, are generally reviewed on an annual basis or more frequently if the loan renewal is less than one year or if otherwise warranted.

The recorded investment of consumer loans secured by residential real estate properties for which foreclosure proceedings are in process totaled $23 million at December 31, 2024 and $16 million at December 31, 2023.

The following table presents loans by past due status at December 31, 2024:

	Accruing					
($ in thousands)	Current	30-59 Days Past Due	60-89 Days Past Due	90+ Days Past Due	Nonaccrual(a)(b)	Total
Commercial and industrial	$ 10,552,756	$ 899	$ 361	$ 642	$ 19,084	$ 10,573,741
Commercial real estate - owner occupied	1,140,607	1,533	101	—	1,501	1,143,741
Commercial and business lending	11,693,363	2,432	462	642	20,585	11,717,483
Commercial real estate - investor	5,174,879	5,117	31,274	—	16,705	5,227,975
Real estate construction	1,982,581	21	—	—	30	1,982,632
Commercial real estate lending	7,157,460	5,138	31,274	—	16,735	7,210,607
Total commercial	18,850,823	7,570	31,736	642	37,320	18,928,090
Residential mortgage	6,962,610	14,731	162	—	70,038	7,047,541
Auto finance	2,787,967	12,588	2,262	—	7,402	2,810,220
Home equity	651,248	4,181	445	—	8,378	664,252
Other consumer	312,687	1,892	1,236	2,547	122	318,483
Total consumer	10,714,512	33,391	4,105	2,547	85,941	10,840,496
Total loans	$ 29,565,335	$ 40,961	$ 35,841	$ 3,189	$ 123,260	$ 29,768,586

(a) Of the total nonaccrual loans, $52 million, or 42%, were current with respect to payment at December 31, 2024.
(b) No interest income was recognized on nonaccrual loans for the year ended December 31, 2024. In addition, there were $24 million of nonaccrual loans for which there was no related ACLL at December 31, 2024.

The following table presents loans by past due status at December 31, 2023:

	Accruing					
($ in thousands)	Current	30-59 Days Past Due	60-89 Days Past Due	90+ Days Past Due	Nonaccrual(a)(b)	Total
Commercial and industrial	$ 9,663,587	$ 5,374	$ 191	$ 380	$ 62,022	$ 9,731,555
Commercial real estate - owner occupied	1,059,948	—	358	—	1,394	1,061,700
Commercial and business lending	10,723,536	5,374	549	380	63,416	10,793,255
Commercial real estate - investor	5,086,117	—	18,697	19,432	—	5,124,245
Real estate construction	2,271,392	—	—	—	6	2,271,398
Commercial real estate lending	7,357,509	—	18,697	19,432	6	7,395,644
Total commercial	18,081,044	5,374	19,246	19,812	63,422	18,188,898
Residential mortgage	7,780,304	13,294	152	—	71,142	7,864,891
Auto finance	2,232,906	14,712	2,674	73	5,797	2,256,162
Home equity	615,810	3,500	708	—	8,508	628,526
Other consumer	273,644	1,233	932	1,803	128	277,740
Total consumer	10,902,664	32,739	4,467	1,876	85,574	11,027,319
Total loans	$ 28,983,708	$ 38,113	$ 23,712	$ 21,689	$ 148,997	$ 29,216,218

(a) Of the total nonaccrual loans, $80 million, or 53%, were current with respect to payment at December 31, 2023.
(b) No interest income was recognized on nonaccrual loans for the year ended December 31, 2023. In addition, there were $23 million of nonaccrual loans for which there was no related ACLL at December 31, 2023.

Loan Modifications and Troubled Debt Restructurings

The following tables show the composition of loan modifications made to borrowers experiencing financial difficulty by the loan portfolio and type of concessions granted. Each of the types of concessions granted comprised less than 1% of their respective classes of loan portfolios at both December 31, 2024 and December 31, 2023.

($ in thousands)	Interest Rate Concession	
	Amortized Cost	
	Twelve Months Ended December 31,	
	2024	2023
Commercial and industrial	$ 475	$ 306
Residential mortgage	295	—
Auto finance	10	255
Home equity	—	77
Other consumer	2,239	1,449
Total loans modified	$ 3,019	$ 2,087

($ in thousands)	Term Extension	
	Amortized Cost	
	Twelve Months Ended December 31,	
	2024	2023
Residential mortgage	$ —	$ 208
Home equity	—	25
Total loans modified	$ —	$ 233

($ in thousands)	Combination - Interest Rate Concession and Term Extension	
	Amortized Cost	
	Twelve Months Ended December 31,	
	2024	2023
Residential mortgage	$ 2,849	$ 865
Home equity	244	339
Total loans modified	$ 3,093	$ 1,204

The following tables summarize, by loan portfolio, the financial effect of the Corporation's loan modifications on the modified loans:

Loan Type	Interest Rate Concession	
	Financial Effect, Weighted Average Contractual Interest Rate (Decrease) Increase[a]	
	Twelve Months Ended December 31,	
	2024	2023
Commercial and industrial	(18)%	(19)%
Residential mortgage	2 %	1 %
Auto finance	(7)%	(9)%
Home equity	(3)%	— %
Other consumer	(21)%	(21)%
Weighted average of total loans modified	(8)%	(11)%

(a) Due to market conditions, some interest rate concessions on floating rate loans may involve an increase in rate that was lower in comparison to the rate of increase for floating rate loans not modified.

Loan Type	Term Extension	
	Financial Effect, Weighted Average Term Increase[a]	
	Twelve Months Ended December 31,	
	2024	2023
Residential mortgage	108 months	65 months
Home equity	63 months	85 months
Weighted average of total loans modified	105 months	71 months

(a) During the twelve months ended December 31, 2024 and December 31, 2023, term extensions changed the weighted average term on modified loans from 282 to 386 months and 175 to 245 months, respectively.

The Corporation closely monitors the performance of loans that are modified to borrowers experiencing financial difficulty to understand the effectiveness of its modification efforts. The following table depicts the performance of loans that have been modified in the twelve months ended December 31, 2024:

($ in thousands)	Payment Status (Amortized Cost Basis)		
	Current	30-89 Days Past Due	90+ Days Past Due
Commercial and industrial	$ 475	$ —	$ —
Residential mortgage	2,355	453	336
Auto finance	5	3	2
Home equity	244	—	—
Other consumer	2,239	—	—
Total loans modified	$ 5,318	$ 456	$ 338

The following table depicts the performance of loans that have been modified in the twelve months ended December 31, 2023:

($ in thousands)	Payment Status (Amortized Cost Basis)		
	Current	30-89 Days Past Due	90+ Days Past Due
Commercial and industrial	$ 306	$ —	$ —
Residential mortgage	773	56	245
Auto finance	218	36	—
Home equity	310	123	9
Other consumer	1,449	—	—
Total loans modified	$ 3,056	$ 215	$ 253

The following table provides the amortized cost of loan modifications by loan portfolio and type of concession that were modified in the previous twelve months and subsequently had a payment default, as of December 31, 2024:

($ in thousands)	Amortized Cost of Loan Modifications that Subsequently Defaulted		
	Interest Rate Concession	Term Extension	Combination Interest Rate Reduction and Term Extension
Residential mortgage	$ —	$ —	$ 151
Auto finance	2	—	—
Home equity	—	—	186
Total loans modified	$ 2	$ —	$ 337

The following table provides the amortized cost of loan modifications by loan portfolio and type of concession that were modified in the previous twelve months and subsequently had a payment default, as of December 31, 2023:

($ in thousands)	Amortized Cost of Loan Modifications that Subsequently Defaulted		
	Interest Rate Concession	Term Extension	Combination Interest Rate Reduction and Term Extension
Residential mortgage	$ —	$ 208	$ 248
Home equity	—	—	27
Total loans modified	$ —	$ 208	$ 275

The following table provides the number of loans modified in a TDR by loan portfolio, the recorded investment, and unpaid principal balance at December 31, 2022, prior to the adoption of ASU 2022-02:

($ in thousands)	Number of Loans	Recorded Investment[a]	Unpaid Principal Balance[b]
Commercial and industrial	2	$ 281	$ 281
Residential mortgage	55	10,557	10,777
Home equity	15	531	557
Total loans modified	72	$ 11,370	$ 11,616

(a) Represents post-modification outstanding recorded investment.
(b) Represents pre-modification outstanding recorded investment.

For the year ended December 31, 2022, restructured loan modifications of commercial loans primarily included maturity date extensions and payment schedule modifications. Restructured loan modifications of consumer loans for the year ended December 31, 2022 primarily included maturity date extensions, interest rate concessions, non-reaffirmed Chapter 7 bankruptcies, or a combination of these concessions.

The following table provides the number of loans modified during the previous twelve months which subsequently defaulted during the year ended December 31, 2022, and the recorded investment in these restructured loans at the time of default as of December 31, 2022, prior to the adoption of ASU 2022-02:

($ in thousands)	Number of Loans		Recorded Investment
Residential mortgage	4	$	1,178

The nature and extent of the impairment of modified loans, including those which have experienced a subsequent payment default, are considered in the determination of an appropriate level of the ACLL.

Allowance for Credit Losses on Loans

The ACLL is comprised of the allowance for loan losses and the allowance for unfunded commitments. The level of the ACLL represents management's estimate of an amount appropriate to provide for expected lifetime credit losses in the loan portfolio at the balance sheet date. The expected lifetime credit losses are the product of multiplying the Corporation's estimates of probability of default, loss given default, and the individual loan level exposure at default on an undiscounted basis. A main factor in the determination of the ACLL is the economic forecast. The forecast the Corporation used for December 31, 2024 was the Moody's baseline scenario from November 2024, which was reviewed against the December 2024 baseline scenario with no material updates made, over a two year reasonable and supportable period with straight-line reversion to historical losses over the second year of the period. See Note 1 for the Corporation's accounting policy on the ACLL. The allowance for unfunded commitments is maintained at a level believed by management to be sufficient to absorb expected lifetime losses related to unfunded credit facilities (including unfunded loan commitments and letters of credit). See Note 15 for additional information on the change in the allowance for unfunded commitments.

The following table presents a summary of the changes in the ACLL by portfolio segment for the year ended December 31, 2024:

($ in thousands)	Dec 31, 2023	Charge Offs	Recoveries	Net Charge Offs	Provision for Credit Losses	Dec 31, 2024	ACLL / Loans
Allowance for loan losses							
Commercial and industrial	$ 128,263	$ (47,517)	$ 2,148	$ (45,369)	$ 53,703	$ 136,596	
Commercial real estate — owner occupied	10,610	(3)	7	4	(1,198)	9,417	
Commercial and business lending	138,873	(47,520)	2,155	(45,365)	52,505	146,013	
Commercial real estate — investor	67,858	(11,187)	—	(11,187)	14,876	71,547	
Real estate construction	53,554	—	65	65	(2,119)	51,499	
Commercial real estate lending	121,412	(11,187)	65	(11,122)	12,756	123,046	
Total commercial	260,285	(58,707)	2,220	(56,487)	65,262	269,060	
Residential mortgage	37,808	(1,029)	280	(750)	(4,483)	32,576	
Auto finance	24,961	(9,541)	2,905	(6,637)	10,142	28,467	
Home equity	15,403	(216)	1,366	1,150	67	16,620	
Other consumer	12,638	(6,922)	1,096	(5,826)	10,012	16,824	
Total consumer	90,809	(17,709)	5,647	(12,062)	15,738	94,486	
Total loans	$ 351,094	$ (76,415)	$ 7,867	$ (68,549)	$ 81,000	$ 363,545	
Allowance for unfunded commitments							
Commercial and industrial	$ 13,319	$ —	$ —	$ —	$ 1,137	$ 14,456	
Commercial real estate — owner occupied	149	—	—	—	2	151	
Commercial and business lending	13,468	—	—	—	1,139	14,607	
Commercial real estate — investor	480	—	—	—	98	578	
Real estate construction	17,024	—	—	—	2,567	19,591	
Commercial real estate lending	17,504	—	—	—	2,664	20,169	
Total commercial	30,972	—	—	—	3,803	34,776	
Home equity	2,629	—	—	—	(164)	2,465	
Other consumer	1,174	—	—	—	361	1,535	
Total consumer	3,803	—	—	—	197	4,000	
Total loans	$ 34,776	$ —	$ —	$ —	$ 4,000	$ 38,776	
Allowance for credit losses on loans							
Commercial and industrial	$ 141,582	$ (47,517)	$ 2,148	$ (45,369)	$ 54,840	$ 151,052	1.43 %
Commercial real estate — owner occupied	10,759	(3)	7	4	(1,196)	9,568	0.84 %
Commercial and business lending	152,341	(47,520)	2,155	(45,365)	53,644	160,620	1.37 %
Commercial real estate — investor	68,338	(11,187)	—	(11,187)	14,973	72,125	1.38 %
Real estate construction	70,578	—	65	65	447	71,090	3.59 %
Commercial real estate lending	138,916	(11,187)	65	(11,122)	15,421	143,215	1.99 %
Total commercial	291,257	(58,707)	2,220	(56,487)	69,065	303,835	1.61 %
Residential mortgage	37,808	(1,029)	280	(750)	(4,483)	32,576	0.46 %
Auto finance	24,961	(9,541)	2,905	(6,637)	10,142	28,467	1.01 %
Home equity	18,032	(216)	1,366	1,150	(97)	19,085	2.87 %
Other consumer	13,812	(6,922)	1,096	(5,826)	10,373	18,359	5.76 %
Total consumer	94,613	(17,709)	5,647	(12,062)	15,935	98,486	0.91 %
Total loans	$ 385,870	$ (76,415)	$ 7,867	$ (68,549)	$ 85,000	$ 402,322	1.35 %

The following table presents a summary of the changes in the ACLL by portfolio segment for the year ended December 31, 2023:

($ in thousands)	Dec 31, 2022	Charge Offs	Recoveries	Net Charge Offs	Provision for Credit Losses	Dec 31, 2023	ACLL / Loans
Allowance for loan losses							
Commercial and industrial	$ 119,076	$ (45,687)	$ 3,015	$ (42,672)	$ 51,859	$ 128,263	
Commercial real estate — owner occupied	9,475	(25)	11	(15)	1,150	10,610	
Commercial and business lending	128,551	(45,713)	3,026	(42,687)	53,009	138,873	
Commercial real estate — investor	54,398	(252)	3,016	2,763	10,697	67,858	
Real estate construction	45,589	(25)	80	55	7,910	53,554	
Commercial real estate lending	99,986	(277)	3,095	2,819	18,607	121,412	
Total commercial	228,538	(45,989)	6,121	(39,868)	71,616	260,285	
Residential mortgage	38,298	(952)	541	(411)	(79)	37,808	
Auto finance	19,619	(5,950)	1,241	(4,709)	10,051	24,961	
Home equity	14,875	(424)	1,262	837	(310)	15,403	
Other consumer	11,390	(5,453)	978	(4,475)	5,723	12,638	
Total consumer	84,182	(12,779)	4,021	(8,758)	15,384	90,809	
Total loans	$ 312,720	$ (58,768)	$ 10,142	$ (48,626)	$ 87,000	$ 351,094	
Allowance for unfunded commitments							
Commercial and industrial	$ 12,997	$ —	$ —	$ —	$ 321	$ 13,319	
Commercial real estate — owner occupied	103	—	—	—	46	149	
Commercial and business lending	13,101	—	—	—	367	13,468	
Commercial real estate — investor	710	—	—	—	(230)	480	
Real estate construction	20,583	—	—	—	(3,558)	17,024	
Commercial real estate lending	21,292	—	—	—	(3,788)	17,504	
Total commercial	34,393	—	—	—	(3,421)	30,972	
Home equity	2,699	—	—	—	(70)	2,629	
Other consumer	1,683	—	—	—	(509)	1,174	
Total consumer	4,382	—	—	—	(579)	3,803	
Total loans	$ 38,776	$ —	$ —	$ —	$ (4,000)	$ 34,776	
Allowance for credit losses on loans							
Commercial and industrial	$ 132,073	$ (45,687)	$ 3,015	$ (42,672)	$ 52,181	$ 141,582	1.45 %
Commercial real estate — owner occupied	9,579	(25)	11	(15)	1,195	10,759	1.01 %
Commercial and business lending	141,652	(45,713)	3,026	(42,687)	53,376	152,341	1.41 %
Commercial real estate — investor	55,108	(252)	3,016	2,763	10,467	68,338	1.33 %
Real estate construction	66,171	(25)	80	55	4,351	70,578	3.11 %
Commercial real estate lending	121,279	(277)	3,095	2,819	14,819	138,916	1.88 %
Total commercial	262,931	(45,989)	6,121	(39,868)	68,195	291,257	1.60 %
Residential mortgage	38,298	(952)	541	(411)	(79)	37,808	0.48 %
Auto finance	19,619	(5,950)	1,241	(4,709)	10,051	24,961	1.11 %
Home equity	17,574	(424)	1,262	837	(380)	18,032	2.87 %
Other consumer	13,073	(5,453)	978	(4,475)	5,214	13,812	4.97 %
Total consumer	88,565	(12,779)	4,021	(8,758)	14,805	94,613	0.86 %
Total loans	$ 351,496	$ (58,768)	$ 10,142	$ (48,626)	$ 83,000	$ 385,870	1.32 %

Note 4 Goodwill and Other Intangible Assets

Goodwill

Goodwill is not amortized but is instead subject to impairment tests on at least an annual basis, and more frequently if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. See Note 1 for the Corporation's accounting policy for goodwill and other intangible assets.

The Corporation conducted its most recent annual impairment testing in May 2024, utilizing a qualitative assessment. Based on this assessment, management concluded that it is more likely than not that the estimated fair value exceeded the carrying value (including goodwill) for each reporting unit. Therefore, a step one quantitative analysis was not required. There have been no events since the May 2024 impairment test that have changed the Corporation's impairment assessment conclusion. There were no impairment charges recorded in 2024, 2023, or 2022.

The Corporation had goodwill of $1.1 billion at both December 31, 2024 and 2023.

Core Deposit Intangibles

The Corporation has CDIs which are amortized. Changes in the gross carrying amount, accumulated amortization, and net book value for CDIs were as follows:

($ in thousands)		2024		2023		2022
Core deposit intangibles						
Gross carrying amount at the beginning of the year	$	88,109	$	88,109	$	88,109
Accumulated amortization		(56,449)		(47,638)		(38,827)
Net book value	$	31,660	$	40,471	$	49,282
Amortization during the year	$	8,811	$	8,811	$	8,811

Mortgage Servicing Rights

The Corporation sells residential mortgage loans in the secondary market and typically retains the right to service the loans sold. MSRs are not traded in active markets. As a result, a cash flow model is used to determine fair value. Key assumptions and estimates, including projected prepayment speeds, assumed servicing costs, ancillary income, costs to service delinquent loans, costs of foreclosure, and discount rates with option-adjusted spreads, are used in measuring the fair value of the MSRs asset. These assumptions are considered significant unobservable inputs. See Note 1 for the Corporation's accounting policy for MSRs. See Note 15 for a discussion of the recourse provisions on sold residential mortgage loans. See Note 17 which further discusses fair value measurement relative to the MSRs asset.

A summary of changes in the balance of the MSRs asset under the fair value measurement method is as follows:

($ in thousands)		2024		2023
Mortgage servicing rights				
Mortgage servicing rights at beginning of period	$	84,390	$	77,351
Additions		6,707		3,564
Decay		(8,060)		(7,185)
Valuation:				
Change in fair value model assumptions		—		8,881
Changes in fair value of asset		4,646		1,778
Mortgage servicing rights at end of period	$	87,683	$	84,390
Portfolio of residential mortgage loans serviced for others ("servicing portfolio")[a]	$	6,285,018	$	7,364,492
Mortgage servicing rights to servicing portfolio[a]		1.40 %		1.15 %

(a) During the fourth quarter of 2023, the Corporation transferred $969 million of residential mortgages into held for sale and subsequently sold them for $844 million. After sale, the servicing was retained for a short period until full servicing was transferred to the purchaser in January 2024.

The projections of amortization expense for CDIs and decay for MSRs are based on existing asset balances, the current interest rate environment, and prepayment speeds as of December 31, 2024. The actual expense the Corporation recognizes in any given period may be significantly different depending upon acquisition or sale activities, changes in interest rates, prepayment speeds, market conditions, regulatory requirements, and events or circumstances that indicate the carrying amount of an asset may not be recoverable. The following table shows the estimated future yearly amortization expense for CDIs and decay for MSRs:

($ in thousands)	Core Deposit Intangibles	Mortgage Servicing Rights
2025	$ 8,811	$ 9,767
2026	8,811	11,230
2027	8,811	11,602
2028	3,485	10,945
2029	1,681	9,767
Beyond 2029	61	34,373
Total estimated amortization expense and MSRs decay[a]	$ 31,660	$ 87,683

(a) Represents the decrease in value due to passage of time, including the impact from both regularly scheduled principal payments and partial loan paydowns.

Note 5 Premises and Equipment

See Note 1 for the Corporation's accounting policy for premises and equipment. A summary of the Corporation's premises and equipment is as follows:

($ in thousands)	Estimated Useful Lives	December 31, 2024			December 31, 2023
		Cost	Accumulated Depreciation	Net Book Value	Net Book Value
Land	—	$ 63,642	$ —	$ 63,642	$ 63,984
Land improvements	3 – 20 years	22,911	11,533	11,379	11,250
Buildings and improvements	5 – 40 years	415,690	198,699	216,991	212,004
Computers and related equipment	4 – 8 years	60,198	50,055	10,143	10,845
Furniture, fixtures, and other equipment	3 – 20 years	116,482	91,823	24,658	35,627
Operating leases	—	56,818	23,616	33,202	24,712
Leasehold improvements	2 – 20 years	46,192	27,113	19,078	14,556
Total premises and equipment		$ 781,932	$ 402,840	$ 379,093	$ 372,978

Depreciation and amortization of premises and equipment totaled $29 million for 2024, $30 million for 2023, and $31 million for 2022.

Note 6 Leases

The Corporation has operating leases for retail and corporate offices, land, and equipment. The Corporation also has a finance lease for retail and corporate offices.

These leases have original terms of 1 year or longer with remaining maturities up to 38 years, some of which include options to extend the lease term. An analysis of the lease options has been completed and any purchase options or optional periods that the Corporation is reasonably likely to extend have been included in the capitalization.

The discount rate used to capitalize the operating leases is the FHLB borrowing rate on the date of lease commencement. When determining the rate to discount specific lease obligations, the repayment period and term are considered.

Operating and finance lease costs and cash flows resulting from these leases are presented below:

($ in thousands)	Twelve Months Ended December 31,		
	2024	2023	2022
Operating lease costs	$ 6,414	$ 6,281	$ 6,812
Finance lease costs	373	92	119
Operating lease cash flows	6,617	7,171	8,440
Finance lease cash flows	93	92	125

The right-of-use asset and lease liability by lease classifications on the consolidated balance sheets were as follows:

($ in thousands)	Consolidated Balance Sheets Category	December 31, 2024	December 31, 2023
Operating lease right-of-use asset	Premises and equipment	$ 33,202	$ 24,712
Finance lease right-of-use asset	Other assets	—	368
Operating lease liability	Accrued expenses and other liabilities	35,596	27,311
Finance lease liability	Other long-term funding	295	383

The lease payment obligations, weighted-average remaining lease term, and weighted-average original discount rate were as follows:

($ in thousands)	December 31, 2024			December 31, 2023		
	Lease Payments	Weighted-average Lease Term (in years)	Weighted-average Discount Rate	Lease Payments	Weighted-average Lease Term (in years)	Weighted-average Discount Rate
Operating leases						
Retail and corporate offices	$ 39,072	8.30	4.26 %	$ 25,729	5.76	3.12 %
Land	3,228	6.63	3.52 %	4,050	6.98	3.48 %
Equipment	204	1.50	4.62 %	408	2.50	4.62 %
Total operating leases	$ 42,505	8.13	4.20 %	$ 30,187	5.88	3.19 %
Finance leases						
Retail and corporate offices	$ 301	3.25	1.32 %	$ 394	4.25	1.32 %
Total finance leases	$ 301	3.25	1.32 %	$ 394	4.25	1.32 %

Contractual lease payment obligations for each of the next five years and thereafter, in addition to a reconciliation to the Corporation's lease liability, were as follows:

($ in thousands)	Operating Leases	Finance Leases	Total Leases
2025	$ 6,760	$ 93	$ 6,853
2026	6,228	93	6,321
2027	5,572	93	5,664
2028	4,845	23	4,868
2029	3,612	—	3,612
Beyond 2029	15,487	—	15,487
Total lease payments	$ 42,505	$ 301	$ 42,806
Less: interest	6,909	6	6,915
Present value of lease payments	$ 35,596	$ 295	$ 35,891

At December 31, 2024 and 2023, additional operating leases, primarily retail and corporate offices, that had not yet commenced totaled $2 million and $3 million, respectively. The leases that had not yet commenced as of December 31, 2024 will commence between January 2025 and April 2025 with lease terms of 1 year to 7 years.

The Corporation conducts a portion of its business through certain facilities and equipment under non-cancelable operating leases. The Corporation also leases a subdivision of some of its facilities and receives rental income from such lease agreements, included within occupancy expense on the consolidated statements of income. The approximate minimum annual rental payments and rental receipts under non-cancelable agreements and leases are as follows:

($ in thousands)	Payments	Receipts
2025	$ 6,565	$ 3,628
2026	6,293	3,475
2027	5,636	3,170
2028	4,855	2,510
2029	3,604	2,454
Beyond 2029	15,650	11,493
Total	$ 42,603	$ 26,730

Total rental expense from leases, net of lease income, totaled $3 million in 2024, $2 million in 2023, and $3 million in 2022.

Note 7 Deposits

The distribution of deposits is as follows:

($ in thousands)		December 31, 2024		December 31, 2023
Noninterest-bearing demand	$	5,775,657	$	6,119,956
Savings		5,133,295		4,835,701
Interest-bearing demand		9,124,741		8,843,967
Money market		6,637,915		6,330,453
Brokered CDs		4,276,309		4,447,479
Other time deposits		3,700,518		2,868,494
Total deposits	$	34,648,434	$	33,446,049

Time deposits in excess of $250,000 were $758 million and $523 million at December 31, 2024 and 2023, respectively.

Aggregate annual maturities of all time deposits at December 31, 2024, are as follows:

Maturities During Year Ending December 31,		($ in thousands)
2025	$	7,898,330
2026		47,925
2027		17,814
2028		6,204
2029		6,550
Thereafter		5
Total	$	7,976,827

Note 8 Short and Long-Term Funding

The following table presents the components of short-term funding (funding with original contractual maturities of one year or less), and long-term funding (funding with original contractual maturities greater than one year):

($ in thousands)		December 31, 2024		December 31, 2023
Short-term funding				
Federal funds purchased	$	370,325	$	220,160
Securities sold under agreements to repurchase		100,044		106,620
Federal funds purchased and securities sold under agreements to repurchase	$	470,369	$	326,780
Long-term funding				
Corporation senior notes, at par	$	300,000	$	—
Corporation subordinated notes, at par		550,000		550,000
Discount and capitalized costs		(8,664)		(7,748)
Subordinated debt fair value hedge[(a)]		(3,996)		(1,366)
Finance leases		295		383
Total long-term funding	$	837,635	$	541,269
Total short and long-term funding, excluding FHLB advances	$	1,308,004	$	868,049
FHLB advances				
Short-term FHLB advances	$	1,250,000	$	740,000
Long-term FHLB advances		611,551		1,209,907
FHLB advances fair value hedge[(a)]		(7,744)		(9,713)
Total FHLB advances	$	1,853,807	$	1,940,194
Total short and long-term funding	$	3,161,811	$	2,808,243

(a) For additional information on the fair value hedges, see Note 13.

Securities Sold Under Agreement to Repurchase

The Corporation enters into agreements under which it sells securities subject to an obligation to repurchase the same or similar securities. Under these arrangements, the Corporation may transfer legal control over the assets but still retain effective control through an agreement that both entitles and obligates the Corporation to repurchase the assets. The obligation to repurchase the securities is reflected as a liability on the Corporation's consolidated balance sheets, while the securities underlying the repurchase agreements remain in the respective investment securities asset accounts (i.e., there is no offsetting or netting of the investment securities assets with the repurchase agreement liabilities).

The Corporation utilizes repurchase agreements to facilitate the needs of its customers. The fair value of securities pledged to secure repurchase agreements may decline. At December 31, 2024, the Corporation had pledged securities valued at 176% of the gross outstanding balance of repurchase agreements to manage this risk.

The remaining contractual maturity of the securities sold under agreements to repurchase on the consolidated balance sheets is presented in the following table:

	Overnight and Continuous	
($ in thousands)	December 31, 2024	December 31, 2023
Repurchase agreements		
Agency mortgage-related securities	$ 100,044	$ 106,620

Long-Term Funding

Senior Notes

In August 2024, the Corporation issued $300 million in aggregate principal amount of 6.455% Fixed Rate / Floating Rate Senior Notes Due August 29, 2030. Up to, but excluding, August 29, 2024, to, but excluding, August 29, 2029, the senior notes will have a fixed coupon interest rate of 6.455% per annum, payable semi-annually in arrears. During the period from, and including, August 29, 2029, to, but excluding, the maturity date, the senior notes will have a floating rate per annum equal to Compounded SOFR (as defined in the Global Note issued in connection with the senior notes) plus 3.030%, payable quarterly in arrears. Prior to August 29, 2029, the Corporation may, at its option, redeem the senior notes, in whole or in part, at any time and from time to time, by paying the aggregate principal amount of the notes to be redeemed plus a "make whole" premium plus accrued and unpaid interest thereon, if any, to, but excluding, the redemption date. On August 29, 2029, the Corporation may redeem the senior notes, in whole, but not in part, by paying the aggregate principal amount of the notes to be redeemed plus accrued and unpaid interest thereon, if any, to, but excluding, the redemption date. At any time and from time to time on or after July 30, 2030 (30 days prior to the maturity date), the Corporation may redeem the senior notes in whole or in part by paying the aggregate principal amount of the senior notes to be redeemed plus accrued and unpaid interest thereon, if any, to, but excluding, the redemption date. The senior notes were issued at a discount.

Subordinated Notes

In February 2023, the Corporation issued $300 million of 10-year subordinated notes, due March 1, 2033 and redeemable (i) on the reset date of March 1, 2028 and any interest payment date thereafter, (ii) at any time on or after the three month period prior to the maturity date, and (iii) upon the occurrence of a Regulatory Capital Treatment Event (as defined in the Global Note). The subordinated notes have a fixed coupon interest rate of 6.625% until the reset date, after which the rate will be equal to the Five-Year U.S. Treasury Rate as of the reset date plus 2.812% per annum. The notes were issued at a discount.

In November 2014, the Corporation issued $250 million of 10-year subordinated notes, due January 2025, and callable October 2024. The subordinated notes have a fixed coupon interest rate of 4.25% and were issued at a discount.

Finance Leases

Finance leases are used in conjunction with branch operations. See Note 6 for additional disclosure regarding the Corporation's leases.

FHLB Advances

Under agreements with the FHLB of Chicago, FHLB advances are secured by pledging qualifying collateral of the subsidiary bank (such as residential mortgage loans, residential mortgage loans held for sale, home equity loans, CRE loans, and investment securities). At December 31, 2024, the Corporation had $10.9 billion of total collateral capacity, primarily supported by pledged consumer and CRE loans and investment securities. At December 31, 2024, the FHLB advances had maturity or call dates ranging from 2025 through 2031, and had a weighted average interest rate of 3.77%, compared to 4.93% at December 31, 2023. The Corporation prepaid $600 million in long-term FHLB advances during the fourth quarter of 2024, incurring a prepayment fee of $14 million .

The table below summarizes the expected maturities of the Corporation's long-term funding at December 31, 2024:

($ in thousands)	Long Term Funding
Year	
2025	$ 648,841
2026	4,504
2027	510
2028	196,487
2029	3,235
Beyond 2029	587,865
Total long-term funding	$ 1,441,442

Note 9 Stockholders' Equity

Preferred Equity: In September 2018, the Corporation issued 4.0 million depositary shares, each representing a 1/40th interest in a share of the Corporation's 5.875% Non-Cumulative Perpetual Preferred Stock, Series E, liquidation preference $1,000 per share. Dividends on the Series E Preferred Stock are payable quarterly in arrears only when, as and if declared by the Board of Directors at a rate per annum equal to 5.875%. Shares of the Series E Preferred Stock have priority over the Corporation's common stock with regard to the payment of dividends and distributions upon liquidation, dissolution or winding up. As such, the Corporation may not pay dividends on or repurchase, redeem, or otherwise acquire for consideration shares of its common stock unless dividends for the Series E Preferred Stock have been declared for that period, and sufficient funds have been set aside to make payment. The Series E Preferred Stock may be redeemed by the Corporation at its option (i) either in whole or in part, from time to time, on any dividend payment date on or after the dividend payment date occurring on December 15, 2023, or (ii) in whole but not in part, at any time within 90 days following certain regulatory capital treatment events, in each case at a redemption price of $1,000 per share (equivalent to $25 per depositary share), plus any applicable dividends. Except in certain limited circumstances, the Series E Preferred Stock does not have any voting rights.

In June 2020, the Corporation issued 4.0 million depositary shares, each representing a 1/40th interest in a share of the Corporation's 5.625% Non-Cumulative Perpetual Preferred Stock, Series F, liquidation preference $1,000 per share. Dividends on the Series F Preferred Stock are payable quarterly in arrears only when, as and if declared by the Board of Directors at a rate per annum equal to 5.625%. Shares of the Series F Preferred Stock have priority over the Corporation's common stock with regard to the payment of dividends and distributions upon liquidation, dissolution or winding up. As such, the Corporation may not pay dividends on or repurchase, redeem, or otherwise acquire for consideration shares of its common stock unless dividends for the Series F Preferred Stock have been declared for that period, and sufficient funds have been set aside to make payment. The Series F Preferred Stock may be redeemed by the Corporation at its option (i) either in whole or in part, from time to time, on any dividend payment date on or after the dividend payment date occurring on September 15, 2025, or (ii) in whole but not in part, at any time within 90 days following certain regulatory capital treatment events, in each case at a redemption price of $1,000 per share (equivalent to $25 per depositary share), plus any applicable dividends. Except in certain limited circumstances, the Series F Preferred Stock does not have any voting rights.

Common Stock Issuance: On November 18, 2024, the Corporation completed its underwritten public offering of 13.8 million shares of common stock at a price to the public of $25.00 per share. The net proceeds to the Company from the offering were $331 million, after deducting underwriting discounts, commissions, and offering expenses payable by the Corporation.

Subsidiary Equity: At December 31, 2024, subsidiary equity equaled $4.5 billion. See Note 18 for additional information on regulatory requirements for the Bank.

Common Stock Repurchases: In 2024, the Board of Directors did not approve any additional authorizations for the repurchase of the Corporation's common stock. During 2024, the Corporation repurchased 900,000 shares for $18 million (or an average cost per common share of $20.32), and did not repurchase any shares in 2023 under the share repurchase program.

As of December 31, 2024, $61 million remained available to repurchase shares of common stock under previously approved Board of Director authorizations. Any repurchase of shares under this authorization will be based on market and investment opportunities, capital levels, growth prospects, and any necessary regulatory approvals and other regulatory constraints. Such repurchases may occur from time to time in open market purchases, block transactions, private transactions, accelerated share repurchase programs, or similar facilities.

The Corporation also repurchased shares in satisfaction of minimum tax withholding obligations in connection with settlements of equity compensation totaling $6 million (302,077 shares at an average cost per common share of $20.64) during 2024, compared to $7 million (297,564 shares at an average cost per common share of $22.16) during 2023.

Other Comprehensive Income (Loss): See the Consolidated Statements of Comprehensive Income for a summary of activity in other comprehensive income (loss) and see Note 21 for a summary of the components of accumulated other comprehensive income (loss).

Note 10 Stock-Based Compensation

Stock-Based Compensation Plan

In February 2020, the Board of Directors, with subsequent approval of the Corporation's shareholders, approved the adoption of the 2020 Incentive Compensation Plan. As of December 31, 2024, approximately 5.2 million shares remained available for grant under the 2020 Plan.

The Corporation also issues restricted stock awards under the 2020 Plan. The shares of restricted stock are restricted as to transfer, but are not restricted as to dividend payment or voting rights. Restricted stock units receive dividend equivalents but do not have voting rights. The transfer restrictions lapse over three years or four years, depending upon whether the awards are performance-based or service-based. Performance-based awards are based on one or more performance measures as selected by the Compensation & Benefits Committee in its discretion, and service-based awards are contingent upon continued employment or meeting the requirements for retirement. Performance-based restricted stock awards granted during 2023 and 2024 will cliff-vest after the three year performance period has ended. Service-based restricted stock awards granted during 2023 and 2024 will generally vest ratably over a period of four years.

The 2020 Plan provides that restricted stock awards and stock options will immediately become fully vested upon retirement from the Corporation of retirement eligible colleagues. See Note 1 for the Corporation's accounting policy for stock-based compensation.

Accounting for Stock-Based Compensation

The fair values of stock options and restricted stock awards are amortized as compensation expense on a straight-line basis over the vesting period of the grants. For colleagues who meet the definition of retirement eligible under the 2020 Plan, expenses related to restricted stock awards are fully recognized on the date the colleague meets the definition of normal or early retirement. Compensation expense recognized is included in personnel expense on the consolidated statements of income.

A summary of the Corporation's stock option activity for the year ended December 31, 2024 is presented below:

Stock Options	Shares[a]	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value[a]
Outstanding at December 31, 2023	3,792 $	21.25	4.26 years $	5,834
Exercised	1,923	20.06		
Forfeited or expired	91	24.85		
Outstanding at December 31, 2024	1,778 $	22.36	3.41 years $	3,693
Options exercisable at December 31, 2024	1,778 $	22.36	3.41 years $	3,693

(a) In thousands

Intrinsic value represents the amount by which the fair market value of the underlying stock exceeds the exercise price of the stock option. For the years ended December 31, 2024, 2023, and 2022, the intrinsic value of stock options exercised was $10 million, approximately $518,000, and $4 million, respectively. The total fair value of stock options that vested was approximately $489,000 for the year ended December 31, 2024, approximately $943,000 for the year ended December 31, 2023, and $2 million for the year ended December 31, 2022.

The following table summarizes information about the Corporation's restricted stock activity for the year ended December 31, 2024:

Restricted Stock	Shares[a]	Weighted Average Grant Date Fair Value
Outstanding at December 31, 2023	2,349 $	21.20
Granted	837	20.76
Vested	790	23.64
Forfeited	87	21.96
Outstanding at December 31, 2024	2,310 $	21.25

(a) In thousands

The Corporation amortizes the expense related to restricted stock awards as compensation expense over the vesting period specified in the grant's award agreement. Expense for restricted stock awards of $19 million was recorded for the year ended December 31, 2024, $17 million for the year ended December 31, 2023, and $16 million for the year ended December 31, 2022. Included in compensation expense for 2024 was $5 million of expense for the accelerated vesting of restricted stock awards granted to retirement eligible colleagues. The Corporation had $18 million of unrecognized compensation costs related to restricted stock awards at December 31, 2024 that are expected to be recognized over the remaining requisite service periods that extend predominantly through the first quarter of 2028.

The Corporation has the ability to issue shares from treasury or new shares upon the exercise of stock options or the granting of restricted stock awards. As described in Note 9, the Board of Directors has authorized management to repurchase shares of the Corporation's common stock in the market, to be made available for issuance in connection with the Corporation's employee incentive plans and for other corporate purposes. The repurchase of shares, if any, will be based on market and investment opportunities, capital levels, growth prospects, and regulatory constraints. Such repurchases may occur from time to time in open market purchases, block transactions, private transactions, accelerated share repurchase programs, or similar facilities.

Note 11 Retirement Plans

The Corporation has a noncontributory defined benefit RAP, covering substantially all employees who meet participation requirements. The benefits are based primarily on years of service and the employee's compensation paid. Employees of acquired entities generally participate in the RAP after consummation of the business combinations. Any retirement plans of acquired entities are typically merged into the RAP after completion of the mergers, and credit is usually given to employees for years of service at the acquired institution for vesting and eligibility purposes.

The Corporation also provides legacy healthcare access to a limited group of retired employees from a previous acquisition in the Postretirement Plan. There are no other active retiree healthcare plans.

The funded status and amounts recognized on the 2024 and 2023 consolidated balance sheets for the RAP and Postretirement Plan were as follows:

($ in thousands)		RAP 2024		Postretirement Plan 2024		RAP 2023		Postretirement Plan 2023
Change in fair value of plan assets								
Fair value of plan assets at beginning of year	$	453,457	$	—	$	407,405	$	—
Actual return on plan assets		43,676		—		60,565		—
Employer contributions		—		183		—		171
Gross benefits paid		(18,163)		(183)		(14,513)		(171)
Fair value of plan assets at end of year[a]	$	478,970	$	—	$	453,457	$	—
Change in benefit obligation								
Net benefit obligation at beginning of year	$	211,353	$	1,425	$	208,315	$	1,530
Service cost		3,027		—		3,189		—
Interest cost		11,173		73		10,887		78
Actuarial loss (gain)		5,975		729		3,475		(12)
Gross benefits paid		(18,163)		(183)		(14,513)		(171)
Net benefit obligation at end of year[a]	$	213,365	$	2,043	$	211,353	$	1,425
Funded (unfunded) status	$	265,605	$	(2,043)	$	242,104	$	(1,425)
Noncurrent assets	$	265,605	$	—	$	242,104	$	—
Current liabilities		—		(212)		—		(158)
Noncurrent liabilities		—		(1,832)		—		(1,267)
Asset (liability) recognized on the consolidated balance sheets	$	265,605	$	(2,043)	$	242,104	$	(1,425)

(a) The fair value of the plan assets represented 224% and 215% of the net benefit obligation of the pension plan at December 31, 2024 and 2023, respectively.

Amounts recognized in accumulated other comprehensive (income) loss, net of tax, were as follows:

($ in thousands)		RAP 2024		Postretirement Plan 2024		RAP 2023		Postretirement Plan 2023
Prior service cost	$	(723)	$	(252)	$	(884)	$	(308)
Net actuarial loss (gain)		24,758		267		27,089		(301)
Amount not yet recognized in net periodic benefit cost, but recognized in accumulated other comprehensive (income) loss	$	24,035	$	15	$	26,204	$	(609)

Other changes in plan assets and benefit obligations recognized in OCI, net of tax were as follows:

($ in thousands)		RAP 2024		Postretirement Plan 2024		RAP 2023		Postretirement Plan 2023
Net actuarial gain (loss)	$	3,102	$	(729)	$	24,228	$	12
Amortization of prior service cost		(215)		(75)		(250)		(75)
Amortization of actuarial loss (gain)		—		(28)		—		(29)
Income tax (expense) benefit		(718)		208		(6,327)		23
Total recognized in OCI	$	2,169	$	(624)	$	17,650	$	(68)

The components of net periodic pension cost for the RAP were as follows:

($ in thousands)		2024		2023		2022
Service cost	$	3,027	$	3,189	$	3,670
Interest cost		11,173		10,887		7,152
Expected return on plan assets		(34,599)		(32,862)		(26,903)
Amortization of prior service cost		(215)		(250)		(250)
Amortization of actuarial loss		—		—		658
Total net periodic pension (income)	$	(20,614)	$	(19,037)	$	(15,673)

The components of net periodic benefit cost for the Postretirement Plan were as follows:

($ in thousands)		2024		2023		2022
Interest cost	$	73	$	78	$	53
Amortization of prior service cost		(75)		(75)		(75)
Amortization of actuarial (gain)		(28)		(29)		—
Total net periodic benefit (income)	$	(31)	$	(26)	$	(22)

The components of net periodic pension cost and net periodic benefit cost, other than the service cost component, are included in the line item other of noninterest expense on the consolidated statements of income. The service cost components are included in personnel on the consolidated statements of income.

	RAP 2024	Postretirement Plan 2024	RAP 2023	Postretirement Plan 2023
Weighted average assumptions used to determine benefit obligations				
Discount rate	5.40 %	5.40 %	5.40 %	5.40 %
Rate of increase in compensation levels	2.50 %	N/A	2.50 %	N/A
Interest crediting rate	3.81 %	N/A	3.77 %	N/A
Weighted average assumptions used to determine net periodic benefit costs				
Discount rate	5.40 %	5.40 %	5.40 %	5.40 %
Rate of increase in compensation levels	2.50 %	N/A	2.50 %	N/A
Expected long-term rate of return on plan assets	7.40 %	N/A	7.30 %	N/A

The expected long-term (more than 20 years) rate of return was estimated using market benchmarks for equities and bonds applied to the RAP's anticipated asset allocations. The expected return on equities was computed utilizing a valuation framework, which projected future returns based on current equity valuations rather than historical returns. The actual rates of return for the RAP assets were 10.16% and 15.80% for 2024 and 2023, respectively.

The RAP's investments are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risks associated with certain investments and the level of uncertainty related to changes in the value of the investments, it is at least reasonably possible that changes in risks in the near term could materially affect the amounts reported. The investment objective for the RAP is to ensure there are sufficient assets to pay pension obligations when they come due while mitigating risks and providing prudent governance. The RAP has a diversified portfolio designed to provide liquidity, current income, and growth of income and principal, with anticipated asset allocation ranges of: equity securities 50 to 70%, fixed-income securities 30 to 50%, alternative securities 0 to 15%, and other cash equivalents 0 to 10%. Based on changes in economic and market conditions, the Corporation could be outside of the allocation ranges for brief periods of time. The asset allocation for the RAP as of the December 31, 2024 and 2023 measurement dates, respectively, by asset category were as follows:

Asset Category	2024	2023
Equity securities	55 %	54 %
Fixed-income securities	35 %	34 %
Group annuity contracts	8 %	10 %
Other	2 %	2 %
Total	100 %	100 %

The RAP assets include cash equivalents, such as money market accounts, mutual funds, common / collective trust funds (which include investments in equity and bond securities), and a group annuity contract. Money market accounts are stated at cost plus accrued interest, mutual funds are valued at quoted market prices, investments in common / collective trust funds are valued at the amount at which units in the funds can be withdrawn, and the group annuity contract is valued at fair value by discounting the related cash flows based on current yields of similar instruments with comparable durations and considering the credit worthiness of the issuer.

Based on these inputs, the following tables summarize the fair value of the RAP's investments:

($ in thousands)	December 31, 2024	Fair Value Measurements Using		
		Level 1	Level 2	Level 3
RAP investments				
Money market account	$ 7,892	$ 7,892	$ —	$ —
Common /collective trust funds	183,059	183,059	—	—
Mutual funds	247,602	247,602	—	—
Group annuity contract	40,416	—	—	40,416
Total RAP investments	$ 478,970	$ 438,554	$ —	$ 40,416

($ in thousands)	December 31, 2023	Fair Value Measurements Using		
		Level 1	Level 2	Level 3
RAP investments				
Money market account	$ 10,040	$ 10,040	$ —	$ —
Common /collective trust funds	164,891	164,891	—	—
Mutual funds	234,840	234,840	—	—
Group annuity contract	43,687	—	—	43,687
Total RAP investments	$ 453,457	$ 409,771	$ —	$ 43,687

The following presents a summary of the changes in the fair value of the RAP's Level 3 asset during the periods indicated.

Fair Value Reconciliation of Level 3 RAP Investments	2024	2023
Fair value of group annuity contract at beginning of period	$ 43,687	$ 40,939
Return on plan assets	(731)	5,313
Benefits paid	(2,539)	(2,565)
Fair value of group annuity contract at end of period	$ 40,416	$ 43,687

The Corporation's funding policy is to pay at least the minimum amount required by federal law and regulations, with consideration given to the maximum funding amounts allowed. The Corporation regularly reviews the funding of its RAP. There were no contributions to the RAP during 2024 and 2023.

The projected benefit payments were calculated using the same assumptions as those used to calculate the benefit obligations listed above. The projected benefit payments for the RAP and Postretirement Plan at December 31, 2024, reflecting expected future services, were as follows:

($ in thousands)		RAP	Postretirement Plan
Estimated future benefit payments			
2025	$	22,579 $	217
2026		21,689	213
2027		20,165	208
2028		20,135	203
2029		20,179	196
2030-2034		84,031	856

The health care trend rate is an assumption as to how much the Postretirement Plan's medical costs will change each year in the future. There are no remaining participants under age 65 in the Postretirement Plan. The actual change in 2024 health care premium rates for post-65 coverage was an increase of 35.72%. The health care trend rate assumption for post-65 coverage assumes a 6.00% rate of increase for 2025, declining to an ultimate trend rate of 5.00% by the year 2031.

The Corporation also has a 401(k) and Employee Stock Ownership Plan (the "401(k) plan"). The Corporation's contribution is determined by the Compensation and Benefits Committee of the Board of Directors. Total expenses related to contributions to the 401(k) plan were $17 million, $16 million, and $15 million for 2024, 2023, and 2022, respectively.

Note 12 Income Taxes

The current and deferred amounts of income tax expense (benefit) were as follows:

($ in thousands)		Years Ended December 31,		
		2024	2023	2022
Current				
Federal	$	38,353 $	29,319 $	58,982
State		9,436	5,283	22,092
Total current		47,789	34,602	81,074
Deferred				
Federal		(30,701)	(8,371)	12,531
State		(5,775)	(3,135)	(97)
Total deferred		(36,475)	(11,506)	12,434
Total income tax expense	$	11,314 $	23,097 $	93,508

Temporary differences between the amounts reported on the financial statements and the tax bases of assets and liabilities resulted in deferred taxes. DTAs and liabilities, included in other assets and accrued expenses and other liabilities on the consolidated balance sheets, respectively, were as follows:

($ in thousands)	December 31, 2024	December 31, 2023
Deferred tax assets		
Allowance for loan losses	$ 89,295	$ 83,378
Allowance for other losses	9,840	8,933
Accrued liabilities	26,109	14,089
Deferred compensation	30,404	28,429
Federal tax credits carryforward	18,160	8,849
Benefit of state tax losses and credit carryforwards	4,187	9,068
Capital loss	29,325	—
Nonaccrual interest	1,269	901
Partnerships	37,781	2,365
Lease liability	8,881	6,785
Net unrealized losses on AFS securities	16,228	48,632
Net unrealized losses on pension and postretirement benefits	7,995	8,506
Other	3,353	9,403
Total deferred tax assets	$ 282,828	$ 229,338
Valuation allowance for deferred tax assets	(32,702)	—
Total deferred tax assets after valuation allowance	$ 250,126	$ 229,338
Deferred tax liabilities		
Prepaid expenses	$ 83,251	$ 66,381
Goodwill	22,376	22,161
Mortgage banking activities	21,877	20,799
Deferred loan fee income	7,836	8,097
State deferred taxes	—	1,387
Lease financing	13,213	15,297
Bank premises and equipment	30,534	20,389
Purchase accounting	6,246	7,898
Basis difference from equity securities and other investments	3,104	7,593
Other	—	1,207
Total deferred tax liabilities	$ 188,437	$ 171,209
Net deferred tax assets	$ 61,689	$ 58,129

At December 31, 2024, the valuation allowance for DTAs was related to capital loss carryovers. The changes in the valuation allowance were as follows:

($ in thousands)	2024	2023
Valuation allowance for deferred tax assets, beginning of year	$ —	$ —
(Increase) in current year	(32,702)	—
Valuation allowance for deferred tax assets, end of year	$ (32,702)	$ —

At December 31, 2024, the Corporation had state net operating loss carryforwards of $117 million (of which $2 million was acquired from various acquisitions) that will begin expiring in 2025.

The effective income tax rate differs from the statutory federal tax rate. The major reasons for this difference were as follows:

	2024	2023	2022
Federal income tax rate at statutory rate	21.0 %	21.0 %	21.0 %
Increases (decreases) resulting from:			
Tax-exempt interest and dividends	(10.6)%	(7.4)%	(3.4)%
State income taxes (net of federal benefit)	2.2 %	0.3 %	4.2 %
Bank owned life insurance	(2.1)%	(1.1)%	(0.5)%
Tax effect of tax credits and benefits, net of related expenses	(7.9)%	(4.7)%	(1.6)%
Net tax (benefit) from stock-based compensation	(0.2)%	— %	(0.2)%
Net tax (benefit) of portfolio reallocation and legal entity rationalization plan[a]	(25.7)%	— %	— %
Changes in valuation allowance	24.3 %	— %	— %
FDIC premium	4.8 %	3.0 %	0.7 %
Other nondeductible expenses	2.3 %	— %	— %
Changes in unrecognized tax benefits	0.4 %	— %	— %
Prior year return to provision	(0.5)%	— %	— %
Other	0.4 %	0.1 %	0.1 %
Effective income tax rate	8.4 %	11.2 %	20.3 %

(a) Related to the previously announced strategic reallocation of the investment portfolio and adoption of a legal entity rationalization plan in the second quarter of 2024.

Savings banks acquired by the Corporation in 1997 and 2004 qualified under provisions of the Internal Revenue Code that permitted them to deduct from taxable income an allowance for bad debts that differed from the provision for such losses charged to income for financial reporting purposes. Accordingly, no provision for income taxes has been made for $100 million of retained income at December 31, 2024. If income taxes had been provided, the deferred tax liability would have been approximately $25 million. Management does not expect this amount to become taxable in the future; therefore, no provision for income taxes has been made.

The Corporation and its subsidiaries file income tax returns in the U.S. federal jurisdiction and various state jurisdictions. The Corporation's federal income tax returns are open and subject to examination from the 2021 tax return year and forward. The years open to examination by state and local government authorities varies by jurisdiction.

A reconciliation of the beginning and ending amount of unrecognized tax benefits that, if recognized, would affect the effective tax rate was as follows:

($ in thousands)	2024	2023
Balance at beginning of year	$ 2,227	$ 2,233
Changes for tax positions related to prior years	83	(441)
Changes for tax positions related to current year	462	435
Balance at end of year	$ 2,772	$ 2,227

The Corporation recognizes interest and penalties accrued related to unrecognized tax benefits in the income tax expense line on the consolidated statements of income. Interest and penalty benefits, as well as accrued interest and penalties, were immaterial at both December 31, 2024 and 2023. At December 31, 2024 and 2023, the Corporation believes it has appropriately accounted for any unrecognized tax benefits. Management does not anticipate significant adjustments to the total amount of unrecognized tax benefits within the next twelve months.

Note 13 Derivative and Hedging Activities

The Corporation enters into derivative financial instruments to manage exposures that arise from business activities that result in the payment of future known and uncertain cash amounts, the values of which are determined by interest and currency rates as well as other economic conditions.

The contract or notional amount of a derivative is used to determine, along with the other terms of the derivative, the amounts to be exchanged between the counterparties. The Corporation is exposed to credit risk in the event of nonperformance by counterparties to financial instruments. To mitigate the counterparty risk, contracts generally contain language outlining collateral pledging requirements for each counterparty. For non-centrally cleared derivatives, collateral must be posted when the market value exceeds certain mutually agreed upon threshold limits. Securities and cash are often pledged as collateral. The Corporation pledged $81 million and $93 million of investment securities as collateral at December 31, 2024, and 2023, respectively. Cash is often pledged as collateral for derivatives that are not centrally cleared. The Corporation's required cash collateral was immaterial at December 31, 2024, compared to $5 million at December 31, 2023. See Note 17 for fair value information and disclosures and see Note 1 for the Corporation's accounting policy for derivative and hedging activities.

Fair Value Hedges

Fair value hedges of interest rate risk: The Corporation is exposed to changes in the fair value of its fixed-rate debt due to changes in benchmark interest rates. The Corporation uses interest rate swaps to manage its exposure to changes in fair value on these instruments attributable to changes in the designated benchmark interest rates. Interest rate swaps designated as fair value hedges involve receiving payment of fixed-rate amounts from a counterparty in exchange for the Corporation paying variable-rate payments over the life of the agreements without the exchange of the underlying notional amount.

Fair value hedges of foreign currency exchange rate risk: The Corporation is exposed to changes in the fair value of its foreign currency denominated loans due to changes in foreign currency exchange rates. The Corporation uses foreign currency exchange forward contracts to manage its exposure to changes in fair value on these foreign currency denominated loans.

Cash Flow Hedges

The Corporation's objectives in using interest rate derivatives are to add stability to interest income and to manage its exposure to interest rate movements. To accomplish this objective, the Corporation uses interest rate swaps as part of its interest rate risk management strategy. Interest rate swaps designated as cash flow hedges involve receiving fixed-rate amounts from a counterparty in exchange for the Corporation making variable-rate payments over the life of the agreements without the exchange of the underlying notional amount. These items, along with the net interest from the derivative, are reported in the same income statement line as the interest income from the floating-rate assets.

Non-Designated Hedges

Derivatives to Accommodate Customer Needs

Derivatives not designated as hedges may be used to manage the Corporation's exposure to interest or foreign exchange rate movements, or to provide a service to customers, but do not meet the requirements for hedge accounting under U.S. GAAP. Derivatives not designated as hedges are not entered into for speculative purposes. The Corporation executes interest rate swaps or forward currency exchange forwards with commercial lending customers to facilitate their respective risk management strategies. These derivative contracts with customers are simultaneously offset by derivative contracts that the Corporation executes with a third party, such that the Corporation minimizes its net risk exposure resulting from such transactions. As these interest rate swaps and foreign currency exchange forwards do not meet the hedge accounting requirements, changes in the fair value of both the customer swaps and the offsetting swaps are recognized directly in earnings in capital markets, net.

The Corporation also enters into credit risk participation agreements with financial institution counterparties for interest rate swaps related to loans as either a participant or a lead bank. The risk participation agreements entered into by the Corporation as a participant bank provide credit protection to the financial institution counterparty should the borrower fail to perform on its interest rate derivative contract with that financial institution.

Mortgage Derivatives

Interest rate lock commitments to originate residential mortgage loans held for sale and forward commitments to sell residential mortgage loans are considered derivative instruments, and the fair values of these commitments are recorded in other assets and accrued expenses and other liabilities on the consolidated balance sheets with the changes in fair value recorded as a component of mortgage banking, net on the consolidated statements of income.

Interest rate-related instruments for MSRs hedge: The fair value of the Corporation's MSRs asset changes in response to changes in primary mortgage loan rates and other assumptions. To mitigate the earnings volatility caused by changes in the fair value of MSRs, the Corporation designates certain financial instruments as an economic hedge. Changes in the fair value of these instruments are generally expected to partially offset changes in the fair value of MSRs and are recorded in other assets and accrued expenses and other liabilities on the consolidated balance sheets with the changes in fair value recorded as a component of mortgage banking, net on the consolidated statements of income.

The following table presents the total notional amounts and gross fair values of the Corporation's derivatives, as well as the balance sheet netting adjustments as of December 31, 2024 and December 31, 2023. The derivative assets and liabilities are presented on a gross basis prior to the application of bilateral collateral and master netting agreements, but after the variation margin payments with central clearing organizations have been applied as settlement, as applicable. Total derivative assets and liabilities are adjusted to take into consideration the effects of legally enforceable master netting agreements and cash collateral received or paid as of December 31, 2024 and December 31, 2023. The resulting net derivative asset and liability fair values are included in other assets and accrued expenses and other liabilities, respectively, on the consolidated balance sheets.

($ in thousands)	December 31, 2024				December 31, 2023			
	Asset		Liability		Asset		Liability	
	Notional Amount	Fair Value	Notional Amount	Fair Value	Notional Amount	Fair Value	Notional Amount	Fair Value
Designated as hedging instruments:								
Interest rate-related instruments[(a)]	$1,950,000	$ 2,960	$1,150,000	$ 2,976	$ 2,300,000	$ 8,075	$ 550,000	$ 930
Foreign currency exchange forwards	127,518	2,457	216,665	563	231,566	632	189,212	2,946
Total designated as hedging instruments		5,418		3,539		8,707		3,876
Not designated as hedging instruments:								
Interest rate-related and other instruments	3,858,867	88,541	6,992,894	170,928	3,603,513	111,623	6,528,471	195,662
Foreign currency exchange forwards	68,028	4,315	74,199	4,106	87,526	2,954	135,654	2,746
Mortgage banking[(b)(c)]	28,580	580	85,000	—	29,490	439	51,500	673
Total not designated as hedging instruments		93,436		175,034		115,016		199,082
Gross derivatives before netting		98,854		178,573		123,723		202,958
Less: Legally enforceable master netting agreements		12,667		12,667		18,234		18,234
Less: Cash collateral pledged/received		35,190		250		35,855		—
Total derivative instruments, after netting		$ 50,997		$ 165,656		$ 69,634		$ 184,724

(a) The notional amounts of the interest rate-related instruments designated as hedging instruments include forward starting interest rate swaps with an effective date ranging from February 1, 2025 to March 1, 2025. The asset notional amount and fair value on such swaps were $100 million and approximately $333,000, respectively. The liability notional amount and fair value on such swaps were $300 million and $1 million, respectively.

(b) The notional amount of the mortgage derivative asset includes interest rate lock commitments, while the notional amount of the mortgage derivative liability includes forward commitments.

(c) At December 31, 2024, the mortgage derivative asset included approximately $254,000 of forward commitments fair value.

The following table presents amounts that were recorded on the consolidated balance sheets related to cumulative basis adjustments for fair value hedges:

($ in thousands)	Line Item in the Consolidated Balance Sheets in Which the Hedged Item is Included			
	Carrying Amount of the Hedged Assets/(Liabilities)[(a)]	Cumulative Amount of Fair Value Hedging Adjustment Included in the Carrying Amount of the Hedged Assets/(Liabilities)	Carrying Amount of the Hedged Assets/(Liabilities)[(a)]	Cumulative Amount of Fair Value Hedging Adjustment Included in the Carrying Amount of the Hedged Assets/(Liabilities)
	December 31, 2024		December 31, 2023	
Other long-term funding	$ (296,004)	$ 3,996	$ (548,634)	$ 1,366
FHLB Advances	(592,256)	7,744	(590,287)	9,713
Total	$ (888,260)	$ 11,740	$ (1,138,921)	$ 11,079

(a) Excludes hedged items where only foreign currency risk is the designated hedged risk. At December 31, 2024 and 2023, the carrying amount excluded for foreign currency denominated loans was $344 million and $421 million, respectively.

The Corporation terminated its $500 million fair value hedge during the fourth quarter of 2019. At December 31, 2024, the amortized cost basis of the closed portfolios which had previously been used in the terminated hedging relationship was $219 million and is included in loans on the consolidated balance sheets. This amount includes approximately $839,000 of hedging adjustments on the discontinued hedging relationships, which are not presented in the table above.

The tables below identify the effect of fair value and cash flow hedge accounting on the Corporation's consolidated statements of income:

($ in thousands)	Location and Amount Recognized on the Consolidated Statements of Income in Fair Value and Cash Flow Hedging Relationships						
	For the Years Ended December 31,						
	2024		2023			2022	
	Interest Income	Interest Expense	Interest Income	Interest Expense	Loss on Mortgage Portfolio Sale	Interest Income	Interest Expense
Total amounts of income/expense presented on the consolidated statements of income in which the effects of the fair value or cash flow hedges are recorded[a]	$ (16,695)	$ 19,189	$ (14,176)	$ 17,536	$ (125)	$ (263)	$ 334
The effects of fair value and cash flow hedging: Impact on fair value hedging relationships in Subtopic 815-20							
Interest contracts:							
Hedged items	(217)	(661)	(245)	5,084	(125)	(529)	(16,163)
Derivatives designated as hedging instruments[a]	(16,478)	19,850	(13,930)	12,451	—	266	16,497

(a) Includes net settlements on the derivatives.

($ in thousands)	Location and Amount Recognized on the Consolidated Statements of Income in Fair Value Hedging Relationships		
	For the Years Ended December 31,		
	2024	2023	2022
	Capital Markets, Net	Capital Markets, Net	Capital Markets, Net
Total amounts of income/expense presented on the consolidated statements of income in which the effects of fair value hedges are recorded	$ (3)	$ —	$ (9)
The effects of fair value hedging: Impact on fair value hedging relationships in Subtopic 815-20			
Foreign currency contracts:			
Hedged items	(31,226)	9,322	(26,686)
Derivatives designated as hedging instruments	31,223	(9,322)	26,677

The following table presents the effect of cash flow hedge accounting on accumulated other comprehensive income (loss):

($ in thousands)	For the Years Ended December 31,		
	2024	2023	2022
Interest rate-related instruments designated as cash flow hedging instruments			
Amount of (loss) income recognized in OCI on cash flow hedge derivative[a]	$ (21,537)	$ (13,254)	$ 3,626
Amount of loss (gain) reclassified from accumulated other comprehensive income (loss) into interest income[a]	16,478	13,930	(266)

(a) The entirety of gains (losses) recognized in OCI as well as those reclassified from accumulated other comprehensive income (loss) into interest income were included components in the assessment of hedge effectiveness.

Amounts reported in accumulated other comprehensive income (loss) related to cash flow hedge derivatives are reclassified to interest income as interest payments are made on the hedged variable interest rate assets. The Corporation estimates that $1 million will be reclassified as a decrease to interest income over the next 12 months. This amount could differ from amounts actually recognized due to changes in interest rates, hedge de-designations, or the addition of other hedges subsequent to December 31, 2024. The maximum length of time over which the Corporation is hedging its exposure to the variability in future cash flows is 36 months as of December 31, 2024.

The table below identifies the effect of derivatives not designated as hedging instruments on the Corporation's consolidated statements of income:

($ in thousands)	Consolidated Statements of Income Category of Gain / (Loss) Recognized in Income	For the Years Ended December 31,		
		2024	2023	2022
Derivative Instruments				
Interest rate-related and other instruments — customer and mirror, net	Capital markets, net	$ (133)	$ 392	$ 515
Interest rate-related instruments — MSRs hedge	Mortgage banking, net	(6,531)	(1,096)	(12,622)
Foreign currency exchange forwards	Capital markets, net	(371)	1,670	203
Commodity contracts	Capital markets, net	—	—	(16)
Interest rate lock commitments (mortgage)	Mortgage banking, net	(113)	353	(2,531)
Forward commitments (mortgage)	Mortgage banking, net	927	(627)	(123)

Note 14 Balance Sheet Offsetting

Interest Rate-Related Instruments and Foreign Exchange Forwards ("Interest and Foreign Exchange Agreements")

The Corporation is permitted to present derivative receivables and derivative payables with the same counterparty and the related cash collateral receivables and payables on a net basis on the consolidated balance sheets when a legally enforceable master netting agreement exists. The Corporation has elected to net such balances where it has determined that the specified conditions are met.

The Corporation uses master netting agreements to mitigate counterparty credit risk in these transactions, including derivative contracts. A master netting agreement is a single agreement with a counterparty that permits multiple transactions governed by that agreement to be terminated or accelerated and settled through a single payment in a single currency in the event of a default (e.g., bankruptcy, failure to make a required payment or securities transfer, or failure to deliver collateral or margin when due).

Typical master netting agreements for these types of transactions also often contain a collateral/margin agreement that provides for a security interest in, or title transfer of, securities or cash collateral/margin to the party that has the right to demand margin (the "demanding party"). The collateral/margin agreement typically requires a party to transfer collateral/margin to the demanding party with a value equal to the amount of the margin deficit on a net basis across all transactions governed by the master netting agreement, less any threshold. The collateral/margin agreement grants to the demanding party, upon default by the counterparty, the right to offset any amounts payable by the counterparty against any posted collateral or the cash equivalent of any posted collateral/margin. It also grants to the demanding party the right to liquidate collateral/margin and to apply the proceeds to an amount payable by the counterparty.

See Note 13 for additional information on the Corporation's derivative and hedging activities.

The following tables present the interest rate and foreign exchange assets and liabilities subject to an enforceable master netting arrangement. The interest rate and foreign exchange agreements the Corporation has with its commercial customers are not subject to an enforceable master netting arrangement and are therefore excluded from these tables:

($ in thousands)	Gross Amounts Recognized	Gross Amounts Subject to Master Netting Arrangements Offset on the Consolidated Balance Sheets		Net Amounts Presented on the Consolidated Balance Sheets	Gross Amounts Not Offset on the Consolidated Balance Sheets	Net Amount
		Derivative Liabilities Offset	Cash Collateral Received		Security Collateral Received	
Derivative assets						
December 31, 2024	$ 79,807	$ (12,667)	$ (35,190)	$ 31,950	$ (31,950)	$ —
December 31, 2023	87,075	(18,234)	(35,855)	32,985	(32,985)	—

($ in thousands)	Gross Amounts Recognized	Gross Amounts Subject to Master Netting Arrangements Offset on the Consolidated Balance Sheets		Net Amounts Presented on the Consolidated Balance Sheets	Gross Amounts Not Offset on the Consolidated Balance Sheets	Net Amount
		Derivative Assets Offset	Cash Collateral Pledged		Security Collateral Pledged	
Derivative liabilities						
December 31, 2024	$ 14,369	$ (12,667)	$ (250)	$ 1,452	$ —	$ 1,452
December 31, 2023	18,767	(18,234)	—	533	—	533

Note 15 Commitments, Off-Balance Sheet Arrangements, and Legal Proceedings

The Corporation utilizes a variety of financial instruments in the normal course of business to meet the financial needs of its customers and to manage its own exposure to fluctuations in interest rates. These financial instruments include lending-related and other commitments (see below) as well as derivative instruments (see Note 13). The following is a summary of lending-related commitments:

($ in thousands)	December 31, 2024	December 31, 2023
Commitments to extend credit, excluding commitments to originate residential mortgage loans held for sale[(a)(b)]	$ 11,173,438	$ 11,170,147
Commercial letters of credit[(a)]	875	3,697
Standby letters of credit[(c)]	253,709	212,029

(a) These off-balance sheet financial instruments are exercisable at the market rate prevailing at the date the underlying transaction will be completed and, thus, are deemed to have no current fair value, or the fair value is based on fees currently charged to enter into similar agreements and was not material at December 31, 2024 or 2023.
(b) Interest rate lock commitments to originate residential mortgage loans held for sale are considered derivative instruments and are disclosed in Note 13.
(c) Standby letters of credit are presented excluding participations. The Corporation has established a liability of $3 million and $2 million at December 31, 2024 and 2023, respectively, as an estimate of the fair value of these financial instruments.

Lending-related Commitments

As a financial services provider, the Corporation routinely enters into commitments to extend credit. Such commitments are subject to the same credit policies and approval process accorded to loans made by the Corporation, with each customer's creditworthiness evaluated on a case-by-case basis. The commitments generally have fixed expiration dates or other termination clauses and may require the payment of a fee. The Corporation's exposure to credit loss in the event of nonperformance by the other party to these financial instruments is represented by the contractual amount of those instruments. The amount of collateral obtained, if deemed necessary by the Corporation upon extension of credit, is based on management's credit evaluation of the customer. Since a significant portion of commitments to extend credit are subject to specific restrictive loan covenants or may expire without being drawn upon, the total commitment amounts do not necessarily represent future cash flow requirements. An allowance for unfunded commitments is maintained at a level believed by management to be sufficient to absorb expected lifetime losses related to unfunded commitments (including unfunded loan commitments and letters of credit).

The following table presents a summary of the changes in the allowance for unfunded commitments:

($ in thousands)	Year Ended December 31, 2024	Year Ended December 31, 2023
Allowance for unfunded commitments		
Balance at beginning of period	$ 34,776	$ 38,776
Provision for unfunded commitments	4,000	(4,000)
Balance at end of period	$ 38,776	$ 34,776

Lending-related commitments include commitments to extend credit, commitments to originate residential mortgage loans held for sale, commercial letters of credit, and standby letters of credit. Commitments to extend credit are legally binding agreements to lend to customers at predetermined interest rates, as long as there is no violation of any condition established in the contracts. Interest rate lock commitments to originate residential mortgage loans held for sale and forward commitments to sell residential mortgage loans are considered derivative instruments, and the fair value of these commitments is recorded in other assets and accrued expenses and other liabilities on the consolidated balance sheets. The Corporation's derivative and hedging activity is further described in Note 13. Commercial and standby letters of credit are conditional commitments issued to guarantee the performance of a customer to a third party. Commercial letters of credit are issued specifically to facilitate commerce and typically result in the commitment being drawn on when the underlying transaction is consummated between the customer and the third party, while standby letters of credit generally are contingent upon the failure of the customer to perform according to the terms of the underlying contract with the third party.

Other Commitments

The Corporation invests in qualified affordable housing projects, historic projects, new market projects, and opportunity zone funds for the purpose of community reinvestment and obtaining tax credits and other tax benefits. Return on the Corporation's investment in these projects and funds comes in the form of the tax credits and tax losses that pass through to the Corporation, and deferral or elimination of capital gain recognition for tax purposes. The aggregate carrying value of these investments at December 31, 2024, was $205 million, compared to $219 million at December 31, 2023, included in tax credit and other investments on the consolidated balance sheets.

Under the proportional amortization method, the Corporation amortizes the initial cost of qualified, eligible investments in proportion to the tax credits and other tax benefits. The Corporation recognized additional income tax expense attributable to the amortization of investments in qualified, eligible investments of $35 million, $34 million, and $34 million during the years ended December 31, 2024, 2023, and 2022, respectively. The Corporation's remaining investment in qualified, eligible investments accounted for under the proportional amortization method totaled $203 million at December 31, 2024 and $215 million at December 31, 2023.

The Corporation's unfunded equity contributions relating to investments in qualified affordable housing and historic projects are recorded in accrued expenses and other liabilities on the consolidated balance sheets. The Corporation's remaining unfunded equity contributions totaled $30 million and $27 million at December 31, 2024 and 2023, respectively. Additionally, at December 31, 2024, the Corporation also invests in a private loan fund, recorded in equity securities on the consolidated balance sheets, which has a remaining unfunded equity contribution of $3 million.

During the years ended December 31, 2024, 2023 and 2022, the Corporation did not record any impairment related to qualified affordable housing investments.

The Corporation has principal investment commitments to provide capital-based financing to private companies through either direct investment in specific companies or through investment funds and partnerships. The timing of future cash requirements to fund such principal investment commitments is generally dependent on the investment cycle, whereby privately held companies are funded by private equity investors and ultimately sold, merged, or taken public through an initial offering, which can vary based on overall market conditions, as well as the nature and type of industry in which the companies operate. The Corporation also invests in loan pools that support CRA loans. The timing of future cash requirements to fund these pools is dependent upon loan demand, which can vary over time. The aggregate carrying value of these investments was $54 million and $40 million at December 31, 2024 and 2023, respectively, included in tax credit and other investments on the consolidated balance sheets.

Legal Proceedings

The Corporation is party to various pending and threatened claims and legal proceedings arising in the normal course of business activities, some of which involve claims for substantial amounts. Although there can be no assurance as to the ultimate outcomes, the Corporation believes it has meritorious defenses to the claims asserted against it in its currently outstanding matters and intends to continue to defend itself vigorously with respect to such legal proceedings. The Corporation will consider settlement of cases when, in management's judgment, it is in the best interests of the Corporation and its shareholders.

On at least a quarterly basis, the Corporation assesses its liabilities and contingencies in connection with all pending or threatened claims and litigation, utilizing the most recent information available. On a matter by matter basis, an accrual for loss is established for those matters which the Corporation believes it is probable that a loss may be incurred and that the amount of such loss can be reasonably estimated. Once established, each accrual is adjusted as appropriate to reflect any subsequent developments. Accordingly, management's estimate will change from time to time, and actual losses may be more or less than the current estimate. For matters where a loss is not probable, or the amount of the loss cannot be estimated, no accrual is established.

Resolution of legal claims is inherently unpredictable, and in many legal proceedings various factors exacerbate this inherent unpredictability, including where the damages sought are unsubstantiated or indeterminate, it is unclear whether a case brought as a class action will be allowed to proceed on that basis, discovery is not complete, the proceeding is not yet in its final stages, the matters present legal uncertainties, there are significant facts in dispute, there are a large number of parties (including where it is uncertain how liability, if any, will be shared among multiple defendants), or there is a wide range of potential results.

Management believes that the legal proceedings currently pending against it should not have a material adverse effect on the Corporation's consolidated financial condition. However, in light of the uncertainties involved in such proceedings, there is no assurance that the ultimate resolution of these matters will not significantly exceed the reserves the Corporation has currently accrued or that a matter will not have material reputational or other qualitative consequences. As a result, the outcome of a particular matter may be material to the Corporation's operating results for a particular period, depending on, among other factors, the size of the loss or liability imposed and the level of the Corporation's income for that period.

Regulatory Matters

A variety of consumer products, including mortgage and deposit products, and certain fees and charges related to such products, have come under increased regulatory scrutiny. It is possible that regulatory authorities could bring enforcement actions, including civil money penalties, or take other actions against the Corporation in regard to these consumer products. The Bank could also determine of its own accord, or be required by regulators, to refund or otherwise make remediation payments to customers in connection with these products, fees and charges. It is not possible at this time for management to assess the probability of a material adverse outcome or reasonably estimate the amount of any potential loss related to such matters.

Mortgage Repurchase Reserve

The Corporation sells residential mortgage loans to investors in the normal course of business. Residential mortgage loans sold to others are predominantly conventional residential first lien mortgages originated under the Corporation's usual underwriting procedures, and are most often sold on a nonrecourse basis, primarily to the GSEs. The Corporation's agreements to sell residential mortgage loans in the normal course of business usually require certain representations and warranties on the underlying loans sold, related to credit information, loan documentation, collateral, and insurability. Subsequent to being sold, if a material underwriting deficiency or documentation defect is discovered, the Corporation may be obligated to repurchase the loan or reimburse the GSEs for losses incurred (collectively, "make whole requests"). The make whole requests and any related risk of loss under the representations and warranties are largely driven by borrower performance. The Corporation also sells qualifying residential mortgage loans guaranteed by U.S. government agencies into GNMA pools.

As a result of make whole requests, the Corporation has repurchased loans with aggregate principal balances of $3 million and $5 million for the years ended December 31, 2024 and 2023, respectively. There were no loss reimbursement and settlement claims paid for the years ended December 31, 2024, or 2023. Make whole requests since January 1, 2023 generally arose from loans originated since January 1, 2021 with such balances totaling $4.4 billion at the time of sale, consisting primarily of loans sold to GSEs. As of December 31, 2024, $2.6 billion of those loans originated since January 1, 2021 remain outstanding.

The balance in the mortgage repurchase reserve at the balance sheet date reflects the estimated amount of potential loss the Corporation could incur from repurchasing a loan, as well as loss reimbursements, indemnifications, and other settlement resolutions. The mortgage repurchase reserve, included in accrued expenses and other liabilities on the consolidated balance sheets, was approximately $553,000 at December 31, 2024 and approximately $835,000 at December 31, 2023.

The Corporation may also sell residential mortgage loans with limited recourse (limited in that the recourse period ends prior to the loan's maturity, usually after certain time and/or loan paydown criteria have been met), whereby repurchase could be required if the loan had defined delinquency issues during the limited recourse periods. At December 31, 2024 and December 31, 2023, there were $14 million and $15 million, respectively, of residential mortgage loans sold with such recourse risk. There have been limited instances and immaterial historical losses on repurchases for recourse under the limited recourse criteria.

The Corporation has a subordinate position to the FHLB in the credit risk on residential mortgage loans it sold to the FHLB Mortgage Partnership Finance Traditional program in exchange for a monthly credit enhancement fee. At December 31, 2024 and December 31, 2023, there were $134 million and $16 million, respectively, of such residential mortgage loans with credit risk recourse, upon which there have been immaterial historical losses to the Corporation.

Note 16 Parent Company Only Financial Information

Presented below are condensed financial statements for the Parent Company:

Balance Sheets

($ in thousands)		December 31, 2024		December 31, 2023
Assets				
Cash and due from banks	$	36,158	$	22,473
Interest-bearing deposits in other financial institutions		212,943		20,428
Notes and interest receivable from subsidiaries		710,126		562,640
Investments in and receivable due from subsidiaries		4,455,525		4,080,536
Other assets		57,649		48,589
Total assets	$	5,472,402	$	4,734,666
Liabilities and Stockholders' Equity				
Senior notes, at par	$	300,000	$	—
Subordinated notes, at par		550,000		550,000
Long-term funding capitalized costs and fair value hedge liability		(12,660)		(9,114)
Total long-term funding		837,340		540,886
Accrued expenses and other liabilities		29,500		19,807
Total liabilities		866,841		560,693
Preferred equity		194,112		194,112
Common equity		4,411,450		3,979,861
Total stockholders' equity		4,605,562		4,173,973
Total liabilities and stockholders' equity	$	5,472,402	$	4,734,666

Statements of Income

($ in thousands)		For the Years Ended December 31, 2024		2023		2022
Income						
Income from subsidiaries	$	129,224	$	192,559	$	373,581
Interest income on notes receivable from subsidiaries		42,834		30,363		5,632
Other income		1,310		1,175		1,262
Total income		173,368		224,097		380,475
Expense						
Interest expense on short and long-term funding		45,781		36,081		10,655
Other expense		6,727		7,352		6,118
Total expense		52,508		43,434		16,772
Income before income tax expense		120,860		180,663		363,702
Income tax (benefit)		(2,286)		(2,292)		(2,420)
Net income		123,145		182,956		366,122
Preferred stock dividends		11,500		11,500		11,500
Net income available to common equity	$	111,645	$	171,456	$	354,622

Statements of Cash Flows

($ in thousands)		For the Years Ended December 31,	
	2024	2023	2022
Cash Flows from Operating Activities			
Net income	$ 123,145	$ 182,956	$ 366,122
Adjustments to reconcile net income to net cash provided by operating activities:			
Decrease (increase) in equity in undistributed net income (loss) of subsidiaries	55,776	107,441	(343,582)
Net change in other assets and accrued expenses and other liabilities	12,059	(35,863)	14,159
Net cash provided by operating activities	190,980	254,534	36,699
Cash Flows from Investing Activities			
Net (increase) in investment in subsidiary	(331,023)	—	—
Net (increase) decrease in notes receivable from subsidiaries	(145,000)	(385,000)	115,000
Net cash (used in) provided by investing activities	(476,023)	(385,000)	115,000
Cash Flows from Financing Activities			
Net (decrease) in commercial paper	—	(20,798)	(13,932)
Proceeds from issuance of long-term funding	297,864	292,740	—
Proceeds from issuance of common stock	331,023	—	—
Proceeds from issuance of common stock for stock-based compensation plans	37,576	4,297	11,061
Purchase of treasury stock, open market purchases	(18,289)	—	—
Purchase of treasury stock, stock-based compensation plans	(6,234)	(6,593)	(6,480)
Cash dividends on common stock	(139,197)	(129,534)	(123,137)
Cash dividends on preferred stock	(11,500)	(11,500)	(11,500)
Other	—	—	(938)
Net cash provided by (used in) financing activities	491,243	128,612	(144,928)
Net increase (decrease) in cash and cash equivalents	206,200	(1,854)	6,771
Cash and cash equivalents at beginning of year	42,901	44,755	37,984
Cash and cash equivalents at end of year	$ 249,101	$ 42,901	$ 44,755

Note 17 Fair Value Measurements

Fair value represents the estimated price at which an orderly transaction to sell an asset or to transfer a liability would take place between market participants at the measurement date under current market conditions (i.e., an exit price concept). See Note 1 for the Corporation's accounting policy for fair value measurements.

Following is a description of the valuation methodologies used for the Corporation's more significant instruments measured on a recurring basis at fair value, including the general classification of such instruments pursuant to the valuation hierarchy.

Assets and Liabilities Measured at Fair Value on a Recurring Basis

AFS Investment Securities: Where quoted prices are available in an active market, investment securities are classified in Level 1 of the fair value hierarchy. If quoted market prices are not available for the specific security, then fair values are estimated by using pricing models, quoted prices of securities with similar characteristics, or discounted cash flows, with consideration given to the nature of the quote and the relationship of recently evidenced market activity to the fair value estimate, and are classified in Level 2 of the fair value hierarchy. Lastly, in certain cases where there is limited activity or less transparency around inputs to the estimated fair value, securities are classified within Level 3 of the fair value hierarchy. To validate the fair value estimates, assumptions, and controls, the Corporation looks to transactions for similar instruments and utilizes independent pricing provided by third party vendors or brokers and relevant market indices. While none of these sources are solely indicative of fair value, they serve as directional indicators for the appropriateness of the Corporation's fair value estimates. The Corporation has determined that the fair value measures of its AFS investment securities are classified predominantly within Level 2 of the fair value hierarchy. See Note 2 for additional disclosure regarding the Corporation's AFS investment securities.

Equity Securities with Readily Determinable Fair Values: The Corporation's portfolio of equity securities with readily determinable fair values is primarily comprised of mutual funds. Since quoted prices for the Corporation's equity securities are readily available in an active market, they are classified within Level 1 of the fair value hierarchy. See Note 2 for additional disclosure regarding the Corporation's equity securities.

Residential Loans Held For Sale: Residential loans held for sale, which consist generally of current production of certain fixed-rate, first-lien residential mortgage loans, are carried at estimated fair value. As of December 31, 2024, this balance also includes residential mortgages included in the mortgage portfolio sale as part of the balance sheet repositioning announced in the fourth quarter of 2024. Management has elected the fair value option to account for all newly originated mortgage loans held for sale, which results in the financial impact of changing market conditions being reflected currently in earnings as opposed to being dependent upon the timing of sales. Therefore, the continually adjusted values better reflect the price the Corporation expects to receive from the sale of such loans. The estimated fair value is based on what secondary markets are currently offering for portfolios with similar characteristics, which the Corporation classifies as a Level 2 fair value measurement.

Derivative Financial Instruments (Interest Rate-Related Instruments - Both Designated and Not Designated as Hedging Instruments): The Corporation uses interest rate-related instruments (swaps and caps) to hedge its exposure to changes in fair value of its fixed-rate debt as well as to hedge its exposure to variability in cash flows on its floating rate assets, both due to changes in benchmark interest rates. Additionally, the Corporation also offers interest rate-related instruments (swaps and caps) to service its customers' needs, for which the Corporation simultaneously enters into offsetting derivative financial instruments (i.e., mirror interest rate-related instruments) with third parties to manage its interest rate risk associated with these financial instruments. The valuation of the Corporation's derivative financial instruments is determined using discounted cash flow analysis on the expected cash flows of each derivative and also includes a nonperformance/credit risk component (credit valuation adjustment). See Note 13 for additional disclosure regarding the Corporation's interest rate-related instruments.

The discounted cash flow analysis component in the fair value measurement reflects the contractual terms of the derivative financial instruments, including the period to maturity, and uses observable market-based inputs, including interest rate curves and implied volatilities. More specifically, the fair values of interest rate swaps are determined using the market standard methodology of netting the discounted future fixed cash receipts (or payments) with the variable cash payments (or receipts) based on an expectation of future interest rates (forward curves) derived from observable market interest rate curves. Likewise, the fair values of interest rate options (i.e., interest rate caps) are determined using the market standard methodology of discounting the future expected cash receipts that would occur if variable interest rates fall below (or rise above) the strike rate of the floors (or caps), with the variable interest rates used in the calculation of projected receipts on the floor (or cap) based on an expectation of future interest rates derived from observable market interest rate curves and volatilities.

The Corporation also incorporates credit valuation adjustments to appropriately reflect both its own nonperformance risk and the respective counterparty's nonperformance risk in the fair value measurements. In adjusting the fair value of its derivative financial instruments for the effect of nonperformance risk, the Corporation has considered the impact of netting and any applicable credit enhancements, such as collateral postings, thresholds, mutual puts, and guarantees.

While the Corporation has determined that the majority of the inputs used to value its interest rate-related derivative financial instruments fall within Level 2 of the fair value hierarchy, the credit valuation adjustments utilize Level 3 inputs, such as estimates of current credit spreads to evaluate the likelihood of default by itself and its counterparties. The Corporation has assessed the significance of the impact of the credit valuation adjustments on the overall valuation of its derivative positions as of December 31, 2024 and 2023, and has determined that the credit valuation adjustments are not significant to the overall valuation of its derivative financial instruments for interest rate-related instruments. Therefore, the Corporation has determined that the fair value measures of its derivative financial instruments for interest rate-related instruments in their entirety are classified within Level 2 of the fair value hierarchy.

Derivative Financial Instruments (Foreign Currency Exchange Forwards - Both Designated and Not Designated as Hedging Instruments): The Corporation provides foreign currency exchange services to customers. In addition, the Corporation may enter into a foreign currency exchange forward to mitigate the exchange rate risk attached to the cash flows of a loan or as an offsetting contract to a forward entered into as a service to its customer. The valuation of the Corporation's foreign currency exchange forwards is determined using quoted prices of foreign currency exchange forwards with similar characteristics, with consideration given to the nature of the quote and the relationship of recently evidenced market activity to the fair value estimate, and is classified within Level 2 of the fair value hierarchy. See Note 13 for additional disclosures regarding the Corporation's foreign currency exchange forwards.

For Level 3 assets and liabilities measured at fair value on a recurring basis as of December 31, 2024, the Corporation utilized the following valuation techniques and significant unobservable inputs:

Mortgage Servicing Rights: The Corporation sells residential mortgage loans in the secondary market and typically retains the rights to service the loans sold. Upon sale, an MSRs asset is capitalized, which represents the then current fair value of future net cash flows expected to be realized for performing servicing activities. The Corporation has made the irrevocable election to account for its MSRs asset under the fair value measurement method. Under this methodology, changes in the fair value are recognized in earnings as they occur through mortgage banking, net on the consolidated statements of income.

MSRs are not traded in active markets. A cash flow model is used to determine fair value. Key assumptions and estimates, including projected prepayment speeds, assumed servicing costs, ancillary income, costs to service delinquent loans, costs of foreclosure, and discount rates with option-adjusted spreads, used by this model are based on current market sources. Assumptions used to value MSRs are considered significant unobservable inputs. A separate third-party model is used to estimate prepayment speeds based on interest rates, housing turnover rates, estimated loan curtailment, anticipated defaults, and other relevant factors. Fair value estimates from outside sources are received periodically to corroborate the results of the valuation model. Due to the nature of the valuation inputs, MSRs are classified within Level 3 of the fair value hierarchy. See Note 4 for additional disclosure regarding the Corporation's MSRs.

Derivative Financial Instruments (Mortgage Derivative — Interest Rate Lock Commitments to Originate Residential Mortgage Loans Held For Sale): The fair value is determined by the change in value from each loan's rate lock date to the expected rate lock expiration date based on the underlying loan attributes, estimated closing ratios, and investor price matrix determined to be reasonably applicable to each loan commitment. The closing ratio calculation takes into consideration historical experience and loan-level attributes, particularly the change in the current interest rates from the time of initial rate lock. The closing ratio is periodically reviewed for reasonableness and reported to the Associated Mortgage Risk Management Committee.

Derivative Financial Instruments (Mortgage Derivative—Forward Commitments to Sell Mortgage Loans): Mortgage derivatives include forward commitments to deliver closed-end residential mortgage loans into conforming Agency MBS or conforming Cash Forward sales. The fair value of such instruments is determined by the difference of current market prices for such traded instruments or available from forward cash delivery commitments and the original traded price for such commitments.

The Corporation also relies on an internal valuation model to estimate the fair value of its forward commitments to sell residential mortgage loans (i.e., an estimate of what the Corporation would receive or pay to terminate the forward delivery contract based on market prices for similar financial instruments), which includes matching specific terms and maturities of the forward commitments against applicable investor pricing available. While there are Level 2 and 3 inputs used in the valuation models, the Corporation has determined that the majority of the inputs significant in the valuation of both of the mortgage derivatives fall within Level 3 of the fair value hierarchy. See Note 13 for additional disclosure regarding the Corporation's mortgage derivatives.

The tables below present the Corporation's financial instruments measured at fair value on a recurring basis and carrying amounts and estimated fair values of certain financial instruments, aggregated by the level in the fair value hierarchy within which those measurements fall:

	December 31, 2024				
($ in thousands)	Carrying Amount	Fair Value	Level 1	Level 2	Level 3
Assets					
Cash and due from banks	$ 544,059	$ 544,059	$ 544,059	$ —	$ —
Interest-bearing deposits in other financial institutions	453,590	453,590	453,590	—	—
Federal funds sold and securities purchased under agreements to resell	21,955	21,955	21,955	—	—
AFS investment securities:					
Obligations of state and political subdivisions (municipal securities)	3,005	3,005	—	3,005	—
Residential mortgage-related securities:					
FNMA / FHLMC	110,928	110,928	—	110,928	—
GNMA	4,227,727	4,227,727	—	4,227,727	—
Commercial mortgage-related securities:					
FNMA / FHLMC	17,000	17,000	—	17,000	—
GNMA	111,475	111,475	—	111,475	—
Asset backed securities:					
FFELP	107,839	107,839	—	107,839	—
SBA	471	471	—	471	—
Other debt securities	2,989	2,989	—	2,989	—
Total AFS investment securities	4,581,434	4,581,434	—	4,581,434	—
HTM investment securities:					
U.S. Treasury securities	1,000	999	999	—	—
Obligations of state and political subdivisions (municipal securities), net	1,659,662	1,486,582	—	1,486,582	—
Residential mortgage-related securities:					
FNMA / FHLMC	885,476	721,946	—	721,946	—
GNMA	43,693	39,927	—	39,927	—
Private-label	324,182	266,353	—	266,353	—
Commercial mortgage-related securities:					
FNMA / FHLMC	772,456	623,595	—	623,595	—
GNMA	52,219	46,032	—	46,032	—
Total HTM investment securities, net	3,738,687	3,185,434	999	3,184,435	—
Equity securities:					
Equity securities	10,742	10,742	10,670	—	72
Equity securities at NAV	12,500	12,500			
Total equity securities	23,242	23,242			
FHLB and Federal Reserve Bank stocks	179,665	179,665	—	179,665	—
Residential loans held for sale	646,687	646,687	—	646,687	—
Commercial loans held for sale	32,634	32,634	—	32,634	—
Loans, net	29,373,557	28,327,115	—	—	28,327,115
Bank and corporate owned life insurance	689,000	689,000	—	689,000	—
Mortgage servicing rights, net	87,683	87,683	—	—	87,683
Interest rate-related instruments designated as hedging instruments[(a)]	2,960	2,960	—	2,960	—
Foreign currency exchange forwards designated as hedging instruments[(a)]	2,457	2,457	—	2,457	—
Interest rate-related and other instruments not designated as hedging instruments[(a)]	88,541	88,541	—	88,541	—
Foreign currency exchange forwards not designated as hedging instruments[(a)]	4,315	4,315	—	4,315	—
Interest rate lock commitments to originate residential mortgage loans held for sale	327	327	—	—	327
Forward commitments to sell residential mortgage loans	254	254	—	—	254
Total selected assets at fair value	$ 40,471,048	$ 38,871,352	$ 1,031,273	$ 9,412,129	$ 28,415,450

(a) Figures are presented gross before netting. See Note 13 and Note 14 for information relating to the impact of offsetting derivative assets and liabilities and cash collateral with the same counterparty where there is a legally enforceable master netting agreement in place.

136

($ in thousands)	December 31, 2024				
	Carrying Amount	Fair Value	Level 1	Level 2	Level 3
Liabilities					
Deposits:					
Noninterest-bearing demand	$ 5,775,657	$ 5,775,657	$ —	$ —	$ 5,775,657
Savings	5,133,295	5,133,295	—	—	5,133,295
Interest-bearing demand	9,124,741	9,124,741	—	—	9,124,741
Money market	6,637,915	6,637,915	—	—	6,637,915
Brokered CDs[(a)]	4,276,309	4,276,309	—	4,276,309	—
Other time deposits[(a)]	3,700,518	3,700,518	—	3,700,518	—
Total deposits	34,648,434	34,648,434	—	7,976,827	26,671,607
Federal funds purchased and securities sold under agreements to repurchase	470,369	470,370	—	470,370	—
FHLB advances	1,853,807	1,852,685	—	1,852,685	—
Other long-term funding	837,635	823,991	—	823,991	—
Standby letters of credit[(b)]	2,546	2,546	—	2,546	—
Interest rate-related instruments designated as hedging instruments[(c)]	2,976	2,976	—	2,976	—
Foreign currency exchange forwards designated as hedging instruments[(c)]	563	563	—	563	—
Interest rate-related and other instruments not designated as hedging instruments[(c)]	170,928	170,928	—	170,928	—
Foreign currency exchange forwards not designated as hedging instruments[(c)]	4,106	4,106	—	4,106	—
Total selected liabilities at fair value	$ 37,991,364	$ 37,976,599	$ —	$ 11,304,992	$ 26,671,607

(a) When the estimated fair value is less than the carrying value, the carrying value is reported as the fair value.

(b) The commitment on standby letters of credit was $254 million at December 31, 2024. See Note 15 for additional information on the standby letters of credit and for information on the fair value of lending-related commitments.

(c) Figures are presented gross before netting. See Note 13 and Note 14 for information relating to the impact of offsetting derivative assets and liabilities and cash collateral with the same counterparty where there is a legally enforceable master netting agreement in place.

($ in thousands)		Carrying Amount	Fair Value	Level 1	Level 2	Level 3
			December 31, 2023			
Assets						
Cash and due from banks		$ 484,384	$ 484,384	$ 484,384	$ —	$ —
Interest-bearing deposits in other financial institutions		425,089	425,089	425,089	—	—
Federal funds sold and securities purchased under agreements to resell		14,350	14,350	14,350	—	—
AFS investment securities:						
U.S. Treasury securities		35,902	35,902	35,902	—	—
Obligations of state and political subdivisions (municipal securities)		91,817	91,817	—	91,817	—
Residential mortgage-related securities:						
FNMA / FHLMC		1,120,794	1,120,794	—	1,120,794	—
GNMA		2,042,675	2,042,675	—	2,042,675	—
Commercial mortgage-related securities:						
FNMA / FHLMC		16,937	16,937	—	16,937	—
GNMA		154,793	154,793	—	154,793	—
Asset backed securities:						
FFELP		133,975	133,975	—	133,975	—
SBA		1,051	1,051	—	1,051	—
Other debt securities		2,950	2,950	—	2,950	—
Total AFS investment securities		3,600,892	3,600,892	35,902	3,564,990	—
HTM investment securities:						
U.S. Treasury securities		999	963	963	—	—
Obligations of state and political subdivisions (municipal securities), net		1,682,398	1,553,984	—	1,553,984	—
Residential mortgage-related securities:						
FNMA / FHLMC		941,973	804,393	—	804,393	—
GNMA		48,979	46,170	—	46,170	—
Private-label		345,083	289,507	—	289,507	—
Commercial mortgage-related securities:						
FNMA / FHLMC		780,995	632,914	—	632,914	—
GNMA		59,733	52,619	—	52,619	—
Total HTM investment securities, net		3,860,160	3,380,550	963	3,379,586	—
Equity securities:						
Equity securities		31,651	31,651	6,883	—	24,769
Equity securities at NAV		10,000	10,000			
Total equity securities		41,651	41,651			
FHLB and Federal Reserve Bank stocks		229,171	229,171	—	229,171	—
Residential loans held for sale		33,011	33,011	—	33,011	—
Commercial loans held for sale		90,303	90,303	—	90,303	—
Loans, net		28,865,124	27,371,086	—	—	27,371,086
Bank and corporate owned life insurance		682,649	682,649	—	682,649	—
Mortgage servicing rights, net		84,390	84,390	—	—	84,390
Interest rate-related instruments designated as hedging instruments[a]		8,075	8,075	—	8,075	—
Foreign currency exchange forwards designated as hedging instruments[a]		632	632	—	632	—
Interest rate-related and other instruments not designated as hedging instruments[a]		111,623	111,623	—	111,623	—
Foreign currency exchange forwards not designated as hedging instruments[a]		2,954	2,954	—	2,954	—
Interest rate lock commitments to originate residential mortgage loans held for sale		439	439	—	—	439
Total selected assets at fair value		$ 38,534,897	$ 36,561,249	$ 967,570	$ 8,102,995	$ 27,480,684

(a) Figures are presented gross before netting. See Note 13 and Note 14 for information relating to the impact of offsetting derivative assets and liabilities and cash collateral with the same counterparty where there is a legally enforceable master netting agreement in place.

($ in thousands)	Carrying Amount	Fair Value	Level 1	Level 2	Level 3
	December 31, 2023				
Liabilities					
Deposits:					
Noninterest-bearing demand	$ 6,119,956	$ 6,119,956	$ —	$ —	$ 6,119,956
Savings	4,835,701	4,835,701	—	—	4,835,701
Interest-bearing demand	8,843,967	8,843,967	—	—	8,843,967
Money market	6,330,453	6,330,453	—	—	6,330,453
Brokered CDs[(a)]	4,447,479	4,447,479	—	4,447,479	—
Other time deposits[(a)]	2,868,494	2,868,494	—	2,868,494	—
Total deposits	33,446,049	33,446,049	—	7,315,973	26,130,076
Federal funds purchased and securities sold under agreements to repurchase	326,780	326,757	—	326,757	—
FHLB advances	1,940,194	1,944,600	—	1,944,600	—
Other long-term funding	541,269	534,983	—	534,983	—
Standby letters of credit[(b)]	2,157	2,157	—	2,157	—
Interest rate-related instruments designated as hedging instruments[(c)]	930	930	—	930	—
Foreign currency exchange forwards designated as hedging instruments[(c)]	2,946	2,946	—	2,946	—
Interest rate-related and other instruments not designated as hedging instruments[(c)]	195,662	195,662	—	195,662	—
Foreign currency exchange forwards not designated as hedging instruments[(c)]	2,746	2,746	—	2,746	—
Forward commitments to sell residential mortgage loans	673	673	—	—	673
Total selected liabilities at fair value	$ 36,459,407	$ 36,457,504	$ —	$ 10,326,755	$ 26,130,749

(a) When the estimated fair value is less than the carrying value, the carrying value is reported as the fair value.

(b) The commitment on standby letters of credit was $212 million at December 31, 2023. See Note 15 for additional information on the standby letters of credit and for information on the fair value of lending-related commitments.

(c) Figures are presented gross before netting. See Note 13 and Note 14 for information relating to the impact of offsetting derivative assets and liabilities and cash collateral with the same counterparty where there is a legally enforceable master netting agreement in place.

The table below presents a rollforward of the consolidated balance sheets amounts for the Corporation's mortgage derivatives measured on a recurring basis and classified within Level 3 of the fair value hierarchy:

($ in thousands)	Interest rate lock commitments to originate residential mortgage loans held for sale	Forward commitments to sell residential mortgage loans	Total
Balance December 31, 2022	$ 86	$ 46	$ 40
New production	6,557	(1,816)	8,373
Closed loans / settlements	(4,171)	2,494	(6,665)
Other	(2,033)	(51)	(1,982)
Change in mortgage derivative	352	627	(274)
Balance December 31, 2023	$ 439	$ 673	$ (234)
New production	$ 11,771	$ (4,000)	$ 15,771
Closed loans / settlements	(8,816)	3,512	(12,328)
Other	(3,068)	(438)	(2,630)
Change in mortgage derivative	(113)	(927)	814
Balance December 31, 2024	$ 327	$ (254)	$ 580

Assets and Liabilities Measured at Fair Value on a Nonrecurring Basis

Following is a description of the valuation methodologies used for the Corporation's more significant instruments measured on a nonrecurring basis at LOCOM, including the general classification of such instruments pursuant to the valuation hierarchy.

Commercial Loans Held For Sale: The estimated fair value is based on a discounted cash flow analysis, which the Corporation classifies as a Level 2 nonrecurring fair value measurement.

OREO: Certain OREO, upon initial recognition, was re-measured and reported at fair value through a charge off to the allowance for loan losses based upon the estimated fair value of the OREO, less estimated selling costs. The fair value of OREO, upon initial recognition or subsequent impairment, was estimated using appraised values, which the Corporation classifies as a Level 2 nonrecurring fair value measurement.

For Level 3 assets and liabilities measured at fair value on a nonrecurring basis as of December 31, 2024, the Corporation utilized the following valuation techniques and significant unobservable inputs:

Individually Evaluated Loans: The Corporation individually evaluates loans when a commercial loan relationship over $500,000 is in nonaccrual status or, prior to 2023, when a commercial or consumer loan relationship had its terms restructured in a TDR or when a loan met the Corporation's definition of a probable TDR. On January 1, 2023, the Corporation adopted ASU 2022-02 prospectively. As a result, loans that were restructured prior to adoption are no longer considered TDRs and are not individually evaluated. See Note 3 for additional information regarding the Corporation's individually evaluated loans.

Equity Securities Without Readily Determinable Fair Values: The Corporation measures equity securities without readily determinable fair values at cost less impairment (if any), plus or minus observable price changes from an identical or similar investment of the same issuer, with such changes recognized in earnings. Included in equity securities without readily determinable fair values were Visa Class B restricted shares carried at fair value, of which the Corporation sold all remaining shares during the first quarter of 2024.

In its determination of the new carrying values upon observable price changes, the Corporation will adjust the prices if deemed necessary to arrive at the Corporation's estimated fair values. Such adjustments may include adjustments to reflect the different rights and obligations of similar securities and other adjustments. See Note 2 for additional disclosure regarding the Corporation's equity securities without readily determinable fair values.

The following table presents a rollforward of the fair value of Level 3 equity securities that are measured under the measurement alternative, and the related adjustments recorded during the periods presented for those securities with observable price changes:

($ in thousands)		
Fair value as of December 31, 2022	$	19,225
Gains recognized in investment securities gains, net		5,861
Purchases		11
Sales		(329)
Fair value as of December 31, 2023	$	24,769
Gains recognized in investment securities gains, net	$	4,054
Purchases		22
Sales		(28,772)
Fair value as of December 31, 2024	$	72

The table below presents the Corporation's assets measured at fair value on a nonrecurring basis, aggregated by the level in the fair value hierarchy within which those measurements fall:

($ in thousands)	Fair Value Hierarchy	Fair Value	Consolidated Statements of Income Category of Adjustment Recognized in Income	Adjustment Recognized on the Consolidated Statements of Income[a]
December 31, 2024				
Assets				
Individually evaluated loans	Level 3	$ 31,483	Provision for credit losses	$ 17,454
OREO[b]	Level 2	276	Other noninterest expense / provision for credit losses[c]	1,067
December 31, 2023				
Assets				
Individually evaluated loans	Level 3	$ 47,221	Provision for credit losses	$ 45,709
OREO[b]	Level 2	3,139	Other noninterest expense / provision for credit losses[c]	2,532
Equity securities without readily determinable fair values	Level 3	24,671	Investment securities gains (losses), net	5,785

(a) Includes the full year impact on the consolidated statements of income.
(b) If the fair value of the collateral exceeds the carrying amount of the asset, no charge off or adjustment is necessary, the asset is not considered to be carried at fair value, and is therefore not included in the table.
(c) When a property's value is written down at the time it is transferred to OREO, the charge off is booked to the provision for credit losses. When a property is already in OREO and subsequently written down, the charge off is booked to other noninterest expense.

The table below presents the unobservable inputs that are readily quantifiable pertaining to Level 3 measurements:

December 31, 2024	Valuation Technique	Significant Unobservable Input	Range of Inputs			Weighted Average Input Applied
Mortgage servicing rights	Discounted cash flow	Option adjusted spread	5%	-	8%	5%
Mortgage servicing rights	Discounted cash flow	Constant prepayment rate	—%	-	100%	4%
Individually evaluated loans	Appraisals / discounted cash flow	Collateral / discount factor	—%	-	77%	61%
Interest rate lock commitments to originate residential mortgage loans held for sale	Discounted cash flow	Closing ratio	55%	-	100%	92%

Note 18 Regulatory Matters

Regulatory Capital Requirements

The Corporation and its subsidiary bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possible additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Corporation's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Corporation must meet specific capital guidelines that involve quantitative measures of the Corporation's assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The Corporation's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Corporation to maintain minimum amounts and ratios (set forth in the table below) of total and CET1 capital to risk-weighted assets, and of tier 1 capital to average assets. Management believes, as of December 31, 2024 and 2023, that the Corporation meets all capital adequacy requirements to which it is subject.

For additional information on the capital requirements applicable for the Corporation and the Bank, please see Part I, Item 1.

As of December 31, 2024 and 2023, the most recent notifications from the OCC and the FDIC categorized the subsidiary bank as well-capitalized under the regulatory framework for prompt corrective action. To be categorized as well-capitalized, the subsidiary bank must maintain minimum ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the institution's category. The actual capital amounts and ratios of the Corporation and its significant subsidiary are presented below. No deductions from capital were made for interest rate risk in 2024 or 2023.

($ in thousands)	Actual		For Capital Adequacy Purposes			To Be Well-Capitalized Under Prompt Corrective Action Provisions[a]		
	Amount	Ratio	Amount		Ratio	Amount		Ratio
As of December 31 , 2024								
Associated Banc-Corp								
Total capital	$ 4,282,597	12.61 %	$ 2,716,014	≥	8.00 %			
Tier 1 capital	3,590,948	10.58 %	2,037,010	≥	6.00 %			
CET1	3,396,836	10.01 %	1,527,758	≥	4.50 %			
Leverage	3,590,948	8.73 %	1,644,627	≥	4.00 %			
Associated Bank, N.A.								
Total capital	$ 4,078,042	12.03 %	$ 2,710,815	≥	8.00 %	$ 3,388,519	≥	10.00 %
Tier 1 capital	3,425,721	10.11 %	2,033,111	≥	6.00 %	2,710,815	≥	8.00 %
CET1	3,425,721	10.11 %	1,524,833	≥	4.50 %	2,202,537	≥	6.50 %
Leverage	3,425,721	8.34 %	1,642,484	≥	4.00 %	2,053,105	≥	5.00 %
As of December 31 , 2023								
Associated Banc-Corp								
Total capital	$ 3,997,205	12.21 %	$ 2,618,596	≥	8.00 %			
Tier 1 capital	3,269,050	9.99 %	1,963,947	≥	6.00 %			
CET1	3,074,938	9.39 %	1,472,960	≥	4.50 %			
Leverage	3,269,050	8.06 %	1,622,053	≥	4.00 %			
Associated Bank, N.A.								
Total capital	$ 3,803,052	11.64 %	$ 2,614,469	≥	8.00 %	$ 3,268,086	≥	10.00 %
Tier 1 capital	3,167,182	9.69 %	1,960,852	≥	6.00 %	2,614,469	≥	8.00 %
CET1	3,167,182	9.69 %	1,470,639	≥	4.50 %	2,124,256	≥	6.50 %
Leverage	3,167,182	7.82 %	1,620,970	≥	4.00 %	2,026,212	≥	5.00 %

(a) Prompt corrective action provisions are not applicable at the bank holding company level.

Note 19 Earnings Per Common Share

See Note 1 for the Corporation's accounting policy on earnings per common share. Presented below are the calculations for basic and diluted earnings per common share:

($ in thousands, except per share data)	For the Years Ended December 31,		
	2024	2023	2022
Net income	$ 123,145	$ 182,956	$ 366,122
Preferred stock dividends	(11,500)	(11,500)	(11,500)
Net income available to common equity	$ 111,645	$ 171,456	$ 354,622
Common shareholder dividends	$ (138,508)	$ (128,748)	$ (122,417)
Unvested share-based payment awards	(689)	(785)	(720)
Undistributed earnings	$ (27,552)	$ 41,922	$ 231,485
Undistributed earnings allocated to common shareholders	$ (27,552)	$ 41,675	$ 229,995
Undistributed earnings allocated to unvested share-based payment awards	—	247	1,490
Undistributed earnings	$ (27,552)	$ 41,922	$ 231,485
Basic			
Distributed earnings to common shareholders	$ 138,508	$ 128,748	$ 122,417
Undistributed earnings allocated to common shareholders	(27,552)	41,675	229,995
Total common shareholders earnings, basic	$ 110,956	$ 170,424	$ 352,412
Diluted			
Distributed earnings to common shareholders	$ 138,508	$ 128,748	$ 122,417
Undistributed earnings allocated to common shareholders	(27,552)	41,675	229,995
Total common shareholders earnings, diluted	$ 110,956	$ 170,424	$ 352,412
Weighted average common shares outstanding	151,933	149,968	149,162
Effect of dilutive common stock awards	1,415	892	1,334
Diluted weighted average common shares outstanding	153,347	150,860	150,496
Basic earnings per common share	$ 0.73	$ 1.14	$ 2.36
Diluted earnings per common share	$ 0.72	$ 1.13	$ 2.34

Excluded from the earnings per common share calculation were 2 million anti-dilutive common stock options for the year ended December 31, 2024, and 3 million and 2 million anti-dilutive common stock options were excluded from the earnings per share calculations for the years ended December 31, 2023 and 2022, respectively.

Note 20 Segment Reporting

The Corporation is managed through operating segments based on our internal structure and management process, which is how we assess performance and allocate resources to the segments. Certain operating segments have been aggregated into our three reportable segments where the nature of the products and services, the type of customer, and the distribution of those products and services are similar. The three reportable segments are Corporate and Commercial Specialty; Community, Consumer, and Business; and Risk Management and Shared Services. A description of the products and services and the related customers for each reportable segment is as follows:

Corporate and Commercial Specialty: The Corporate and Commercial Specialty segment serves a wide range of customers including larger businesses, developers, not-for-profits, municipalities, and financial institutions by providing lending and deposit solutions as well as the support to deliver, fund, and manage such banking solutions. Within this segment we provide the following products and services: (1) lending solutions, such as commercial loans and lines of credit, CRE financing, construction loans, letters of credit, leasing, ABL & equipment finance, and, for our larger clients, loan syndications; (2) deposit and cash management solutions such as commercial checking and interest-bearing deposit products, cash vault and night depository services, liquidity solutions, payables and receivables solutions, and information services; and (3) specialized financial services such as interest rate risk management, and foreign exchange solutions.

Community, Consumer and Business: The Community, Consumer and Business segment serves individuals and businesses by providing lending and deposit solutions and a variety of investment, fiduciary, and retirement planning products and services. Within this segment we provide the following products and services: (1) lending solutions such as residential mortgages, home equity loans and lines of credit, personal and installment loans, auto finance loans, business loans, and business lines of credit; (2) deposit and transactional solutions such as checking, credit and debit cards, online banking and bill pay, and money transfer services; (3) fiduciary services such as administration of pension, profit-sharing and other employee benefit plans, fiduciary and corporate agency services, and institutional asset management; and (4) investable funds solutions such as savings; money market deposit accounts; IRA accounts; CDs; fixed and variable annuities; full-service, discount and online investment brokerage; investment advisory services; and trust and investment management accounts.

Risk Management and Shared Services: The Risk Management and Shared Services segment includes key shared operational functions and also includes residual revenue and expenses, representing the difference between actual amounts incurred and the amounts allocated to operating segments, including interest rate risk residuals (FTP mismatches) and credit risk and provision residuals (long-term credit charge mismatches).

Effective during the fourth quarter of 2024, the Corporation made the change to move the private wealth operating segment from the Corporate and Commercial Specialty segment to the Community, Consumer and Business segment given its continued alignment with the products, services, and customers of that segment. This impacted the composition of the reportable segments and the Corporation has recast the impacted items of reportable segment information for the earlier presented periods.

The financial information of the Corporation's segments disclosed below has been compiled utilizing the accounting policies described in Note 1, with certain exceptions based on internal management accounting policies. The significant exceptions are as follows:

The Corporation allocates certain net interest income, the provision for credit losses, certain noninterest expenses, and income taxes to each operating segment. Allocation methodologies are subject to periodic adjustment as the internal management accounting system is revised, the interest rate environment evolves, and business or product lines within the segments change. Also, because the development and application of these methodologies is a dynamic process, the financial results presented may be periodically reviewed. There were no significant changes in the current year to the methods for allocations to the segments from the prior periods.

The Corporation allocates certain net interest income using an internal FTP methodology that charges users of funds (assets, primarily loans) and credits providers of funds (liabilities, primarily deposits) based on the maturity, prepayment, and/or re-pricing characteristics of the assets and liabilities. This allocation is reflected as net intersegment interest income (expense) in the accompanying tables.

The provision for credit losses is allocated to segments based on the expected long-term annual net charge off rates attributable to the credit risk of loans managed by the segment during the period. In contrast, the level of the consolidated provision for credit losses is determined based on an ACLL model using methodologies described in Note 1.

The net effect of the above allocations is recorded within the Risk Management and Shared Services segment to ensure consolidated totals reflect the Corporation's consolidated financial information.

Indirect expenses incurred by certain centralized support areas (including facilities, information technology services and applications, management expenses, and FDIC expense) are allocated to segments based on actual usage (for example, volume measurements or FTEs) and other criteria. Certain types of administrative expense and bank-wide expense accruals (including, when applicable, amortization of CDIs and other intangible assets associated with acquisitions, acquisition-related costs, and asset gains on disposed business units) are generally not allocated and remain in the Risk Management and Shared Services segment. This allocation is reflected as allocated indirect expense in the accompanying tables.

Income tax expense (benefit) is allocated to segments based on the Corporation's estimated effective tax rate, with certain segments adjusted for any tax-exempt income or non-deductible expenses.

Financial information about the Corporation's segments is presented below:

($ in thousands)		As of and for the Year Ended December 31, 2024			
		Corporate and Commercial Specialty	Community, Consumer and Business	Risk Management and Shared Services[a]	Consolidated Corporation
Net segment interest income (expense)	$	976,878 $	247,791 $	(177,421) $	1,047,248
Net intersegment interest (expense) income		(429,917)	579,587	(149,670)	—
Net interest income (expense)		546,961	827,378	(327,091)	1,047,248
Noninterest income (expense)		53,435	198,485	(261,327)	(9,407)
Total income (expense) before provision		600,396	1,025,863	(588,418)	1,037,841
Provision for credit losses		66,390	24,759	(6,163)	84,986
Total income (expense) after provision		534,006	1,001,104	(582,255)	952,855
Noninterest expense					
Personnel		79,853	232,787	175,316	487,956
Technology[b]		2,594	47,241	57,728	107,563
Occupancy[b]		—	61	54,561	54,622
Business development and advertising		3,543	3,169	21,430	28,142
Equipment[b]		2	5,930	12,499	18,431
Legal and professional		825	1,978	18,798	21,601
Loan and foreclosure costs		1,100	5,018	2,353	8,471
FDIC assessment		—	—	38,439	38,439
Other intangible amortization		—	—	8,811	8,811
Loss on prepayments of FHLB advances		—	—	14,243	14,243
Other noninterest expense (income)		3,338	27,921	(1,141)	30,118
Allocated indirect expense (income)		88,036	205,979	(294,015)	—
Total noninterest expense		179,291	530,084	109,022	818,397
Net income (loss) before income taxes		354,715	471,020	(691,277)	134,459
Income tax expense (benefit)		64,346	97,460	(150,492)	11,314
Net income (loss)	$	290,369 $	373,560 $	(540,785) $	123,145
Loans	$	16,959,921 $	12,318,648 $	490,017 $	29,768,586
Allocated goodwill		525,836	579,156	—	1,104,992
Total assets		17,794,372	13,892,891	11,335,805	43,023,068

(a) Unusual items including a $130 million loss on mortgage portfolio sale and a $148 million loss on investment securities as a result of the balance sheet repositioning announced in the fourth quarter of 2024 are included within the noninterest income (expense) caption.

(b) A portion of total depreciation expense of approximately $242,000, $10 million, and $39 million for the Corporate and Commercial Specialty, Community Consumer and Business, and Risk Management and Shared Services segments, respectively, is included in this expense caption.

($ in thousands)		Corporate and Commercial Specialty	Community, Consumer and Business	Risk Management and Shared Services[a]	Consolidated Corporation
		As of and for the Year Ended December 31, 2023			
Net segment interest income (expense)	$	933,929 $	309,291 $	(203,647) $	1,039,573
Net intersegment interest (expense) income		(432,073)	487,897	(55,824)	—
Net interest income (expense)		501,856	797,188	(259,471)	1,039,573
Noninterest income (expense)		51,905	193,948	(182,671)	63,182
Total income (expense) before provision		553,761	991,136	(442,142)	1,102,756
Provision for credit losses		54,302	29,757	(1,038)	83,021
Total income (expense) after provision		499,459	961,379	(441,104)	1,019,734
Noninterest expense					
Personnel		71,688	236,385	160,282	468,355
Technology[b]		2,931	44,661	54,426	102,018
Occupancy[b]		—	95	57,109	57,204
Business development and advertising		4,042	4,001	20,362	28,405
Equipment[b]		1	5,770	13,892	19,663
Legal and professional		1,359	1,933	16,619	19,911
Loan and foreclosure costs		877	3,065	1,466	5,408
FDIC assessment		—	—	67,072	67,072
Other intangible amortization		—	—	8,811	8,811
Other noninterest expense		3,501	29,800	3,534	36,837
Allocated indirect expense (income)		83,190	191,613	(274,803)	—
Total noninterest expense		167,589	517,323	128,770	813,682
Net income (loss) before income taxes		331,870	444,056	(569,873)	206,052
Income tax expense (benefit)		59,143	91,770	(127,816)	23,097
Net income (loss)	$	272,727 $	352,286 $	(442,057) $	182,956
Loans	$	16,045,897 $	12,642,123 $	528,198	29,216,218
Allocated goodwill		525,836 $	579,156	—	1,104,992
Total assets		16,897,021	13,453,475	10,665,359	41,015,855

(a) Unusual items including a $136 million loss on mortgage portfolio sale and a $65 million loss on investment securities as a result of the balance sheet repositioning announced in the fourth quarter of 2023 are included within the noninterest income (expense) caption and a $31 million FDIC special assessment is included in the FDIC assessment caption.
(b) A portion of total depreciation expense of approximately $164,000, $8 million, and $39 million for the Corporate and Commercial Specialty, Community Consumer and Business, and Risk Management and Shared Services segments, respectively, is included in this expense caption.

($ in thousands)	As of and for the Year Ended December 31, 2022			
	Corporate and Commercial Specialty	Community, Consumer and Business	Risk Management and Shared Services	Consolidated Corporation
Net segment interest income	$ 526,870	$ 362,420	$ 68,031	$ 957,321
Net intersegment interest (expense) income	(118,059)	190,862	(72,803)	—
Net interest income (expense)	408,811	553,282	(4,772)	957,321
Noninterest income	58,938	205,660	17,772	282,370
Total income before provision	467,749	758,942	12,999	1,239,691
Provision for credit losses	47,939	22,359	(37,300)	32,998
Total income after provision	419,810	736,583	50,299	1,206,693
Noninterest expense				
Personnel	71,043	238,962	144,096	454,101
Technology[a]	3,029	33,330	54,341	90,700
Occupancy[a]	—	82	59,712	59,794
Business development and advertising	3,703	3,428	18,394	25,525
Equipment[a]	1	5,365	14,266	19,632
Legal and professional	1,025	4,209	13,016	18,250
Loan and foreclosure costs	528	4,308	1,089	5,925
FDIC assessment	—	—	22,650	22,650
Other intangible amortization	—	—	8,811	8,811
Other noninterest expense	3,350	31,720	6,605	41,675
Allocated indirect expense (income)	73,548	173,645	(247,193)	—
Total noninterest expense	156,227	495,049	95,787	747,063
Net income (loss) before income taxes	263,583	241,534	(45,488)	459,630
Income tax expense (benefit)	47,440	49,347	(3,279)	93,508
Net income (loss)	$ 216,143	$ 192,187	$ (42,209)	$ 366,122
Loans	$ 17,083,254	$ 11,231,404	$ 484,911	$ 28,799,569
Allocated goodwill	525,836	579,156	—	1,104,992
Total assets	17,909,477	12,073,694	9,422,556	39,405,727

(a) A portion of total depreciation expense of approximately $15,000, $4 million, and $41 million for the Corporate and Commercial Specialty, Community Consumer and Business, and Risk Management and Shared Services segments, respectively, is included in this expense caption.

Expenses included within the other noninterest expense line of the segment information above relate to the remaining segment expenses including office expense and card issuance costs. None of the individual expense categories rise to the level of significance for the segment; however, they are utilized in determining the profit or loss measure for each segment.

The management accounting policies and processes utilized in compiling segment financial information are highly subjective and, unlike financial accounting, are not based on authoritative guidance similar to U.S. GAAP. As a result, reportable segments and the financial information of the reported segments are not necessarily comparable with similar information reported by other financial institutions. Furthermore, the information presented is not indicative of how the segments would perform if they operated as independent entities.

The chief operating decision maker for each of the segments is the President and Chief Executive Officer of the Corporation. For the Corporate and Commercial Specialty and Community, Consumer and Business segments, the chief operating decision maker utilizes net interest income, net income and average total loans and deposits in allocating resources for each segment predominantly in the annual budget and forecasting process. The chief operating decision maker considers budget-to-actual variances on a monthly basis for both profit measures when making decisions about allocating capital and personnel to the segments. Based on the reviews of these two segments and other company-wide initiatives, the chief operating decision maker is informed about allocation of resources to the Risk Management and Shared Services segment.

Note 21 Accumulated Other Comprehensive Income (Loss)

The following table summarizes the components of accumulated other comprehensive income (loss), including changes during the years presented as well as any reclassifications out of accumulated other comprehensive income (loss):

($ in thousands)	AFS Investment Securities	Cash Flow Hedge Derivatives	Defined Benefit Pension and Postretirement Obligations	Accumulated Other Comprehensive Income (Loss)
Balance, December 31, 2021	$ (5,266)	$ —	$ (5,051)	$ (10,317)
Other comprehensive (loss) before reclassifications	(250,273)	—	(51,745)	(302,018)
Unrealized (losses) on AFS securities transferred to HTM securities	(67,604)	—	—	(67,604)
Amounts reclassified from accumulated other comprehensive income (loss):				
Investment securities losses, net	1,922	—	—	1,922
HTM investment securities, net, at amortized cost[a]	9,870	—	—	9,870
Other assets / accrued expenses and other liabilities	—	3,626	—	3,626
Interest income	—	(212)	—	(212)
Personnel expense	—	—	(325)	(325)
Other expense	—	—	658	658
Income tax benefit (expense)	78,159	(54)	13,495	91,601
Net other comprehensive (loss) income during period	(227,926)	3,360	(37,917)	(262,483)
Balance, December 31, 2022	$ (233,192)	$ 3,360	$ (42,968)	$ (272,799)
Other comprehensive income before reclassifications	$ 41,145	$ —	$ 24,091	$ 65,236
Amounts reclassified from accumulated other comprehensive income (loss):				
Investment securities losses, net	64,940	—	—	64,940
HTM investment securities, net, at amortized cost[a]	9,025	—	—	9,025
Other assets / accrued expenses and other liabilities	—	(13,254)	—	(13,254)
Interest income	—	13,930	—	13,930
Personnel expense	—	—	(326)	(326)
Other expense	—	—	(29)	(29)
Income tax (expense)	(30,560)	(956)	(6,304)	(37,820)
Net other comprehensive income (loss) during period	84,550	(280)	17,432	101,703
Balance, December 31, 2023	$ (148,641)	$ 3,080	$ (25,535)	$ (171,096)
Other comprehensive (loss) income before reclassifications	$ (23,978)	$ —	$ 2,210	$ (21,768)
Amounts reclassified from accumulated other comprehensive income (loss):				
Investment securities losses, net	148,380	—	—	148,380
HTM investment securities, net, at amortized cost[a]	8,360	—	—	8,360
Other assets / accrued expenses and other liabilities	—	(21,537)	—	(21,537)
Interest income	—	16,478	—	16,478
Personnel expense	—	—	(290)	(290)
Other expense	—	—	(28)	(28)
Income tax (expense) benefit	(33,114)	710	(511)	(32,915)
Net other comprehensive income (loss) during period	99,648	(4,348)	1,381	96,681
Balance, December 31, 2024	$ (48,993)	$ (1,268)	$ (24,154)	$ (74,416)

(a) Amortization of net unrealized losses on AFS securities transferred to HTM securities.

Note 22 Revenue from Contracts with Customers

Revenue from contracts with customers is recognized when obligations under the terms of a contract with the Corporation's customer are satisfied. Revenue is measured as the amount of consideration we expect to receive in exchange for transferring goods or providing services. We do not have any material significant payment terms as payment is received at or shortly after the satisfaction of the performance obligation.

The Corporation's disaggregated revenue by major source is presented below:

($ in thousands)	For the Year Ended December 31, 2024			
	Corporate and Commercial Specialty	Community, Consumer and Business	Risk Management and Shared Services	Consolidated Corporation
Wealth management fees	$ —	$ 92,569	$ —	$ 92,569
Service charges and deposit account fees	11,627	39,977	38	51,642
Card-based fees[a]	1,652	45,287	88	47,027
Other revenue (expense)	315	8,103	(138)	8,280
Noninterest income (loss) (in-scope of Topic 606)	$ 13,594	$ 185,936	$ (12)	$ 199,518
Noninterest income (loss) (out-of-scope of Topic 606)	39,841	12,549	(261,315)	(208,925)
Total noninterest income (loss)	$ 53,435	$ 198,485	$ (261,327)	$ (9,407)

(a) Loan fees and certain card based fees are out-of-scope of Topic 606.

($ in thousands)	For the Year Ended December 31, 2023			
	Corporate and Commercial Specialty	Community, Consumer and Business	Risk Management and Shared Services	Consolidated Corporation
Wealth management fees	$ —	$ 82,502	$ —	$ 82,502
Service charges and deposit account fees	10,191	38,831	23	49,045
Card-based fees[a]	1,348	43,745	28	45,121
Other revenue	959	8,168	764	9,891
Noninterest income (in-scope of Topic 606)	$ 12,498	$ 173,246	$ 815	$ 186,560
Noninterest income (loss) (out-of-scope of Topic 606)	39,407	20,702	(183,486)	(123,377)
Total noninterest income (loss)	$ 51,905	$ 193,948	$ (182,671)	$ 63,182

(a) Loan fees and certain card based fees are out-of-scope of Topic 606.

($ in thousands)	For the Year Ended December 31, 2022			
	Corporate and Commercial Specialty	Community, Consumer and Business	Risk Management and Shared Services	Consolidated Corporation
Wealth management fees	$ —	$ 84,122	$ —	$ 84,122
Service charges and deposit account fees	12,479	49,813	18	62,310
Card-based fees[a]	1,104	42,917	111	44,132
Other revenue	1,734	8,299	1,356	11,389
Noninterest income (in-scope of Topic 606)	$ 15,317	$ 185,151	$ 1,485	$ 201,953
Noninterest income (out-of-scope of Topic 606)	43,621	20,510	16,286	80,417
Total noninterest income	$ 58,938	$ 205,660	$ 17,772	$ 282,370

(a) Loan fees and certain card based fees are out-of-scope of Topic 606.

Below is a listing of performance obligations for the Corporation's main revenue streams:

Revenue Stream	Noninterest Income In-Scope of Topic 606
Service charges and deposit account fees	Service charges and deposit account fees consist of monthly service fees (i.e. business analyzed fees and consumer service charges) and other deposit account related fees. The Corporation's performance obligation for monthly service fees is generally satisfied, and the related revenue recognized, over the period in which the service is provided. Other deposit account related fees are largely transactional-based, and therefore, the Corporation's performance obligation is satisfied, and related revenue recognized, at a point in time. Payment for service charges and deposit account fees is primarily received immediately or in the following month through a direct charge to customers' accounts.
Card-based fees[a]	Card-based fees are primarily comprised of debit and credit card income, ATM fees, and merchant services income. Debit and credit card income is primarily comprised of interchange fees earned whenever the Corporation's debit and credit cards are processed through card payment networks. ATM and merchant fees are largely transactional-based, and therefore, the Corporation's performance obligation is satisfied, and related revenue recognized, at a point in time. Payment is typically received immediately or in the following month.
Trust and asset management fees[b]	Trust and asset management income is primarily comprised of fees earned from the management and administration of trusts and other customer assets. The Corporation's performance obligation is generally satisfied over time and the resulting fees are recognized monthly, based upon the month-end market value of the assets under management and the applicable fee rate. Payment is generally received a few days after month end through a direct charge to the customers' accounts. The Corporation's performance obligation for these transactional-based services is generally satisfied, and related revenue recognized, at a point in time (i.e., as incurred). Payment is received shortly after services are rendered.
Brokerage and advisory fees[b]	Brokerage and advisory fees primarily consist of investment advisory, brokerage, retirement services, and annuities. The Corporation's performance obligation for investment advisory services and retirement services is generally satisfied, and the related revenue recognized, over the period in which the services are provided. The performance obligation for annuities is satisfied upon sale of the annuity, and therefore, the related revenue is primarily recognized at the time of sale. Payment for these services is typically received immediately or in advance of the service.

(a) Certain card-based fees are out-of-scope of Topic 606.
(b) Trust and asset management fees and brokerage and advisory fees are included in wealth management fees.

Note 23 Recent Developments

On January 28, 2025, the Corporation's Board of Directors declared a regular quarterly cash dividend of $0.23 per common share, payable on March 17, 2025 to shareholders of record at the close of business on March 3, 2025. The Board of Directors also declared a regular quarterly cash dividend of $0.3671875 per depositary share on Associated's 5.875% Series E Perpetual Preferred Stock, payable on March 17, 2025 to shareholders of record at the close of business on March 3, 2025. The Board of Directors also declared a regular quarterly cash dividend of $0.3515625 per depositary share on Associated's 5.625% Series F Perpetual Preferred Stock, payable on March 17, 2025 to shareholders of record at the close of business on March 3, 2025.



KPMG LLP
Aon Center
Suite 5500
200 E. Randolph Street
Chicago, IL 60601-6436

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors
Associated Banc-Corp:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Associated Banc-Corp and subsidiaries (the Company) as of December 31, 2024 and 2023, the related consolidated statements of income, comprehensive income, changes in stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2024, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2024, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2024, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated February 12, 2025 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.



Assessment of the allowance for credit losses related to loans, excluding individually analyzed loans

As discussed in Notes 1 and 3 to the consolidated financial statements, the Company's allowance for credit losses related to loans, excluding loans individually analyzed, is comprised of the allowance for loan losses and the allowance for unfunded commitments (collective ACLL) and was $396.6 million of a total allowance for credit losses of $402.3 million as of December 31, 2024 (the December 31, 2024 collective ACLL). The level of the December 31, 2024 collective ACLL represents management's estimate of an amount appropriate to provide for expected lifetime credit losses. The expected lifetime credit losses are the product of multiplying the Company's estimates of probability of default (PD), loss given default (LGD), and the individual loan level exposure at default (EAD) on an undiscounted basis. The Company estimates the lifetime expected loss using prepayment assumptions over the projected lifetime cash flow of the loans. The Company uses PD and LGD models, which are based on loan grades for commercial loans and credit reports for consumer loans, which are applied based on portfolio segmentation leveraging industry breakouts in Commercial and Industrial and property types in Commercial Real Estate for commercial loans and loan types for consumer loans, and incorporate a single economic forecast scenario over a reasonable and supportable forecast period. After the reasonable and supportable forecast period, the Company reverts, on a straight-line basis over one year, to its historical loss rates for the remaining life of the loans. A portion of the December 31, 2024 collective ACLL is comprised of adjustments for qualitative factors not reflected in the quantitative model.

We identified the assessment of the December 31, 2024 collective ACLL as a critical audit matter. A high degree of audit effort, including specialized skills and knowledge, and subjective and complex auditor judgment was involved in the assessment of the December 31, 2024 collective ACLL. Specifically, the assessment encompassed the evaluation of the December 31, 2024 collective ACLL methodology, including the methods and models used to estimate (1) PD and LGD and their significant assumptions, including the loan grades for commercial loans, credit reports for consumer loans, historical loan losses and delinquency experience, the economic forecast scenario, and how loans with similar risk characteristics are segmented, (2) the method used to calculate the prepayment assumptions, (3) the determination of the reasonable and supportable forecast period and reversion to historical losses and (4) the qualitative factors. The assessment also included an evaluation of the conceptual soundness and performance of the PD and LGD models and of the mathematical accuracy of certain December 31, 2024 collective ACLL calculations.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the critical audit matter. This included controls related to the:

- development and approval of the collective ACLL methodology

- continued use and appropriateness of changes made to PD and LGD models

- identification and determination of the significant assumptions used in the PD and LGD models, including the loan grades for commercial loans, credit reports for consumer loans, historical loan losses and delinquency experience, and how loans with similar risk characteristics are segmented

- identification and determination of the prepayment assumptions used in the collective ACLL methodology

- development of the qualitative factors

- performance monitoring of the PD and LGD models for the December 31, 2024 collective ACL

- analysis of the collective ACLL results, trends and ratios and

- calculation of the collective ACLL.

2



We evaluated the Company's process to develop the December 31, 2024 collective ACLL estimate by testing certain sources of data, factors, and assumptions that the Company used, and considered the relevance and reliability of such data, factors, and assumptions, and tested the mathematical accuracy of certain calculations of the December 31, 2024 collective ACLL. In addition, we involved credit risk professionals with specialized skills and knowledge, who assisted in:

- evaluating the Company's collective ACLL methodology for compliance with U.S. generally accepted accounting principles

- evaluating judgments made by the Company relative to the assessment and performance testing of the PD and LGD models by comparing them to relevant Company-specific metrics and trends and the applicable industry and regulatory practices

- evaluating the conceptual soundness of the methodology used to develop the key assumptions for the PD and LGD including loan grades for commercial loans, credit reports for consumer loans, and the historical loan losses and delinquency experience by inspecting the model documentation to determine whether the models are suitable for their intended use

- evaluating the appropriateness of the model methodology utilized to incorporate a reasonable and supportable forecast and reversion methodology by inspecting the model documentation and by comparing it to relevant industry practices

- evaluating the selection of the economic forecast scenario through comparison to publicly available forecasts

- determining whether the loan portfolio is segmented by similar risk characteristics by comparing to the Company's business environment and relevant industry practices

- evaluating the methodology used to develop the qualitative factors and the effect of those factors on the collective ACLL compared with relevant credit risk factors and consistency with credit trends and identified limitations of the underlying quantitative models and

- evaluating individual loan grades for a selection of commercial loan relationships by evaluating the financial performance of the borrower, sources of repayment, and any relevant guarantees or underlying collateral values.

KPMG LLP

We have served as the Company's auditor since 1983.

Chicago, Illinois
February 12, 2025

3

ITEM 9.	Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

ITEM 9A.	Controls and Procedures

The Corporation maintains disclosure controls and procedures as required under Rule 13a-15(e) and Rule 15d-15(e) promulgated under the Securities Exchange Act of 1934, as amended, that are designed to ensure that information required to be disclosed in our Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to the Corporation's management, including its Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

As of December 31, 2024, the Corporation's management carried out an evaluation, under the supervision and with the participation of the Corporation's Chief Executive Officer and Chief Financial Officer, of the effectiveness of its disclosure controls and procedures. Based on the foregoing, its Chief Executive Officer and Chief Financial Officer concluded that the Corporation's disclosure controls and procedures were effective as of December 31, 2024. No changes were made to the Corporation's internal control over financial reporting (as defined Rule 13a-15(f) and Rule 15d-15(f) promulgated under the Exchange Act) during the last fiscal quarter that have materially affected, or are reasonably likely to materially affect, the Corporation's internal control over financial reporting.

Management's Annual Report on Internal Control Over Financial Reporting

Management of Associated Banc-Corp is responsible for establishing and maintaining adequate internal control over financial reporting. The Corporation's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Corporation's financial statements for external purposes in accordance with GAAP. Internal control over financial reporting is defined in Rules 13a-15(f) and 15d-15(f) promulgated under the Exchange Act.

As of December 31, 2024, management assessed the effectiveness of the Corporation's internal control over financial reporting based on criteria for effective internal control over financial reporting established in Internal Control — Integrated Framework (2013), issued by the Committee of Sponsoring Organization of the Treadway Commission (COSO). Based on this assessment, management has determined that the Corporation's internal control over financial reporting as of December 31, 2024, was effective.

KPMG LLP, the independent registered public accounting firm that audited the consolidated financial statements of the Corporation included in this Annual Report on Form 10-K, has issued an attestation report on the effectiveness of the Corporation's internal control over financial reporting as of December 31, 2024. The report, which expresses an unqualified opinion on the effectiveness of the Corporation's internal control over financial reporting as of December 31, 2024, is included below under the heading Report of Independent Registered Public Accounting Firm.



KPMG LLP
Aon Center
Suite 5500
200 E. Randolph Street
Chicago, IL 60601-6436

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors
Associated Banc-Corp:

Opinion on Internal Control Over Financial Reporting

We have audited Associated Banc-Corp and subsidiaries' (the Company) internal control over financial reporting as of December 31, 2024, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2024 and 2023, the related consolidated statements of income, comprehensive income, changes in stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2024, and the related notes (collectively, the consolidated financial statements), and our report dated February 12, 2025 expressed an unqualified opinion on those consolidated financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company;



and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

KPMG LLP

Chicago, Illinois
February 12, 2025

ITEM 9B.	Other Information

During the three months ended December 31, 2024, no director or "officer" of the Corporation adopted or terminated a "Rule 10b5-1 trading arrangement" or a "non-Rule 10b5-1 trading arrangement," as each term is defined in Item 408(a) of Regulation S-K.

ITEM 9C.	Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

PART III

ITEM 10.	Directors, Executive Officers and Corporate Governance

The information in the Corporation's definitive Proxy Statement, prepared for the 2025 Annual Meeting of Shareholders, which contains information concerning this item under the captions Election of Directors, Information About the Board of Directors, and Insider Trading Policy is incorporated herein by reference. Information relating to the Corporation's executive officers is set forth in Part I of this report.

Our Code of Business Conduct and Ethics, Corporate Governance Guidelines, committee charters for standing committees of the Board and other governance documents are all available on our website, www.associatedbank.com, "Investor Relations," "Governance Documents." We will disclose on our website amendments to or waivers from our Code of Ethics in accordance with all applicable laws and regulations. Information contained on any of our websites is not deemed to be a part of this Annual Report.

ITEM 11.	Executive Compensation

The information in the Corporation's definitive Proxy Statement, prepared for the 2025 Annual Meeting of Shareholders, which contains information concerning this item, under the captions Executive Compensation — Compensation Discussion and Analysis, Executive Compensation Tables, Director Compensation, Compensation and Benefits Committee Interlocks and Insider Participation, and Compensation and Benefits Committee Report is incorporated herein by reference.

ITEM 12.	Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information in the Corporation's definitive Proxy Statement, prepared for the 2025 Annual Meeting of Shareholders, which contains information concerning this item, under the captions Stock Ownership, and Proposal 2: Approval of the Associated Banc-Corp 2025 Equity Incentive Plan, is incorporated herein by reference.

ITEM 13.	Certain Relationships and Related Transactions, and Director Independence

The information in the Corporation's definitive Proxy Statement, prepared for the 2025 Annual Meeting of Shareholders, which contains information concerning this item under the captions Related Party Transactions and Information about the Board of Directors, is incorporated herein by reference.

ITEM 14.	Principal Accounting Fees and Services

The information in the Corporation's definitive Proxy Statement, prepared for the 2025 Annual Meeting of Shareholders, which contains information concerning this item under the caption Fees Paid to Independent Registered Public Accounting Firm, is incorporated herein by reference.

PART IV

ITEM 15.	Exhibits and Financial Statement Schedules

(a)   1 and 2 Financial Statements and Financial Statement Schedules

The following financial statements and financial statement schedules are included under a separate caption Financial Statements and Supplementary Data in Part II, Item 8 hereof and are incorporated herein by reference.

Consolidated Balance Sheets — December 31, 2024 and 2023

Consolidated Statements of Income — For the Years Ended December 31, 2024, 2023, and 2022

Consolidated Statements of Comprehensive Income — For the Years Ended December 31, 2024, 2023, and 2022

Consolidated Statements of Changes in Stockholders' Equity — For the Years Ended December 31, 2024, 2023, and 2022

Consolidated Statements of Cash Flows — For the Years Ended December 31, 2024, 2023, and 2022

Notes to Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm

(a)   3 Exhibits Required by Item 601 of Regulation S-K

Exhibit Number	Description	
(2)	Membership Interest Purchase Agreement, dated May 4, 2020, by and between Associated Bank, N.A. and USI Insurance Services LLC	Exhibit (2) to Report on Form 10-Q filed on May 11, 2020
(3)(a)	Amended and Restated Articles of Incorporation	Exhibit (3) to Report on Form 10-Q filed on May 8, 2006
(3)(b)	Articles of Amendment to the Amended and Restated Articles of Incorporation of Associated Banc-Corp regarding the rights and preferences of preferred stock, effective April 25, 2012	Exhibit (3.1 and 4.1) to Report on Form 8-K filed on April 25, 2012
(3)(c)	Articles of Amendment to the Amended and Restated Articles of Incorporation of Associated Banc-Corp with respect to its 5.875% Non-Cumulative Perpetual Preferred Stock, Series E, dated September 21, 2018	Exhibit (3.1,4.1) to Report on Form 8-K filed on September 26, 2018
(3)(d)	Amended and Restated Bylaws of Associated Banc-Corp, as amended through February 2, 2021	Exhibit (3.1(l)) to Report on Form 10-K filed on February 9, 2021
(3)(e)	Articles of Amendment to the Amended and Restated Articles of Incorporation of Associated Banc-Corp with respect to its 5.625% Non-Cumulative Perpetual Preferred Stock, Series F, dated June 10, 2020	Exhibit (3.1,4.1) to Report on Form 8-K filed on June 15, 2020
(4)(a)	Instruments Defining the Rights of Security Holders, Including Indentures	
	The Parent Company, by signing this report, agrees to furnish the SEC, upon its request, a copy of any instrument that defines the rights of holders of long-term debt of the Corporation and its consolidated and unconsolidated subsidiaries for which consolidated or unconsolidated financial statements are required to be filed and that authorizes a total amount of securities not in excess of 10% of the total assets of the Corporation on a consolidated basis	
(4)(b)	Indenture, dated as of March 14, 2011, between Associated Banc-Corp and The Bank of New York Mellon Trust Company, N.A.	Exhibit (4.1) to Report on Form 8-K filed on March 28, 2011
(4)(c)	Subordinated Indenture, dated as of November 13, 2014, between Associated Banc-Corp and The Bank of New York Mellon Trust Company, N.A., as trustee	Exhibit (4.1) to Report on Form 8-K filed on November 18, 2014
(4)(d)	Global Note dated as of November 13, 2014 representing $250,000,000 4.250% Subordinated Note due 2025	Exhibit (4.3) to Report on Form 8-K filed on November 18, 2014
(4)(e)	Deposit Agreement, dated September 26, 2018, among Associated Banc-Corp, Equiniti Trust Company and the holders from time to time of the Depositary Receipts described therein, and form of Depositary Receipt	Exhibit (4.2) to Report on Form 8-K filed on September 26, 2018
(4)(f)	Description of Associated Banc-Corp's Securities	Filed herewith
(4)(g)	Deposit Agreement, dated June 15, 2020, among Associated Banc-Corp, Equiniti Trust Company and the holders from time to time of the Depositary Receipts, and form of Depositary Receipts	Exhibit (4.2) to Report on Form 8-K filed on June 15, 2020

(4)(h)	Form of Global Note dated as of February 10, 2023 representing $300,000,000 6.625% Fixed-Rate Reset Subordinated Notes Due 2033	Exhibit (4.1) to Report on Form 8-K filed on February 10, 2023
(4)(i)	Form of Global Note dated as of August 29, 2024 representing $300,000,000 6.455% Fixed Rate / Floating Rate Senior Notes Due 2030	Exhibit (4.1) to Report on Form 8-K filed on August 26, 2024
*(10)(a)	Associated Banc-Corp 1987 Long-Term Incentive Stock Plan, Amended and Restated Effective January 1, 2008	Exhibit (10)(a) to Report on Form 10-K filed on February 26, 2009
*(10)(b)	Associated Banc-Corp 1999 Long-Term Incentive Stock Plan, Amended and Restated Effective January 1, 2008	Exhibit (10)(b) to Report on Form 10-K filed on February 26, 2009
*(10)(c)	Associated Banc-Corp 2003 Long-Term Incentive Stock Plan, Amended and Restated Effective January 1, 2008	Exhibit (10)(c) to Report on Form 10-K filed on February 26, 2009
*(10)(d)	Associated Banc-Corp 2020 Incentive Compensation Plan	Appendix A to the Proxy Statement on Schedule 14A filed on March 13, 2020, as supplemented, in connection with the 2020 Annual Meeting of Shareholders of Associated Banc-Corp
*(10)(e)	Associated Banc-Corp Deferred Compensation Plan	Exhibit (10)(h) to Report on Form 10-K filed on February 26, 2009
*(10)(f)	Associated Banc-Corp Directors' Deferred Compensation Plan, Restated Effective December 4, 2018	Exhibit (10)(e) to Report on Form 10-K filed on February 19, 2019
*(10)(g)	Associated Banc-Corp Deferred Compensation Plan, Restated Effective November 1, 2015	Exhibit (10)(f) to Report on Form 10-K filed on February 5, 2016
*(10)(h)	Amendment to Associated Banc-Corp 2003 Long-Term Incentive Stock Plan effective November 15, 2009	Exhibit (99.2) to Report on Form 8-K filed on November 16, 2009
*(10)(i)	Associated Banc-Corp 2010 Incentive Compensation Plan	Exhibit (99.1) to Report on Form 8-K filed on April 29, 2010
*(10)(j)	Associated Banc-Corp 2013 Incentive Compensation Plan	Appendix A to Definitive Proxy Statement filed on March 14, 2013
*(10)(k)	Associated Banc-Corp 2017 Incentive Compensation Plan	Appendix A to Definitive Proxy Statement filed on March 14, 2017
*(10)(l)	Form of Non-Qualified Stock Option Agreement	Exhibit (99.3) to Report on Form 8-K filed on January 27, 2012
*(10)(m)	Associated Banc-Corp Change of Control Plan, Restated Effective September 28, 2011	Exhibit (10.1) to Report on Form 8-K filed on September 30, 2011
*(10)(n)	Form of Performance-Based Restricted Stock Unit Agreement	Exhibit (10.2) to Report on Form 10-Q filed on August 4, 2014
*(10)(o)	Supplemental Executive Retirement Plan, Restated Effective January 22, 2013	Exhibit (99.1) to Report on Form 8-K filed on January 22, 2013
*(10)(p)	Supplemental Executive Retirement Plan, Restated Effective November 16, 2015	Exhibit (10)(p) to Report on Form 10-K filed on February 5, 2016
*(10)(q)	Form of Change of Control Agreement, by and among Associated Banc-Corp and the executive officers of Associated Banc-Corp.	Exhibit (10.1) to Report on Form 8-K filed on December 6, 2017
*(10)(r)	Offer Letter, dated March 4, 2021, by and between Associated Banc-Corp, and Andrew J. Harmening	Exhibit (10.1) to Report on Form 8-K filed March 10, 2021
*(10)(s)	Retirement Agreement, dated as of July 26, 2024, by and between Associated Banc-Corp and Tammy C. Stadler	Exhibit (10) to Report on Form 10-Q filed October 29, 2024
(19)	Insider Trading Policy	Filed herewith
(21)	Subsidiaries of Associated Banc-Corp	Filed herewith
(23)	Consent of Independent Registered Public Accounting Firm	Filed herewith
(24)	Powers of Attorney	Filed herewith
(31.1)	Certification Under Section 302 of Sarbanes-Oxley by Andrew J. Harmening, Chief Executive Officer	Filed herewith
(31.2)	Certification Under Section 302 of Sarbanes-Oxley by Derek S. Meyer, Chief Financial Officer	Filed herewith
(32)	Certification by the Chief Executive Officer and Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of Sarbanes-Oxley.	Filed herewith
(97)	Clawback Policy, Effective December 1, 2023	Exhibit (97) to Report on Form 10-K filed on February 8, 2024
(101)	Interactive data files pursuant to Rule 405 of Regulation S-T: (i) Consolidated Balance Sheets, (ii) Consolidated Statements of Income, (iii) Consolidated Statements of Comprehensive Income, (iv) Consolidated Statements of Changes in Stockholders' Equity, (v) Consolidated Statements of Cash Flows, and (vi) Notes to Consolidated Financial Statements.	Filed herewith

| (104) | Cover page interactive data file (formatted as inline XBRL and contained in Exhibit 101) | Filed herewith |
| * | Management contracts and arrangements. | |

Schedules and exhibits other than those listed are omitted for the reasons that they are not required, are not applicable or that equivalent information has been included on the financial statements and notes thereto or elsewhere within.

ITEM 16.	Form 10-K Summary

Not applicable.

Signatures

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ASSOCIATED BANC-CORP

Date: February 12, 2025   By: /s/   Andrew J. Harmening
_____

Andrew J. Harmening
President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Andrew J. Harmening Andrew J. Harmening	President and Chief Executive Officer (Principal Executive Officer)	February 12, 2025
/s/ Derek S. Meyer Derek S. Meyer	Chief Financial Officer (Principal Financial Officer)	February 12, 2025
/s/ Ryan J. Beld Ryan J. Beld	Corporate Controller and Chief Accounting Officer (Principal Accounting Officer)	February 12, 2025

Directors: R. Jay Gerken, Judith P. Greffin, Michael J. Haddad, Andrew J. Harmening, Robert A. Jeffe, Rodney Jones-Tyson, Eileen A. Kamerick, Gale E. Klappa, Kristen M. Ludgate, Cory L. Nettles, Owen J. Sullivan, Karen T. van Lith and John (Jay) B. Williams

By: /s/   Randall J. Erickson
_____

Randall J. Erickson
As Attorney-In-Fact*

*   Pursuant to authority granted by powers of attorney, copies of which are filed herewith.

Exhibit 4(f)

ASSOCIATED BANC-CORP

DESCRIPTION OF SECURITIES REGISTERED PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

Description of Common Stock

Associated Banc-Corp ("we," "our," "us") has one class of common stock, the Associated Banc-Corp common stock. Of the 250,000,000 shares of our common stock with a par value of $0.01 per share authorized, 166,177,658 shares were outstanding as of December 31, 2024, exclusive of shares held in treasury.

The following summary of the material terms and rights of our common stock is not complete. You should refer to the applicable provision of our Amended and Restated Articles of Incorporation, as amended, for a complete statement of the terms and rights of our common stock.

Dividend Rights

Holders of our common stock are entitled to receive dividends when, as, and if declared by our board of directors out of our assets legally available for payment, subject to the rights of holders of our Series E and Series F Preferred Stock and any other Series of preferred stock that may be designated, issued and outstanding from time to time, if and to the extent so provided under the terms of such series. No share of our common stock is entitled to any preferential treatment with respect to dividends.

Voting Rights

Each holder of our common stock will be entitled at each shareholders' meeting, with regard to each matter to be voted on, to cast one vote, in person or by proxy, for each share of our common stock registered in his or her name on our stock transfer books. Subject to the rights, if any, of the holders of any Series of preferred stock under their respective certificates of designations and applicable law, all voting rights are vested in the holders of shares of our common stock. Voting rights are not cumulative, which means that holders of more than 50% of the shares voting for the election of directors can elect 100% of the directors, and the holders of the remaining shares will not be able to elect any directors.

Rights Upon Liquidation

Subject to and to the extent of the rights of holders of any of our preferred stock which may be designated, issued and outstanding from time to time, in the event of our liquidation, dissolution or winding up, whether voluntary or involuntary, the holders of our common stock will be entitled to receive all of our assets remaining for distribution to our shareholders, on a pro rata basis.

Miscellaneous

Shares of our common stock are not convertible into shares of any other class of capital stock. Shares of our common stock are not and will not be entitled to any preemptive or subscription rights. The issued and outstanding shares of our common stock are fully paid and nonassessable. The transfer agent, registrar, and dividend disbursement agent for our common stock shall be named in the applicable prospectus supplement.

Description of Preferred Stock

Under our Amended and Restated Articles of Incorporation, as amended, our board of directors is authorized, without further shareholder action, to issue up to 750,000 shares of preferred stock, $1.00 par value per share, in one or more series, and to determine the preferences, limitations and relative rights of each series. As of December 31, 2024, there were authorized (i) 100,000 shares of our 5.875% Non-Cumulative Perpetual Preferred Stock, Series E, with a liquidation preference of $1,000 per share, all of which were outstanding and (ii) 100,000 shares of our 5.625% Non-Cumulative Perpetual Preferred

Stock, Series F, with a liquidation preference of $1,000 per share, all of which were outstanding. We may amend our Amended and Restated Articles of Incorporation, as amended, to increase the number of authorized shares of preferred stock in a manner permitted by our Amended and Restated Articles of Incorporation and the Wisconsin Business Corporation Law.

All of our outstanding shares of preferred stock are represented by depositary shares registered pursuant to Section 12(b) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Each Series of depositary shares is described under "Description of Depositary Shares," below.

Under regulations adopted by the Federal Reserve Board, if the holders of any Series of our preferred stock become entitled to vote for the election of directors because dividends on that Series are in arrears, that Series may then be deemed a "class of voting securities." In such a case, a holder of 25% or more of the series, or a holder of 5% or more if that holder would also be considered to exercise a "controlling influence" over Associated Banc-Corp, may then be subject to regulation as a bank holding company in accordance with the Bank Holding Company Act of 1956. In addition, (1) any other bank holding company may be required to obtain the prior approval of the Federal Reserve Board to acquire or retain 5% or more of that series, and (2) any person other than a bank holding company may be required to obtain the approval of the Federal Reserve Board to acquire or retain 10% or more of that series.

The following summary is not complete. You should also refer to our Amended and Restated Articles of Incorporation, as amended, and to our Articles of Amendment relating to the Series of the preferred stock being offered for the complete terms of that Series of preferred stock.

5.875% Non-Cumulative Perpetual Preferred Stock, Series E

As of December 31, 2024, there were 100,000 shares of our 5.875% Non-Cumulative Perpetual Preferred Stock, Series E, par value of $1.00 per share, with a liquidation preference of $1,000 per share (the "Series E Preferred Stock" or the "Series E Shares") issued and outstanding. The depositary is the sole holder of the Series E Preferred Stock, as described under "Depositary Shares Representing the Series E and Series F Shares" below, and all references to the holders of the Series E Shares shall mean the depositary. However, the holders of the depositary shares representing the Series E Shares are entitled, through the depositary, to exercise the rights and preferences of the holders of the Series E Shares, as described under "Depositary Shares Representing the Series E and Series F Shares." This summary of the Series E Preferred Stock does not purport to be complete in all respects. This summary is subject to and qualified in its entirety by reference to our Amended and Restated Articles of Incorporation, as amended, including the Articles of Amendment with respect to the designation of the Series E Preferred Stock.

Each holder of Series E Shares is entitled to receive cash dividends when, as and if declared out of assets legally available for payment in respect of the Series E Shares by our Board of Directors or a duly authorized committee of the Board in their sole discretion. Dividends will be non-cumulative. If we do not declare dividends or do not pay dividends in full on the Series E Shares on any date on which dividends are due, then these undeclared and unpaid dividends will not cumulate, accrue or be payable.

The Series E Shares have a fixed liquidation preference of $1,000 per share (equivalent to $25 per depositary share). If we liquidate, dissolve or wind up our business and affairs, holders of Series E Shares will be entitled to receive, out of our assets that are available for distribution to shareholders, an amount per Series E Share equal to the liquidation preference per Share plus an amount with respect to dividends as and to the extent described below under "—Liquidation Rights."

The Series E Shares are not convertible into, or exchangeable for, shares of our common stock or any other class or Series of our stock or other securities. The Series E Shares are not subject to any sinking fund or any other obligation of us to redeem or repurchase the Series E Shares.

Ranking

The Series E Shares rank, as to the payment of dividends and the amounts to be paid upon liquidation, dissolution or winding up, senior to our common stock and any other class or Series of shares ranking junior to the Series E Shares. The Series E Shares rank equally with our 5.625% Non-Cumulative

Perpetual Preferred Stock, Series F, and at least equally with any other Series of preferred stock ranking equal to the Series E Shares as to payment of dividends or the amounts to be paid upon liquidation, dissolution or winding up, as applicable.

During any Dividend Period (as defined below), so long as any Series E Shares remain outstanding, unless (a) the full dividends for the then-current Dividend Period on all outstanding Series E Shares have been paid, or declared and funds set aside therefor and (b) we are not in default on our obligation to redeem any Series E Shares that have been called for redemption as described below under "—Redemption":

- no dividend whatsoever may be paid or declared on our common stock or other junior stock, other than a dividend payable solely in junior stock; and

- no common stock or other junior stock may be purchased, redeemed or otherwise acquired for consideration by us.

On any Dividend Payment Date (as defined below) for which full dividends are not paid, or declared and funds set aside therefor, upon the Series E Shares and other equity securities designated as ranking on parity with the Series E Shares as to payment of dividends ("dividend parity stock"), all dividends paid or declared for payment on that Dividend Payment Date with respect to the Series E Shares and the dividend parity stock shall be shared:

- first, ratably by the holders of any such shares, if any, who have the right to receive dividends with respect to Dividend Periods prior to the then-current Dividend Period, in proportion to the respective amounts of the declared and unpaid dividends and the undeclared and unpaid dividends relating to prior Dividend Periods; and

- thereafter by the holders of the Series E Shares and dividend parity stock on a pro rata basis.

We have agreed, in the articles of amendment to our amended and restated articles of incorporation establishing the terms of the Series E Shares, not to issue preferred stock having dividend payment dates that are not also Dividend Payment Dates for the Series E Shares.

Subject to the foregoing, such dividends (payable in cash, stock or otherwise) as may be determined by our board of directors (or a duly authorized committee of the board) may be declared and paid on our common stock and any other stock ranking equally with or junior to the Series E Shares from time to time out of any funds legally available for such payment, and the Series E Shares shall not be entitled to participate in any such dividend.

Dividends

General

Dividends on the Series E Shares are not mandatory. Holders of Series E Shares, in preference to the holders of our common stock and of any other shares of our stock ranking junior to the Series E Shares as to payment of dividends, will be entitled to receive, only when, as and if declared by our board of directors or a duly authorized committee of the board, and only out of assets legally available for the payment of dividends under Wisconsin law, non-cumulative cash dividends at a rate per annum equal to 5.875%, applied to the stated liquidation preference of $1,000 per share (equivalent to $25 per depositary share). Dividends on the Series E Shares are payable quarterly in arrears on the 15th day of March, June, September and December of each year, (each, a "Dividend Payment Date"), with respect to the Dividend Period, or portion thereof, ending on the day preceding the respective Dividend Payment Date. A "Dividend Period" means each period commencing on (and including) a Dividend Payment Date and continuing to (but not including) the next succeeding Dividend Payment Date, except that the first Dividend Period for the initial issuance of Series E Shares commenced upon (and included) the date of original issuance of the Series E Shares. If additional Series E Shares are issued at a future date, the first Dividend Period for such Series E Shares will commence upon (and include) (i) the date of issue, if issued on a Dividend Payment Date, or (ii) otherwise, the most recent Dividend Payment Date preceding the date of issue of such share.

Dividends will be paid to holders of record on the 15th calendar date (whether or not a Business Day) before such Dividend Payment Date or such other record date not more than 60 days nor less than 10 days preceding such Dividend Payment Date and fixed for that purpose by our board of directors or a committee thereof in advance of payment of each particular dividend. The corresponding record dates for the depositary shares are the same as the record dates for the Series E Shares. As used in this section, "Business Day" means each weekday on which banking institutions in the City of New York are not authorized or obligated by law, regulation or executive order to close.

The dividend payable per Series E Share for any Dividend Period is computed on the basis of a 360-day year consisting of twelve 30-day months. If a Dividend Payment Date is not a Business Day, the applicable dividend will be paid on the first Business Day following that day without adjustment.

Dividends on shares of the Series E Preferred Stock are not cumulative and are not mandatory. If our board of directors (or a duly authorized committee of the board) does not declare a dividend on the Series E Preferred Stock in respect of a Dividend Period, then no dividend will be deemed to have accrued for such Dividend Period, be payable on the related Dividend Payment Date, or accumulate, and we will have no obligation to pay any dividend accrued for such Dividend Period, whether or not our board of directors (or a duly authorized committee of the board) declares a dividend on the Series E Preferred Stock or any other Series of our preferred stock or on our common stock for any future Dividend Period. References to the "accrual" (or similar terms) of dividends herein refer only to the determination of the amount of such dividend and do not imply that any right to a dividend arises prior to the date on which a dividend is declared.

We are subject to various general regulatory policies and requirements relating to the payment of dividends, including requirements to maintain adequate capital above regulatory minimums, and dividends on the Series E Shares will not be declared, paid or set aside for payment to the extent such act would cause us to fail to comply with laws or regulations applicable thereto, including applicable capital adequacy rules and regulations. The Federal Reserve (including any successor bank regulatory authority that may become our Appropriate Federal Banking Agency), as defined below, is authorized to determine, under certain circumstances relating to the financial condition of a bank holding company, such as us, that the payment of dividends would be an unsafe or unsound practice and to prohibit payment thereof. In addition, we are subject to Wisconsin state laws relating to the payment of dividends.

Redemption

Optional Redemption

The Series E Shares are not subject to any mandatory redemption, sinking fund or other similar provisions. However, the Series E Shares may be redeemed on or after December 15, 2023 ("Optional Redemption"). On that date or on any Dividend Payment Date thereafter, the Series E Shares may be redeemed from time to time, in whole or in part, at our option, subject to the approval of the Appropriate Federal Banking Agency, at the cash redemption price provided below. Dividends will not accrue on those Series E Shares on and after the redemption date. Neither the holders of Series E Shares nor the holders of the related depositary shares have the right to require the redemption or repurchase of the Series E Shares.

Redemption Following a Regulatory Capital Event

We may redeem the Series E Shares at any time within 90 days following a regulatory capital treatment event, in whole but not in part, at our option, subject to the approval of the Federal Reserve or other Appropriate Federal Banking Agency, at the cash redemption price provided below ("Regulatory Event Redemption"). A "regulatory capital treatment event" means our good faith determination that, as a result of (i) any amendment to, or change in, the laws or regulations of the United States (including, for the avoidance of doubt, any agency or instrumentality of the United States, including the Federal Reserve and other federal bank regulatory agencies) or any political subdivision of or in the United States that is enacted or becomes effective after the initial issuance of the Series E Shares (the "Issue Date"); (ii) any proposed change in those laws or regulations that is announced after the Issue Date; or (iii) any official administrative decision or judicial decision or administrative action or other official pronouncement interpreting or applying those laws or regulations that is announced after the Issue Date, there is more than an insubstantial risk that we will not be entitled to treat the stated liquidation preference value of the Series E Shares then outstanding as "Tier 1 Capital" (or its equivalent) for purposes of the capital adequacy rules or regulations of the Federal Reserve (or, as and if applicable, the capital adequacy rules or regulations of any successor Appropriate Federal Banking Agency), as then in effect and applicable, for as long as any Series E Shares is outstanding. Dividends will not accrue on those Series E Shares on and after the redemption date. "Appropriate Federal Banking Agency" means the "appropriate federal banking agency" with respect to us as defined in Section (3)(q) of the Federal Deposit Insurance Act.

Redemption Price

The redemption price for any redemption of Series E Shares, whether an Optional Redemption or Regulatory Event Redemption, will be equal to $1,000 per Series E Share (equivalent to $25 per depositary share) plus (a) in the case of an Optional Redemption, the sum of any declared and unpaid dividends for any prior Dividend Periods to the redemption date, without accumulation of any undeclared dividends, or (b) in the case of a Regulatory Event Redemption, the sum of any declared and unpaid dividends for any prior Dividend Periods and accrued but unpaid and undeclared dividends for the then-current Dividend Period to but excluding the date of redemption. Any declared but unpaid dividends payable on a redemption date that occurs subsequent to the dividend record date for a Dividend Period will not be paid to the holder entitled to receive the redemption price on the redemption date, but rather will be paid to the holder of record of the redeemed shares on such dividend record date relating to the Dividend Payment Date.

Redemption Procedures

If Series E Shares are to be redeemed, we will provide notice by first class mail, postage prepaid, addressed to the holders of record of the Series E Shares to be redeemed, mailed not less than 30 days and not more than 60 days before the date fixed for redemption thereof (provided, however, that if the Series E Shares or the depositary shares representing the Series E Shares are held in book-entry form through The Depository Trust Company, or "DTC," we may give this notice in any manner permitted by DTC). Any notice mailed or otherwise given as provided in this paragraph will be conclusively presumed to have been duly given, whether or not the holder receives this notice, and failure duly to give this notice by mail or otherwise, or any defect in this notice or in the mailing or provision of this notice, to any holder of Series E Shares designated for redemption will not affect the redemption of any other Series E Shares. Each notice of redemption will include a statement setting forth:

- the redemption date;
- the number of Series E Shares to be redeemed and, if less than all the Series E Shares held by the holder are to be redeemed, the number of Series E Shares to be redeemed from the holder;
- the redemption price; and
- the place or places where the Series E Shares are to be surrendered for payment of the redemption price.

If notice of redemption of any Series E Shares has been duly given and if the funds necessary for the redemption have been set aside by us for the benefit of the holders of any Series E Shares so called for redemption, then, on and after the redemption date, those Series E Shares will no longer be deemed outstanding and all rights of the holders of those Series E Shares (including the right to receive any dividends) will terminate, except the right to receive the redemption price.

In the case of any redemption of only part of the Series E Shares at the time outstanding, the Series E Shares to be redeemed will be selected either *pro rata* or by lot. Subject to the provisions described in this section, the board of directors will have the full power and authority to prescribe the terms and conditions upon which Series E Shares shall be redeemed from time to time.

Under the Federal Reserve's current risk-based capital rules applicable to bank holding companies, any redemption of the Series E Shares is subject to prior approval by the Federal Reserve.

Any redemption of the Series E Shares is subject to our receipt of any required prior approval by the Federal Reserve and to the satisfaction of any conditions set forth in the capital rules or regulations of the Federal Reserve applicable to the redemption of the Series E Shares.

Neither the holders of the Series E Shares nor the holders of the related depositary shares have the right to require the redemption or repurchase of the Series E Shares.

Liquidation Rights

In the event that we liquidate, dissolve or wind up our business and affairs, either voluntarily or involuntarily, holders of Series E Shares will be entitled to receive an amount per Share (the "Series E Total Liquidation Amount") equal to a stated amount of $1,000 per Series E Share (equivalent to $25 per depositary share) plus (i) the sum of any declared and unpaid dividends for Dividend Periods prior to the dividend period in which the liquidation distribution is made and declared and, (ii) if applicable, a portion of any declared and unpaid dividends for the then-current Dividend Period in which the liquidation distribution is made, pro-rated for the number of days in such Dividend Period prior to the date of such liquidation distribution. Holders of the Series E Shares will be entitled to receive the Series E Total Liquidation Amount out of our assets that are available for distribution to shareholders, after payment or provision for payment of our debts and other liabilities but before any distribution of assets is made to holders of our common stock or any other class or Series of shares ranking junior to the Series E Shares with respect to that distribution.

If our assets are not sufficient to pay the Series E Total Liquidation Amount in full to all holders of Series E Shares and all holders of any shares of our stock having the same rank as the Series E Shares with respect to any such distribution, the amounts paid to the holders of Series E Shares and such other shares will be paid *pro rata* in accordance with the respective Series E Total Liquidation Amount to which those holders are entitled. If the Series E Total Liquidation Amount per Series E Share has been paid in full to all holders of Series E Shares and the liquidation preference of any other shares having the same rank as the Series E Shares has been paid in full, the holders of our common stock or any other shares ranking, as to such distribution, junior to the Series E Shares will be entitled to receive all of our remaining assets according to their respective rights and preferences.

For purposes of the liquidation rights, neither the sale, conveyance, lease, exchange or transfer (for cash, shares of stock, securities or other consideration) of all or substantially all of our property and assets, nor the consolidation or merger by us with or into any other entity or by another entity with or into us will constitute a liquidation, dissolution or winding up of our business or affairs.

Because we are a holding company, our rights and the rights of our creditors and our shareholders, including the holders of the Series E Shares, to participate in the assets of any of our subsidiaries upon that subsidiary's liquidation or recapitalization may be subject to the prior claims of that subsidiary's creditors, except to the extent that we are a creditor with recognized claims against the subsidiary.

Voting Rights

The holders of Series E Shares will not have any voting rights and will not be entitled to elect any directors, except as indicated below or otherwise specifically required by law. Each holder of Series E Shares will have one vote per Series E Share (or one vote per 40 depositary shares) on any matter on which holders of Series E Shares are entitled to vote, including any action by written consent.

Under regulations adopted by the Federal Reserve, if the holders of shares of any Series of our preferred stock, including the Series E Shares, become entitled to vote for the election of directors, such Series may then be deemed a "class of voting securities" and a holder of 25% or more of such Series (or a holder of 5% or more if the holder otherwise exercises a "controlling influence") may then be subject to regulation as a bank holding company in accordance with the Bank Holding Company Act. In addition, at such time as such Series is deemed a class of voting securities, (i) any other bank holding company may be required to obtain the approval of the Federal Reserve to acquire or retain 5% or more of such series, and (ii) any person other than a bank holding company may be required to file with the Federal Reserve under the Change in Bank Control Act, a federal law, to acquire or retain 10% or more of such series.

Right to Elect Two Directors Upon Non-Payment of Dividends

If and whenever the dividends on the Series E Shares and any other class or Series of our stock that ranks on parity with Series E Shares as to payment of dividends and that has voting rights equivalent to those described in this paragraph ("voting parity stock") have not been declared and paid (i) in the case of the Series E Shares and any voting parity stock bearing non-cumulative dividends, in full for at least six quarterly dividend periods or their equivalent (whether or not consecutive) or (ii) in the case of voting parity stock bearing cumulative dividends, in an aggregate amount equal to full dividends for at least six quarterly dividend periods or their equivalent (whether or not consecutive), the authorized number of our directors then constituting our board of directors will automatically be increased by two. Holders of Series E Shares, together with the holders of all other affected classes and Series of voting parity stock, voting as a single class, will be entitled to elect the two additional members of our board of directors (the "Preferred Stock Directors") at any annual meeting of shareholders or any special meeting of the holders of Series E Shares and any voting parity stock for which dividends have not been paid, called as provided below, but only if the election of any Preferred Stock Directors would not cause us to violate the corporate governance requirement of the New York Stock Exchange (or any other exchange on which our securities may be listed) that listed companies must have a majority of independent directors. In addition, our board of directors shall at no time have more than two Preferred Stock Directors.

At any time after this voting power has vested as described above, our Secretary may, and upon the written request of holders of record of at least 20% of the outstanding Series E Shares and voting parity stock (addressed to the Secretary at our principal office) must, call a special meeting of the holders of Series E Shares and voting parity stock for the election of the Preferred Stock Directors. Notice for a special meeting will be given in a similar manner to that provided in our by-laws for a special meeting of the shareholders, which we will provide upon request, or as required by law. If our Secretary is required to call a meeting but does not do so within 20 days after receipt of any such request, then any holder of Series E Shares may (at our expense) call such meeting, upon notice as provided in this section, and for that purpose will have access to our stock books.

The Preferred Stock Directors elected at any such special meeting will hold office until the next annual meeting of our shareholders unless they have been previously terminated as described below. In case any vacancy occurs among the Preferred Stock Directors, a successor will be elected by our board of directors to serve until the next annual meeting of the shareholders upon the nomination of the then remaining Preferred Stock Director or, if no Preferred Stock Director remains in office, by the vote of the holders of record of a majority of the outstanding Series E Shares and voting parity stock, voting as a single class. The Preferred Stock Directors shall each be entitled to one vote per director on any matter.

Whenever full dividends have been paid on the Series E Shares and any non-cumulative voting parity stock for at least one year and all dividends on any cumulative voting parity stock have been paid in full, then the right of the holders of Series E Shares to elect the Preferred Stock Directors will cease (but subject always to the same provisions for the vesting of these voting rights in the case of any similar non-payment of dividends in respect of future Dividend Periods), the terms of office of all Preferred Stock Directors will immediately terminate and the number of directors constituting our board of directors will be reduced accordingly.

Other Voting Rights

So long as any Series E Shares remain outstanding, the affirmative vote of the holders of at least two-thirds of the Series E Shares outstanding at the time, given in person or by proxy, either in writing or at a meeting (voting separately as a class), will be required to:

- authorize or create, or increase the authorized or issued amount of, any class or Series of capital stock ranking senior to the Series E Shares with respect to payment of dividends or the distribution of assets upon liquidation, dissolution or winding up, or reclassify any authorized shares of capital stock into Series E Shares; or

7

- amend, alter or repeal the provisions of our amended and restated articles of incorporation, whether by merger, consolidation or otherwise, so as to materially and adversely affect any right, preference, privilege or voting power of the Series E Shares or the holders thereof;

provided, however, that with respect to the occurrence of any event set forth in the second bullet point above, so long as any Series E Shares remain outstanding with the terms thereof materially unchanged or new shares of the surviving corporation or entity are issued with the same terms as the Series E Shares, in each case taking into account that upon the occurrence of this event we may not be the surviving entity, the occurrence of any such event shall not be deemed to materially and adversely affect any right, preference, privilege or voting power of the Series E Shares or the holders thereof, and provided, further, that any increase in the amount of our authorized common stock or preferred stock or the creation or issuance of any other Series of common stock or other equity securities ranking on a parity with or junior to the Series E Shares with respect to payment of dividends (whether such dividends are cumulative or non-cumulative) or the distribution of assets upon liquidation, dissolution or winding up and any change to the number of directors or number of classes of directors shall not be deemed to materially and adversely affect such rights, preferences, privileges or voting powers.

Under the Wisconsin Business Corporation Law, the vote of the holders of a majority of the outstanding Series E Shares, voting as a separate voting group, is required for:

- certain amendments to the articles of incorporation impacting the Series E Shares;

- the approval of any dividend payable in Series E Shares to holders of shares of another class or Series of our stock;

- the approval of any proposed share exchange that includes Series E Shares; or

- the approval of any plan of merger if the plan of merger contains a provision that, if contained in a proposed amendment to the articles of incorporation, would require shareholder action on the proposed amendment.

Further, in the case of any merger where we are the surviving corporation, the right of holders of the Series E Shares to vote separately as a group on a plan of merger does not apply if:

- the articles of incorporation of the surviving corporation will not differ, with certain exceptions, from our articles of incorporation as in effect prior to the merger;

- each shareholder of the surviving corporation whose shares were outstanding immediately before the effective date of the merger will hold the same number of shares, with identical designations, preferences, limitation, and relative rights, immediately after the merger; and

- the number of voting shares outstanding immediately after the merger, plus the number of voting shares issuable as a result of the merger, either by the conversion of securities issued pursuant to the merger or the exercise of rights or warrants issued pursuant to the merger, will not exceed by more than 20% the total number of voting shares of the surviving corporation outstanding immediately after the merger.

The foregoing voting provisions will not apply if, at or prior to the time when the act with respect to which the vote would otherwise be required, all outstanding Series E Shares shall have been redeemed or called for redemption upon proper notice and sufficient funds shall have been set aside by us for the benefit of the holders of Series E Shares to effect the redemption.

Depositary, Transfer Agent, Registrar and Paying Agent

Equiniti Trust Company is the depositary, transfer agent, registrar and paying agent for the Series E Shares.

5.625% Non-Cumulative Perpetual Preferred Stock, Series F

As of December 31, 2024, there were 100,000 shares of our 5.625% Non-Cumulative Perpetual Preferred Stock, Series F, par value of $1.00 per share, with a liquidation preference of $1,000 per share (the "Series F Preferred Stock" or the "Series F Shares") issued and outstanding. The depositary is the sole holder of the Series E Preferred Stock, as described under "Depositary Shares Representing the Series E and Series F Shares" below, and all references to the holders of the Series F Shares shall mean the depositary. However, the holders of the depositary shares representing the Series F Shares are entitled, through the depositary, to exercise the rights and preferences of the holders of the Series F Shares, as described under "Depositary Shares Representing the Series E and Series F Shares." This summary of the Series F Preferred Stock does not purport to be complete in all respects. This summary is subject to and qualified in its entirety by reference to our Amended and Restated Articles of Incorporation, as amended, including the Articles of Amendment with respect to the designation of the Series F Preferred Stock.

Each holder of Series F Shares is entitled to receive cash dividends when, as and if declared out of assets legally available for payment in respect of the Series F Shares by our Board of Directors or a duly authorized committee of the Board in their sole discretion. Dividends will be non-cumulative. If we do not declare dividends or do not pay dividends in full on the Series F Shares on any date on which dividends are due, then these undeclared and unpaid dividends will not cumulate, accrue or be payable.

The Series F Shares have a fixed liquidation preference of $1,000 per share (equivalent to $25 per depositary share). If we liquidate, dissolve or wind up our business and affairs, holders of Series F Shares will be entitled to receive, out of our assets that are available for distribution to shareholders, an amount per Series F Share equal to the liquidation preference per Share plus an amount with respect to dividends as and to the extent described below under "—Liquidation Rights."

The Series F Shares are not convertible into, or exchangeable for, shares of our common stock or any other class or Series of our stock or other securities. The Series F Shares are not subject to any sinking fund or any other obligation of us to redeem or repurchase the Series F Shares.

Ranking

The Series F Shares rank, as to the payment of dividends and the amounts to be paid upon liquidation, dissolution or winding up, senior to our common stock and any other class or Series of shares ranking junior to the Series F Shares. The Series F Shares rank equally with our 5.875% Non-Cumulative Perpetual Preferred Stock, Series E, and at least equally with any other Series of preferred stock ranking equal to the Series E Shares as to payment of dividends or the amounts to be paid upon liquidation, dissolution or winding up, as applicable.

During any Dividend Period (as defined below), so long as any Series F Shares remain outstanding, unless (a) the full dividends for the then-current Dividend Period on all outstanding Shares have been paid, or declared and funds set aside therefor and (b) we are not in default on our obligation to redeem any Series F Shares that have been called for redemption as described below under "—Redemption":

- no dividend whatsoever may be paid or declared on our common stock or other junior stock, other than a dividend payable solely in junior stock; and

- no common stock or other junior stock may be purchased, redeemed or otherwise acquired for consideration by us.

On any Dividend Payment Date (as defined below) for which full dividends are not paid, or declared and funds set aside therefor, upon the Series F Shares and other equity securities designated as ranking on parity with the Series F Shares as to payment of dividends ("dividend parity stock"), all dividends paid or declared for payment on that Dividend Payment Date with respect to the Series F Shares and the dividend parity stock shall be shared:

- first, ratably by the holders of any such shares, if any, who have the right to receive dividends with respect to Dividend Periods prior to the then-current Dividend Period, in proportion to the respective amounts of the declared and unpaid dividends and the undeclared and unpaid dividends relating to prior Dividend Periods; and

- thereafter by the holders of the Series F Shares and dividend parity stock on a pro rata basis.

We have agreed, in the articles of amendment to our amended and restated articles of incorporation establishing the terms of the Series F Shares, not to issue preferred stock having dividend payment dates that are not also Dividend Payment Dates for the Series F Shares.

Subject to the foregoing, such dividends (payable in cash, stock or otherwise) as may be determined by our board of directors (or a duly authorized committee of the board) may be declared and paid on our common stock and any other stock ranking equally with or junior to the Series F Shares from time to time out of any funds legally available for such payment, and the Series F Shares shall not be entitled to participate in any such dividend.

Dividends

General

Dividends on the Series F Shares are not mandatory. Holders of Series F Shares, in preference to the holders of our common stock and of any other shares of our stock ranking junior to the Series F Shares as to payment of dividends, will be entitled to receive, only when, as and if declared by our board of directors or a duly authorized committee of the board, and only out of assets legally available for the payment of dividends under Wisconsin law, non-cumulative cash dividends at a rate per annum equal to 5.625%, applied to the stated liquidation preference of $1,000 per share (equivalent to $25 per depositary share). Dividends on the Series F Shares are payable quarterly in arrears on the 15th day of March, June, September and December of each year (each, a "Dividend Payment Date"), with respect to the Dividend Period, or portion thereof, ending on the day preceding the respective Dividend Payment Date. A "Dividend Period" means each period commencing on (and including) a Dividend Payment Date and continuing to (but not including) the next succeeding Dividend Payment Date, except that the first Dividend Period for the initial issuance of Series F Shares commenced upon (and included) the date of original issuance of the Series F Shares. If additional Series F Shares are issued at a future date, the first Dividend Period for such Series F Shares will commence upon (and include) (i) the date of issue, if issued on a Dividend Payment Date, or (ii) otherwise, the most recent Dividend Payment Date preceding the date of issue of such share. We will not issue such additional depositary shares unless such shares are fungible for U.S. federal income tax purposes with the Series F Shares.

Dividends will be paid to holders of record on the 15th calendar date (whether or not a Business Day) before such Dividend Payment Date or such other record date not more than 60 days nor less than 10 days preceding such Dividend Payment Date and fixed for that purpose by our board of directors or a committee thereof in advance of payment of each particular dividend. The corresponding record dates for the depositary shares are the same as the record dates for the Series F Shares.

The dividend payable per Series F Share for any Dividend Period are computed on the basis of a 360-day year consisting of twelve 30-day months. If a Dividend Payment Date is not a Business Day, the applicable dividend will be paid on the first Business Day following that day without adjustment. As used in this section, "Business Day" means each weekday on which banking institutions in the City of New York are not authorized or obligated by law, regulation or executive order to close.

Dividends on shares of the Series F Preferred Stock are not cumulative and are not mandatory. If our board of directors (or a duly authorized committee of the board) does not declare a dividend on the Series F Preferred Stock in respect of a Dividend Period, then no dividend will be deemed to have accrued for such Dividend Period, be payable on the related Dividend Payment Date, or accumulate, and we will have no obligation to pay any dividend accrued for such Dividend Period, whether or not our board of directors (or a duly authorized committee of the board) declares a dividend on the Series F Preferred Stock or any other Series of our preferred stock or on our common stock for any future Dividend Period. References to the "accrual" (or similar terms) of dividends herein refer only to the determination of the amount of such dividend and do not imply that any right to a dividend arises prior to the date on which a dividend is declared.

We are subject to various general regulatory policies and requirements relating to the payment of dividends, including requirements to maintain adequate capital above regulatory minimums, and dividends on the Series F Shares will not be declared, paid or set aside for payment to the extent such act would cause us to fail to comply with laws or regulations applicable thereto, including applicable capital adequacy rules and regulations. The Federal Reserve (including any successor bank regulatory authority that may become our Appropriate Federal Banking Agency), as defined below, is authorized to determine, under certain circumstances relating to the financial condition of a bank holding company, such as us, that the payment of dividends would be an unsafe or unsound practice and to prohibit payment thereof. In addition, we are subject to Wisconsin state laws relating to the payment of dividends.

Redemption

Optional Redemption

The Series F Shares are not subject to any mandatory redemption, sinking fund or other similar provisions. However, the Series F Shares may be redeemed on or after September 15, 2025 ("Optional Redemption"). On that date or on any Dividend Payment Date thereafter, the Series F Shares may be redeemed from time to time, in whole or in part, at our option, subject to the approval of the Appropriate Federal Banking Agency, at the cash redemption price provided below. Dividends will not accrue on those Series F Shares on and after the redemption date. Neither the holders of Series F Shares nor the holders of the related depositary shares have the right to require the redemption or repurchase of the Series F Shares.

Redemption Following a Regulatory Capital Event

We may redeem the Series F Shares at any time within 90 days following a regulatory capital treatment event, in whole but not in part, at our option, subject to the approval of the Federal Reserve or other Appropriate Federal Banking Agency, at the cash redemption price provided below ("Regulatory Event Redemption"). A "regulatory capital treatment event" means our good faith determination that, as a result of (i) any amendment to, or change in, the laws or regulations of the United States (including, for the avoidance of doubt, any agency or instrumentality of the United States, including the Federal Reserve and other federal bank regulatory agencies) or any political subdivision of or in the United States that is enacted or becomes effective after the initial issuance of the Series F Shares (the "Issue Date"); (ii) any proposed change in those laws or regulations that is announced after the Issue Date; or (iii) any official administrative decision or judicial decision or administrative action or other official pronouncement interpreting or applying those laws or regulations that is announced after the Issue Date, there is more than an insubstantial risk that we will not be entitled to treat the stated liquidation preference value of the Series F Shares then outstanding as "Tier 1 Capital" (or its equivalent) for purposes of the capital adequacy rules or regulations of the Federal Reserve (or, as and if applicable, the capital adequacy rules or regulations of any successor Appropriate Federal Banking Agency), as then in effect and applicable, for as long as any Series F Share is outstanding. Dividends will not accrue on those Series F Shares on and after the redemption date. "Appropriate Federal Banking Agency" means the "appropriate federal banking agency" with respect to us as defined in Section (3)(q) of the Federal Deposit Insurance Act.

Redemption Price

The redemption price for any redemption of Series F Shares, whether an Optional Redemption or Regulatory Event Redemption, will be equal to $1,000 per Series F Share (equivalent to $25 per depositary share) plus (a) in the case of an Optional Redemption, the sum of any declared and unpaid dividends for any prior Dividend Periods to the redemption date, without accumulation of any undeclared dividends, or (b) in the case of a Regulatory Event Redemption, the sum of any declared and unpaid dividends for any prior Dividend Periods and accrued but unpaid and undeclared dividends for the then-current Dividend Period to but excluding the date of redemption. Any declared but unpaid dividends payable on a redemption date that occurs subsequent to the dividend record date for a Dividend Period will not be paid to the holder entitled to receive the redemption price on the redemption date, but rather will be paid to the holder of record of the redeemed shares on such dividend record date relating to the Dividend Payment Date.

Redemption Procedures

If Series F Shares are to be redeemed, we will provide notice by first class mail, postage prepaid, addressed to the holders of record of the Series F Shares to be redeemed, mailed not less than 30 days and not more than 60 days before the date fixed for redemption thereof (provided, however, that if the Series F Shares or the depositary shares representing the Series F Shares are held in book-entry form through The Depository Trust Company, or "DTC," we may give this notice in any manner permitted by DTC). Any notice mailed or otherwise given as provided in this paragraph will be conclusively presumed to have been duly given, whether or not the holder receives this notice, and failure duly to give this notice by mail or otherwise, or any defect in this notice or in the mailing or provision of this notice, to any holder of Series F Shares designated for redemption will not affect the redemption of any other Series F Shares. Each notice of redemption will include a statement setting forth:

- the redemption date;

- the number of Series F Shares to be redeemed and, if less than all the Series F Shares held by the holder are to be redeemed, the number of Series F Shares to be redeemed from the holder;

- the redemption price; and

- the place or places where the Series F Shares are to be surrendered for payment of the redemption price.

If notice of redemption of any Series F Shares has been duly given and if the funds necessary for the redemption have been set aside by us for the benefit of the holders of any Series F Shares so called for redemption, then, on and after the redemption date, those Series F Shares will no longer be deemed outstanding and all rights of the holders of those Series F Shares (including the right to receive any dividends) will terminate, except the right to receive the redemption price.

In the case of any redemption of only part of the Series F Shares at the time outstanding, the Series F Shares to be redeemed will be selected either *pro rata* or by lot. Subject to the provisions described in this section, the board of directors will have the full power and authority to prescribe the terms and conditions upon which Series F Shares shall be redeemed from time to time.

Under the Federal Reserve's current risk-based capital rules applicable to bank holding companies, any redemption of the Series F Shares is subject to prior approval by the Federal Reserve. Any redemption of the Series F Shares is subject to our receipt of any required prior approval by the Federal Reserve and to the satisfaction of any conditions set forth in the capital rules or regulations of the Federal Reserve applicable to the redemption of the Series F Shares.

Neither the holders of the Series F Shares nor the holders of the related depositary shares have the right to require the redemption or repurchase of the Series F Shares.

Liquidation Rights

In the event that we liquidate, dissolve or wind up our business and affairs, either voluntarily or involuntarily, holders of Series F Shares will be entitled to receive an amount per Share (the "Series F Total Liquidation Amount") equal to a stated amount of $1,000 per Series F Share (equivalent to $25 per depositary share) plus (i) the sum of any declared and unpaid dividends for Dividend Periods prior to the dividend period in which the liquidation distribution is made and declared and, (ii) if applicable, a portion of any declared and unpaid dividends for the then-current Dividend Period in which the liquidation distribution is made, pro-rated for the number of days in such Dividend Period prior to the date of such liquidation distribution. Holders of the Series F Shares will be entitled to receive the Series F Total Liquidation Amount out of our assets that are available for distribution to shareholders, after payment or provision for payment of our debts and other liabilities but before any distribution of assets is made to holders of our common stock or any other class or Series of shares ranking junior to the Series F Shares with respect to that distribution.

If our assets are not sufficient to pay the Series F Total Liquidation Amount in full to all holders of Series F Shares and all holders of any shares of our stock having the same rank as the Series F Shares with respect to any such distribution, the amounts paid to the holders of Series F Shares and such other shares will be paid *pro rata* in accordance with the respective Series Total Liquidation Amount to which those holders are entitled. If the Series F Total Liquidation Amount per Series F Share has been paid in full to all holders of Series F Shares and the liquidation preference of any other shares having the same rank as the Series F Shares has been paid in full, the holders of our common stock or any other shares ranking, as to such distribution, junior to the Series F Shares will be entitled to receive all of our remaining assets according to their respective rights and preferences.

For purposes of the liquidation rights, neither the sale, conveyance, lease, exchange or transfer (for cash, shares of stock, securities or other consideration) of all or substantially all of our property and assets, nor the consolidation or merger by us with or into any other entity or by another entity with or into us will constitute a liquidation, dissolution or winding up of our business or affairs.

Because we are a holding company, our rights and the rights of our creditors and our shareholders, including the holders of the Series F Shares, to participate in the assets of any of our subsidiaries upon that subsidiary's liquidation or recapitalization may be subject to the prior claims of that subsidiary's creditors, except to the extent that we are a creditor with recognized claims against the subsidiary.

Voting Rights

The holders of Series F Shares will not have any voting rights and will not be entitled to elect any directors, except as indicated below or otherwise specifically required by law. Each holder of Series F Shares will have one vote per Series F Share (or one vote per 40 depositary shares) on any matter on which holders of Series F Shares are entitled to vote, including any action by written consent.

Under regulations adopted by the Federal Reserve, if the holders of shares of any Series of our preferred stock, including the Series F Shares, become entitled to vote for the election of directors, such Series may then be deemed a "class of voting securities" and a holder of 25% or more of such Series (or a holder of 5% or more if the holder otherwise exercises a "controlling influence") may then be subject to regulation as a bank holding company in accordance with the Bank Holding Company Act. In addition, at such time as such Series is deemed a class of voting securities, (i) any other bank holding company may be required to obtain the approval of the Federal Reserve to acquire or retain 5% or more of such series, and (ii) any person other than a bank holding company may be required to file with the Federal Reserve under the Change in Bank Control Act, a federal law, to acquire or retain 10% or more of such series.

Right to Elect Two Directors Upon Non-Payment of Dividends

If and whenever the dividends on the Series F Shares and any other class or Series of our stock that ranks on parity with Series F Shares as to payment of dividends and that has voting rights equivalent to those described in this paragraph ("voting parity stock") have not been declared and paid (i) in the case of the Series F Shares and any voting parity stock bearing non-cumulative dividends, in full for at least six quarterly dividend periods or their equivalent (whether or not consecutive) or (ii) in the case of voting parity stock bearing cumulative dividends, in an aggregate amount equal to full dividends for at least six quarterly dividend periods or their equivalent (whether or not consecutive), the authorized number of our directors then constituting our board of directors will automatically be increased by two. Holders of Series F Shares, together with the holders of all other affected classes and Series of voting parity stock, voting as a single class, will be entitled to elect the two additional members of our board of directors (the "Preferred Stock Directors") at any annual meeting of shareholders or any special meeting of the holders of Series F Shares and any voting parity stock for which dividends have not been paid, called as provided below, but only if the election of any Preferred Stock Directors would not cause us to violate the corporate governance requirement of the New York Stock Exchange (or any other exchange on which our securities may be listed) that listed companies must have a majority of independent directors. In addition, our board of directors shall at no time have more than two Preferred Stock Directors.

At any time after this voting power has vested as described above, our Secretary may, and upon the written request of holders of record of at least 20% of the outstanding Series F Shares and voting parity stock (addressed to the Secretary at our principal office) must, call a special meeting of the holders of Series F Shares and voting parity stock for the election of the Preferred Stock Directors. Notice for a special meeting will be given in a similar manner to that provided in our by-laws for a special meeting of the shareholders, which we will provide upon request, or as required by law. If our Secretary is required to call a meeting but does not do so within 20 days after receipt of any such request, then any holder of Series F Shares may (at our expense) call such meeting, upon notice as provided in this section, and for that purpose will have access to our stock books.

The Preferred Stock Directors elected at any such special meeting will hold office until the next annual meeting of our shareholders unless they have been previously terminated as described below. In case any vacancy occurs among the Preferred Stock Directors, a successor will be elected by our board of directors to serve until the next annual meeting of the shareholders upon the nomination of the then remaining Preferred Stock Director or, if no Preferred Stock Director remains in office, by the vote of the holders of record of a majority of the outstanding Series F Shares and voting parity stock, voting as a single class. The Preferred Stock Directors shall each be entitled to one vote per director on any matter.

Whenever full dividends have been paid on the Series F Shares and any non-cumulative voting parity stock for at least one year and all dividends on any cumulative voting parity stock have been paid in full, then the right of the holders of Series F Shares to elect the Preferred Stock Directors will cease (but subject always to the same provisions for the vesting of these voting rights in the case of any similar non-payment of dividends in respect of future Dividend Periods), the terms of office of all Preferred Stock Directors will immediately terminate and the number of directors constituting our board of directors will be reduced accordingly.

Other Voting Rights

So long as any Series F Shares remain outstanding, the affirmative vote of the holders of at least two-thirds of the Series F Shares outstanding at the time, given in person or by proxy, either in writing or at a meeting (voting separately as a class), will be required to:

- authorize or create, or increase the authorized or issued amount of, any class or Series of capital stock ranking senior to the Series F Shares with respect to payment of dividends or the distribution of assets upon liquidation, dissolution or winding up, or reclassify any authorized shares of capital stock into Series F Shares; or

- amend, alter or repeal the provisions of our amended and restated articles of incorporation, whether by merger, consolidation or otherwise, so as to materially and adversely affect any right, preference, privilege or voting power of the Series F Shares or the holders thereof;

provided, however, that with respect to the occurrence of any event set forth in the second bullet point above, so long as any Series F Shares remain outstanding with the terms thereof materially unchanged or new shares of the surviving corporation or entity are issued with the same terms as the Series F Shares, in each case taking into account that upon the occurrence of this event we may not be the surviving entity, the occurrence of any such event shall not be deemed to materially and adversely affect any right, preference, privilege or voting power of the Series F Shares or the holders thereof, and provided, further, that any increase in the amount of our authorized common stock or preferred stock or the creation or issuance of any other Series of common stock or other equity securities ranking on a parity with or junior to the Series F Shares with respect to payment of dividends (whether such dividends are cumulative or non-cumulative) or the distribution of assets upon liquidation, dissolution or winding up and any change to the number of directors or number of classes of directors shall not be deemed to materially and adversely affect such rights, preferences, privileges or voting powers.

Under the Wisconsin Business Corporation Law, the vote of the holders of a majority of the outstanding Series F Shares, voting as a separate voting group, is required for:

- certain amendments to the articles of incorporation impacting the Series F Shares;

- the approval of any dividend payable in Series F Shares to holders of shares of another class or Series of our stock;

- the approval of any proposed share exchange that includes Series F Shares; or

- the approval of any plan of merger if the plan of merger contains a provision that, if contained in a proposed amendment to the articles of incorporation, would require shareholder action on the proposed amendment.

Further, in the case of any merger where we are the surviving corporation, the right of holders of the Series F Shares to vote separately as a group on a plan of merger does not apply if:

- the articles of incorporation of the surviving corporation will not differ, with certain exceptions, from our articles of incorporation as in effect prior to the merger;

- each shareholder of the surviving corporation whose shares were outstanding immediately before the effective date of the merger will hold the same number of shares, with identical designations, preferences, limitation, and relative rights, immediately after the merger; and

- the number of voting shares outstanding immediately after the merger, plus the number of voting shares issuable as a result of the merger, either by the conversion of securities issued pursuant to the merger or the exercise of rights or warrants issued pursuant to the merger, will not exceed by more than 20% the total number of voting shares of the surviving corporation outstanding immediately after the merger.

The foregoing voting provisions will not apply if, at or prior to the time when the act with respect to which the vote would otherwise be required, all outstanding Series F Shares shall have been redeemed or called for redemption upon proper notice and sufficient funds shall have been set aside by us for the benefit of the holders of Series F Shares to effect the redemption.

Depositary, Transfer Agent, Registrar and Paying Agent

Equiniti Trust Company is the depositary, transfer agent, registrar and paying agent for the Series F Shares.


Description of Depositary Shares


This section describes the general terms and provisions of the depositary shares, which are registered pursuant to Section 12(b) of the Exchange Act. The following summary is not complete. You should read the forms of deposit agreement and depositary receipt relating to a Series of preferred stock for additional information.

Depositary Shares Representing the Series E and Series F Shares

As of December 31, 2024, there were 4,000,000 depositary shares, each representing a $1/40^{th}$ ownership interest in a Series E Share, issued and outstanding, and 4,000,000 depositary shares, each representing a $1/40^{th}$ ownership interest in a Series F Share, issued and outstanding. We deposited the underlying Series E Shares and Series F Shares with a depositary, in each case pursuant to a deposit agreement among us, Equiniti Trust Company, acting as depositary, and the holders from time to time of the depositary receipts evidencing the respective depositary shares.

Subject to the terms of the respective deposit agreements, each holder of a depositary share is entitled, through the depositary, in proportion to the applicable fraction of a Series E Share, or Series F Share as the case may be, represented by that depositary share, to all the rights and preferences of the

Series E Shares, or Series F Shares, represented thereby (including dividend, voting, redemption and liquidation rights). This description is subject to and qualified in its entirety by reference to our Amended and Restated Articles of Incorporation, including our Articles of Amendment with respect to the Series E Shares, and Series F Shares, which have been filed as exhibits to our SEC filings.

Dividends and Other Distributions

The depositary will distribute all cash dividends or other cash distributions received with respect to the preferred stock to the record holders of depositary shares representing the shares of preferred stock. These distributions will be in proportion to the number of depositary shares owned by the holders on the relevant record date. The depositary will not distribute amounts less than one cent. The depositary will distribute any balance with the next sum received for distribution to record holders of depositary shares.

If there is a distribution other than in cash, the depositary will distribute property to the holders of depositary shares, unless the depositary determines that it is not feasible to make the distribution. If this occurs, the depositary may, with our approval, sell the property and distribute the net proceeds from the sale to the holders of depositary shares.

Redemption of Depositary Shares

If the Series of the preferred stock underlying the depositary shares is subject to redemption, all or a part of the depositary shares will be redeemed from the redemption proceeds of that Series of the preferred stock held by the depositary. The depositary will mail notice of redemption between 30 to 60 days prior to the date fixed for redemption to the record holders of the depositary shares to be redeemed at their addresses appearing in the depositary's records. The redemption price per depositary share will bear the same relationship to the redemption price per share of preferred stock that the depositary share bears to the underlying preferred stock. Whenever we redeem preferred stock held by the depositary, the depositary will redeem, as of the same redemption date, the number of depositary shares representing the preferred stock redeemed. If less than all the depositary shares are to be redeemed, the depositary shares to be redeemed will be selected by lot or pro rata as determined by the depositary.

After the date fixed for redemption, the depositary shares called for redemption will no longer be outstanding. When the depositary shares are no longer outstanding, all rights of the holders will cease, except the right to receive money or other property that the holders of the depositary shares were entitled to receive upon the redemption. Payments will be made when holders surrender their depositary receipts to the depositary.

Voting Preferred Stock

When the depositary receives notice of any meeting at which the holders of the preferred stock may vote, the depositary will mail information about the meeting contained in the notice, and any accompanying proxy materials, to the record holders of the depositary shares relating to the preferred stock. Each record holder of such depositary shares on the record date, which will be the same date as the record date for the preferred stock, will be entitled to instruct the depositary with regard to how the preferred stock underlying the holder's depositary shares should be voted.

The depositary will try, if practical, to vote the number of shares of preferred stock underlying the depositary shares according to the instructions received. We will agree to take all action requested by and deemed necessary by the depositary to enable the depositary to vote the preferred stock in that manner. The depositary will not vote any preferred stock for which it does not receive specific instructions from the holders of the depositary shares relating to such preferred stock, unless otherwise indicated in the applicable prospectus supplement.

Amendment and Termination of the Deposit Agreement

The form of depositary receipt evidencing the depositary shares and any provision of the deposit agreement may be amended by agreement between us and the depositary at any time. Any amendment that materially and adversely alters the rights of the existing holders of depositary shares, however, will be effective only if approved by the record holders of at least a majority of the depositary shares then outstanding. A deposit agreement may be terminated by us or the depositary only if:

- all outstanding depositary shares relating to the deposit agreement have been redeemed or reacquired by us;

- all preferred stock of the relevant Series has been withdrawn; or

- there has been a final distribution on the preferred stock of the relevant Series in connection with our liquidation, dissolution, or winding-up of our business and the distribution has been distributed to the holders of the related depositary shares.

Charges of Depositary

We will pay all transfer and other taxes and governmental charges arising solely from the existence of the depositary arrangements. We will pay associated charges of the depositary for the initial deposit of the preferred stock and any redemption of the preferred stock. Holders of depositary shares will pay transfer and other taxes and governmental charges and any other charges that are stated to be their responsibility under the deposit agreement.

Miscellaneous

We will forward to the depositary, for distribution to the holders of depositary shares, all reports and communications that we must furnish to the holders of the preferred stock.

If the depositary is prevented or delayed by law or any circumstance beyond its control in performing its obligations under the deposit agreement, neither the depositary nor we will be liable. Our obligations and the depositary's obligations under the deposit agreement will be limited to performance in good faith of duties set forth in the deposit agreement. Neither the depositary nor we will be obligated to prosecute or defend any legal proceeding connected with any depositary shares or preferred stock unless satisfactory indemnity is furnished to us and/or the depositary. We and the depositary may rely upon documents believed to be genuine, written advice of counsel or accountants, or information provided by persons presenting preferred stock for deposit, holders of depositary shares or other persons believed to be competent.

Resignation and Removal of Depositary

The depositary may resign at any time by delivering notice to us. We may also remove the depositary at any time. Resignations or removals will take effect when a successor depositary is appointed and it accepts the appointment. The successor depositary must be appointed within 60 days after delivery of the notice of resignation or removal and must be a bank or trust company having its principal office in the U.S., and it must have a combined capital and surplus of at least $50 million.

Description of 6.625% Fixed-Rate Reset Subordinated Note Due 2033

As of December 31, 2024, there was an aggregate principal amount of $300,000,000 of our 6.625% Fixed-Rate Reset Subordinated Note Due 2033 (the "Subordinate Notes") issued and outstanding. The Subordinated Notes are a series of our subordinated debt securities issued under our subordinated debt securities indenture dated as of November 13, 2014 between Associated Banc-Corp and The Bank of New York Mellon Trust Company, N.A., as trustee (the "Indenture"). The following summary of the material terms of the Subordinated Notes is not complete. You should also refer to the Indenture for the complete terms of the Subordinated Note.

General

The Subordinated Notes are limited to an aggregate principal amount of $300,000,000. The Subordinated Notes are not convertible into or exchangeable for shares of our common stock, our preferred stock or any other securities.

The Subordinated Notes are unsecured and subordinate and junior in right of payment to all senior indebtedness, and in certain events of insolvency, to other general obligations, as described below. The Subordinated Notes are effectively subordinated to any secured debt of ours to the extent of the value of the collateral securing such indebtedness. As of December 31, 2024, we had no outstanding secured indebtedness. The Subordinated Notes are not guaranteed by any of our subsidiaries. As of December 31, 2024, we also had outstanding $250,000,000 in the aggregate principal amount of 10-year subordinated notes, due January 2025, and callable October 2024, which were paid in full in January 2025. As of December 31, 2024, we also had outstanding $300,000,000 in aggregate principal amount of 6.455% Fixed / Floating Rate Senior Notes due 2030.

We are a bank holding company that conducts substantially all of our operations through subsidiaries. As a result, claims of the holders of the Subordinated Notes are structurally subordinated in right of payment to claims of creditors of our subsidiaries, except to the extent that we may be recognized, and receive payment, as a creditor of those subsidiaries. Claims of our subsidiaries' creditors, other than Associated Banc-Corp, include substantial amounts of long-term debt, deposit liabilities, federal funds purchased, securities sold under repurchase agreements, commercial paper and other short-term borrowings. As of December 31, 2024, our subsidiaries had, in the aggregate, outstanding debt and other liabilities, including deposits, of approximately $37.5 billion (excluding intercompany liabilities). All of such debt and other liabilities would rank structurally senior to the Subordinated Notes in case of liquidation or otherwise.

We may, from time to time, without notice or consent from the holders of the Subordinated Notes, incur additional indebtedness that ranks senior to, equally or subordinate in right of payment to the Subordinated Notes.

The Subordinated Notes are not deposits or other obligations of a bank or savings association and are not insured or guaranteed by the FDIC or any other governmental agency.

The Subordinated Notes are issued in registered book-entry form without coupons in denominations of $25 and integral multiples of $25 in excess thereof.

As of December 31, 2024, the Subordinated Notes are listed and traded on the New York Stock Exchange under the ticker symbol "ASBA".

Payment of Principal and Interest

Payment of the full principal amount of the Subordinated Notes is due on March 1, 2033.

The Subordinated Notes bear interest (i) during the period from and including February 10, 2023 (the "Issue Date), to, but excluding, March 1, 2028 (the "Reset Date"), or to, but excluding, the date of earlier redemption, at a fixed rate of 6.625% per annum (the "Initial Fixed Rate") and (ii) during the period from and including the Reset Date to, but excluding, the maturity date, or to, but excluding, the date of earlier redemption, at a rate per annum that will be the Five-year U.S. Treasury Rate as of the day falling two business days prior to the Reset Date (the "Reset Determination Date"), plus 2.812% per annum (the "Spread"). The Reset Date will not be adjusted for business days. The interest rate on the Subordinated Notes is in no event higher than the maximum rate permitted by New York law as the same may be modified by United States law of general application.

Interest on the Subordinated Notes began to accrue on February 10, 2023. We pay interest on the Subordinated Notes quarterly in arrears on March 1, June 1, September 1 and December 1 of each year, beginning June 1, 2023 and ending on the maturity date. Interest is paid to the person in whose name such note is registered at the close of business on the fifteenth day of February, May, August and November (whether or not a business day) of each year; *provided* that that interest payable on the maturity of the principal of the Subordinated Notes or (subject to the exceptions described under the heading "— Optional Redemption by Us") any redemption date is paid to the person to whom principal is paid. Interest on the Subordinated Notes is paid on the basis of a 360-day year comprised of twelve 30-day months.

If any interest payment date, redemption date or any maturity date for the Subordinated Notes falls on a day which is not a business day, the related payment of principal or interest on the Subordinated Notes is made on the next day that is a business day with the same force and effect as if made on the date such payment was due, and no interest will accrue on the amount payable for the period from and after such interest payment date or maturity date, as the case may be. A "business day" means any day that is not a Saturday or Sunday, and that is not a day on which banking institutions in the State of New York are authorized or obligated by law or executive order to close.

The "Five-year U.S. Treasury Rate" means, as of the Reset Determination Date, (i) an interest rate (expressed as a decimal) determined to be the per annum rate equal to the arithmetic mean of the five most recent daily yields to maturity (or, if fewer than five daily yields appear, such number of daily yields to maturity appearing) for U.S. Treasury securities adjusted to constant maturity, for five-year maturities, and trading in the public securities markets as published under the caption "Treasury Constant Maturities — Nominal" (or any successor caption or heading) in the most recent H.15 (the "Initial Base Rate") or (ii) if there are no such published yields on actively traded U.S. Treasury securities adjusted to constant maturity, for five-year maturities, and trading in the public securities markets, then the rate will be determined by interpolation between the arithmetic mean of the five most recent daily yields to maturity (or, if fewer than five daily yields appear, such number of daily yields to maturity appearing), adjusted for constant maturity, for each of the two series of U.S. Treasury securities trading in the public securities market as published under the caption "Treasury Constant Maturities — Nominal" (or any successor caption or heading), (a) one maturing as close as possible to, but earlier than, the maturity date for the Subordinated Notes, and (b) the other maturing as close as possible to, but later than, the maturity date for the Subordinated Notes, in each case as published in the most recent H.15.

Notwithstanding the foregoing, if we, in our sole discretion, determine on or prior to the Reset Determination Date that the Five-Year U.S. Treasury Rate cannot be determined in the manner described in the immediately preceding paragraph (a "Benchmark Substitution Event"), we may, in our sole discretion, designate an unaffiliated agent or advisor, which may include an unaffiliated underwriter for the offering of the Subordinated Notes or any affiliate of any such underwriter (the "Designee"), to determine whether there is an industry-accepted successor rate to the Initial Base Rate. If the Designee determines that there is such an industry-accepted successor rate, then the "Five-Year U.S. Treasury Rate" shall be such successor rate and, in that case, the Designee may then determine and adjust the business day convention, the definition of business day and the Reset Determination Date to be used and any other relevant methodology for determining or otherwise calculating such successor rate, including any adjustment factor needed to make such successor rate comparable to the Initial Base Rate in each case, in a manner that is consistent with industry-accepted practices for the use of such successor rate (the "Adjustments"). If we, in our sole discretion, determine that the Five-Year U.S. Treasury Rate cannot be determined in the manner described in the immediately preceding paragraph and we, in our sole discretion, do not designate a Designee or if the Designee determines that there is no industry-accepted successor rate to the Initial Base Rate, then the Five-year U.S. Treasury Rate on the Reset Determination Date will be 3.813%, which is the Initial Fixed Rate minus the Spread.

For the avoidance of doubt, any determination by us or a Designee pursuant to the preceding paragraph (including, without limitation, with respect to any Benchmark Substitution Event or any Adjustments) will not be subject to, and will become effective without, the consent of the holders of the Subordinated Notes or any other party.

"H.15" means the daily statistical release designated as such, or any successor publication, published by the Federal Reserve System (the "FRB"), and "most recent H.15" means the H.15 published closest in time but prior to the close of business on the Reset Determination Date.

Unless we have delivered notice of redemption of all outstanding notes, with such redemption to occur on the Reset Date, we will appoint a calculation agent with respect to the Subordinated Notes prior to the Reset Determination Date. The Five-year U.S. Treasury Rate will be determined by the calculation agent on the Reset Determination Date. Promptly upon such determination, the calculation agent will notify Associated Banc-Corp of the interest rate from and after the Reset Date. Associated Banc-Corp shall then promptly notify the trustee in writing of such interest rate. We or an affiliate of ours may assume the duties of the calculation agent. Any determination, decision or election that may be made by the calculation agent pursuant to the terms of the Subordinated Notes, including any determination with respect to a rate, will be conclusive and binding absent manifest error, may be made in the calculation agent's sole discretion, and, notwithstanding anything to the contrary in the documentation relating to the Subordinated Notes, shall become effective without consent from any other party. The calculation agent's determination of any interest rate will be on file at our principal offices, will be made available to any holder of the Subordinated Notes upon request and will be final and binding in the absence of manifest error. The trustee or any paying agent will have no obligation to be named as calculation agent nor for making any determinations to be made by the calculation agent as described above or for determining whether manifest error has occurred.

Optional Redemption by Us

We have the option to redeem the Subordinated Notes (i) in whole or in part on the Reset Date, and on any interest payment date thereafter, (ii) in whole or in part, at any time and from time to time, on or after December 1, 2032 (three months prior to the maturity date), or (iii) in whole, but not in part, upon the occurrence of a Regulatory Capital Treatment Event (as defined herein), in each case at a redemption price equal to 100% of the principal amount of the Subordinated Notes being redeemed, plus accrued and unpaid interest thereon, if any, to, but excluding, the redemption date.

If we redeem the Subordinated Notes at our option, notwithstanding the foregoing, installments of interest on the Subordinated Notes that are due and payable on any interest payment date falling on or prior to a redemption date for the Subordinated Notes will be payable on that interest payment date to the registered holders thereof as of the close of business on the relevant record date according to the terms of the Subordinated Notes and the Indenture.

A "Regulatory Capital Treatment Event" means the good faith determination by us that, as a result of (i) any amendment to, or change in, the laws, rules or regulations of the United States (including, for the avoidance of doubt, any agency or instrumentality of the United States, including the FRB and other appropriate federal bank regulatory agencies) or any political subdivision of or in the United States that is enacted or becomes effective after the initial issuance of the Subordinated Notes, (ii) any proposed change in those laws, rules or regulations that is announced or becomes effective after the initial issuance of the Subordinated Notes, or (iii) any official administrative decision or judicial decision or administrative action or other official pronouncement interpreting or applying those laws, rules or regulations or policies with respect thereto that is announced after the initial issuance of the Subordinated Notes, there is more than an insubstantial risk that we will not be entitled to treat the Subordinated Notes then outstanding as "tier 2 capital" (or its equivalent) for purposes of the capital adequacy rules of the FRB (or, as and if applicable, the capital adequacy rules or regulations of any successor appropriate federal banking agency) as then in effect and applicable, for so long as any note is outstanding, to at least the same extent as of the date of original issuance of the Subordinated Notes. "Appropriate federal banking agency" means the "appropriate federal banking agency" with respect to us as that term is defined in Section 3(q) of the Federal Deposit Insurance Act or any successor provision.

We must give the holders of the Subordinated Notes to be redeemed notice of the redemption not less than 10 days or more than 60 days before the redemption date. If we elect to redeem fewer than all the Subordinated Notes, the trustee will select the particular notes to be redeemed on a pro rata basis, by-lot or by such other method of selection, if any, that the trustee deems fair and appropriate.

Any exercise by us of our redemption rights described above is subject to our having first received approval of the FRB for such redemption.

The Subordinated Notes are not subject to any sinking fund. The Subordinated Notes are not mandatorily redeemable at the option of the holders.

Subordination

The Subordinated Notes are subordinate and junior in right of payment to all senior indebtedness and effectively subordinated to all existing and future debt and other liabilities of our subsidiaries and, upon the occurrence of certain events of insolvency, will be subordinated to the prior payment in full of our general obligations.

The Indenture defines "senior indebtedness" as:

1. the principal of (and premium, if any) and interest in respect of indebtedness of the Company for purchased or borrowed money, whether or not evidenced by securities, notes, debentures, bonds or other similar instruments issued by the Company;
2. all capital lease obligations of the Company;
3. all obligations of the Company issued or assumed as the deferred purchase price of property, all conditional sale obligations of the Company and all obligations of the Company under any conditional sale or title retention agreement, but excluding trade accounts payable in the ordinary course of business;
4. all obligations of the Company in respect of any letters of credit, bankers acceptances, security purchase facilities and similar credit transactions;
5. all obligations of the Company in respect of interest rate swap, cap or other agreements, interest rate future or options contracts, currency swap agreements, currency future or option contracts and other similar agreements;
6. all obligations of the type referred to in the preceding five clauses of other persons for the payment of which the Company is responsible or liable as obligor, guarantor or otherwise;
7. all obligations of the type referred to in the preceding six clauses of other persons secured by any lien on any property or asset of the Company whether or not such obligation is assumed by the Company; and
8. any deferrals, renewals or extensions of any such senior indebtedness;

provided, however, that senior indebtedness does not include:

1. any notes issued under the Indenture, including the Subordinated Notes (collectively, "Subordinated Securities");
2. any indebtedness that by its terms is subordinated to, or ranks on an equal basis with, Subordinated Securities; and
3. any indebtedness between or among the Company and its affiliates, including all other debt securities and guarantees in respect of debt securities issued to any trust, or a trustee of such trust, partnership or other entity affiliated with the Company which is a financing vehicle of the Company in connection with the issuance by such financing vehicle of capital securities or other securities guaranteed by the Company pursuant to an instrument that ranks on an equal basis with or junior in respect of payment to Subordinated Securities.

The Indenture defines "general obligations" as all obligations of the Company to make payment on account of claims of general creditors, other than (A) obligations on account of senior indebtedness and (B) obligations on account of Subordinated Securities issued under the Indenture and indebtedness for money borrowed ranking *pari passu* with or subordinate to Subordinated Securities issued under the Indenture.

If the FRB (or other Federal banking supervisor that is at the time of determination the Company's primary Federal banking supervisor) shall promulgate any rule or issue any interpretation defining or describing the term "general creditor" or "general creditors" or "senior indebtedness" for purposes of its criteria for the inclusion of subordinated debt of a bank holding company (including a financial holding company, if applicable) in capital, or otherwise defining or describing the obligations to which subordinated debt of a bank holding company (including a financial holding company, if applicable) must be subordinated to be included in capital, to include any obligations not included in the definition of "senior indebtedness" under the Indenture, the term "general obligations" will mean such obligations as defined or described in the first such rule or interpretation, other than obligations described in clauses (A) and (B) above.

If the maturity of any Subordinated Securities, including the Subordinated Notes, is accelerated, the holders of all senior indebtedness outstanding at the time of such acceleration will first be entitled to receive payment in full of all amounts due thereon before the holders of Subordinated Securities, including the Subordinated Notes, will be entitled to receive any payment upon the principal of (or premium, if any) or interest, if any, on the Subordinated Securities.

No payments on account of principal (or premium, if any) or interest, if any, in respect of the Subordinated Notes may be made if there shall have occurred and be continuing:

1. a default in the payment of principal of (or premium, if any) or interest on senior indebtedness;
2. an event of default with respect to any senior indebtedness resulting in the acceleration of the maturity thereof; or
3. if any judicial proceeding shall be pending with respect to any such default.

In addition, upon our dissolution, winding-up, liquidation, or reorganization:

1. we must pay to the holders of senior indebtedness the full amounts of principal of, premium, if any, and interest, if any, on the senior indebtedness before any payment or distribution is made on the Subordinated Notes, and
2. if, after we have made those payments on the senior indebtedness, amounts are available for payment on the Subordinated Notes and creditors who hold general obligations have not received their full payments,

then we will first use amounts available for payment on the Subordinated Notes to pay in full all other general obligations before we may make any payment on the Subordinated Notes.

Events of Default

An event of default under the Indenture, as applied to the Subordinated Notes, occurs only upon certain events in bankruptcy, insolvency or reorganization involving us. If an event of default with respect to the Subordinated Notes occurs and is continuing, either the trustee or the holders of not less than 25% in principal amount of the outstanding notes may declare the principal amount of the Subordinated Notes to be due and payable immediately. Subject to certain conditions, the holders of a majority in principal amount of the outstanding notes may rescind and annul the declaration. Holders of the Subordinated Notes may not accelerate the maturity of the Subordinated Notes, except upon an event of default.

In addition, the Indenture also provides for defaults. A "default" under the Indenture, as applied to the Subordinated Notes includes:

1. our failure to pay principal of, or any premium on, any Subordinated Security when the payment is due;
2. our failure to pay any interest on any Subordinated Security when the interest payment is due, and continuance of this default for 30 days;
3. our default in the performance, or breach, of any of our covenants or warranties in the Indenture, other than a covenant or warranty included in the Indenture solely for the benefit of a different series of subordinated debt securities, which has continued for 60 days after we have been given written notice of the default as provided in the Indenture;
4. any event of default under the Indenture; and
5. any other default regarding the Subordinated Notes.

Neither the trustee nor holders of the Subordinated Notes have any right to accelerate the payment of the principal amount of the Subordinated Notes upon the occurrence of a default. However, if there is a default in payment of principal or interest (not cured within 30 days) under the Subordinated Notes and upon demand of the trustee, we will be required to pay the principal amount and interest, if any, then due and payable on the Subordinated Notes to the trustee for the benefit of the holders of the outstanding notes.

Defeasance and Covenant Defeasance

The Indenture contains a provision that permits us to elect:

1. defeasance, which would discharge us from all of our obligations (subject to limited exceptions) with respect to the Subordinated Notes; and/or
2. covenant defeasance, which would release us from our obligations under specified covenants and the consequences of the occurrence of an event of default resulting from a breach of these covenants.

To make either of the above elections, we must deposit in trust with the trustee money and/or U.S. government obligations which, through the payment of principal and interest in accordance with their terms, will provide sufficient money, without reinvestment, to repay in full the Subordinated Notes.

In the Indenture, "U.S. government obligations" are:

1. direct obligations of the U.S. or of an agency or instrumentality of the U.S., in either case that is guaranteed as a full faith and credit obligation of the U.S. and that is not callable or redeemable by us; and
2. certain depositary receipts with respect to an obligation referred to immediately above.

As a condition to defeasance or covenant defeasance, we must deliver to the trustee an opinion of counsel that the holders of the Subordinated Notes will not recognize income, gain, or loss for federal income tax purposes as a result of the defeasance or covenant defeasance and will be subject to federal income tax on the same amount, in the same manner and at the same times as would have been the case if defeasance or covenant defeasance had not occurred. That opinion, in the case of defeasance, but not covenant defeasance, must refer to and be based upon a ruling received by us from the Internal Revenue Service or published as a revenue ruling or upon a change in applicable federal income tax law.

If we exercise our covenant defeasance option with respect to the Subordinated Notes, then even if there were a default under the related covenant, payment of the Subordinated Notes could not be accelerated. We may exercise our defeasance option with respect to the Subordinated Notes even if we previously had exercised our covenant defeasance option. If we exercise our defeasance option, payment of the Subordinated Notes may not be accelerated because of any event of default. If we exercise our covenant defeasance option and acceleration were to occur, the realizable value at the acceleration date of the money and U.S. government obligations in the defeasance trust could be less than the principal and interest then due on the Subordinated Notes. This is because the required deposit of money and/or U.S. government obligations in the defeasance trust is based upon scheduled cash flows rather than market value, which will vary depending upon interest rates and other factors.

Modification and Waiver

The Indenture provides that we, together with the trustee, may enter into supplemental indentures without the consent of any holders of the Subordinated Notes to, among other things:

1. evidence the assumption by another person of our obligations;
2. add covenants for the benefit of the holders;
3. add any additional events of default;
4. add to or change the Indenture to permit or facilitate the issuance of Subordinated Securities in bearer form or to permit or facilitate the issue of Subordinated Securities in uncertificated form;
5. secure the Subordinated Securities;
6. evidence the acceptance of appointment by a successor trustee;
7. cure any ambiguity or correct any inconsistency in the Indenture; or
8. make other changes, provided that any such action does not adversely affect the interests of the holders in any material respect.

Other amendments and modifications of the Indenture may be made with the consent of the holders of not less than a majority of the aggregate principal amount of outstanding Subordinated Securities of each series affected by the supplemental indenture. No modification or amendment may, however, without the consent of each holder of outstanding Subordinated Securities of each series affected by the supplemental indenture:

1. change the stated maturity of the principal of, or any installment of principal or interest on the Subordinated Notes;
2. reduce the principal amount of (or premium, if any) or the interest rate on the Subordinated Notes or the principal amount due upon acceleration of a note;
3. change the place or currency of payment of principal of (or premium, if any), or the interest on the Subordinated Notes;
4. impair the right to sue for the enforcement of any such payment on or with respect to the Subordinated Notes;
5. reduce the percentage of holders of the Subordinated Notes necessary to modify or amend the Indenture; or
6. modify the foregoing requirements or reduce the percentage of outstanding Subordinated Securities necessary to waive compliance with certain covenants in the Indenture or for waiver of certain defaults.

The Indenture provides that in determining whether the holders of the requisite principal amount of the outstanding Subordinated Securities have given, made or taken any request, demand, authorization, direction, notice, consent or waiver under the Indenture, Subordinated Securities owned by Associated Banc-Corp or any affiliate of Associated Banc-Corp shall be disregarded and deemed not to be outstanding. Additionally, no modification or amendment to the Indenture may, without the consent of the holder of each outstanding subordinated note affected:

1. modify the subordination provisions of the Subordinated Securities of any series in a manner adverse to the holders of the Subordinated Notes; or
2. adversely affect the right to convert any Subordinated Security.

Consolidation, Merger, and Sale of Assets

We may, without the consent of the holders of any Subordinated Securities, including the Subordinated Notes, consolidate or merge with any other person or transfer or lease all or substantially all of our assets to another person or permit another corporation to merge into Associated Banc-Corp, as long as:
1. the successor is a corporation, banking association, partnership or trust organized and validly existing under the laws of the United States, any state or the District of Columbia;
2. the successor (if not Associated Banc-Corp) expressly assumes, by supplemental indenture, all of our obligations on the Subordinated Securities, including the Subordinated Notes, and under the Indenture;
3. immediately after giving effect to the transaction, no event of default, and no event which, after notice or lapse of time or both, would become an event of default, shall have occurred and be continuing; and
4. we deliver to the trustee an officer's certificate and an opinion of counsel, each stating that such consolidation, merger, conveyance, transfer or lease of our properties and assets complies with the Indenture and that all conditions precedent to such transaction have been complied with.

Governing Law

The Indenture and the Subordinated Notes are governed by, and construed in accordance with, the laws of the State of New York.

The Trustee

The Bank of New York Mellon Trust Company, N.A. is the trustee under the Indenture relating to the Subordinated Notes. The trustee has all of the duties and responsibilities specified under the Trust Indenture Act of 1939, as amended. The trustee is not obligated to exercise any of its rights or powers under the Indenture at the request or direction of any holders of the Subordinated Notes unless the holders have offered to the trustee security or indemnity reasonably satisfactory to the trustee. We and some of our subsidiaries maintain deposits and conduct other banking transactions with the trustee in the ordinary course of business.

The Bank of New York Mellon Trust Company, N.A., serves as trustee under the Indenture and under our senior debt securities indenture, dated as of March 14, 2011, between Associated Banc-Corp and The Bank of New York Mellon Trust Company, N.A., as trustee, relating to our senior notes. If an event of default occurs, the trustee may be considered to have a conflicting interest with respect to the Subordinated Notes for purposes of the Trust Indenture Act of 1939, as amended. In that case, the trustee may be required to resign as trustee under the Indenture relating to the Subordinated Notes and we would be required to appoint a successor trustee.

Exhibit 19



Insider Trading Policy

Purpose

This Insider Trading Policy (the "Policy") provides guidelines with respect to transactions in the securities of Associated Banc-Corp (the "Company") and the handling of confidential information about the Company and the companies with which the Company does business. The Company's Board of Directors has adopted this Policy to promote compliance with federal and state securities laws that prohibit certain persons who are aware of material nonpublic information about a company from: (i) engaging in transactions in securities of that company; or (ii) providing material nonpublic information to other persons who may trade on the basis of that information.

Persons Subject to the Policy

This Policy applies to all officers of the Company and its subsidiaries, all members of the Company's Board of Directors and all employees of the Company and its subsidiaries. The Company may also determine that other persons should be subject to the Policy, such as contractors or consultants who have access to material nonpublic information. This Policy also applies to family members, other members of a person's household and entities controlled by a person covered by the Policy, as described below.

Transactions Subject to the Policy

The Policy applies to transactions in the Company's securities (collectively referred to in this Policy as "Company Securities"), including the Company's common stock, options to purchase common stock, or any other type of securities that the Company may issue, including (but not limited to) preferred stock, convertible debentures and warrants, as well as derivative securities that are not issued by the Company, such as exchange-traded put or call options or swaps relating to the Company's Securities. Transactions subject to this Policy include purchases, sales, and bona fide gifts of Company Securities.

Individual Responsibility

Persons subject to this Policy have ethical and legal obligations to maintain the confidentiality of information about the Company and to not engage in transactions in Company Securities while in possession of material nonpublic information. Persons subject to this Policy must not engage in illegal trading and must avoid the appearance of improper trading. Each individual is responsible for making sure that he or she complies with this Policy, and that any family member, household member or entity whose transactions are subject to this Policy, as discussed below, also comply with this Policy. In all cases, the responsibility for determining whether an individual is in possession of material nonpublic information rests with that individual, and any action on the part of the Company, the Compliance Officer or any other employee or director pursuant to this Policy (or otherwise) does not in any way constitute legal advice or insulate an individual from liability under applicable securities laws. You could be subject to severe legal penalties and disciplinary action by the Company for any conduct prohibited by the Policy or applicable securities laws, as described below in more detail under the heading "Consequences of Violations."

Administration of the Policy

The Company's General Counsel shall serve as the Compliance Officer for the purposes of this Policy, and in his absence, another employee designated by the Compliance Officer shall be responsible for administration of this Policy. All determinations and interpretations by the Compliance Officer shall be final and not subject to further review.

Statement of Policy

It is the policy of the Company that no director, officer or other employee of the Company (or any other person designated by this Policy or by the Compliance Officer as subject to this Policy) who is aware of material nonpublic information relating to the Company may, directly, or indirectly through family members or other persons or entities:

1. Engage in transactions in Company Securities, except as otherwise specified in this Policy under the headings "Transactions Under Company Plans," "Transactions in Mutual Funds" and "Rule 10b5-1 Plans;"

2. Recommend that others engage in transactions in any Company Securities;

3. Disclose material nonpublic information to persons within the Company whose jobs do not require them to have that information, or outside of the Company to other persons, including, but not limited to, family, friends, business associates, investors and expert consulting firms, unless any such disclosure is made in accordance with the Company's policies regarding the protection or authorized external disclosure of information regarding the Company; or

4. Assist anyone engaged in the above activities.

In addition, it is the policy of the Company that no director, officer or other employee of the Company (or any other person designated as subject to this Policy) who, in the course of working for the Company, learns of material nonpublic information about a company (1) with which the Company does business, such as the Company's distributors, vendors, customers and suppliers, or (2) that is involved in a potential transaction or business relationship with Company, may engage in transactions in that company's securities until the information becomes public or is no longer material.

It is also the policy of the Company that the Company will not engage in transactions in Company Securities while aware of material nonpublic information relating to the Company or

Company Securities.

There are no exceptions to this Policy, except as specifically noted herein. Transactions that may be necessary or justifiable for independent reasons (such as the need to raise money for an emergency expenditure), or small transactions, are not excepted from this Policy. The securities laws do not recognize any mitigating circumstances, and, in any event, even the appearance of an improper transaction must be avoided to preserve the Company's reputation for adhering to the highest standards of conduct.

Definition of Material Nonpublic Information

Material Information. Information is considered "material" if a reasonable investor would consider that information important in making a decision to buy, hold or sell securities. Any information that could be expected to affect the Company's stock price, whether it is positive or negative, should be considered material. There is no bright-line standard for assessing materiality; rather, materiality is based on an assessment of all of the facts and circumstances, and is often evaluated by enforcement authorities with the benefit of hindsight.

When Information is Considered Public. Information that has not been disclosed to the public is generally considered to be nonpublic information. In order to establish that the information has been disclosed to the public, it may be necessary to demonstrate that the information has been widely disseminated. Information generally would be considered widely disseminated if it has been disclosed through a newswire services or public disclosure documents filed with the SEC. By contrast, information would likely not be considered widely disseminated if it is available only to the Company's employees, or if it is only available to a select group of analysts, brokers and institutional investors.

Once information is widely disseminated, it is still necessary to afford the investing public with sufficient time to absorb the information. As a general rule, information should not be considered fully absorbed by the marketplace until the second business day after the day on which the information is released. Depending on the particular circumstances, the Company may determine that a longer or shorter period should apply to the release of specific material nonpublic information.

Transactions by Family Members and Others

This Policy applies to your family members who reside with you (including a spouse, a child, a child away at college, stepchildren, grandchildren, parents, stepparents, grandparents, siblings and in-laws), anyone else who lives in your household, and any family members who do not live in your household but whose transactions in Company Securities are directed by you or are subject to your influence or control, such as parents or children who consult with you before they trade in Company Securities (collectively referred to as "Family Members"). You are responsible for the transactions of these other persons and therefore should make them aware of the need to confer with you before they trade in Company Securities, and you should treat all such transactions for the purposes of this Policy and applicable securities laws as if the transactions were for your own account. This Policy does not, however, apply to personal securities transactions of Family Members where the purchase or sale decision is made by a third party not controlled by, influenced by or related to you or your Family Members.

Transactions by Entities that You Influence or Control

This Policy applies to any entities that you influence or control, including any corporations, partnerships or trusts (collectively referred to as "Controlled Entities"), and transactions by these Controlled Entities should be treated for the purposes of this Policy and applicable securities laws as if they were for your own account.

Transactions Under Company Plans

This Policy does not apply in the case of the following transactions, except as specifically noted:

Stock Option Exercises. This Policy does not apply to the exercise of an employee stock option acquired pursuant to the Company's plans, or to the exercise of a tax withholding right pursuant to which a person has elected to have the Company withhold shares subject to an option to satisfy tax withholding requirements. This Policy does apply, however, to any sale of stock as part of a broker-assisted cashless exercise of an option, or any other market sale for the purpose of generating the cash needed to pay the exercise price of an option.

Restricted Stock Awards. This Policy does not apply to the vesting of restricted stock, or the exercise of a tax withholding right pursuant to which you elect to have the Company withhold shares of stock to satisfy tax withholding requirements upon the vesting of any restricted stock. The Policy does apply, however, to any market sale of restricted stock.

401(k) Plan. This Policy does not apply to purchases of Company Securities in the Company's 401(k) plan resulting from your periodic contribution of money to the plan pursuant to your payroll deduction election. This Policy does apply, however, to certain elections you may make under the 401(k) plan, including: (a) an election to increase or decrease the percentage of your periodic contributions that will be allocated to the Company stock fund; (b) an election to make an intra-plan transfer of an existing account balance into or out of the Company stock fund; (c) an election to borrow money against your 401(k) plan account if the loan will result in a liquidation of some or all of your Company stock fund balance; and (d) an election to pre-pay a plan loan if the pre-payment will result in allocation of loan proceeds to the Company stock fund.

Employee Stock Purchase Plan. This Policy does not apply to purchases of Company Securities in the employee stock purchase plan resulting from your periodic contribution of money to the plan pursuant to the election you made at the time of your enrollment in the plan. This Policy also does not apply to purchases of Company Securities resulting from lump sum contributions to the plan, provided that you elected to participate by lump sum payment at the beginning of the applicable enrollment period. This Policy does apply, however, to your election to participate in the plan for any enrollment period, and to your sales of Company Securities purchased pursuant to the plan.

Dividend Reinvestment Plan. This Policy does not apply to purchases of Company Securities under the Company's dividend reinvestment plan resulting from your reinvestment of dividends paid on Company Securities. This Policy does apply, however, to voluntary purchases of Company Securities resulting from additional contributions you choose to make to the dividend reinvestment plan, and to your election to participate in the plan or increase your level of participation in the plan. This Policy also applies to your sale of any Company Securities purchased pursuant to the plan.

Other Similar Transactions. Any other purchase of Company Securities from the Company or sales of Company Securities to the Company are not subject to this Policy.

Transactions in Mutual Funds

Transactions in mutual funds that are invested in Company Securities are not transactions subject to this Policy.

Special and Prohibited Transactions

The Company has determined that there is a heightened legal risk and/or the appearance of improper or inappropriate conduct if the persons subject to this Policy engage in certain types of transactions. It therefore is the Company's policy that any persons covered by this Policy may not engage in any of the following transactions, or should otherwise consider the Company's preferences as described below:

Short Sales. Short sales of Company Securities (*i.e.,* the sale of a security that the seller does not own) may evidence an expectation on the part of the seller that the securities will decline in value, and therefore have the potential to signal to the market that the seller lacks confidence in the Company's prospects. In addition, short sales may reduce a seller's incentive to seek to improve the Company's performance. For these reasons, short sales of Company Securities are prohibited by members of the Executive Group. In addition, Section 16(c) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") prohibits officers and directors from engaging in short sales.

Publicly-Traded Options. Given the relatively short term of publicly-traded options, transactions in options may create the appearance that a member of the Executive Group is trading based on material nonpublic information and focus a member of the Executive Group's attention on short-term performance at the expense of the Company's long-term objectives. Accordingly, transactions in put options, call options or other derivative securities, on an exchange or in any other organized market, are prohibited by this Policy for members of the Executive Group.

Hedging Transactions. Hedging or monetization transactions can be accomplished through a number of possible mechanisms, including through the use of financial instruments such as prepaid variable forwards, equity swaps, collars and exchange funds. Such hedging transactions may permit a member of the Executive Group to continue to own Company Securities obtained through employee benefit plans or otherwise, but without the full risks and rewards of ownership. When that occurs, the insider may no longer have the same objectives as the Company's other shareholders. Therefore, members of the Executive Group are prohibited from engaging in any such transactions.

Margin Accounts and Pledged Securities. Securities held in a margin account as collateral for a margin loan may be sold by the broker without the customer's consent if the customer fails to meet a margin call. Similarly, securities pledged (or hypothecated) as collateral for a loan may be sold in foreclosure if the borrower defaults on the loan. Because a margin sale or foreclosure sale may occur at a time when the pledgor is aware of material nonpublic information or otherwise is not permitted to trade in Company Securities, members of the Executive Group are prohibited from holding Company Securities in a margin account or otherwise pledging Company Securities as collateral for a loan. Any Executive Group member who has pledged Company Securities must terminate such pledge no later than the date on which such person becomes subject to this prohibition.

Standing and Limit Orders. Standing and limit orders (except standing and limit orders under approved Rule 10b5-1 Plans, as described below) create heightened risks for insider trading violations similar to the use of margin accounts. There is no control over the timing of purchases or sales that result from standing instructions to a broker, and as a result the broker could execute a transaction when a member of the Executive Group is in possession of material nonpublic information. The Company therefore discourages placing standing or limit orders on Company Securities. If a member of the Executive Group determines that they must use a standing order or limit order, the order should be limited to short duration and should otherwise comply with the restrictions and procedures outlined below under the heading "Additional Procedures."

Additional Procedures

The Company has established additional procedures in order to assist the Company in the administration of this Policy, to facilitate compliance with laws prohibiting insider trading while in possession of material nonpublic information, and to avoid the appearance of any impropriety. These additional procedures are applicable only to those individuals described below.

The Compliance Officer of the Company shall notify those persons considered to be members of the Company's executive group (the "Executive Group") of such status. The Executive Group shall consist of directors and executive officers of the Company and those employees who (i) are routinely in possession of annual and quarterly financial information for the Company prior to its release to the public, or (ii) are characterized as key policy-making officers of the Company by the Compliance Officer.

Pre-Clearance Procedures. The Executive Group, as well as the Family Members and Controlled Entities of such persons, may not engage in any transaction in Company Securities without first obtaining pre-clearance of the transaction from the Compliance Officer. A request for pre-clearance should be submitted to the Compliance Officer at least one business day in advance of the proposed transaction. The Compliance Officer is under no obligation to approve a transaction submitted for pre-clearance, and may determine not to permit the transaction. If a person seeks pre-clearance and permission to engage in the transaction is denied, then he or she should refrain from initiating any transaction in Company Securities, and should not inform any other person of the restriction.

When a request for pre-clearance is made, the requestor should carefully consider whether he or she may be aware of any material nonpublic information about the Company, and should describe fully those circumstances to the Compliance Officer. The requestor should also indicate whether he or she has effected any "opposite-way" transactions within the past six months.

Quarterly Trading Restrictions. The Executive Group, as well as their Family Members, and Controlled Entities, may not conduct any transactions involving the Company's Securities (other than as specified by this Policy), during a "Restricted Period" beginning the fourteenth day of the third month of the calendar quarter and ending on the third trading day following the date of the public release of the Company's quarterly financial information (i.e., the Company's quarterly earnings release).

Under certain very limited circumstances, a person subject to this restriction may be permitted to trade during a Restricted Period, but only if the Compliance Officer concludes that the person does not in fact possess material nonpublic information. Persons wishing to trade during a Restricted Period must contact the Compliance Officer for approval at least one business day in advance of any proposed transaction involving Company Securities.

Event-Specific Restricted Periods. From time to time, an event may occur that is material to the Company and is known by only a few directors, officers and/or employees. So long as the event remains material and nonpublic, the persons designated by the Compliance Officer may not trade Company Securities. In addition, the Company's financial results may be sufficiently material in a particular fiscal quarter that, in the judgment of the Compliance Officer, designated persons should refrain from trading in Company Securities even sooner than the typical Restricted Period described above. In that situation, the Compliance Officer may notify these persons that they should not trade in the Company's Securities, without disclosing the reason for the restriction. The existence of an event-specific restricted period or extension of a Restricted Period will not be announced to the Company as a whole, and should not be communicated to any other person. Even if the Compliance Officer has not designated you as a person who should not trade due to an event-specific restricted period, you should not trade while aware of material nonpublic information. Exceptions will not be granted during an event-specific restricted period.

Exceptions. The quarterly trading restrictions and event-driven trading restrictions do not apply to those transactions to which this Policy does not apply, as described above under the headings "Transactions Under Company Plans" and "Transactions in Mutual Funds." Further, the requirement for pre-clearance, the quarterly trading restrictions and event-driven trading restrictions do not apply to transactions conducted pursuant to approved Rule 10b5-1 plans, as described below.

Rule 10b5-1 Plans

Rule 10b5-1 under the Exchange Act provides a defense from insider trading liability under Rule 10b-5. In order to be eligible to rely on this defense, a person subject to this Policy must enter into a Rule 10b5-1 plan for transactions in Company Securities that meets certain conditions specified in the Rule (a "Rule 10b5-1 Plan") and must be in accordance with the Company's

"Guidelines for Rule 10b5-1 Plans." If the plan meets the requirements of Rule 10b5-1, Company Securities may be purchased or sold without regard to certain insider trading restrictions. To comply with the Policy, a Rule 10b5-1 Plan must be approved in advance by the Compliance Officer. In general, a Rule 10b5-1 Plan must be entered into at a time when the person entering into the plan is not aware of material nonpublic information.

To comply with the Policy, a Rule 10b5-1 Plan must be approved by the Compliance Officer and meet the requirements of Rule 10b5-1 and the Company's "Guidelines for Rule 10b5-1 Plans," which may be obtained from the Compliance Officer. In general, a Rule 10b5-1 Plan must be entered into at a time when the person entering into the plan is not aware of material nonpublic information. Once the plan is adopted, the person must not exercise any influence over the amount of securities to be traded, the price at which they are to be traded or the date of the trade. The plan must either specify the amount, pricing and timing of transactions in advance or delegate discretion on these matters to an independent third party. The plan must include a cooling-off period before trading can commence that, for directors or officers, ends on the later of 90 days after the adoption of the Rule 10b5-1 plan or two business days following the disclosure of the Company's financial results in an SEC periodic report for the fiscal quarter in which the plan was adopted (but in any event, the required cooling-off period is subject to a maximum of 120 days after adoption of the plan), and for persons other than directors or officers, 30 days following the adoption or modification of a Rule 10b5-1 plan. A person may not enter into overlapping Rule 10b5-1 plans (subject to certain exceptions) and may only enter into one single-trade Rule 10b5-1 plan during any 12-month period (subject to certain exceptions). Directors and officers must include a representation in their Rule 10b5-1 plan certifying that: (i) they are not aware of any material nonpublic information; and (ii) they are adopting the plan in good faith and not as part of a plan or scheme to evade the prohibitions in Rule 10b-5. All persons entering into a Rule 10b5-1 plan must act in good faith with respect to that plan.

Any Rule 10b5-1 Plan must be submitted for approval at least one week prior to the entry into such plan. No further pre-approval of transactions conducted pursuant to the Rule 10b5-1 Plan will be required.

Post-Termination Transactions

This Policy continues to apply to transactions in Company Securities even after termination of service to the Company. If an individual is in possession of material nonpublic information when his or her service terminates, that individual may not engage in transactions in Company Securities until that information has become public or is no longer material. The pre-clearance procedures specified under the heading "Additional Procedures" above, however, will cease to apply to transactions in Company Securities upon the expiration of any restricted period or other Company-imposed trading restrictions applicable at the time of the termination of service.

Consequences of Violations

The purchase or sale of securities while aware of material nonpublic information, or the disclosure of material nonpublic information to others who then trade in the Company's Securities, is prohibited by the federal and state laws. Insider trading violations are pursued vigorously by the SEC, U.S. Attorneys and state enforcement authorities. Punishment for insider trading violations is severe, and could include significant fines and imprisonment. While the regulatory authorities concentrate their efforts on the individuals who trade, or who tip inside information to others who trade, the federal securities laws also impose potential liability on companies and other "controlling persons" if they fail to take reasonable steps to prevent insider trading by company personnel.

In addition, an individual's failure to comply with this Policy may subject the individual to Company imposed sanctions, including dismissal for cause, whether or not the employee's failure to comply results in a violation of law. Needless to say, a violation of law, or even an SEC investigation that does not result in prosecution, can tarnish a person's reputation and irreparably damage a career.

Company Assistance

Any person who has a question about this Policy or its application to any proposed transaction, may obtain additional guidance from the Compliance Officer.

Corporate Governance and Social Responsibility Committee Approval: October 25, 2024

Guidelines for Rule 10b5-1 Plans

Rule 10b5-1 under the Exchange Act provides a defense from insider trading liability under Rule 10b-5. In order to be eligible to rely on this defense, a person subject to the Insider Trading Policy of Associated Banc-Corp (the "Policy") must enter into a Rule 10b5-1 plan for transactions in Company Securities that meets certain conditions specified in the Rule (a "Rule 10b5-1 Plan"). Capitalized terms used in these guidelines but not defined shall have the meaning ascribed to such terms in the Policy.

If the plan meets the requirements of Rule 10b5-1, transactions in Company Securities may occur without regard to certain insider trading restrictions. In general, a Rule 10b5-1 Plan must be entered into at a time when the person entering into the plan is not aware of material nonpublic information. Once the plan is adopted, the person must not exercise any influence over the amount of securities to be traded, the price at which they are to be traded or the date of the trade. The plan must either specify the amount, pricing and timing of transactions in advance or delegate discretion on these matters to an independent third party.

A Rule 10b5-1 plan must include a cooling-off period before trading can commence that, for directors or officers, ends on the later of 90 days after the adoption of the Rule 10b5-1 plan or two business days following the disclosure of the Company's financial results in an SEC periodic report for the fiscal quarter in which the plan was adopted (but in any event, the required cooling-off period is subject to a maximum of 120 days after adoption of the plan), and for persons other than directors or officers, 30 days following the adoption or modification of a Rule 10b5-1 plan. A person may not enter into overlapping Rule 10b5-1 plans (subject to certain exceptions) and may only enter into one single-trade Rule 10b5-1 plan during any 12-month period (subject to certain exceptions). Directors and officers must include a representation in their Rule 10b5-1 plan certifying that: (i) they are not aware of any material nonpublic information; and (ii) they are adopting the plan in good faith and not as part of a plan or scheme to evade the prohibitions in Rule 10b-5. All persons entering into a Rule 10b5-1 plan must act in good faith with respect to that plan.

As specified in the Policy, a Rule 10b5-1 Plan must be approved by the Compliance Officer and meet the requirements of Rule 10b5-1 and these guidelines. Any Rule 10b5-1 Plan must be submitted for approval one week prior to the entry into the Rule 10b5-1 Plan. No further pre-approval of transactions conducted pursuant to the Rule 10b5-1 Plan will be required.

The following guidelines apply to all Rule 10b5-1 Plans:

- You may not enter into, modify or terminate a Rule 10b5-1 Plan during a Restricted Period, and event-specific restricted period or otherwise while you are aware of material nonpublic information.
- All Rule 10b5-1 Plans must have a duration of at least 6 months and no more than 2 years.
- For officers and directors, no transaction may take place under a Rule 10b5-1 Plan until the later of (a) 90 days after adoption or modification (as specified in Rule 10b5-1) of the Rule 10b5-1 Plan or (b) two business days following the disclosure of the Company's financial results in a Form 10-Q or Form 10-K for the fiscal quarter (the

Company's fourth fiscal quarter in the case of a Form 10-K) in which the Rule 10b5-1 Plan was adopted or modified (as specified in Rule 10b5-1). In any event, the cooling-off period is subject to a maximum of 120 days after adoption of the plan.

- For persons other than officers and directors, no transaction may take place under a Rule 10b5-1 Plan until 30 days following the adoption or modification (as specified in Rule 10b5-1) of a Rule 10b5-1 Plan.

- Subject to certain limited exceptions specified in Rule 10b5-1, you may not enter into more than one Rule 10b5-1 Plan at the same time.

- Subject to certain limited exceptions specified in Rule 10b5-1, you are limited to only one Rule 10b5-1 designed to effect an open market purchase or sale of the total amount of securities subject to the Rule 10b-1 Plan as a single transaction in any 12-month period.

- You must act in good faith with respect to a Rule 10b5-1 Plan. A Rule 10b5-1 Plan cannot be entered into as part of a plan or scheme to evade the prohibition of Rule 10b5-1. Therefore, although modifications to an existing Rule 10b5-1 Plan are not prohibited, a Rule 10b5-1 Plan should be adopted with the intention that it will not be amended or terminated prior to its expiration.

- Officer and directors must include a representation to the Company at the time of adoption or modification of a Rule 10b5-1 Plan that (i) the person is not aware of material nonpublic information about the Company or Company Securities and (ii) the person is adopting the plan in good faith and not as part of plan or scheme to evade the prohibitions of Rule 10b-5.

The Company and the Company's officers and directors must make certain disclosures in SEC filings concerning Rule 10b5-1 Plans. Officers and directors of the Company must undertake to provide any information requested by the Company regarding Rule 10b5-1 Plans for the purpose of providing the required disclosures or any other disclosures that the Company deems to be appropriate under the circumstances.

Each director, officer and other Section 16 insider understands that the approval or adoption of a pre-planned selling program in no way reduces or eliminates such person's obligations under Section 16 of the Exchange Act, including such person's disclosure and short-swing trading liabilities thereunder. If any questions arise, such person should consult the Compliance Officer.

Exhibit 21


Subsidiaries of the Parent Company
As of December 31, 2024


The following bank subsidiaries are national banks and are organized under the laws of the United States:

Associated Bank, National Association

Associated Trust Company, National Association

The following nonbank subsidiaries are organized under the laws of the State of Wisconsin:

ABNA Investment Partners LLC

ABNA Portfolio Investments

ABNA SPH, LLC

ACD Germania, LLC

Associated Community Development, LLC

Associated Investments Inc.

Associated Investment Services, Inc.

Associated Wisconsin Real Estate Corp.

Kellogg Asset Management, LLC

Milwaukee Center Management, LLC

The following nonbank subsidiaries are organized under the laws of the State of Delaware:

SUBI-AB-24 Portfolio

SUBI-35 Portfolio

Exhibit 23

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the registration statement (Nos. 2-77435, 2-99096, 33-16952, 33-24822, 33-55560, 33-54658, 33-63545, 33-67436, 33-86790, 333-46467, 333-74307, 333-121012, 333-121011, 333-121010, 333-120711, 333-120713, 333-120714, 333-120710, 333-166392, 333-188233, 333-208104, 333-217689, 333-223099, 333-238552, 333-273047 and 333-273865) on Form S-8, (Nos. 2-98922, 33-28081, 33-63557, 33-67434, 333-202836, 333-208103, 333-224096, 333-256902, and 333-280004) on Form S-3 and (Nos. 333-195049, and 333-220067) on Form S-4 of our reports dated February 12, 2025, with respect to the consolidated financial statements of Associated Banc-Corp and the effectiveness of internal control over financial reporting.

/s/ KPMG LLP

Chicago, Illinois
February 12, 2025

Exhibit 24

POWER OF ATTORNEY FOR ANNUAL REPORT ON FORM 10-K

Each of the undersigned directors of Associated Banc-Corp (the "Corporation") hereby designates and appoints Randall J. Erickson and Nadia Musallam, and each of them, the undersigned's true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for the undersigned and in the undersigned's name, place and stead to sign for the undersigned and in the undersigned's name in the capacity as a director of the Corporation the Corporation's Annual Report on Form 10-K for the year ended December 31, 2024, and to file the same, with all exhibits thereto, other documents in connection therewith, and any amendments to any of the foregoing, with the Securities and Exchange Commission and any other regulatory authority, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully and to all intents and purposes as the undersigned might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or the undersigned's substitute, may lawfully do or cause to be done by virtue hereof.

IN WITNESS WHEREOF, the undersigned have each executed this Power of Attorney for Annual Report on Form 10-K, on one or more counterparts, as of the 28th day of January, 2025.

/s/ R. Jay Gerken	/s/ Gale E. Klappa
R. Jay Gerken	Gale E. Klappa
/s/ Judith P. Greffin	/s/ Kristen M. Ludgate
Judith P. Greffin	Kristen M. Ludgate
/s/ Michael J. Haddad	/s/ Cory L. Nettles
Michael J. Hadddad	Cory L. Nettles
/s/ Andrew J. Harmening	/s/ Owen J. Sullivan
Andrew J. Harmening	Owen J. Sullivan
/s/ Robert A Jeffe	/s/ Karen T. van Lith
Robert A. Jeffe	Karen T. van Lith
/s/ Rodney Jones-Tyson	/s/ John (Jay) B. Williams
Rodney Jones-Tyson	John (Jay) B. Williams
/s/ Eileen A. Kamerick	
Eileen A. Kamerick	

Exhibit 31.1


CERTIFICATION UNDER SECTION 302 OF THE
SARBANES-OXLEY ACT OF 2002

<u>CERTIFICATIONS</u>


I, Andrew J. Harmening, certify that:

1. I have reviewed this annual report on Form 10-K of Associated Banc-Corp;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 12, 2025   /s/   Andrew J. Harmening
                                                                             Andrew J. Harmening
                                                                              President and Chief Executive Officer

Exhibit 31.2


**CERTIFICATION UNDER SECTION 302 OF THE
SARBANES-OXLEY ACT OF 2002**

<u>CERTIFICATIONS</u>


I, Derek S. Meyer, certify that:

1. I have reviewed this annual report on Form 10-K of Associated Banc-Corp;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 12, 2025

/s/   Derek S. Meyer
Derek S. Meyer
Chief Financial Officer

Exhibit 32


**Certification by the Chief Executive Officer and Chief Financial
Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant
to Section 906 of the Sarbanes-Oxley Act of 2002**


Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, each of the undersigned officers of Associated Banc-Corp, a Wisconsin corporation (the "Company"), does hereby certify that:

1. The accompanying Annual Report of the Company on Form 10-K for the year ended December 31, 2024 (the "Report"), fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. Information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/   Andrew J. Harmening
_____

Andrew J. Harmening
Chief Executive Officer
February 12, 2025

/s/   Derek S. Meyer
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Derek S. Meyer
Chief Financial Officer
February 12, 2025